SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. -

ELETROBRAS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant’s name into English)

Avenida Presidente Vargas, 409 - 13th floor,

Edifício Herm. Stoltz - Centro, CEP 20071-003,

Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F.

Form 20-F       X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934.

Yes                  No      X

Explanatory Note

This Form 6-K includes a free translation of the financial statements originally issued in Portuguese by Centrais Elétricas Brasileiras S.A. – Eletrobras which comprise the balance sheets as of December 31, 2015 and 2014, and respective statements of income, comprehensive income, changes in stockholders’s equity and cash flows for the years then ended, prepared in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Also included is a free translation of the independent auditor’s report originally issued in Portuguese by KPMG Auditores Independentes. This report, states that the audit was conducted in accordance with generally accepted auditing standard in Brazil and ISAB and includes a qualification regarding risks relating to compliance with laws and regulations - Car Wash Operation. The financial statements as prepared by management include in footnote 4 XI the same qualifications. The Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) did not object to Eletrobras’ filing of the financial statements with the qualifications by both management and in the opinion issued by KPMG Auditores Independentes.

Based on certain ongoing investigations as described by Eletrobras in footnote 4 XI, KPMG Auditores Independentes has informed us that, at this date, it is not possible to conclude the audit in accordance with the standards of the Public Company Accounting Oversight Board (PCOB). Therefore, there can be no assurance that the content of any report ultimately issued in accordance with PCAOB standards will be the same as that issued in accordance with Brazilian auditing standards. Also, the U. S. Securities and Exchange Commission (SEC) generally interprets Regulation S-X Rule 2-02(b), which is incorporated into Form 20-F, to require an unqualified audit report from a registered public accounting firm.

Translation of Independent auditor’s report on the financial statements

This audit report has been translated for convenience purpose and was issued originally in Portuguese solely for the purpose of complying with rules and regulations of the Brazilian securities and exchange commission CVM – Comissao de Valores Mobiliarios, therefore solely for use in Brazil. KPMG Auditores Independentes accepts no responsibility for the use of this audit report outside of Brazil or for any other purpose.

To

The Officers and Shareholders of

Centrais Elétricas Brasileiras S.A. - Eletrobras

Brasília – Distrito Federal

We have examined the accompanying individual and consolidated financial statement of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheets as of December 31, 2015 and respective statements of income, comprehensive income, changes in stockholders’s equity, cash flows for the year then ended, as well as summary of significant accounting policies and other notes to the financial statements.

Management’s responsibility for the financial statements

The Company management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by the Internacional Accounting Standards Board (IASB) as well as for the internal controls as it considers necessary to enable the preparation of financial statements free of material misstatements, regardless of whether due to fraud error.

Independent auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, conducted in accordance with the Brazilian and International Standards on Auditing. These standards require compliance with ethical requirements by the auditor and that the audit is planned and performed for the purpose of obtaining reasonable assurance that the financial statements are free from material misstatements.

An audit involves performing selected procedures to obtain evidence with respect to the amounts and disclosures presented in the financial statements. The procedures selected depend on the auditor’s judgment, and include the assessment of the risks of material misstatements of the financial statements, regardless of whether due to fraud or error. In the assessment of the risks, the auditor considers the relevant internal controls for the preparation and fair presentation of the Company’s financial statements, in order to plan audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the adequacy of the accounting practices used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for qualified opinion

Risks relating to compliance with laws and regulations - Car Wash Operation

As further described in note 4, item XI, in connection with the investigation processes by federal public authorities in the operation known as “Lava Jato” (Car Wash), the Company became aware of alleged illegal acts, including bribery payments by management and former management of constructing suppliers involved on certain projects, to employees and/or management and/or executive directors of the Company and/or of its consolidated investees and/or of investees accounted for under the equity method.

Consequently, as approved by its Board of Directors, the Company hired a specialized independent firm to conduct an investigation related to the Car Wash operation and potential lack of compliance with laws and regulations applicable in Brazil and in the USA. In addition, the Company hired an Independent Special Commission to conduct an oversight of such investigation.

As the actions in respect of such investigation are still in progress, without any conclusive results, eventual impacts resulting from the ultimate resolution of this matter on the Company’s financial statements as of and for the year ended December 31, 2015 are still unknown and could not be reasonably estimated by the Company. Consequently, it was not possible for us to determine if it was necessary adjustments or disclosures, as a result of such matter, in the financial statements mentioned above.

Qualified opinion

In our opinion, except for the possible effects of the matter described in the Basis for Qualified Opinion paragraph, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of the Company as at December 31, 2015, and its individual and consolidated financial performance and its respectives cash flows for the year then ended in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), issue by International Accounting Standards Board (IASB.).

Emphasis of matter

Receivables subject to approval by the regulatory agency

As described in Note 2.1, at the end of the fiscal year 2012, the Company accepted the conditions for early renewal of some generation and transmission concessions established by the Federal Government of Brazil, resulting in changes in the profitability of such concessions as of 2013 and the right for certain residual balances of transmission and generation assets, subject to approval by the National Electricity Regulatory Agency (ANEEL). On December 31, 2015, the residual balances of generation and transmission assets object of such indemnification amounted to R$ 10,972,365 thousand and were determined by the Company from its best estimates and interpretation of the legislation, and may change until the final approval and their realization.

Our opinion is not qualified in light of this issue.

Going concern of the subsidiaries and affiliated companies

As mentioned in Note 16, the subsidiaries of the power distribution segment and also the generation subsidiaries Eletrobras Termonuclear SA (Eletronuclear) and Companhia de Geração Térmica de Energia Elétrica (CGTEE) have been presenting continuous losses in their operations, negative working capital and/or liabilities in excess of assets, and the associates Norte Energia S.A., Madeira Energia S.A., ESBR Participações S.A., São Manoel e Teles Pires Participações S.A have relevant negative working capital at December 31, 2015. In addition, as described in Note 2, the concessions of these distribution subsidiaries expired on July 15, 2015, and to this date, there is no evidence of renewal. The operational continuity of the subsidiaries and associates mentioned above. depends on financial support from third parties, the Company and/or other shareholders.

Our opinion is not qualified in light of these issues.

Other matters

Statements of value added

We have examined the individual and consolidated statements of value added (DVA) for the year ended at December 31, 2015, the presentation of which is required by Brazilian corporation law for public companies, which is the responsibility of the Company’s management, considered as supplementary information by IFRS, which does not require the presentation of the statements of added value. The statement were submitted to same audit procedures described previously and, in our opinion, except for the possible effects of the matters described in the Basis for Qualified Opinion paragraph, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated financial information taken as a whole.

Rio de Janeiro, March 30, 2016

KPMG Auditores Independentes

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

BALANCE SHEET OF YEARS ENDING ON DECEMBER 31, 2015 AND 2014

( in thousands of reais )

		PARENT COMPANY		CONSOLIDATED

ASSETS	NOTE	12/31/2015	12/31/2014	12/31/2015	12/31/2014

CURRENT
Cash and cash equivalents	5	691,719	88,194	1,393,973	1,407,078
Restricted cash	5	647,433	1,743,525	647,433	1,743,525
Marketable Securities	6	3,454,526	421,817	6,842,774	3,730,345
Accounts receivables	7	379,214	399,133	4,137,501	4,427,216
Financial assets - concessions and Itaipu	18	371,007	2,387,622	965,212	3,437,521
Financing and loans	9	6,820,948	5,228,931	3,187,226	2,696,021
Fuel Consumption Account - CCC	26	195,966	521,964	195,966	521,964
Equity investment income	10	255,468	677,544	309,360	289,574
Recoverable taxes	11	373,962	591,217	716,651	900,431
Income tax and social contribution	11	928,743	374,504	1,475,598	762,726
Reimbursment rights	12	-	-	2,265,242	3,673,639
Warehouse		360	798	631,669	512,614
Nuclear fuel inventory	13	-	-	402,453	340,319
Indemnification - Law 12.783/2013	8	-	-	-	3,738,295
Derivatives	44	-	-	21,307	124,635
Hydrological risk	15	-	-	195,830	-
Business Acquisition - Assets	43	-	-	4,623,785	-
Others		239,811	377,540	1,425,416	2,245,290

TOTAL CURRENT ASSETS		14,359,157	12,812,789	29,437,396	30,551,193

NON-CURRENT
LONG-TERM ASSETS
Reimbursment rights	12	-	-	8,238,140	6,129,423
Financing and loans	9	30,277,797	27,327,950	14,400,394	11,988,543
Accounts receivables	7	125,383	174,324	1,833,457	1,743,504
Marketable Securities	6	191,763	204,665	194,990	224,734
Nuclear fuel inventory	13	-	-	578,425	661,489
Recoverable taxes	11	-	-	2,623,186	2,538,131
Income tax and social contribution	11	1,645,382	1,464,148	3,067,591	2,467,631
Collateral and deposits		2,204,685	1,558,624	5,079,707	3,808,155
Fuel Consumption Account - CCC	26	13,331	3,944	13,331	3,944
Financial assets - Concessions and Itaipu	18	3,078,559	2,948,729	28,416,433	28,969,262
Derivatives	44	-	-	25,004	135,276
Advancements for future capital increase	14	189,493	175,636	1,215,532	1,140,633
FUNAC refund		-	-	-	595,445
Hydrological risk	15	-	-	598,161	-
Others		2,116,312	859,843	1,487,335	1,070,214

		39,842,705	34,717,863	67,771,686	61,476,384

INVESTMENTS
Evaluated by the equity method	16	39,794,944	47,387,245	20,777,270	18,700,146
Maintained at fair value	16	1,018,143	1,212,142	1,177,260	1,370,371

		40,813,087	48,599,387	21,954,530	20,070,517

PP&E	17	148,246	127,623	29,546,645	31,168,232

Intangible Assets	19	-	9,714	935,151	1,365,371

TOTAL NON-CURRENT ASSETS		80,804,038	83,454,587	120,208,012	114,080,504

TOTAL ASSETS		95,163,195	96,267,376	149,645,408	144,631,697

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

BALANCE SHEET OF YEARS ENDING ON DECEMBER 31, 2015 AND 2014

( in thousand reais )

		PARENT COMPANY		CONSOLIDATED

	NOTE	12/31/2015	12/31/2014	12/31/2015	12/31/2014
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT
Financing and loans	23	2,572,745	2,759,514	4,224,448	4,931,531
Debentures	24	-	-	357,226	325,732
Compulsory Loan	25	57,630	50,215	57,630	50,215
Suppliers	21	416,126	548,589	10,128,507	7,489,134
Customer Advances	22	593,404	448,759	648,236	501,572
Taxes payable	27	280,637	58,736	1,556,578	1,168,168
Income tax anbd social contribution	27	196,000	-	581,344	18,138
Fuel Consumption Account - CCC	26	-	301,471	-	301,471
Shareholders’ compensation	29	42,478	61,995	84,076	64,402
Estimated obligations		109,497	96,107	1,018,788	1,174,679
Refund obligations	12	299,632	655,158	396,208	702,728
Post-employment benefits	30	22,557	10,856	114,861	258,898
Provisions for contingencies	31	543,345	-	590,725	32,082
Regulatory Fees	28	-	-	695,400	930,297
Lease	23	-	-	132,972	74,507
Concessions payable - use of public property		-	-	3,920	3,645
Derivatives	44	18,860	24,706	20,608	26,573
Business Acquisition - Liabilities	43	412,225	-	5,575,009	-
Others		123,133	118,365	1,913,107	1,230,236

TOTAL CURRENT LIABILITIES		5,688,269	5,134,471	28,099,643	19,284,008

NON-CURRENT
Financing and loans	23	27,463,707	23,260,512	42,173,812	34,607,594
Suppliers	21	-	-	9,449,421	10,047,367
Debentures	24	-	-	205,248	434,191
Advancement from clients	22	-	-	659,082	718,451
Compulsory Loan	25	466,005	469,459	466,005	469,459
Asset decommission oblitaion	32	-	-	1,201,186	1,314,480
Operational provisions		-	1,100,499	-	1,100,499
Fuel Consumption Account - CCC	26	452,948	474,770	452,948	474,770
Provisions for contingencies	31	8,901,900	4,829,381	13,556,129	8,950,364
Post-employment benefits	30	252,966	448,407	1,858,824	2,001,268
Provisions for outstanding liabilities	42	7,793,798	2,794,236	257,907	97,449
Onerous contracts	34	-	-	1,489,292	1,130,201
Refund obligations	12	-	-	2,483,378	2,529,893
Lease	23	-	-	1,119,183	1,252,154
Concessions payable - use of public property		-	-	59,644	59,815
Advancement for future capital increase	33	219,294	193,606	219,294	193,606
Derivatives	44	-	-	78,521	70,336
Regulatory Fees	28	-	-	462,195	609,721
Taxes payable	27	181,991	-	900,309	837,551
Income tax and social contribution	27	733,289	291,878	1,003,796	569,380
Others		917,014	730,606	1,710,369	1,030,640

TOTAL NON-CURRENT LIABILITIES		47,382,912	34,593,354	79,806,543	68,499,189

SHAREHOLDERS’ EQUITY
Capital stock	36	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	36	26,048,342	26,048,342	26,048,342	26,048,342
Profit reserves	36	-	2,259,039	-	2,259,039
Adjustments to equity		39,452	42,947	39,452	42,947
Accrued losses		(12,181,172)	-	(12,181,172)	-
Other comprehensive income		(3,113,481)	(3,116,108)	(3,113,481)	(3,116,108)
Values recognized in ORA classified as assets held for sale		(6,458)	-	(6,458)	-
Non-controlling shareholders		-	-	(352,792)	308,949

TOTAL SHAREHOLDERS’ EQUITY		42,092,014	56,539,551	41,739,222	56,848,500

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		95,163,195	96,267,376	149,645,408	144,631,697

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

INCOME STATEMET FOR THE YEARS ENDING ON DECEMBER 31, 2015 AND 2014

( in thousands of reais )

		PARENT COMPANY		CONSOLIDATED

	NOTE	12/31/2015	12/31/2014	12/31/2015	12/31/2014

NET OPERATIONAL REVENUE	38	2,497,392	2,708,903	32,588,838	30,137,807

OPERATIONAL COSTS

Energy purchased for resale and charges upon use of eletricity network	41	(2,869,832)	(3,007,183)	(10,766,227)	(10,424,699)
Fees for using the electric grid		-	-	(1,737,959)	(1,523,379)
Fuel to produce electricity		-	-	(1,249,836)	(1,479,633)
Construction		-	-	(3,237,537)	(2,899,648)

		(2,869,832)	(3,007,183)	(16,991,559)	(16,327,359)

GROSS INCOME		(372,440)	(298,280)	15,597,279	13,810,448

OPERATIONAL EXPENSES

Personnel, material, and services	40	(520,505)	(496,823)	(9,495,417)	(8,485,373)
Compensation and refund		-	-	(348,874)	(386,824)
Depreciation		(5,368)	(6,271)	(1,417,856)	(1,387,034)
Amortization		-	-	(424,744)	(390,262)
Donations and contributions		(167,659)	(198,220)	(215,116)	(251,415)
Operating provisions / reversals	42	(10,232,634)	(3,836,562)	(14,639,285)	(1,754,660)
Plan of personnel adjustment		-	-	-	(219,299)
Others		(538,531)	(345,618)	(2,131,954)	(1,675,350)

		(11,464,697)	(4,883,494)	(28,673,246)	(14,550,217)

OPERATIONAL INCOME BEFORE STATEMENT OF INCOME		(11,837,137)	(5,181,774)	(13,075,967)	(739,769)

INCOME

Financial Income
Income from interest, commissions, and fees		3,007,812	2,410,701	1,128,406	1,071,107
Income from financial applications		591,799	428,512	1,122,643	1,020,654
Additional interest on energy		425,158	90,755	709,404	323,300
Monetary adjustment assets		1,265,430	658,363	3,765,236	841,821
Exchange variation assets		10,019,982	438,794	10,251,948	3,293,940
Compensation on indemnities - Law 12.783/13		-	-	115,407	1,018,952
Updating regulatory asset		-	-	229,608	-
Gains with derivatives		-	-	-	382,614
Other financial income		118,341	98,539	629,589	747,433

Financial expenses
Debts		(2,448,285)	(1,510,250)	(6,340,459)	(3,448,734)
Fees with leases		-	-	(273,391)	(279,716)
Fees on shareholders’		(27,250)	(55,090)	(40,511)	(87,047)
Monetary adjustment liabilities		(14,887)	-	(1,362,380)	(495,680)
Exchange variation liabilities		(8,724,960)	-	(10,219,318)	(2,998,387)
Updating regulatory liabilities		-	-	(130,502)	-
Loss with derivatives		-	-	(221,666)	-
Other financial expenses		(288,950)	(124,273)	(1,063,039)	(695,632)

		3,924,190	2,436,051	(1,699,025)	694,625

RESULT PRIOR TO EQUITY		(7,912,947)	(2,745,723)	(14,774,992)	(45,144)

RESULT OF EQUITY METHOD INVESTMENTS	39	(5,879,344)	(49,267)	531,446	(1,216,840)

OPERATIONAL INCOME BEFORE TAXES		(13,792,291)	(2,794,990)	(14,243,546)	(1,261,984)

Current income tax and social contribution	27	(169,455)	-	(546,812)	(82,483)
Deferred income tax and social contribution	27	(479,861)	(236,065)	(163,300)	(1,618,035)

NET LOSS		(14,441,607)	(3,031,055)	(14,953,658)	(2,962,502)

PORTION ATTRIBUTED TO CONTROLLING SHAREHOLDERS		(14,441,607)	(3,031,055)	(14,441,607)	(3,031,055)
PORTION ATTRIBUTED TO NON-CONTROLLING SHAREHOLDERS		-	-	(512,051)	68,553

NET LOSS PER SHARE	37	(R$10.67665)	(R$2.24085)	(R$10.67665)	(R$2.24085)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2015 AND 2014

( in thousand reais )

			PROFIT RESERVES
	CAPITAL STOCK	CAPITAL RESERVES	LEGAL	STATUTORY	ADJUSTMENTS ON EQUITY
As of December 31, 2014	31,305,331	26,048,342	2,233,017	26,022	42,947

Accrued translation adjustments
Adjustments post-employment benefits
Fair value of financial instruments available for sale
Deferred IR/CS on other comprehensive income
Adjustment subsidiaries / affiliates
Financial instruments - hedge
Realization adjustment on equity					(3,495)
Net loss
Proposed dividends				(26,022)
Unclaimed shareholders’ compensation - statute of limitations
Absorption of losses			(2,233,017)

As of December 31, 2015	31,305,331	26,048,342	-	-	39,452

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2015 AND 2014

( in thousand reais )

	ACCRUED LOSSES	OTHER COMPREHENSIVE INCOME	SHAREHOLDERS’ EQUITY PARENT COMPANY	SHAREHOLDERS’ EQUITY NON- CONTROLLING SHAREHOLDERS	CONSOLIDATED SHAREHOLDERS’ EQUITY
As of December 31, 2014	-	(3,116,108)	56,539,551	308,949	56,848,500

Accrued translation adjustments		67,482	67,482		67,482
Adjustments post-employment benefits		247,803	247,803		247,803
Fair value of financial instruments available for sale		(113,241)	(113,241)		(113,241)
Deferred IR/CS on other comprehensive income		38,502	38,502		38,502
Adjustment subsidiaries / affiliates	2,415	(243,909)	(241,494)	(149,690)	(391,184)
Financial instruments - hedge		(468)	(468)		(468)
Realization adjustment on equity	3,495		-		-
Net loss	(14,441,607)		(14,441,607)	(512,051)	(14,953,658)
Proposed dividends			(26,022)		(26,022)
Unclaimed shareholders’ compensation - statute of limitations	21,508		21,508		21,508
Absorption of losses	2,233,017		-		-

As of December 31, 2015	(12,181,172)	(3,119,939)	42,092,014	(352,792)	41,739,222

CENTRAIS ELÉTRICAS BRASILEIRAS S. - ELETROBRAS

STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2014 AND 2013

( in thousand reais )

			PROFIT RESERVE
	CAPITAL STOCK	CAPITAL RESERVES	LEGAL	STATUTORY	DIVIDENDOS ADICIONAIS	ADJUSTMENTS ON EQUITY
As of January 01, 2013 - Resubmitted	31,305,331	26,048,342	2,233,017	9,916,882	433,962	208,672

Additional dividends					(433,962)
Financial fees - Decree 2.673/98
Accrued translation adjustments
Adjustments post-employment benefits
Fair value of financial instruments available for sale
Deferred IR/CS on other comprehensive income
Adjustment subsidiaries / affiliates
Financial instruments - hedge
Realization adjustment on equity						(140,304)
Realization of reserves				(739,997)
Net profit (loss) in the year
Proposed dividends
Approval of proposed dividends by AGO					433,962
Absorbtion of losses				(6,186,949)

As of December 31, 2013 - Resubmitted	31,305,331	26,048,342	2,233,017	2,989,936	433,962	68,368

Additional dividends					(433,962)
Acquisition of investments
Accrued translation adjustments
Adjustments post-employment benefits
Fair value of financial instruments available for sale
Deferred IR/CS on other comprehensive income
Adjustment subsidiaries / affiliates
Financial instruments - hedge
Realization adjustment on equity						(25,421)
Realization of reserves				67,141
Net profit (loss) in the year
Unclaimed shareholders’ compensation - statute of limitations
Absorption of losses				(3,031,055)

As of December 31, 2014	31,305,331	26,048,342	2,233,017	26,022	-	42,947

CENTRAIS ELÉTRICAS BRASILEIRAS S. - ELETROBRAS

STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2014 AND 2013

( in thousand reais )

	ACCRUED LOSSES	OTHER COMPREHENSIVE INCOME	SHAREHOLDERS’ EQUITY PARENT COMPANY	SHAREHOLDERS’ EQUITY NON-CONTROLLING SHAREHOLDERS	CONSOLIDATED SHAREHOLDERS’ EQUITY
As of January 01, 2013 - Resubmitted	-	(2,273,587)	67,872,619	196,648	68,069,267

Additional dividends			(433,962)		(433,962)
Financial fees - Decree 2.673/98			-		-
Accrued translation adjustments		38,889	38,889		38,889
Adjustments post-employment benefits		609,151	609,151		609,151
Fair value of financial instruments available for sale		(180,080)	(180,080)		(180,080)
Deferred IR/CS on other comprehensive income		(277,069)	(277,069)		(277,069)
Adjustment subsidiaries / affiliates		398,028	398,028	3,262	401,290
Financial instruments - hedge		(12,190)	(12,190)		(12,190)
Realization adjustment on equity	127,927		(12,377)		(12,377)
Realization of reserves	739,997		-		-
Net profit (loss) in the year	(6,186,949)		(6,186,949)	(4,712)	(6,191,661)
Proposed dividends	(433,962)		(433,962)		(433,962)
Approval of proposed dividends by AGO	(433,962)		-		-
Absorbtion of losses	6,186,949		-		-

As of December 31, 2013 - Resubmitted	-	(1,696,858)	61,382,098	195,198	61,577,296

Additional dividends			(433,962)		(433,962)
Acquisition of investments			-	43,252	43,252
Accrued translation adjustments		(58,137)	(58,137)		(58,137)
Adjustments post-employment benefits		(407,875)	(407,875)		(407,875)
Fair value of financial instruments available for sale		77,888	77,888		77,888
Deferred IR/CS on other comprehensive income		(26,482)	(26,482)		(26,482)
Adjustment subsidiaries / affiliates		(993,232)	(993,232)	1,946	(991,286)
Financial instruments - hedge		(11,412)	(11,412)		(11,412)
Realization adjustment on equity	25,421		-		-
Realization of reserves	(67,141)		-		-
Net profit (loss) in the year	(3,031,055)		(3,031,055)	68,553	(2,962,502)
Unclaimed shareholders’ compensation - statute of limitations	41,720		41,720		41,720
Absorption of losses	3,031,055		-		-

As of December 31, 2014	-	(3,116,108)	56,539,551	308,949	56,848,500

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

STATEMENT OF ADDED VALUE FOR YEARS ENDING ON DECEMBER 31, 2015 AND 2014

( in thousands of reais )

	PARENT COMPANY		CONSOLIDATED
	2015	2014	2015	2014
1 - INCOME (EXPENSES)
Sale of goods, products, and services	3,003,060	2,907,125	43,225,876	35,626,308

	3,003,060	2,907,125	43,225,876	35,626,308

2 - INPUT ACQUIRED FROM THIRD PARTIES
Materials, services and others	(660,206)	(458,623)	(10,946,896)	(9,580,553)
Regulatory fees	-	-	(2,313,660)	(1,005,014)
Energy purchased for resale	(2,869,832)	(3,007,183)	(10,766,227)	(10,424,699)
Fuel for production of energy	-	-	(1,249,836)	(1,479,633)
Operating provisions (reversals)	(10,232,634)	(3,943,609)	(14,639,285)	(1,861,707)

	(13,762,672)	(7,409,415)	(39,915,904)	(24,351,606)

3 - GROSS ADDED VALUE	(10,759,612)	(4,502,290)	3,309,972	11,274,702

4 - WITHHOLDING
Depreciation, amortization, and depletion	(5,368)	(6,271)	(1,842,600)	(1,777,296)

5 - NET ADDED VALUE PRODUCED BY ENTITY	(10,764,980)	(4,508,561)	1,467,372	9,497,406

6 - ADDED VALUE RECEIVED IN TRANSFER
Result of Equity Method Investment	(5,879,344)	(49,267)	531,446	(1,216,840)
Financial income	15,428,522	4,125,664	17,952,241	5,205,754

	9,549,178	4,076,397	18,483,687	3,988,914

7 - TOTAL ADDED VALUE TO DISTRIBUTE	(1,215,802)	(432,164)	19,951,059	13,486,320

ADDED VALUE DISTRIBUTION

PERSONNEL
Personnel, fees, and wages	367,137	349,395	5,756,728	5,353,573
Retirement and pension plan	31,693	34,423	248,117	255,747

	398,830	383,818	6,004,845	5,609,320

TAXES
TAXES, FEES, AND CONTRIBUTIONS	1,154,984	327,240	9,033,490	6,076,958

	1,154,984	327,240	9,033,490	6,076,958

THIRD PARTIES
Financial fees and rents	11,504,332	1,689,613	19,651,266	4,511,129
Donations and contributions	167,659	198,220	215,116	251,415

	11,671,991	1,887,833	19,866,382	4,762,544

SHAREHOLDERS
Non-controlling shareholders	-	-	(512,051)	68,553
Profit withheld or losses in the period	(14,441,607)	(3,031,055)	(14,441,607)	(3,031,055)

	(14,441,607)	(3,031,055)	(14,953,658)	(2,962,502)

	(1,215,802)	(432,164)	19,951,059	13,486,320

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

STATEMENT OF COMPREHENSIVE INCOME FOR YEARS ENDING ON DECEMBER 31, 2015 AND 2014

( in thousands of reais )

	PARENT COMPANY		CONSOLIDATED

Share in comprehensive income of subsidiaries	2015	2014	2015	2014

Net loss in the year	(14,441,607)	(3,031,055)	(14,953,658)	(2,962,502)

Other items in comprehensive income
Accrued translation adjustments	67,482	(58,137)	121,353	(42,279)
Actuarial gains and loss adjustments	247,803	(407,875)	(236,798)	(971,565)
Deferred IR / CSLL	-	-	-	(404,332)
Cash flow hedge adjustments	(468)	(11,412)	(468)	(12,320)
Deferred IR / CSLL	-	-	-	309
Fair value of financial instruments available for sale	(113,241)	77,888	(109,493)	99,820
Deferred IR / CSLL	38,502	(26,482)	37,228	(33,939)
Share in the comprehensive income of subsidiaries, affiliates, and companies under joint control	(243,909)	(993,232)	33,383	(464,478)
Deferred IR / CSLL	-	-	1,274	411,480

Other items in comprehensive income	(3,831)	(1,419,250)	(153,521)	(1,417,304)

Total comprehensive income	(14,445,438)	(4,450,305)	(15,107,179)	(4,379,806)

Portion attributable to controlling shareholders			(14,445,438)	(4,448,359)
Portion attributable to non-controlling shareholders			(661,741)	68,553

			(15,107,179)	(4,379,806)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

STATEMENT OF CASH FLOW FOR THE YEARS ENDING ON DECEMBER 31, 2015 AND 2014

(in thousand reais)

		PARENT COMPANY		CONSOLIDATED
	NOTE	12/31/2015	12/31/2014	12/31/2015	12/31/2014
OPERATIONAL ACTIVITIES

Income before income tax and social contribution		(13,792,291)	(2,794,990)	(14,243,546)	(1,261,984)
Adjustments to conciliate profit with operation-generated cash:
Depreciation and amortization		5,368	6,271	1,842,600	1,777,296
Net monetary variations		(1,250,543)	(658,363)	(914,656)	(1,329,742)
Net exchange variations		(402,289)	(172,286)	863,808	291,510
Financial fees		(812,876)	(1,208,618)	2,001,687	(109,124)
Income from financial asset	38	-	-	(838,087)	(714,409)
Result of equity method investments	39	5,879,344	49,267	(531,446)	1,216,839
Provision (reversal) for outstanding liabilities	42	5,392,577	831,851	-	-
Provision (reversal) for doubtful credits	42	15,755	(269,051)	658,679	(122,662)
Provision (reversal) for contingencies	42	5,698,790	3,389,682	7,073,623	3,655,627
Provision (reversal) for impairment of assets	42	(1,852)	-	5,842,473	149,346
Provision (reversal) onerous contract	42	-	-	366,477	(1,800,401)
Provision (reversal) for plan for personnel adjustment		-	-	-	219,299
Provision (reversal) for investment loss	42	(1,001,986)	(411,122)	(610,746)	(313,672)
Provision (reversal) for loss of financial asset	42	-	-	-	(791,868)
Provision (reversal) for losses on fixed asset	42	-	-	-	235,064
Provision (reversal) for environmental compensations	42	-	-	-	104,904
Provision (reversal) hydrological risk - GSF	42	-	-	451,340	-
Fees on the global reversal reserve		253,348	308,167	253,348	308,167
Adjustment fair value / market value		78,107	86,621	157,066	170,509
Minor shareholders’ share		-	-	775,835	(103,868)
Fees on shareholders’ share		27,250	55,090	40,511	87,047
Derivatives		-	-	221,666	(392,354)
Others		382,486	169,772	333,761	513,693

		14,263,479	2,177,281	17,987,939	3,051,201

(Increase)/decresae in operational assets
Accounts receivables		-	-	130,905	(441,152)
Marketable Securities		(2,823,260)	1,291,683	(2,886,138)	2,366,099
Reimbursemnt rights	12	-	-	(700,320)	2,991,052
Warehouse		438	(60)	(119,055)	133,229
Nuclear fuel inventory	13	-	-	20,930	(150,590)
Financial asset - Itaipu and public service concessions		1,886,785	136,864	1,886,785	136,864
Business Acquisition - Assets		-	-	(4,623,785)	-
Hydrological risk		-	-	(342,651)	-
Others		220,854	81,668	357,948	(317,166)

		(715,183)	1,510,155	(6,275,381)	4,718,336

Increase/(decrease) in operational liabilities
Suppliers		21,022	74	3,094,034	7,669,536
Advancement from clients	22	-	-	(57,349)	(53,898)
Lease		-	-	(74,506)	(67,166)
Estimated obligations		13,390	48,782	(165,866)	(153,105)
Reimbursment obligations	12	-	-	2,491	(7,534,600)
Regulatory fees	28	-	-	(382,423)	29,997
Business Acquisition - Liabilities		412,225	-	5,575,009	-
Others		570,649	43,196	1,152,395	(383,602)

		1,017,286	92,052	9,143,785	(492,838)

Cash from operational activities		773,291	984,498	6,612,797	6,014,715

Payment of financial fees		(1,824,581)	(891,036)	(2,805,404)	(1,222,341)
Payment of fees of the global reversal reserve		(952,355)	(216,209)	(952,355)	(216,209)
Receipt of annual permitted income (financial asset)		-	-	965,764	703,266
Receipt of indemnities from financial assets	8	-	-	4,027,661	2,773,092
Receipt of financial fees		2,015,719	1,837,714	1,113,278	172,000
Payment of income tax and social contribution		(270,922)	(275,748)	(610,223)	(667,150)
Receipt of investment return on equity		708,614	614,250	412,874	106,232
Payment of pension plan		(9,023)	(10,626)	(201,469)	(387,296)
Payment of judicial contingencies	31	(663,071)	(1,057,040)	(904,505)	(1,177,462)
Juidicial deposits		(113,569)	(696,568)	(677,944)	(906,386)

Cash net of operational activities		(335,897)	289,235	6,980,474	5,192,461

FINANCING ACTIVITIES

Loans and financing received		2,179,371	4,598,969	7,543,513	7,410,882
Payment of loan and financing - principal		(3,165,385)	(2,086,613)	(5,381,995)	(3,238,117)
Payment of shareholders’ compensation		(19,937)	(811,950)	(23,056)	(814,993)
Payment of refinancing of taxes and contributions - principal		-	-	(117,058)	(103,785)
Others		-	-	(2,431)	49

Cash net of financing activities		(1,005,951)	1,700,406	2,018,973	3,254,036

INVESTMENT ACTIVITIES

Granting of loans and financing		(1,440,381)	(6,356,002)	(751,524)	(255,379)
Receipt of loans and financing		3,735,678	3,537,458	2,539,101	506,264
Acquisition of fixed assets		(24,094)	(1,998)	(4,139,891)	(2,801,858)
Acqusition of intangible assets		-	-	(384,307)	(117,046)
Acquisition of concession assets		-	-	(3,153,701)	(3,262,535)
Acquisition/investment of capital on equity		(312,310)	(370,347)	(2,433,066)	(3,903,911)
Granting of advancement for future capital increase		(13,520)	(13,794)	(737,631)	(906,024)
Net cash flow at the acquisition of subsidiary		-	-	-	159,703
Others		-	-	48,467	(56,216)

Cash net of investment activities		1,945,373	(3,204,683)	(9,012,552)	(10,637,002)

Increase (decrease) of cash and cash equivalents		603,525	(1,215,042)	(13,105)	(2,190,505)

Cash and cash equivalents at the beginning of the year	5	88,194	1,303,236	1,407,078	3,597,583
Cash and cash equivalents at the end of the year	5	691,719	88,194	1,393,973	1,407,078

		603,525	(1,215,042)	(13,105)	(2,190,505)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

Eletrobras

(Public Company)

CNPJ 00.001.180/0001-26

Notes to the financial statements for the years ending December 31, 2015 and 2014

(In thousands of Reais)

NOTE 1 - OPERATIONAL CONTEXT

Centrais Elétricas Brasileiras S.A. (Eletrobras or the Company) is a publicly traded company, headquartered in Brasília-DF- Setor Comercial Norte, Quadra 4, Bloco B, 100, sala 203-Asa Norte, registered with the Brazilian Securities Commission - CVM and the Securities and Exchange Commission-SEC, with shares traded on the stock exchanges of the São Paulo Stock Exchange (BOVESPA) – Brazil, Madrid (LATIBEX) – Spain and New York (NYSE) – United States of America. The Company is a joint stock company controlled by the Federal Government. It has as its corporate objective the performance of studies, projects, construction and operation of generating plants, transmission lines and distribution of electricity, as well as the conclusion of acts of commerce arising out of these activities. It has as its objective, in addition, to provide financing, to provide guarantees in the country and abroad, to the public service companies of electricity and that are under its control and in favor of technical-scientific research entities; to promote and support research of interest to the electricity sector, in particular activities of generation, transmission and distribution, as well as to conduct studies of the utilization of water catchment areas for multiple purposes; to contribute to the training of the technical personnel required by the Brazilian electrical sector, as well as in the preparation of skilled workers through specialized courses and it may also grant aid to educational institutions of the country or scholarships abroad and make agreements with entities that collaborate in the training of specialized technical personnel; to collaborate, technically and administratively, with companies in relation to which it participates in shareholding and with the Ministry of Mines and Energy.

The Company performs the function of holding, managing investments in corporate participations, holding a controlling share interest in six direct companies of generation and/or transmission of electric energy, as listed below:

● Furnas Centrais Elétricas S.A. -FURNAS;

● Centrais Elétricas do Norte do Brasil S.A. -ELETRONORTE;

● Companhia Hidro Elétrica do São Francisco - CHESF;

● ELETROSUL Centrais Elétricas S.A.;

● Eletrobras Termonuclear S.A. – ELETRONUCLEAR; and

● Companhia de Geração Térmica de Energia Elétrica - CGTEE.

Beyond the control of generation and/or transmission of electric energy, as listed above, the Company holds a direct controlling interest in seven electricity distribution companies:

● Boa Vista Energia S.A. – Boa Vista;

● Companhia de Eletricidade do Acre – Eletroacre;

● Centrais Elétricas de Rondônia - Ceron;

● Companhia Energética de Alagoas - Ceal;

● Companhia Energética do Piauí - Cepisa;

● CELG-Distribuição S.A. – Celg-D and

● Amazonas Distribuidora Energia S.A. – Amazonas D.

On December 31, 2015, the Company classified assets and liabilities of the subsidiary CELG-D. as an asset held for sale, because the Company is committed with the sale of the equities held in that subsidiary and expects that the sale will be finished by December 31, 2016. More information will be available in Note 43.

The Company still holds the controlling interest in Eletrobras Participações S.A.. – Eletropar. Additionally, it holds equity interest in Itaipu Binacional – Itaipu (under joint control pursuant to an international treaty signed between the Governments of Brazil and Paraguay), of Inambari Geração de Energia S.A., of Centrales Hidroelectricas de Centroamerica S.A.- CHC and of Rouar S.A., (under joint control with the Uruguyan State Usinas y Transmissiones Elétricas de Uruguay - UTE).

On July 1, 2015, the subsidiary Amazonas Energia started in the unbundling process, where electricity generation and transmission activities, until then provided by Amazonas Distribuidora, were separated from its distribution activity. Thus, a new company is created in the Eletrobras System, named Amazonas Geração e Transmissão de Energia S.A. (“Amazonas GT”), under direct control of Amazonas D. The second phase of the unbundling process, which is ongoing, will conclude the corporate restructuring, wherein Amazonas GT will be a wholly-owned subsidiary of Eletrobras.

The Company is an indirect controller or participates in a minority form directly or indirectly in a number of other companies in the segments of generation, transmission and distribution of electricity (see Note 16).

The commercialization of generated energy is based on two distinct market environments, being one regulated (energy destined for distribution concessionaires) and another characterized by freely contracted agreements (free market). Law No. 10.848, of March 15, 2004, provides differentiation between energy coming from new ventures and existing companies, determining the realization of separate auctions for each of these methods.

The Company is authorized, directly or through its affiliates or subsidiaries, to associate itself, with or without contribution of resources, to establish business consortia or participation in companies, with or without controlling power abroad, intended directly or indirectly for the exploration of production or transmission or distribution of electricity.

The Company is responsible, in addition, for sectoral resource management, represented by the Global Reversion Reserve (RGR), Energy Development Account - CDE, and Fuel Consumption Account - CCC. These funds finance programs of the Federal Government for universalization of access to electricity, public lighting efficiency, incentives for alternative sources of electrical energy, electrical energy conservation and the purchase of fossil fuels used in isolated systems of electric power generation, whose financial movements do not affect the result of the Company (except for the administrative fee in certain Funds).

The Company also acts as marketing agent of electric power for Itaipu Binacional and for agents participating in the Incentive Program to Alternate Sources of Electrical Energy – PROINFA.

The issuance of these consolidated financial statements was authorized by the Board of Directors, on March 30, 2016.

NOTE 2 - PUBLIC SERVICE ELECTRIC POWER CONCESSIONS

Eletrobras, through its subsidiaries, owns 45,391 GW* of installed capacity, 68.08 thousand kilometers* of transmission lines and seven power distributors that serve approximately 6.6* million consumers, with two being, Amazonas Energia and Eletrobras Distribuição Roraima, operating in isolated systems in the northern region of Brazil (* Information not audited by the independent auditors).

The Company, through its subsidiaries, holds various public service electric power concessions, for which the details, installed capacity and expiration dates are listed below:

I – Concessions under O&M System – renewed - Law No. 12,783/13

●	Electric power generation and Authorization

Concessions under O&M System - GENERATION

Concessions/Permits	Location	Installed Capacity (MW)*	Expiration

UHE Paulo Afonso I	BA	180	12/31/2042
UHE Paulo Afonso II	BA	443	12/31/2042
UHE Paulo Afonso III	BA	794	12/31/2042
UHE Paulo Afonso IV	BA	2,462	12/31/2042
UHE Apolônio Sales	BA	400	12/31/2042
UHE Luiz Gonzaga (Itaparica)	BA	1,480	12/31/2042
UHE Xingó	SE	3,162	12/31/2042
UHE Furnas	MG	1,216	12/31/2042
UHE Luiz Carlos Barreto de Carvalho	SP / MG	1,050	12/31/2042
UHE Marimbondo	SP / MG	1,440	12/31/2042
UHE Porto Colômbia	SP / MG	320	12/31/2042
UHE Funil	MG	216	12/31/2042
UHE Corumbá I	GO	375	12/31/2042
UHE Serra da Mesa	GO	1,275	11/12/39
UHE Funil	BA	30	12/31/2042
UHE Pedra	BA	20	12/31/2042
UHE Boa Esperança	PI	237	12/31/2042
UHE Coaracy Nunes	AP	78	12/31/2042

●	Electric power transmission

Contract	Holder	Period (years)	Expiration

057/2001	Eletrosul	30	12/31/2042
058/2001	Eletronorte	30	12/31/2042
061/2001	Chesf	30	12/31/2042
062/2001	Furnas	30	12/31/2043

II - Principal Concessions under Exploration System

●	Electrical Power Generation

Concessions under Exploration System - GENERATION

Concessions/Permits	Location	Installed Capacity (MW)(*)	Expiration Year

UHE Sobradinho	BA / PE	1,050.3	2052
UTE Camaçari	BA	68.7	2027
UHE Belo Monte	PA	11,233.1	2045
UHE Tucuruí	PA	8,535.0	2024
UHE Samuel	RO	216.8	2029
UTE Rio Madeira	RO	119.4	2018
UTE Santana	AP	177.7	2019
UTE Santarém	PA	14.8	2034
UTE Electron (7)	AM	121.1	2020
UHE Dardanelos	MT	261.0	2042
UHE Mauá	PR	177.9	2042
UHE Teles Pires	PA / MT	1,820.0	2046
UHE Jirau (1)	RO	3,750.0	2043
UTE Presidente Médici – Candiota I and II (2)	RS	446.0	2015
UTE Candiota III (3)	RS	350.0	2041
UTE Tabatinga	AM	316.4	2016
UTE Belem de Simões	AM	316.4	2016
UHE Balbina	AM	249.5	2027
UHE Aparecida	AM	282.5	2020
UTE Mauá	AM	409.5	2020
UTE Santa Cruz (6)	RJ	500.0	2015
UHE Mascarenhas de Moraes	MG	476.0	2023
UHE Itumbiara	MG / GO	2,082.0	2020
UHE Manso	MT	212.0	2035
UHE Simplício/Anta	RJ / MG	305.7	2041
UHE Peixe Angical	TO	498.8	2036
UHE Baguari	MG	140.0	2041
UHE Foz do Chapecó	Uruguay	855.0	2036
UTN Angra I	RJ	640.0	2024
UTN Angra II	RJ	1,350.0	2041
UTN Angra III	RJ	1,405.0	40 years
UHE Piloto (5)	BA	2.0	2015
UHE Araras (5)	CE	4.0	2015
UHE Curemas	PB	3.5	2024
EOL São Pedro do Lago	BA	30.0	2046
EOL Pedra Branca	BA	30.0	2046
EOL Sete Gameleiras	BA	30.0	2046
EOL Caiçara I	RN	27.0	2047
EOL Junco I	RN	24.0	2047
EOL Junco II	RN	24.0	2047
EOL Caiçara II	RN	18.0	2047

Concessions under Exploration System - GENERATION

Concessions/Permits	Location	Installed Capacity (MW)(*)	Expiration Year
Casa Nova	BA	180.0	2043
EOL Baraúnas I	BA	29.7	2049
Morro Branco I	BA	29.7	2049
Mussambê	BA	29.7	2049
Ventos de Santa Joana XI	PI	29.6	2049
Ventos de Santa Joana XVI	PI	28.9	2049
Ventos de Santa Joana X	PI	29.6	2049
Ventos de Santa Joana XIII	PI	29.6	2049
Ventos de Santa Joana XII	PI	28.9	2049
Ventos de Santa Joana XV	PI	28.9	2049
Ventos de Santa Joana IX	PI	29.6	2049
Acauã Energia S.A.	BA	12.0	2049
Arapapá Energia S.A.	BA	10.0	2049
Angical 2 Energia S.A.	BA	14.0	2049
Teiú 2 Energia S.A.	BA	14.0	2049
Caititú 2 Energia S.A.	BA	14.0	2049
Carcará Energia S.A.	BA	10.0	2049
Carcará Energia S.A.	BA	14.0	2049
Caititú 3 Energia S.A.	BA	14.0	2049
Papagaio Energia S.A.	BA	18.0	2049
Coqueirinho 2 Energia S.A.	BA	20.0	2049
Ventos de Santa Joana IV	PI	30.0	2049
Serra das Vacas I S.A.	PE	30.0	2049
Ventos de Santa Joana V	PI	30.0	2049
Serra das Vacas II S.A.	PE	30.0	2049
Serra das Vacas III S.A.	PE	30.0	2049
Serra das Vacas IV S.A.	PE	30.0	2049
Ventos de Santa Joana III	PI	30.0	2049
Ventos de Santa Joana I	PI	30.0	2049
Ventos de Santo Augusto IV	PI	30.0	2049
Ventos de Santa Joana VII	PI	30.0	2049
Tamanduá Mirim 2 Energia S.A.	BA	24.0	2049
Banda de Couro S.A.	BA	29.7	2049
Baraúnas II S.A.	BA	21.6	2049
UHE Curuá-Una	PA	30.3	2028
UTE Rio Acre	AC	45.5	2018
UTE Rio Branco I	AC	18.7	2020
UTE Rio Branco II	AC	31.8	2020
UTE- Senador Arnon Afonso Farias	RR	86.0	2024
UTE Serra do Navio	SE	23.3	2037
Parque Eólico Miassaba 3	RN	68.5	2045

Concessions under Exploration System - GENERATION

Concessions/Permits	Location	Installed Capacity (MW)(*)	Expiration Year
Parque Eólico Rei dos Ventos 3	RN	60.1	2045
UHE Passo São João	RS	77.0	2041
UHE São Domingos	MS	48.0	2037
PCH Barra do Rio Chapéu	SC	15.2	2034
PCH João Borges	SC	19.0	2035
PCH Coxilha Rica (4)	SC	18.0	2042
PCH Santo Cristo (3)	SC	19.5	2042
Coxilha Seca - Capão do Inglês	RS	10.0	2049
Coxilha Seca - Coxilha Seca	RS	30.0	2049
Coxilha Seca - Galpões	RS	8.0	2049
EOL Chuí I	RS	24.0	2047
EOL Chuí II	RS	22.0	2047
EOL Chuí IV	RS	22.0	2047
EOL Chuí V	RS	30.0	2047
EOL Chuí VI	RS	24.0	2047
EOL Chuí VII	RS	22.0	2047
EOL Chuí 09	RS	17.9	2049
Sant’Ana do Livramento - Cerro Chato IV	RS	10.0	2047
Sant’Ana do Livramento - Cerro Chato V	RS	12.0	2047
Sant’Ana do Livramento - Cerro Chato VI	RS	24.0	2047
Sant’Ana do Livramento - Cerro dos trindades	RS	8.0	2047
Sant’Ana do Livramento - Ibirapuitã	RS	24.0	2047
Parque Hermenegildo - Verace 24	RS	19.7	2049
Parque Hermenegildo - Verace 25	RS	7.2	2049
Parque Hermenegildo - Verace 26	RS	14.3	2049
Parque Hermenegildo - Verace 27	RS	16.1	2049
Parque Hermenegildo - Verace 28	RS	12.5	2049
Parque Hermenegildo - Verace 29	RS	17.9	2049
Parque Hermenegildo - Verace 30	RS	17.9	2049
Parque Hermenegildo - Verace 31	RS	9.0	2049
Parque Hermenegildo - Verace 34	RS	14.3	2049
Parque Hermenegildo - Verace 35	RS	12.5	2049
Parque Hermenegildo - Verace 36	RS	21.5	2049
Santa Vitória do Palmar - Verace I	RS	20.0	2047
Santa Vitória do Palmar - Verace II	RS	20.0	2047
Santa Vitória do Palmar - Verace III	RS	26.0	2047
Santa Vitória do Palmar - Verace IV	RS	30.0	2047
Santa Vitória do Palmar - Verace V	RS	30.0	2047
Santa Vitória do Palmar - Verace VI	RS	18.0	2047
Santa Vitória do Palmar - Verace VII	RS	30.0	2047
Santa Vitória do Palmar - Verace VIII	RS	26.0	2047
Santa Vitória do Palmar - Verace IX	RS	30.0	2047
Santa Vitória do Palmar - Verace X	RS	28.0	2047

Concessions under Exploration System - GENERATION

Concessions/Permits	Location	Installed Capacity (MW)(*)	Expiration Year
Megawatt Solar	SC	0.9	-
EOL Cerro Chato I	RS	30.0	2045
EOL Cerro Chato II	RS	30.0	2045
EOL Cerro Chato III	RS	30.0	2045
UTE São Jerônimo (2)	RS	20.0	2015
UTE Nutepa (2)	RS	24.0	2015
UTE Cidade Nova (7)	AM	29.7	2015
UTE Iranduba	AM	50.0	2020
UTE Distrito (7)	AM	124.7	2015
UTE São José	AM	73.4	2016
UTE Flores	AM	124.4	2016
UTE Roberto Silveira	RJ	30.0	2027
UHE Batalha	MG / GO	52.5	2041
UHE Retiro Baixo	MG	82.0	2041
Três Irmãos	Tietê	807.5	2044
Serra do Facão	GO	212.6	2036
Santo Antonio (Mesa)	RO	3,567.50	2043
Teles Pires	PA / MT	1,819.8	2046
Rei dos Ventos 1	RN	58.5	2045
Famosa 1	RN	22.5	2047
Pau Brasil	CE	15.0	2047
Rosada	RN	30.0	2048
São Paulo	CE	17.5	2047
Bom Jesus	CE	18.0	2049
Cachoeira	CE	12.0	2049
Pitimbu	CE	18.0	2049
Jandaia	CE	28.8	2047
Jandaia 1	CE	19.2	2047
São Caetano	CE	25.2	2049
São Caetano 1	CE	18.0	2049
São Clemente	CE	19.2	2047
São Galvão	CE	22.0	2049
Carnaúba I	RN	22.0	2049
Carnaúba II	RN	18.0	2049
Carnaúba III	RN	16.0	2049
Carnaúba V	RN	24.0	2049
Cervantes I	RN	16.0	2049
Cervantes II	RN	12.0	2049
Punaú I	RN	24.0	2049
Arara Azul	RN	27.5	2049
Bentevi	RN	15.0	2049
Ouro Verde I	RN	27.5	2049
Ouro Verde II	RN	30.0	2049
Ouro Verde III	RN	25.0	2049

Concessions under Exploration System - GENERATION

Concessions/Permits	Location	Installed Capacity (MW)(*)	Expiration Year
Santa Rosa	CE	20.0	2049
Uirapuru	CE	28.0	2049
Ventos de Angelim	CE	24.0	2049
Serra do Mel I	RN	28.0	2049
Serra do Mel II	RN	28.0	2049
Serra do Mel III	RN	28.0	2049
Itaguaçu da Bahia	BA	28.0	2049
Ventos de Santa Luiza	BA	28.0	2049
Ventos de Santa Madalena	BA	28.0	2049
Ventos de Santa Marcella	BA	28.0	2049
Ventos de Santa Vera	BA	28.0	2049
Ventos de Santo Antônio	BA	28.0	2049
Ventos de São Bento	BA	28.0	2049
Ventos de São Cirilo	BA	28.0	2049
Ventos de São João	BA	28.0	2049
Ventos de São Rafael	BA	28.0	2049
São Januário	CE	19.2	2047
Nsa Sra de Fátima	CE	28.8	2047
UHE Jirau	RO	3,750.0	2043
UHE Sinop	MT	406.0	2045
UHE São Manoel	PA	700.0	2049
Brasventos Eolo	RN	58.5	2045

1) In September 2013, the Company initiated its operation, and currently it is operation with 20 generating units, with 75 MW, for a total of 50 generating units.

2) Concession contract no. 67.

(3) In licensing phase of Installation, initiation of operation 22 months after issuance of Installation License.

(4) Initiation of construction and indefinite operation in relation to negative opinion of National Institute of Historic and Artistic Heritage.

(5) Non-operating plants with expired concession agreements, pending ANEEL authorization to dissolve the contract.

(6) Plant not yet extended.

(7) Plant currently deactivated.

III – Concessions under O&M System without renewal

Generation Companies under special Management pursuant to Law No. 12,783/2013 without renewal Concessions under O&M System

Concessions/Permits	Installed Capacity (MW) (*)	Expiration Year	Expiration Year
Dona Rita	2.41	06.2013	(1)
Sinceridade	1.42	04.2013	(1)
Neblina	6.47	04.2013	(1)
Ervália	6.97	07.2015	(1)
Coronel Domiciano	5.04	07.2015	(1)

(1) These plants have been returned to the concession grantor under the responsibility of Furnas until the conclusion of the new tender for concession of PCHs.

The concession contract No. 067/2000, of UTEs Presidente Médici (Phases A and B), São Jerônimo and Nutepa owned by subsidiary CGTEE ended on July 7, 2015.

As set forth in the concession contract and in the applicable legislation, the subsidiary CGTEE formalized, in the proper time, the interest to renew the concession of the plants.

To date, the concession grantor has no final position on the subsidiary and, therefore, until the end of the process, the subsidiary CGTEE will keep on exploring these units under the same terms as the current concession. The Concession Grantor has not provided an estimate term to conclude this process.

The legislation does not include indication on the terms applicable to the renewal of those concessions, and it is not possible to define the impacts affecting income or assets held by the subsidiary CGTEE. Nevertheless, CGTEE measured the possible amount of compensation, according to the New Replacement Value (VNR) and maintains a provision that reduces to zero the accounting balance of the assets of UTEs São Jerônimo, Nutepa and Presidente Médici (Phase A), reflecting the expectation of no-compensation of these assets due to them being outdated.

The decision on the renewal of the concession shall be subject to analysis by the Subsidiary CGTEE, following presentation of the position by the Concession Grantor.

IV. Electric Power Transmission

Project	State	Period (years)	Expiration
- LT Teresina II - Sobral - Fortaleza, in 500 kv	PI/CE	30	2034
- LT Colinas - Miracema - Gurupi - Peixe Nova - Serra da Mesa II, in 500kv	TO/GO	30	2036
- LT Coletora Porto Velho / Araraquara II, in 600kv	RO/SP	30	2039
- LT São Luiz II - São Luiz III, in 239 kv	MA/CE	30	2040
- LT Ceará-Mirim II - João Câmara III, in 500kv / LT Ceará-Mirim II - Campina Grande III, in 500kv/ LT Ceará-Mirim II - Extremoz II, in 230kv / LT Campina Grande III - Campina Grande II, in 230kv.	RN/PB	30	2041
- LT Luiz Gonzaga - Garanhuns, in 500kv / LT Garanhuns - Campina Grande III, in 500kv / LT Garanhuns - Pau Ferro, in 500kv / LT Garanhuns - Angelim I, in 230kv.	AL/PE/PB	30	2041
- Transmission Line Camaçari IV/Pirajá (BA), in 230 kV, in simple circuit with an approximate extension of 45 km and Transmission Line Pituaçu/Pirajá (BA), in 230 kV, in simple circuit with an approximate extension of 5 km.	BA	30	2042
- Transmission Line Eunápolis/Teixeira de Freitas II, circuit 1 (BA), in 230 kV, with an approximate extension of 145 km and Substation Teixeira de Freitas II, in 230/138 kV (BA).	BA	30	2038
- Transmission Line Russas/Banabuiu C2 (CE), in 230 kV, in simple circuit with an approximate extension of 110 km; Transmission Line Touros/Ceará MirimII (RN), in 230 kV, in simple circuit with an approximate extension of 56,17 km; Transmission Line Mossoró IV/Mossoró II (RN), in 230 kV, in simple circuit with an approximate extension of 40 km; Substation Touros, in 230 kV (RN); and Substation Mossoró IV, in 230 kV (RN).	CE / RN	30	2042
- Transmission Lines Paraíso/Açu II (RN), in 230 kV, circuit 3, with an approximate extension of 123 km, Açu/Mossoró II (RN), in 230 kV, circuit 2, with an approximate extension of 69 km and João Câmara/Extremoz II (RN), in 230 kV, C1, with an approximate extension of 82 km, Substation João Câmara, in 230 kV (RN) and Substation Extremoz II, in 230 kV (RN).	RN	30	2040
- Transmission Line Paraíso/Lagoa Nova (RN), in 230 kV, in simple circuit with an approximate extension of 65 km, and Substation Lagoa Nova, in 230/69 kV (RN).	RN	30	2041
- Transmission Line Teresina II/Teresina III (PI), in 230 kV, in double circuit, with an approximate extension of 26 km, and Substation Teresina III, in 230/69 kV (PI).	PI	30	2041
- Transmission Line Camaçari IV/Sapeaçu (BA), in 500 kV, in simple circuit with an approximate extension of 105 km.	BA	30	2041
- Transmission Line Igaporã III/Pindaí II (BA), in 230 kV, in simple circuit with an approximate extension of 46 km; Transmission Line Igaporã III/Igaporã II C1 and C2 (BA), in 230 kV, in simple circuit with an approximate extension of 2 km each; Substation Igaporã III, in 500/230 kV - (6+1) x 250 MVA (BA).	BA	30	2042
- Transmission Line Jardim/Nossa Senhora do socorro (SE), in 230 kV, in double circuit, with an approximate extension of 1,3 km; Transmission Line Messias/Maceió II (AL), in 230 kV, in double circuit, with an approximate extension of 20 km; Substation Nossa Senhora do Socorro, in 230/69 kV (SE) - 300MVA; Substation Maceió II, in 230/69 kV (AL) - 400MVA.; Substation Poções II, in 230/138 kV (BA) - 200MVA.	SE / AL / BA	30	2042
- Transmission Line Morro do Chapéu/Irecê (BA), in 230 kV, in simple circuit with an approximate extension of 65 km, and Substation Morro do Chapéu, in 230/69 kV (BA).	BA	30	2041
- Transmission Line Paraíso/Açu II (RN), in 230 kV, with extension of 132.8 km.	RN	30	2037
- Transmission Line Recife II/Suape II (PE), in 500 kV, in simple circuit with an approximate extension of 44 km.	PE	30	2041
- Transmission Line Sapeaçu/Santo Antônio de Jesus (BA), in 230 kV, in simple circuit with an approximate extension of 31 km.	BA	30	2041
- Transmission Lines Sobral III/Acaraú II (CE), in 230 kV, C2, with an approximate extension of 97 km, and Substation Acaraú II, in 230 kV (CE).	CE	30	2040
- Substation Arapiraca III, in 230/69 kV (AL), and Transmission Line, in double circuit, Rio Largo II/Penedo, in 230 kV, with an approximate extension of 44 km.	AL	30	2040

Project	State	Period (years)	Expiration
- Transmission Line Eunápolis/Teixeira de Freitas II, circuit 2 (BA), in 230 kV, with an approximate extension of 152 km.	BA	30	2039
- Transmission Line Funil/Itapebi (BA), in 230 kV, with an approximate extension of 223 km.	BA	30	2037
- Transmission Line Ibicoara/Brumado (BA), in 230 kV, with an approximate extension of 94.5 km.	BA	30	2037
- Transmission Lines Igaporã/Bom Jesus da Lapa II (BA), in 230 kV, C1, with an approximate extension of 115 km, and Substation Igaporã, in 230 kV (BA).	BA	30	2040

- Transmission Lines Pau Ferro/Santa Rita II (PE/PB), in 230kV, with an approximate extension of 85 km .	PE / PB	30	2039
- Substation Camaçari IV in 500 kV(BA)	BA	30	2040

- Substation Ibiapina, in 230/69 kV (CE).	CE	30	2041

- Substation Mirueira II, in 230/69 kV (PE) - 300MVA and Substation Jaboatão II, in 230/69 kV (PE)- 300MVA.	PE	30	2042
- Substation Suape II in 500 kV(PE)	PE	30	2039

- Transmission Line Jardim/Penedo (SE/AL), in 230 kV, with an approximate extension of 110 km.	SE / AL	30	2038
- Transmission Line Milagres/Coremas (CE/PB), in 230 kV, with extension of 119.8 km.	CE / PB	30	2035
- Transmission Line Picos/Tauá (PI/CE), in 230 kV, with an approximate extension of 183 km.	PI / CE	30	2037
- Transmission Line Pirapama/Suape III, with extension of 41.8 km; and Substation Suape III, in 230/69 kv (PE)	PE	30	2039
- Transmission Lines and Paulo Afonso III/Zebu (AL), in 230kV, with extension of 10.8 km	BA / AL	30	2039
- Substation Ibicoara in 500/230 kV(PE)	BA	30	2037

- Substation Pólo, in 230/69 kV (BA).	BA	30	2040

Expansion of Interconnection South-Southeast	PR/ SP	30	2031

LT 230 kV - SE Ribeiro Goncalves / SE Balsas	PI / MA	30	2039

LT 230 kV - SE São Luis II / SE São Luis III	MA	30	2038

34 tranmission substations, 1 frequency converter and 9,838.33 Km of transmission lines in 525 kv, 230kv and 138 kv.	-	30	2042
Substation Missões in 230/69 kv	-	30	2039
SE Ivinhema 2 230/138 kV with 2x150 MVA expansion)	-	30	2044

LT 230 kV Collection Porto Velho/Porto Velho “C” 1 - 22km	RO	30	2039

LT 230 kV Collection Porto Velho/Porto Velho “C” 2 - 22km	RO	30	2039

LT 230 kV Monte Claro/Garibaldi 33,5km	RS	30	2040

LT 230 kV Presidente Médice/Santa Cruz 1 - 237.4km	RS	30	2038

LT 500 kv - LT Jorge Teixeira/ LT Lechuga, double circuit	AM	30	2040

LT 500 kV - LT Presidente Dutra-São Luis II / SE Miranda II	MA	30	2039

LT 525 kV Campos Novos/Blumenau 357.8km and Substation Biguaçu 525 Kv	SC	30	2035

LT 525 kV Campos Novos/Nova Rita 257.43 km and Módulos na SE Nova Santa Rita and SE Campos Novos	SC,RS	30	2036
LT 525 kV Ivaiporã/Cascavel D’oeste 203.4km	PR	30	2034

LT 525 kV Salto Santiago/Ivaiporã 168.[5km	PR	30	2034

LT Bom Despacho 3 – Ouro Preto 2 – 500 kV	MG	30	2039
LT collection 500/230 Kv Porto Velho/Porto Velho and two converters CA/CC/CA back to back in 400 MW	RO	30	2039
LT Macaé – Campos C3	RJ	30	2035

LT Mascarenhas – Linhares 230 kV – CS SE Linhares – 230/138 kV	ES	30	2040

LT Tijuco Preto – Itapeti – Nordeste 345 kV	SP	30	2036

LT 345 kV Furnas – Pimenta 2, 62.7kv	MG	30	2035

LT 500 kV Rio Verde Norte – Trindade (193 km) / LT 230 kV Trindade – Xavantes (37 km) / LT 230 kV Trindade – Carajás (29 km)	GO	30	2040

Project	State	Period (years)	Expiration
LT Collection Porto Velho – Araraquara 2 (2.375 km) / Rectifier Station No. 2 CA/CC, in 500/±600 kV – 3,150 MW - Inverter Station No. 02 CC/CA, in ±600/500 kV – 2.950 MW	RO	30	2039
LT 230 kV Serra da Mesa - Niquelândia 100 km LT 230 kV Niquelândia – Barro Alto 88 km	GO	30	2039
LT 230 kV CS Barra dos Coqueiros – Quirinópolis 52 km LT 230 kV CD Chapadão – Jataí 256 km LT 230 kV CS Palmeiras – Edéia 60 km LT 138 kV CS Jataí – Mineiros 65 km LT 138 kV CS Mineiros - Morro Vermelho 60 km LT 138 kV CS Jataí - UTE Jataí 51 km LT 138 kV CS Jataí - UTE Perolândia LT 138 kV CS Mineiros - UTE Água Emendada LT 138 kV CS Morro Vermelho - Alto Taquari 31 km LT 138 kV CS Edéia - UTE Tropical Bioenergia I 49 km	-	30	2039
2 LT 500 kV in section of LT Campinas – Ibiúna and SE Itatiba 500/138 kV	SP	30	2039
LT 230 kV Irapé – Araçuaí 2	MG	30	2035
LT 345 kV Itutinga – Juiz de Fora	MG	30	2035
Consórcio Caldas Novas - Expansion of Substation of Usina de Corumbá 345/138 kV (150 MVA) owned by Furnas	-	30	2041
SE Niquelândia 230/69 kV	-	30	2042
LT 500 kV Barreiras II - Rio das Éguas LT 500 kV Rio das Éguas - Luziânia LT 500 kV Luziânia - Pirapora (967 km)	-	30	2043
LT 500 kV Marimbondo II - Assis, CS (296,5 km)	-	30	2043
LT 500 kV Brasília Leste - Luziânia - C1 and C2 LT 230 kV Brasília Geral-Brasília Sul - C3 LT 345 kV Brasília Sul - Samambaia - C3 (94,5 km)	-	30	2043
LT 500 kV Itatiba - Bateias LT 500 kV Araraquara 2 - Itatiba LT 500 kV Araraquara 2 - Fernão days (847 km)	-	30	2044
LT 230 kV Barro Alto - Itapaci, C2 (69 km)	-	30	2044
LT-CC ±800 kV (2.092 km) - Xingu Converter Station ±800 kV 4.000 MW and Estreito Converter Station ±800 kV 3.850 MW.	-	30	2044
LT Xavantes – Pirineus, CS, in 230 Kv	GO	30	2041
SE - Caxias 6 (330 MVA) 230/69 Kv	RS	30	2040
SE - Foz do Chapecó (100 MVA) 230/138 Kv	SC	30	2041
SE - Ijuí 2 230/69Kv	RS	30	2040
SE - Lageado Grande (83 MVA) 230/69 Kv (enlargement)	RS	30	2040
SE - Nova Petrópolis 2 (166 MVA) 230/69 Kv	RS	30	2040
SE Zona Oeste (Transformador 500/138 kV)	RJ	30	2042
Substation Natal III, in 230/69kV (RN) Transmission Line Natal II/Natal III, com 23 km	RN	30	2039
Substation Santa Rita II, in 230/69kV (PB)	PB	30	2039
Substation Zebu, in 230/69kV (AL)	AL	30	2039
LT 230Kv Campos Novos - Santa Marta	SC/RS	30	2032
LT 525kv Ivaiporã - Cascavel	PR	30	2035
LT Coletora Porto Velho (RO) - Araraquara 2 (SP), ±600 kV com 2.375 Km	RO/SP	30	2039
LT 230kv Cascavel Oeste - Umuarama	PR	30	2042
LT 525kv Curitiba - Curitiba Leste	PR	30	2042
LT 230 kv Santo Ângelo-Maçambará; LT Pinhalzinho-Foz do Chapecó, simple circuit ,C1; LT Pinhailzinho-Foz do Chapecó, simple circuit, C2.	-	30	2044
Construction of LT Collection Porto Velho - Araraguara 2, assembly and associated services.	RO/SP	-	-
LT 230 kv Nova Santa Rita - Camaquã 3; LT 230Kv Camaquã 3 - Quinta; LT 525kv Salto Santiago - Itá; LT 525kv Itá - Nova Santa Rita.	RS	30	2042
LT 525 kv Nova Santa Rita - Povo Novo; LT 525Kv Povo Novo - Marmeleiro; LT 525kv Marmeleiro - Santa Vitória do Plamar; Section of LT 230 kv Camaquã 3.	RS	30	2042
Basic Transmission Grid	Various	30	2042
SE Nobres 230/138 kV	MG	30	2041
SE Miramar 230/69 kV	Amazonas and Roraima	30	2041
SE Lucas do Rio Verde 230/ 138 kV	Mato Grosso	30	2031
LT Lechuga - Jorge Teixeira, C3, 230 kV, 3x150 MVA	Amazonas	30	2043
Rectifying Station No. 01 CA/CC, 800/+- 600kV - 310Mw and Inverter Station No. 01 CC/CA +- 600/500kV - 2950MW	RO/SP	30	2039
Transmission Line Porto Velho - Abunã (RO), Rio Branco (AC), com 487 Km de extensão and 230 kV	Various	30	2039
LT 230 kV Rio Branco I -- Feijó; LT 230 kV Feijó - Cruzeiro do Sul; SE 230/69 kV Feijó - (3+1R) x 10 MVA; SE 230/69 kV Cruzeiro do Sul - (6+1R) x 10 MVA	AC	30	2034
LT Coxipó-Cuiabá- Rondonópolis (MT), in 230 kV with 193 Km and SE Seccionadora Cuiabá	MT	30	2034
LT Jauru-Juba (MT) and Maggi - Nova Mutum (MT), ambas in 230 kV and with 402 km, SE Juba and SE Maggi - 230/138 kV	MT	30	2038
LT Colinas-Miracema-Gurupi-Peixe Nova Serra da Mesa 2 (TO/GO), in 500 kV with 695 Km SE Serra da mesa 2 and SE Peixe 2	TO/GO	30	2036
LT Jaurú - Cuiabá (MT), com 500 kv and com 348 Km and SE Jaurú, with 500/230 kV	MT	30	2039
LT Oriximiná/Cariri, in 500 kV, with 586 Km, SE Silves 500/138kv and SE Lechuga 500/230 kv	PA/AM	30	2038
LT Coletora Porto Velho (RO) - Araraquara 2 (SP), ±600 kV with 2,375 Km	RO/SP	30	2039
LT Porto Velho - Samuel - Ariquemes - Ji-Paraná - Pimenta Bueno - Vilhena (RO), Jaurú (MT), with 987 Km, 230 kV	RO/MT	30	2039
LT Xingu - Estreito - Pará (PA) to Minas Gerais (MG), in 800 kV with 2,093 km.	PA/MG	30	2044
LT Lechuga (AM) - Equador - Boa Vista (RR), with 500 kV and with 715 km, and SE Equador 500kv, SE Boa Vista 500/230 kv	AM/RR	30	2032

●	Energy Distribution

Concessions under Exploration System - DISTRIBUTION

Concessions/ Permits	Geographic Region	Cities served (*)	Expiration da Concession
Cia. de Eletricidade do Acre - Eletroacre	State of Acre	22	2015
Centrais Elétricas de Rondônia - Ceron	State of Rondônia	52	2015
Companhia Energétca de Alagoas - Ceal	State of Alagoas	102	2015
Companhia Energética do Piauí - Cepisa	State of Piauí	224	2015
Amazonas Energia	State of Amazonas	62	2015
Boa Vista Energia	State of Roraima	1	2015
CELG-Distribuição S.A.¹	State of Goiás	237	2045

* Not audited by independent auditors

(1) Concession extended under the terms of the fifth amendment to the concession contract No. 63/2000 – ANEEL, executed on December 29, 2015.

2.1. Extensions of public electric power concessions

The following amounts of indemnities related to certain assets of concessions extended remain without approval by the concession grantor:

	12/31/2015

Description	Chesf	Eletronorte	Eletrosul	Furnas	CGTEE	Total
Generation
Modernizations and improvements	697,124	-	-	995,718	-	1,692,842
Thermal generation	-	-	-	557,409	356,937	914,346
Transmission
Modernizations and improvements (RBNI)	-	-	-	-	-	-
Basic grid - existing services (RBSE)	1,588,752	1,732,910	513,455	4,530,060	-	8,365,177

Total	2,285,876	1,732,910	513,455	6,083,187	356,937	10,972,365

	12/31/2014

Description	Chesf	Eletronorte	Eletrosul	Furnas	CGTEE	Total
Generation
Modernizations and improvements	487,822	-	-	995,718	-	1,483,540
Thermal generation	-	186,355	-	673,030	356,937	1,216,322
Transmission
Modernizations and improvements (RBNI)	289,676	-	-	552,138	-	841,814
Basic grid - existing services (RBSE)	1,187,029	1,732,910	513,455	3,977,922	-	7,411,316

Total	1,964,527	1,919,265	513,455	6,198,808	356,937	10,952,992

Until the concession grantor approves these compensation amounts, including definition on means, term to receive, and applicable compensation, these amounts will not be monetarily corrected, but kept at the historical cost.

Through Normative Resolutions 589 and 596, the National Electric Energy Agency - ANEEL, for purposes of indemnification, defined the criteria for calculating the New Replacement Value (VNR) for the existing transmission assets on May 31, 2000, which still has not been depreciated (RBSE), and the criteria and procedures for calculating the share of investments linked to reversible assets, not yet amortized or depreciated, of hydroelectric plants, whose concessions were extended or not, pursuant to Law No. 12.783.

The subsidiary Eletrosul, according to ANEEL Normative Resolution number 589, of 12/10/2013, presented to ANEEL, its evaluation reports of electric power transmission assets existing on May 31, 2000 (“Evaluation Report”), for the purposes of indemnification of the so-called Existing Basic Grid System – RBSE provided for in article 15, §2 of Law No. 12,783/13, in the amounts of R$ 1,061,000. On July 14, 2015, ANEEL, by means of order No. 2,296, approved upon deliberation by the Executive Board, the value of R$ 1,007,043 related to these assets, while the book value is R$ 513,455.

On September 3, 2015, the subsidiary Eletronorte resubmitted to ANEEL the report of valuation of electricity transmission assets existing on May 31, 2000, for purposes of compensation of facilities named Basic Network Existing System – RBSE (for the acronym in Portuguese) provided for under the terms in Article 15, §2 in Law No. 12,783/13, and the new claimed valued is R$ 2,926 million, while the value currently accounted for is R$ 1,733 million.

On March 6, 2015, the subsidiary Chesf submitted to ANEEL the report of valuation of electricity transmission assets existing on May 31, 2000, for purposes of compensation of facilities named RBSE and other transmission facilities – RPC, provided for under the terms in Article 15, §2 in Law 12,783/2013, in the amount of R$ 5,627,200, while the book value is R$ 1,588,752.

On May 21, 2015, the subsidiary Furnas submitted to ANEEL the report of valuation of electricity transmission assets existing on May 31, 2000, for purposes of compensation of facilities named RBSE and other transmission facilities– RPC, provided for under the terms in Article 15, §2 in Law 12,783/2013, in the amount of R$ 10,699,000. On December 15, 2015, ANEEL by means of order No. 4,042, approved upon deliberation by the Board, the amount of R$ 8,999,520 related to these assets, while the book value is R$ 4,530,060.

On October 2, 2015, the subsidiary Furnas submitted documents supporting investments linked to reversible assets, not amortized or depreciated, of hydro-electric plants Corumbá, Funil, Furnas, Luiz Carlos de Barreto de Carvalho, Maribondo, and Porto Colômbia, with total installed power of 4,617 MW*, which concessions had been renewed under the terms in Law No. 12,783/2013, for purposes of the process to request additional generation compensation. The documents submitted indicate the value of R$ 1,311,900 as base value for the additional compensation, while the residual accounting value of those assets, on the same date, was R$ 995,718.

The surplus between the amounts claimed in the mentioned assessment reports on transmission assets, and the book values, has not been recognized in the financial statements, because part of these values are subject to approval by ANEEL, and there is definition regarding means, term to receive, and applicable compensation.

	Book value	Approved / Requested Value	Variation
Eletrosul	513,455	1,007,043	493,588
Furnas	4,530,060	8,999,520	4,469,460
Chesf*	1,588,752	5,627,200	4,038,448
Eletronorte*	1,732,910	2,926,000	1,193,090

Total	8,365,177	18,559,763	10,194,586

* The values required by indemnities are subject to ANEEL approval.

2.2. Extension of the distribution concessions

On October 15, 2012, the Eletrobras’ distributors whose concessions expired in 2015, had the right to express interest in an extension of the concession for a further period of 30 years, which they did within the time limit set.

Decree No. 8,461, dated June 2, 2015, regulating the extension of concessions for electricity distribution and authorizing the Ministry of Mines and Energy (“MME”) to extend concessions for electricity distribution under the terms in article 7, in Law No. 12,783, dated January 11, 2013, for thirty (30) years, set forth that the following criteria should be complied with:

I.  Effective service quality, to be determined by means of indicators Equivalent Duration of Interruption with Internal Origin by Consuming Unit (“DECi”) and Equivalent Frequency of Interruption with Internal Origin by Consuming Unit (“FECi”);

II.  Financial and economic effectiveness, to be determined by means of EBITDA and level of debt, which means the concessionaire ability to comply with its financial and economic obligations in a sustainable manner;

III.  Operational and economic rationality; and

IV.  Fee model.

These criteria should be complied with using metrics for continuous improvement established by the Concession Grantor, to be detailed in the amendments to the Concession Contracts, to be executed by the distributors. On November 5, 2015, MME by means of Order No. 3/2015-SE-MME, informed that the draft of the Amendment to the Concession Contract of Public Services of Electricity Distribution, approved by ANEEL by means of Order No. 3,540, dated October 20, 2015, should be submitted to decision-making bodies of each Distributor, with annual limits set forth to meet the criteria in items I (Effective service quality) and II (Economic and financial effectiveness) in article 1 in Decree No. 8,461/2015, under the terms in Exhibit II to Technical Note No. 0335/2015-SCT-SFE-SFF-SRDSRM.

Under the terms in the Amendment, failure to comply with these goals referred to in items I and II above, for five (5) years, starting on January 1, 2016, for two (2) consecutive years, or failure to comply with any of these goals by the end of the five-year term, shall cause termination of the concession.

Equally, starting in the sixth (6th) year, the failure to comply with these goals shall characterize default and shall imply the opening of the termination process, according to the following: (i) Criterion I – Effective service quality: if there is non-compliance for three consecutive years; or (ii) Criterion II – Economic and financial effectiveness: if there is non-compliance for two consecutive years. However, in this case, the concessionaire may submit a plan to transfer the shareholding control as alternative to the termination, including the feasibility to alter the control and the benefit of this measure to adjust services provided.

The decree also establishes that concessions that are not extended or that have been subject to termination shall be subject to bids according to guidelines of the Ministry of Mines and Energy (MME). The compensation to be paid to a former concessionaire for investments on reversible assets that are not depreciated and not amortized should be calculated according to the new value of replacement -VNR and should consider the go-live of the facilities.

At the 164th General Meeting of Eletrobras, held on December 28, 2015, upon request, by the representative of the Federal Government, the matters related to the extension of concession contracts of subsidiaries was removed from the agenda of matters related to the extension of concession contracts of subsidiaries – Cepisa, Ceal, Eletroacre, Ceron, Boa Vista and Amazonas D., due to the fact that these distribution companies requested, on December 28, 2015, extension of the term to execute the respective amendment, under the terms in Provisional Measure No. 706, to be deliberated at the Extraordinary Meeting of Eletrobras to be called.

Provisional Measure No. 706, dated December 28, 2015, amended the text of the paragraph two of article 11 in Law No. 12,783/2012, setting forth that the concessionaire should execute the amendment within 210 days, from the calling by the Concession Grantor.

Thus, the above-mentioned distribution companies have until July 26, 2016 to execute the amendments to the concession contract for distribution of electricity and are working on updated studies to submit to the new Shareholders’ Meeting of Eletrobras.

The distribution concessions for these companies part of the Eletrobras group had contracts terminated in July 2015, however, in light of the terms in Law No. 8,987, dated February 13, 1995, article 42 “concessions shall remain in force for the period needed to prepare evaluations and calculations required to organize bidding processes that will grant the replacing concessions, which term shall not be less than 24 months.” (See Note 19).

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all of the periods presented, unless otherwise stated.

3.1. Basis of preparation

The preparation of financial statements requires the use of certain critical accounting estimates and, also, the exercise of judgment on the part of the directors of the Company, in the process of applying the accounting policies of the Eletrobras System. Those transactions, disclosures or balances that require a higher level of judgment, which have greater complexity and for which assumptions and estimates are significant, are disclosed in Note 4.

The financial statements have been prepared on the basis of historical cost, except for certain financial instruments that are measured by their fair values and some assets linked to concessions that were measured by the new replacement value new - VNR (generating and transmission companies) or by Regulatory Remuneration Base - BRR (distributors). The historical cost is usually based on the fair value of considerations on the date of the transactions.

These financial statements are presented in Reais, which is the functional currency of the Company and its subsidiaries, associated companies and jointly-controlled companies. All financial information presented in Reais were rounded to thousands, except when otherwise indicated.

3.1.1. Individual and consolidated financial statements

The Company’s consolidated financial statements include the individual (“Parent Company” or “Controller”) financial statements of the parent company, identified as Controller, and the consolidated financial statements, prepared in accordance with accounting practices used in Brazil and with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (IASB). Accounting practices adopted in Brazil include those in Brazilian corporate legislation and the pronouncements, guidance and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC) and the securities and exchange commission (CVM).

The presentation of the Value Added Statements (DVA), individual and consolidated, is required by Brazilian corporate law and by the accounting practices adopted in Brazil and applicable to public companies. The IFRSs do not require presentation of this statement. Consequently, by the IFRS, this statement is presented as supplementary information, without prejudice to the financial statements.

In the individual financial statements, the subsidiaries are accounted for by the equity method.

As there is no difference between the consolidated shareholders’ net equity and the consolidated result attributable to shareholders of the parent company, appearing in the consolidated financial statements, and the shareholders’ equity and results of the parent company, in the individual financial statements, the Company opted to present these individual and consolidated financial statements in a single set, side-by-side.

(b) Changes in accounting policies and disclosures

(b.1) Changes to IFRs and new interpretations with mandatory application starting in this fiscal year without significant effects on the consolidated financial statements

In this fiscal year, the Company has applied several amendments and new interpretations of IFRs and CPCs issued by IASB and CPC, that come into effect for accounting periods starting on January 1, 2015. These amendments and annual improvements had no relevant effects on the consolidated financial statements.

(b. 2) New and revised standards and interpretations already issued and not yet adopted

The International Accounting Standards Board – IASB published or changed the following principal accounting pronouncements, guidelines or interpretations, whose adoption should be made mandatory in subsequent periods:

Applicable on or from January 1, 2016:

Revision IAS 16/CPC27 and IAS 38/CPC 04 (R1) – the amendment aims to include information about the concept of future expectation of reduction in selling price and to clarify the method of depreciation based on income generated by an activity.

Changes to IAS 16/CPC 27 prohibit companies from using the depreciation method based on revenue for fixed assets. Changes to IAS 38/CPC 04(R1) introduce the refutable premise that the revenue is not an appropriate basis to determine amortization of an intangible asset.

Currently, Eletrobras does not use the depreciation method based on revenue generated by an activity. The Management of the Company believes that application of these changes to IAS 16 will have no material impact on the consolidated financial statements of Eletrobras.

IFRS Revision 11/CPC 19 (R2) - the amendment requires that the purchaser of a participation in a joint operation constitute a business, as defined in IFRS 3, applying the principles of IFRS 3/CPC 15 (R1), except for those that conflict with IFRS 11. A joint business also requires disclosure of relevant information required under IFRS 3 and other business combination rules.

Changes must be applied prospectively to acquisitions of equity in joint operations (where joint operations are business, as defined under the terms in IFRS 3) starting in annual periods starting on or after January 1, 2016. The Management of the Company believes that application of these changes to IFRS 11 may have impact on the consolidated financial statements in the future, should there be such transactions.

IFRS Revision 10/CPC 36 (R3) and IAS 28/CPC 18 (R2) – clarifies that in a transaction between an investor and associate or joint venture, the recognition of gain or loss depends on whether the goods sold or contributed constitute a business. The Management of the Company believes that application of these changes to IFRS 10 and IAS 28 may have impact on the consolidated financial statements in the future, should there be such transactions.

Revision IAS 1/CPC 26 (R1) – Clarifications concerning the judgment process of disclosures in the Financial Statements. Changes to IAS 1/CPC26 offer guidelines regarding application of the concept of materiality in practical terms.

The Management of the Company believes that application of these changes to IAS 1 will have no material impact on the consolidated financial statements of Eletrobras.

Amendments to IFRSs – Annual Improvements Cycles 2012-2014

Annual Improvements to IFRs 2012-2014 Cycle include several changes to a series of IFRs, that are summarized below:

Changes to IFRS 5/CPC 31 introduce specific guidelines to IFRS 5 regarding when an entity reclassifies an asset (or set of disposal) from “held for sale” to “held for distribution to stakeholders” (or vice-versa). Changes clarify that these change must be considered as a continuity of the original plan of sale and, therefore, requirements set forth in IFRS 5 regarding the change to the sales plan are not applicable. Changes clarify also the guidelines related to discontinuity of accounting “held for distribution.”

Changes to IFRS 7/CPC 40 (R1) provided additional guidelines to clarify if a service contract is a continuous engagement in an asset transferred for purposes of disclosures required related to transferred assets.

Changes to IAS 19/CPC 33 (R1) clarify that the rate used to discount post-retirement benefits obligations must be determined based on market return by the end of the reporting period regarding high-quality corporate bonds. The evaluation of the market size for high-quality corporate bonds should be at the currency level (that is, the same currency used to pay the benefits). For currencies that do not have high liquidity market for such high-quality corporate bonds, the basis should be market return on governmental bonds denominated in that currency by the end of the reporting period.

The Management of the Company does not believe that application of these changes should have a relevant effect on the consolidated financial statement of Eletrobras.

Applicable on or from January 1, 2018 (*):

IFRS 15 – Revenue Recognition (new pronouncement) – specifies how and when recognition of revenue from contracts with clients will be done as well as requires that the entity provide users of financial statements more informative and relevant information.

IFRS 9 – Financial Instruments – its objective is to replace IAS 39 – Financial Instruments – Recognition and Measurement, and to establish principles for disclosure of financial assets and liabilities, as well as to add a new model for impairment and changes limited to classification and measurement requirements while introducing an evaluation criterion of “fair value recognized in other comprehensive income” for some simple debt instruments.

The Company is proceeding with its analysis of the impacts of these new pronouncements in its financial statements.

Applicable on or from January 1, 2019 (*):

IFRS 16 – Leasing (new pronouncement) – the purpose is to introduce requirements for recognition, measurement, presentation, and disclosure of leasing. The pronouncement offers a unique accounting model for leases, requiring that the lessee recognizes assets and liabilities for all lease agreements, unless when the contract term is less than 12 months or the value of the asset object of the lease is low. For lessors, there are no substantial changes, and they should continue to classify lease agreements as operating or financial, as defined in IAS 17.

The Company is proceeding with its analysis of the impacts of these new pronouncements or changes in its financial statements.

(*) These changes have not yet been approved by the Accounting Pronouncement Committee.

3.2. Basis of consolidation and investments in subsidiaries

The following accounting policies are applied in the preparation of the consolidated financial statements, which include equity investments of the Company and its subsidiaries.

In the consolidated financial statements the financial information of the subsidiaries and of the jointly controlled and affiliated projects are recognized through the equity method and are initially recognized by their cost value and then adjusted for purposed of recognition of the Company in profit or loss and other comprehensive income of the affiliate.

When necessary, the financial statements of the jointly controlled and affiliated subsidiaries are adjusted to conform to the accounting policies adopted by the Company.

The subsidiaries, jointly controlled subsidiaires and affiliates are essentially domiciled in Brazil.

(a)    Controlled companies / Subsidiaries

Controlled companies are all entities in which the Eletrobras system holds control. The Eletrobras system controls an entity when it is exposed or is entitled to variable returns arising from its involvement with the entity and has the capacity to interfere in these returns because of the power it exercises over the entity. The subsidiaries are fully consolidated from the date on which control is transferred to the Eletrobras system. The consolidation is interrupted from the date on which the Electrobras system ceases to have control.

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of income and comprehensive income from the effective date of acquisition until the effective date of disposal, as applicable.

All transactions, balances, income and expenses among the companies of the Company are eliminated in full in the consolidated financial statements.

The Company adopts the following consolidation practices:

a)	Elimination of the investments of the investor in investee companies, to offset their participation in respective net equity assets;
b)	Elimination of balances of intercompany receivables and payables;
c)	Elimination of intercompany income and expenditures;
d)	Highlighting of the minority non-controlling shareholder interest in shareholders’ equity and in the consolidated income statement of the investee companies.

The Company uses the criteria of full consolidation, as described in the table below. Participation is given on the total capital of the subsidiary.

Subsidiaries	12/31/2015		12/31/2014
	Equity		Equity
	Direct	Indirect	Direct	Indirect

Amazonas Energia	100%	-	100%	-
Boa Vista Energia	100%	-	100%	-
Ceal	100%	-	100%	-
CELG- D (1)	51%	-	51%	-
Cepisa	100%	-	100%	-
Ceron	100%	-	100%	-
CGTEE	100%	-	100%	-
Chesf	100%	-	100%	-
Eletroacre	94%	-	94%	-
Eletronorte	99%	-	99%	-
Eletronuclear	100%	-	100%	-
Eletropar	84%	-	84%	-
Eletrosul	100%	-	100%	-
Furnas	100%	-	100%	-
RS Energia	-	-	-	-
Porto Velho Transmissora	-	-	-	-
Chuí IX	-	99.99%	-	99.99%
Coxilha Seca	-	99.99%	-	99.99%
Estação Transmissora (1)	-	-	-	-
Artemis	-	-	-	-
Rio Branco Transmissora	-	-	-	-
Cerro Chato I	-	-	-	-
Cerro Chato II	-	-	-	-
Cerro Chato III	-	-	-	-
Hermenegildo I	-	99.99%	-	99.99%
Hermenegildo II	-	99.99%	-	99.99%
Hermenegildo III	-	99.99%	-	99.99%
Linha Verde Transmissora	-	100%	-	100%
Uirapuru	-	75%	-	75%
Energia dos Ventos V (2)	-	99.99%	-	-
Energia dos Ventos VI (2)	-	99.99%	-	-
Energia dos Ventos VII (2)	-	99.99%	-	-
Energia dos Ventos VIII (2)	-	99.99%	-	-
Energia dos Ventos IX (2)	-	99.99%	-	-
Extremoz Transmissora do Nordeste S/A (3)	-	100.00%	-	-
Transenergia Goiás S.A (2)	-	98.35%	-	-
Complexo Eólico Pindaí I
Acauã Energia S.A.	-	99.93%	-	99.93%
Angical 2 Energia S.A.	-	99.96%	-	99.96%
Arapapá Energia S.A.	-	99.90%	-	99.90%
Caititu 2 Energia S.A.	-	99.96%	-	99.96%
Caititu 3 Energia S.A.	-	99.96%	-	99.96%
Carcará Energia S.A.	-	99.96%	-	99.96%
Corrupião 3 Energia S.A.	-	99.96%	-	99.96%
Teiú 2 Energia S.A.	-	99.95%	-	99.95%
Complexo Eólico Pindaí II
Coqueirinho 2 Energia S.A.	-	99.98%	-	99.98%
Papagaio Energia S.A.	-	99.96%	-	99.96%
Complexo Eólico Pindaí III
Tamanduá Mirim 2 Energia S/A(3)	-	83.01%	-	-

(1)* Subsidiary classified as non-current asset held for sale (see note 43)

* * (2) Acquisition of equity in 205 by Subsidiary Furnas

*** (3) Acquisition of equity in 2015 by Subsidiary CHESF

The consolidated financial statements include the balances and transactions of exclusive funds whose only shareholders are the Company and its subsidiaries, composed of public, private securities and debentures of companies with a low credit rating and high paper liquidity.

(a.1) Changes in Group equity in existing subsidiaries

Changes in Company equity in subsidiaries that do not result in loss of Group shareholding control over the subsidiaries are recorded in financial statements as capital transactions. Accounting balances of Company equity and non-controlling shareholders are adjusted to reflect changes in the respective equity held on subsidiaries. The difference between the value under which non-controlling shareholders’ equity in subsidiaries are adjusted and the fair value of compensation paid or received is recorded directly in shareholders’ equity and attributed to Company shareholders.

When the Company loses the shareholding control on a subsidiary, the gain or loss is recognized in the financial statements and is calculated according to the difference between: (i) the sum of fair value of compensation received and the fair value of the residual equity; and (ii) the previous balance of assets (including goodwill) and liabilities of the subsidiary and non-controlling equity, if any. All values recognized before in “Other comprehensive income” related to the subsidiary are accounted for as if the Company had sold directly the corresponding assets or liabilities of the subsidiary (that is, reclassified as income nor transferred to another item in the shareholders’ equity, as required or permitted by applicable IFRS). The fair value of any investment held in the former subsidiary on the date when shareholding control is lost shall be recorded at fair value in the initial recognition to be accounted for subsequently under the terms in IAS 39 Financial Instruments: Recognition and Measurement (equivalent to CPC 38) or, when applicable, the cost in the initial recognition of an investment in an affiliate or joint venture.

(b) Investments in affiliates

Affiliates are all entities over which the Company has significant influence, and that are not configured as a subsidiary or a jointly-controlled subsidiary.

Any amount that exceeds the cost of the acquisition over the Company’s participation of the Company in the identifiable net fair value of assets, liabilities and contingent liabilities of the affiliate on the date of acquisition is recognized as goodwill. The premium is added to the book value of the investment. Any amount of the Company’s participation in the net fair value of assets, liabilities and contingent liabilities identifiable that exceeds the cost of acquisition, after revaluation, is recognized immediately in income.

When the portion of the Company exceeds the participation in that affiliate in prejudice to it (including any long-term participation which, in essence, is included in the net investment in the affiliate), the Company ceases to recognize its participation in additional losses. The additional losses are recognized only if the Company has incurred legal or constructive obligations or made payments on behalf of the affiliate.

  (c) Joint ventures

A joint venture is a contractual agreement by which the Company and other parties exercise an economic activity subject to joint control, a situation in which decisions on financial and strategic operating policies related to joint venture activities require approval from all the parties that share control.

When a subsidiary of the Company directly exercises its activities by means of a joint venture, the Company’s participation in jointly controlled assets and any liabilities incurred jointly with the other controllers is recognized in the Financial Statements of the respective subsidiary and classified according to its type. Costs and liabilities incurred jointly in relation to participations in jointly controlled assets are recorded in accrual-based accounting. Any gains from the sale or use of the Company’s participation in the income from jointly controlled assets and its share in any expenses incurred by the joint venture are recognized when it is likely that the economic benefits associated to the transactions will be transferred to/from the Company, and its value can be reliably measured.

3.3. Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term investments of high liquidity with original maturities of up to three months and with insignificant risk of change in value.

3.4. Accounts receivables and allowance for doubtful accounts

The accounts receivable from customers (consumers and resellers) are composed of credits from the provision and supply of electric energy, invoiced and not invoiced, the former by an estimate, including those resulting from energy transacted within the framework of the Chamber for Commercialization of Electric Energy -CCEE, accounting for based on accrual accounting and are recognized initially at fair value and subsequently measured at amortized cost less an allowance for doubtful accounts.

The balance also includes the supply of energy that has not been billed, originating substantially from distribution activity that is measured on the basis of estimates, based on the history of consumption of MW/hr.

Accounts receivable are normally settled in a period of up to 45 days, for which reason book values substantially represent the fair value on the date the books are closed.

If the period of receipt is equivalent to one year or less, the accounts receivable are classified under current assets. Otherwise, they are presented under non-current assets (Note 7).

3.5. Fuel Consumption Account - CCC

Per the terms of Law No. 8,631 of March 4, 1993, the Company administers the values relating to collections made by dealers of the public electric energy service, for credit in the Fuel Consumption Account - CCC, corresponding to annual quotas intended for expenditures for fuels for electric power generation. The values recorded in the current assets, offsetting current liabilities, correspond to the availability of resources, maintained in a connected bank account, and to quotas not paid by concessionaires. The values recorded in the assets are corrected by the profitability of application and represent a restricted account, and may not be used for other purposes.

Operations with the CCC do not affect the income or loss for the financial year of the Company.

3.6. Guarantees and Connected Deposits

The amounts recorded are intended for legal and/or contractual services. They are valued at acquisition cost plus interest and monetary correction based on legal provisions and adjusted by the provision for loss on realization, when applicable. Their redemption is conditional on completion of the legal procedures to which these deposits are linked.

3.7. Warehouse Inventory and Fuel - CCC

The inventory is recorded at the average purchase cost, net of provisions for losses, when applicable, and does not exceed the replacement cost or net realizable value. Inventory costs are determined by the average cost method. The net realizable value is the estimated selling price of stocks, less all estimated costs for its completion and costs necessary to make the sale.

The materials in warehouse inventory and fuel – CCC are classified as current assets and is recorded at the average cost of acquisition, which does not exceed market value.

3.8. Nuclear fuel inventory

Composed of the uranium concentrate in stock, the corresponding services and nuclear fuel elements used in the thermonuclear power plants Angra I and Angra II, and these are recorded at acquisition cost.

In its initial stages of formation, the uranium ore and the services needed for its manufacture are purchased, and classified for accounting purposes under non-current assets - realizable in long-term, presented under the heading of Nuclear Fuel Inventory. After the manufacturing process is completed, the portion concerning the forecast of consumption for the 12 months following is classified under current assets.

The consumption of nuclear fuel elements is appropriated to the income for the year in a proportional manner, considering the monthly energy effectively generated in relation to the total energy scheduled for each fuel element. Inventories and evaluations of used nuclear fuel elements which pass through the process of generating electricity and are stored in the used fuel storage tank are periodically conducted.

3.9. Fixed Assets

Fixed assets are measured by the historical cost deducted from accumulated depreciation. The historical cost includes expenses directly attributable to the acquisition of the assets, and also includes, in the case of qualifying assets, the borrowing costs capitalized in accordance with the accounting policy of the Company. Such fixed assets are classified under the appropriate fixed asset categories when completed and ready for their intended use. The depreciation of these assets starts when they are ready for intended use on the same basis of other fixed assets.

Depreciation is recognized on the basis of the estimated useful life of each asset on the linear method, so that the value of the cost less its residual value after its useful life is fully written-off (except for land and construction in progress). The Company considers that the estimated useful life of each asset is similar to depreciation rates determined by the ANEEL, which are considered by the market as acceptable to express adequately the time of the useful life of the assets. Additionally, in connection with the Company’s understanding concerning the current regulatory framework of concessions, including Law 12,783/2013, the indemnification at the end of the concession was considered based on the lowest value between the VNR or the net book value, with this factor being considered in the measurement of fixed asset (See details in Note 17).

Assets held through financial commercial leasing are depreciated over the expected useful life in the same manner as the assets themselves or over a lesser period, if applicable, in accordance with terms of the lease in question.

An item of fixed assets is written off after disposal or when there are no future economic benefits arising from the continued use of the asset. Any gains or losses on the sale or write-down of a fixed assets item are determined as the difference between the amounts received in the sale and the book value of the asset and are recognized in income or loss for the financial year.

3.9.1. Borrowing costs

Interest and where appropriate exchange variation for each month incurred in relation to loans and financing are added to the acquisition cost for the fixed asset in formation, considering the following criteria for capitalization:

a)	The capitalization period occurs when the qualifying asset is under construction, ending with the capitalization of interest when the item is available for use;
b)

  Interest is capitalized considering the weighted average rate on the loans and financing in effect on the date of capitalization or, for those assets in relation to which specific loans were obtained, the rates of these specific loans;

c)	Capitalized interest on a monthly basis does not exceed the value of the interest expenses determined in the capitalization period;
d)	Capitalized interest is depreciated considering the same criteria and estimated useful life determined for the item in which it is incorporated.

Gains on investments, arising from the temporary application of the resources obtained with specific loans and financing still not expenses with the qualifiable asset are deducted from loans and financing costs eligible for capitalization, when the effect is material.

All other costs for loans and financing are recognized in the income or loss for the financial year in which they are incurred.

3.10. Concession contracts

The Company has concession contracts in the segments of generation, transmission and distribution of electricity, signed with the concession grantor (Brazilian federal government) for periods ranging between 20 years and 35 years, being all contracts, by segment, very similar in terms of rights and obligations of the concessionaire and the power grantor. The time periods of the principal concessions are described in Note 2.

I – Tariff System

a)         The tariff system of electrical distribution is controlled by the ANEEL and these rates are adjusted annually and reviewed every four years, on the basis of the maintenance of the economic-financial balance of the concessionaire, taking into consideration the prudent investments made and the structure of costs and expenses of the Company of reference. Charges for services occurs directly to users, based on the volume of energy consumed and the rate authorized (See Note 18).

b)         The tariff system for electric power transmission is regulated by the ANEEL and periodic revisions are carried out, being established a Permitted Annual Income – RAP, updated annually by an index of inflation and, subject to periodic revisions to cover new investments and possible aspects of economic-financial balance of the concession contracts. We emphasize that this tariff system was changed beginning with the renewal of concessions affected directly by Law No. 12,783/2013.

c)         The electrical power generation tariff system was generally based on a regulated tariff until 2004 and thereafter, in connection with the changes in the regulation of the sector, has changed from tariff basis for a price system, and the electricity generators can have the freedom to participate in auctions of electric energy intended for the regulated market. There is in this case a base price, being the final price determined through competition among participants in the auction. Additionally, the electric power generators can make bilateral contracts of sale with consumers who fit into the category of free consumers (definition based on power demanded in MW). We emphasize that this tariff system was changed beginning with the renewal of concessions affected directly by Law No. 12,783/2013.

II – Transmission and Distribution Concessions

The concession contracts regulate the exploitation of public services of distribution and transmission of electrical energy by the Company, where:

1) Electric power distribution

a)  The contract establishes what services the operator must provide and to whom (consumer class) the services must be provided;

b)  The contract establishes performance standards for public service provision, with respect to the maintenance and improvement of quality of service to consumers, and the dealer has an obligation, on delivery of the concession, to return the infrastructure under the same conditions under which it is received at the signature of those contracts. To comply with these obligations, ongoing investments are carried out throughout the term of the lease. Therefore, the assets connected with the concession can be replaced, several times, until the end of the concession;

c)  At the end of the concession, the assets connected with the infrastructure must be reverted to the power grantor upon payment of compensation determined by the depreciated Regulatory Remuneration Base-BRR.

2) Electric power transmission

a)  The price (tariff) is regulated and called the Permitted Annual Income (RAP). The electric power transmitting agency cannot negotiate prices with users. For some contracts, the RAP is fixed and updated monetarily by the price index once a year. For other contracts, the RAP is updated monetarily by the price index once a year and revised every five years. Generally, the RAP of any electric power transmission company is subject to annual review due to the increase of the asset and operating expenses resulting from modifications, replacements and expansions of facilities. The tariff levels (RAP) were changed beginning with the renewal of concessions affected directly by Law No. 12,783/2013.

b)  The assets are reversible at the end of the concession, with the right to receive compensation (cash) of the concession grantor on investments not yet amortized, determined by the new replacement value - VNR. There are still active concessions renewed pending approval by the ANEEL, and, consequently, pending compensation.

II. 1 - Application of the ICPC 01 (IFRIC 12) – Service concession contracts, applicable to contracts of public-private concession contracts in which the public entity:

a) Controls or regulates the type of services that can be provided using the underlying infrastructures;

b) Controls or regulates the price at which the services are provided;

c) Controls/owns a significant interest in the infrastructure at the end of the concession.

A public-private concession presents, typically, the following characteristics:

a) An underlying infrastructure for the concession which is used for providing services;

b) An agreement/contract between the grantor and the operator;

c) The operator provides a set of services during the concession;

d) The operator receives a remuneration throughout the concession contract, either directly from government authorities or from the users of the infrastructure, or both;

e) The infrastructures are transferred to the grantor at the end of the concession, typically for free or also for valuable consideration.

In accordance with the ICPC 01, the concession infrastructures in the context of the standard are not recognized by the concessionaire as fixed assets, since it is considered that the operator has no control over these assets to be recognized in accordance with one of the following accounting models, depending on the type of operator remuneration commitment assumed by the concession grantor under the contract:

1)    The financial asset model

This model is applicable when the concessionaire has the unconditional right to receive certain monetary amounts regardless of the level of use of infrastructures covered by the concession and results in the recording of a financial asset, which was classified as loans and receivables (generation and transmission) or is available for sale (distribution).

2)    Intangible asset model

This model is applicable when the concessionaire under the concession, is remunerated depending on the degree of utilization of the infrastructures (credit and demand risk) in relation to the concession and results in the recording of an intangible asset.

3)    Mixed Model

This model applies when the award includes remuneration commitments simultaneously guaranteed by the concession grantor and remuneration commitments dependent on the level of use of infrastructures of the concession.

Based on the characteristics established in the concession contracts of the electric power distribution company and its subsidiaries and the requirements of the norm, the following assets are recognized in relation to the electrical distribution business:

a)

Estimated portion of the investments and not amortized or depreciated until the end of the lease is classified as a financial asset to be an unconditional right to receive cash or another financial asset directly from the granting authority; and

b)

The remaining portion to determine the financial asset (residual value) will be classified as an intangible asset by virtue of its recovery being subject to public service use, in this case, energy consumption by consumers.

The infrastructure received or constructed from the distribution activity is recovered through two cash flows, namely:

a)	Partly through energy consumption made by consumers (issuance of the monthly invoices from the measurement of energy and power consumed/sold) during the period of the concession; and
b)	Partly as compensation of reversible assets at the end of the term of the concession, this being received directly from government authorities or to whomever this task was delegated.

This compensation will be performed based on the investment installments connected with the reversible assets, not yet amortized or depreciated, that have been made with the objective of guaranteeing the continuity and timeliness of service provided.

The concessions of electric power distribution of its subsidiaries are free of charge. In this manner, there are no fixed financial obligations and payments to be made to the power grantor.

For the activity of electric power transmission the Permitted Annual Income - RAP is received from companies that use their infrastructure through a usage tariff for the transmission system (TUST). This tariff results from the apportionment among users of transmission of some specific values; (i) the RAP of all transmission companies; (II) the services provided by the National System Operator - ONS; and (iii) the regulatory charges.

The granting authority delegated to generators, distributors, consumers, exporters and importers the monthly payment of the RAP, which is guaranteed by the broadcasting regulatory framework, constitutes unconditional contractual right to receive cash or another financial asset, and therefore the credit risk is low.

Considering that the Company is exposed to credit and demand risks and that the income is earned based on the availability of transmission line, the whole infrastructure was recorded as a financial asset.

This financial asset includes furthermore the compensation that will be made based on the investment installments connected with the reversible assets, not yet amortized or depreciated, that have been made with the objective of guaranteeing the continuity and timeliness of service provided.

III. Generation Concessions

a)

  Hydroelectric and thermal generation – the concessions, not directly affected by Law No. 2,013/12.783 are within the scope of ICPC 01 (IFRIC 12), bearing in mind that the characteristics of price and not of regulated tariff. From January 1, 2013, the concessions affected directly by Law No. 12,783/2013, until then outside the scope of ICPC 01 (IFRIC 12), become part of the scope of these regulations, considering the change in price system, becoming a regulated tariff for these concessions, along the lines already applied to distribution concessions until then.

b)

  Nuclear generation - Has a defined tariff system, but differs from other generation contracts, due to being an authorization and not a concession. There is no defined period for the end of the authorization as well as the characteristics of significant control of assets by the grantor at the end of the authorization period.

IV. Itaipu Binacional

a) Itaipu Binacional is governed by a Binational Treaty of 1973 in which tariff conditions were established, and the basis of formation of the tariff is determined exclusively to cover expenses and debt service of this Company;

b) the tariff basis and terms of commercialization will be in effect until 2023, which corresponds to a significant part of the useful life of the plant, when the tariff basis and the terms of commercialization must be revised.

c) Itaipu’s tariff basis was established preponderantly in order to permit the payment of debt service, which has final maturity in 2023, and to maintain their operating and maintenance expenses;

d) The commercialization of Itaipu energy was subrogated to the Company, originating from previously signed contracts with the distributors in which the payment conditions were previously defined.

e) Through Law No. 10,438 of April 26, 2002 the purchasing and transfer commitments were subrogated to the Company for distribution of electricity services of Itaipu Binacional signed up to then by Furnas and Eletrosul, subsidiaries of the Company, with the electric power distribution concessionaires. Debts from energy commercialization of Itaipu Binacional were renegotiated with the Company giving rise to financing agreements. Such contracts were initially recorded at fair value and subsequently measured by the amortized cost, using the effective interest method.

f) The terms of the agreement guarantee the reimbursement the Company even in cases of absence of power generation capacity or operational problems with the plant.

V. Financial asset – Public Service Concessions.

The Company recognizes a credit receivable from the power grantor (or form whomever the power grantor has granted it) when it has unconditional right to receive cash at the end of the concession in relation to compensation for investments made by distributors, electric power generators and transmitters, and not recovered through the provision of concession-related services. These financial assets are recorded at present value and are calculated based on the estimated portion of the investments and not amortized or depreciated until the end of the concession. The distribution assets are remunerated on the basis of the regulatory remuneration Weighted Average Cost of Capital -WACC (cost of capital), with this factor being included in the tariff base and the generation and transmission are remunerated on the basis of the internal rate of return of the project. In the case of generation, only the assets linked to concessions directly affected by Law No. 12,783/2013 and formed beginning with the mentioned Law, are considered financial assets that will be remunerated in the same forms as the transmitters, since the acquisition of such assets is approved by the MME and the ANEEL.

These accounts receivable are classified between current and non-current considering the expectation of receipt of these values, based on the date of closure of the concessions.

3.11. Intangible assets

The Company recognizes as an intangible asset the right to charge users for the services provided for distribution of electricity (for generation of the Amazonas Energia infrastructure, which has an exclusive connection with the distribution activity of this Company, and is also classified as intangible). The intangible asset is determined as being the residual value of construction income earned for the construction or acquisition of infrastructure held by the Company and the value of the financial asset in relation to the unconditional right to receive cash at the end of the grant as compensation.

The asset is presented net of accrued amortization and of losses due to the reduction in recoverable value (impairment), when applicable.

The amortization of intangible assets reflects the pattern in which the future economic benefits are expected to be consumed by the Company, or the end of the concession period, or whichever occurs first. The consumption pattern of assets is related to their economic useful life, considering that the assets constructed by the Company are part of the basis of calculation for measuring the tariff for concession services.

The amortization of the intangible asset begins when it is available for use, at its location and in the necessary condition for it to be able to operate in the manner intended by the Company. Depreciation ceases when the asset has been fully consumed or written down, or is no longer integrated in the calculation base of the tariff for concession services, whichever occurs first.

The Company performs annually recoverability of assets test using the present value method of the future cash flows generated by the asset, considering that there is no active market for the assets connected with the concession. (See Note 20).

Intangible assets comprise basically the usage rights of the concession, but also include goodwill on acquisition of investments and specific expenses associated with the acquisition of rights, plus the respective costs of deployment, when applicable.

Intangible assets with defined useful lives, purchased separately, are recorded at cost, deducting amortization and losses due to the reduction in the accrued recoverable value. Amortization is recognized linearly based on the estimated useful life of the assets. The estimated useful life and the depreciation method are reviewed at the end of each financial year and the effect of any changes in the estimate is accounted for prospectively.

Intangible assets with indefinite useful lives, purchased separately, are recorded at cost, deducting amortization and losses due to the reduction in the accrued recoverable value.

3.11.1. Concessions for Valuable Consideration (Use of Public Asset - UBP)

The Company and certain subsidiaries have contracts for concessions for valuable consideration with the Government for the use of public assets for the generation of electric power in certain plants.

The values identified in the contracts are the future prices and, therefore, the Company and those subsidiaries have adjusted these contracts to the present value based on the discount rate determined on the date of the obligation.

The update of the obligation in relation to the discount rate and monetary variation, defined in the concession agreement is capitalized in the asset, during the construction of the power plants and from the date of entry into commercial operation, it is recognized directly in the income.

These assets are recorded in intangible assets offsetting the noncurrent liabilities.

3.11.2. Expenses with Studies and Projects

Expenses incurred with studies and projects, including feasibility studies and hydroelectric plant inventories and power transmission lines, are recognized as operating expenditures, when incurred, and until it has effective proof of the economic viability of their use or the granting of the concession or authorization. From the concession and/or authorization for use of the public service of electricity or the evidence of economic viability of the project, the expenses incurred are capitalized as cost of development of the project. Currently, the Company does not have capitalized values regarding spending on studies and projects.

3.12. Recognition of the receivables and the Installment A obligations and other financial items

On November 25, 2014, the ANEEL decided to add the concession contracts and permits, of the electricity distribution companies in Brazil, in order to eliminate any uncertainty, until then existing, with regard to the recognition and realization of time differences, whose values are passed annually on to the tariff for electrical energy distribution – Installment A (CVA) and other financial components. Pursuant to the addendum issued by the ANEEL, the regulatory body guarantees that the CVA values and other financial components will be incorporated in the calculation of compensation, at the end of the concession.

As a consequence, the Technical Guideline - OCPC08 (“OCPC08”) was issued by the CPC which has as its objective to address the basic requirements for recognition, measurement and disclosure of these assets or financial liabilities that are characteristic of the unconditional right (or obligation) to receive (or to deliver) cash or another financial instrument to a clearly identified counterpart.

In accordance with OCPC 08, the addendum to the Concession Contracts, represented a new element that ensures, from the date of its signature, the right or imposes an obligation on the concessionaire receiving or paying for the assets and liabilities in relation to the counterparty – the Granting Authority. This new event changes, from that date, the environment and the previously existing contractual terms and extinguishes the uncertainties regarding the ability of realization of the asset or enforcement of the liability. These are conditions, therefore, that differ in essence from those which occurred previously.

The effects of the addendum to the concession agreement and permission are not the nature of the accounting policy change, but, indeed, of a new situation and, consequently, their application was be prospective. Therefore, the record of the amounts receivable (obligations) was effected in asset (or financial liability) accounts, where appropriate, in contrast to the income or loss for the financial year (income from sale of goods and services).

3.13. Impairment of non-financial assets, excluding goodwill

At the end of each financial year, the Company assesses whether there is any indication that their non-financial assets have suffered any impairment losses. If any such indication exists, the recoverable amount of the asset is estimated in order to measure the amount of that loss. When it is not possible to estimate the recoverable amount of an asset individually, the Company calculates the recoverable amount of the cash-generating unit to which the asset belongs.

When a reasonable and consistent allocation basis can be identified, the corporate assets are also allocated to the individual cash-generating units or to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

In assessing the usage value, estimated future cash flows are discounted to present value at a discount rate that reflects current market assessment: the time value of the currency and the risks specific to the asset for which the future cash flow estimation was performed.

If the recoverable value of an asset (or cash-generating unit) calculated is less than its book amount, the book value of the asset (or cash-generating unit) is reduced to its recoverable value. The impairment loss is recognized immediately in income statement.

When the impairment loss is subsequently reversed, an increase in the book value of the asset (or cash-generating unit) occurs, in relation to the revised estimate of its recoverable value. This increase may not exceed the book value that would have been determined if no impairment loss had been recognized for the asset (or cash-generating unit) in previous years. The reversal of the impairment loss is recognized immediately in income statement.

3.14. Goodwill

The goodwill arising from a business combination is stated at cost on the date of the business combination, net of accumulated loss in recoverable value, if applicable.

For the purpose of impairment test, the goodwill is allocated to each of the Company’s cash-generating units (or groups of cash-generating units) that will benefit from the synergies of the combination.

Considering that the investment operations of the Company are linked to operations that have concession contracts, the goodwill arising from the acquisition of such entities represents the entitlement right of concession with defined useful life, being recognized as an intangible asset of the concession, and the depreciation made in accordance with the period of the concession.

3.15. Non-current assets held for sale

Non-current assets and groups of assets are classified as held for sale should their accounting value be recovered mainly by means of a sale transaction and not by continuous use. This condition is met only when the asset (or group of assets) is available for immediate sale in their current status, subject only to usual terms for the sale of such asset (or group of assets), and its sale is deemed as highly probable. The Management must be committed with the sale, which is expected to be considered, upon recognition, as concluded sale within a year from the date of classification.

When the Company is committed with a sales plan that involves the loss of control of a subsidiary, when criteria in the above paragraph are met, all assets and liabilities held by this subsidiary are classified as held for sale in the consolidated financial statements, even when after the sale the Company still holds some equity in the company.

Non-current assets (or group of assets) classified as held for sale are measured by the lower value between the accounting value previously recorded and the fair value less cost of sale. Assets and liabilities related are presented separately at the balance sheet.

3.16. Business combinations

In the consolidated financial statements, business acquisitions are accounted for by the acquisition method. The consideration transferred in the business combination is measured at fair value. This fair value is calculated by the sum of the fair values of the assets transferred to the Company and of the liabilities entered into by the Company, at the date of purchase, with the old controllers of the purchased company and the shares issued by the Company in exchange for control of the purchased company. Acquisition-related costs are generally recognized in the income statement when incurred.

At the date of acquisition, the assets acquired and liabilities assumed that are identifiable are recognized by the fair value at the date of acquisition, except for:

●  assets or deferred tax liabilities and assets and liabilities related to benefit agreements with employees, which are recognized and measured in accordance with IAS 12 - Income Taxes and IAS 19 - Employee Benefits (equivalent to CPC 32 and CPC 33), respectively;

●  liabilities or equity instruments, related to payment arrangements based on shares of the purchased company or payment arrangements based on Group shares, concluded in substitution of payment arrangements based on shares of the purchased company that are measured in accordance with IFRS 2 - Payments Based on Shares (equivalent to CPC 10(R1)) at the date of purchase; and

●  assets (or groups for disposal) classified as held for sale in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations (equivalent to CPC 31), which are measured according to this standard.

The goodwill is measured as the excess of the sum: (1) of the consideration transferred; (2) for the value of the non-controlling shares of the purchased company and; (3) for the fair value of the shares of the purchaser previously held in the purchased company (if any) over the net values, at the date of purchase, of the assets acquired and liabilities assumed that are identifiable. If, after the valuation, the net values of the identifiable assets acquired and liabilities assumed at the date of acquisition are greater than the sum: (1) of the consideration transferred; (2) the value of the non-controlling shares in the purchased company and; (3) the fair value of the shares of the purchaser previously held in the purchased company (if any), the excess is recognized immediately in income as a gain.

The non-controlling shares, corresponding to the current holdings and which give their holders the right to a proportional share of the net assets of the entity, in the case of liquidation, may be initially measured at fair value. They may also be measured on the basis of the proportional part of the non-controlling shares in the recognized values of the identifiable net assets of the purchased company. The selection of the method of measurement is made on a transaction by transaction basis. Other types of non-controlling shares are measured at their fair value or, where applicable, as described in another IFRS and CPC.

When the consideration transferred by the Company, in a business combination, includes assets or liabilities resulting from an agreement of the contingent consideration, the contingent consideration is measured at fair value at the date of acquisition. In addition, it is included in the consideration transferred in the business combination. The variations in the fair value of contingent consideration, classified as measurement period adjustments, are adjusted retroactively, with the corresponding adjustments in the goodwill. Measurement period adjustments correspond to adjustments resulting from additional information obtained during the “measurement period” and the related facts and circumstances existing at the date of acquisition. The measurement period shall not exceed one year from the date of purchase.

Subsequent accounting for variations in the fair value of the contingent consideration, not classified as measurement period adjustments, depends on the form of classification of the contingent consideration. The contingent consideration classified as equity is not revalued on the dates of subsequent financial statements and its corresponding liquidation is accounted for in equity. The contingent consideration classified as an asset or liability is revalued on the dates of subsequent financial statements in accordance with IAS 39 (equivalent to CPC 38), or IAS 37 - Provisions, Contingent Liabilities and Contingent Assets (equivalent to CPC 25), as applicable, and the corresponding gain or loss is recognized in the income.

When a business merger is performed in stages, the shares previously held by the Company in the purchased company are revalued at fair value at the date of acquisition (i.e. the date on which the Company acquires the control) and the corresponding gain or loss, if any, is recognized in the income. The values of the shares in the purchased company prior to the date of acquisition, which were previously recognized in “other comprehensive income” are reclassified in the income, to the extent that such treatment is appropriate if that participation is divested.

If the initial accounting for a business combination is incomplete at the close of the period in which this combination occurred, the Company records the provisional values of the items whose accounting is incomplete. These provisional values are adjusted during the measurement period (see above), or additional assets and liabilities are recognized to reflect the new information obtained related to facts and circumstances existing at the date of acquisition which, if known, would have affected the values recognized at that date.

Business combinations that occurred up to December 31, 2008 were accounted for in accordance with CVM Instruction 247/1996. The goodwill and negative goodwill recorded on acquisitions of holdings of non-controlling shareholders after January 1, 2009, the date of initial adoption of the IFRS, are allocated entirely to the concession contract and recognized in the intangible assets.

3.17. Taxation

Expenses related to income tax and social contributions represent the sum of the current and deferred taxes. Additionally, the option of calculating taxes on the results of the Company is by the method of actual profits.

3.17.1. Current taxes

The provision for income tax (IRPJ) and social contributions (CSLL) is based on the taxable income for the year. Taxable income differs from income presented in the income statement because it excludes taxable income or expenses deductible in other periods, in addition to deleting items that are not taxable or not deductible on a permanent basis. The provision for income tax and social contributions is calculated individually for each company based on the Company’s current rates at the end of the period.

3.17.2. Deferred taxes

The deferred income tax and social contributions are recognized at the end of each reporting period, on temporary differences between the balances of assets and liabilities recognized in the financial statements and the corresponding tax bases used in the computation of taxable income, including the balance of tax losses, when applicable. The deferred tax liabilities are generally recognized for all taxable temporary differences and deferred asset taxes are recognized on all deductible temporary differences, only when it is probable that the Company will present sufficient future taxable income in relation to which these deductible temporary differences can be utilized, considering the profitability history as well.

The recovery of the balance of deferred asset taxes is reviewed at the end of each reporting period and, when it is no longer probable that future taxable income will be available to allow the recovery of all or part of asset the balance of the asset is adjusted by the amount which is expected to be recovered.

Deferred asset and liability taxes are measured by the tax rates applicable in the period in which the liability is expected to be settled or the asset is realized, based on tax rates provided for by the legislation in effect at the end of each reporting period, or when new legislation has been substantially approved. The measurement of deferred tax on liabilities and assets reflects the tax consequences that would result in the manner which the Company expects, at the end of each reporting period, to recover or liquidate the book value of these assets and liabilities.

The current and deferred taxes are recognized in the income, except when they correspond to items recorded in other comprehensive income, or directly in equity, in which case the current and deferred taxes are also recognized in other comprehensive income or directly in net equity, respectively. When the current and deferred taxes originate from the initial accounting for a business combination, the tax effect is considered in the accounting of the business combination.

3.18. Financial instruments

Assets and financial liabilities are recognized when an entity of the Company is a party to the contractual provisions of the instrument.

Assets and financial liabilities are initially measured at fair value.

Transaction costs directly attributable to the acquisition or issue of financial assets and liabilities (except for financial assets and liabilities recognized at fair value in the income) are added or deducted from the fair value of the assets or financial liabilities, if applicable, after the initial recognition. Transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through income or loss are recognized immediately in income.

3.18.1. Financial assets

Financial assets are classified into the following specific categories: financial assets at fair value through income or loss, investments held to maturity, financial assets available for sale and loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined on the date of initial recognition.

1)	Financial assets at fair value through income or loss

A financial asset is classified as held for negotiation if:

(a)	It is purchased primarily to be sold in the short term; or

(b)	On initial recognition is part of a portfolio of identified financial instruments that the Eletrobras system manages as a group and has a recent actual pattern of short-term income taking; or

(c)	It is a derivative that has been designated as an effective hedge instrument.

A financial asset held for negotiation, in addition, can be designated at fair value through income or loss on initial recognition if:

(a)	Such a designation eliminates or reduces significantly an inconsistent measurement or recognition that would otherwise would arise; or

(b)	The financial asset is part of a managed group of assets or financial liabilities or both, and

(c)

Their performance is evaluated on a fair value basis, in accordance with a documented risk management strategy or investment of the Company, and when information about the grouping is provided internally on the same basis; or

(d)

It is part of a contract containing one or more embedded derivatives and IAS 39 - Financial instruments: Recognition and Measurement (equivalent to CPC 38) permits the combined contract (asset or liability) to be fully assigned to fair value through income or loss.

Financial assets are classified at fair value through income or loss when they are held for negotiation with the purpose of selling in the short term or designated by fair value through income or loss.

Financial liabilities at fair value through income or loss are shown at fair value, and gains or losses are recognized in the income. Net gains and losses recognized in the income incorporate the dividends or interest earned by the financial asset, being included under other financial income and expenses in the income statement.

(a)	Held to maturity investments

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has the positive intention and ability to hold to maturity. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, less any impairment losses.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including trade accounts receivable and others, cash and cash equivalents, accounts receivable of Installment A and others) are initially recorded at their purchase price, which is the fair value of the price paid, including transaction expenses. After initial recognition, they are measured at amortized cost value using the effective interest method, less any impairment losses.

The interest income is recognized by applying the effective interest rate.

(a)	Financial assets available for sale

Financial assets available for sale are non-derivative financial assets that are designated as available for sale and not classified as:

1)  Financial assets at fair value through income or loss

2)  Investments held to maturity, or

3)  Loans and receivables.

Changes in the book value of financial assets available for sale related to variations in exchange rates, income from interest calculated using the effective interest method and dividends on stock investments available for sale are recognized in income. Changes in the fair value of available for sale financial assets are recognized in Other comprehensive results. When the investment is disposed of impairment, the cumulative gain or loss previously recognized in the Other comprehensive income account is reclassified to income.

3.18.2. Impairment of non-financial assets

Financial assets, except those designated at fair value through the income or loss, are evaluated for indicators of impairment indexes in the end of each reporting period. The impairment losses are recognized if, and only if, there is objective evidence of impairment of the financial asset as a result of one or more events that occurred after their initial recognition, with an impact on the estimated future cash flows of that asset.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the title, below its cost, it is also evidence that the assets are deteriorated. If any evidence of this type exists for financial assets available for sale, the cumulative loss will be removed from equity and recognized in the consolidated income statement. This cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on recoverable value, over the financial asset previously recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event that occurred after the impairment loss has been recognized in income, the impairment loss is reversed through an entry in income.

For certain categories of financial assets, such as accounts receivable, assets are evaluated collectively, even if they do not present evidence that they are recorded for the value greater than that recoverable, when evaluated on an individual basis. Objective evidence of impairment for a credit portfolio may include: the past experience of the Company in the collection of payments and the increase in the number of late payments, after the average period of receipt, as well as observable changes in national or local economic conditions related to non-payment of receivables.

For financial assets recorded at the amortized cost value, the impairment recorded corresponds to: the difference between the book value of the asset and the present value of the estimated future cash flows, discounted by the original effective interest rate of the financial asset.

For financial assets recorded at cost, the impairment amount corresponds to the difference between the book value of the asset and the present value of the estimated future cash flows, discounted by the current rate of return for a similar financial asset. That loss due to the reduction in the recoverable value will not be reversed in subsequent periods.

The book value of the financial asset is reduced directly by impairment loss for all financial assets with the exception of receivables, where the book value is reduced through the use of a provision. Subsequent recoveries of amounts previously provisioned are credited to the provision. Changes in the book value of the provision are recognized in the income statement.

For financial assets recorded at amortized cost, if in a subsequent period the amount of the loss from the reduction in the recoverable value decreases and the decrease can be related objectively to an event occurring after the reduction in the recoverable value has been recognized, the previously recognized loss is reversed through income, since the book value of the investment at the date of this reversal does not exceed the amortized cost if the reduction in the impairment had not been recognized.

3.18.3. De- recognition of financial assets

The Company desrecognize a financial asset only when the contractual rights to the cash flows from the asset expire or are transferred along with the risks and benefits of ownership. If the Company does not transfer or retain substantially all the risks and rewards of ownership of the financial asset, but continue to control the transferred asset, the Company recognizes the participation retained and its liabilities on the values that it will have to pay. If retains substantially all the risks and rewards of ownership of the financial asset transferred, the Company continues to recognize this asset, in addition to a loan guaranteed by the income received.

In the derecognition of a financial asset, the difference between the book value of the asset and the sum of the consideration received and receivable and the accrued gain or loss that has been recognized in the Other comprehensive income account and accrued in equity is recognized in income statement.

3.18.4. Financial liabilities and equity instruments

Debt and equity instruments issued by an entity of the Eletrobras system are classified as financial liabilities or equity, in accordance with the nature of the contractual agreement and the definitions of financial liabilities and equity instruments. An equity instrument is a contract that evidences a residual interest in the assets of a company after deducting all its liabilities. Equity instruments issued by the Eletrobras system are recognized when resources are received, net of direct costs of issuance.

Financial liabilities are classified as financial liabilities at fair value through income or other financial liabilities.

The other financial liabilities, which include loans and financing, suppliers, and other accounts payable are measured at amortized cost value using the effective interest method.

The effective interest method is used for calculating the amortized cost of a financial liability and to allocate its interest expense for the period. The effective interest rate is the rate that exactly discounts the estimated future cash flows (including fees and points paid or received that constitute an integral part of the effective interest rate, transaction costs and other premiums or discounts) throughout the estimated life of the financial liability or, where appropriate, for a smaller period, for the initial recognition of the net book value.

3.18.5. De-recognition of financial liabilities

The Company reduces financial liabilities only when the Company’s obligations are extinguished and cancelled or when they expire. The difference between the book value of financial liabilities written down and the consideration paid and payable is recognized in income statement.

3.18.6. Financial guarantee contracts

A financial guarantee contract consists of contract that requires the issuer to make specified payments in order to reimburse the holder for loss incurred due to the fact the debtor specified does not make the payment on the due date, according to the initial or amended terms of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value on the date of issuance of the guarantee. Subsequently the obligations concerning guarantees are measured by the greatest initial value less the depreciation rates recognized, and the best estimate of the value required to liquidate the guarantee.

These estimates are defined on the basis of experience with similar transactions and in the history of past losses and in the judgment of the administration of the Company. Fees received are recognized based on the straight-line method over the life of the guarantee. Any increased obligations in relation to guarantees are presented when occurring in the operating expenses (see Note 22).

3.18.7. Derivative financial instruments

The Company has derivative financial instruments to manage its exposure to interest rate and foreign exchange risks, including fixed-term exchange contracts, interest rate and currency swaps. Note 44 includes more detailed information about the derivative financial instruments.

Derivatives are initially recognized at fair value on the date of the contract, and are subsequently remeasured at fair value at the end of the financial year. Any gains or losses are recognized in income immediately, unless the derivative is designated and effective as a hedge instrument; in this case, the moment of recognition in income depends on the nature of the hedging relationship.

(See item 3.18.9)

3.18.8. Embedded derivatives

Derivatives embedded in non-derivative, principal contracts are treated as a separate derivative when their risks and characteristics are not closely related to those of the principal contracts and these are not measured at fair value through profit or loss.

3.18.9. Hedge accounting

The Company has a hedge accounting policy and derivative financial instruments accounting designated as hedging operations, which are initially recognized at fair value on the date on which the derivative contract is taken out, being also subsequently revalued at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive, and as liabilities when the fair value is negative.

At the beginning of the hedging relationship, the Company documents the relationship between hedging instrument and the hedged item, with its objectives in risk management and its strategy to assume various hedging transactions. Additionally, at the beginning of the hedge and in an ongoing manner, the Company documents if the hedge instrument used in a hedging relationship is highly effective in offsetting changes in fair value or cash flow of the hedged item attributable to the risk of the hedge.

For the purpose of hedge accounting, the Company uses the following classifications:

(a)	Hedging at the fair value

Changes at the fair value of the derivatives are designated and classified as fair value hedges are recorded in income with any changes in the fair value of the hedged items attributable to the risk covered. Changes in the fair value of the hedging instruments and the hedged item, attributable to the risk of hedging are recognized in income.

The hedge accounting is discontinued prospectively when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated or executed, or when it is no longer classified as hedge accounting. The adjustment to fair value of the hedge item, originating from the risk of hedging, is recorded in income or loss from that date.

(b)	Cash flow hedging

The effective portion of changes in the fair value of derivatives, which is designated and qualified as hedging of cash flow, is recognized in the other comprehensive income account. The gains or losses related to the part not effective are recognized immediately in income.

The values previously recognized in other comprehensive income account and accrued in equity are reclassified to the income in the financial year in which the item which is the subject of the hedge is recognized in income statement.

Hedge accounting is discontinued when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated or executed, or does not qualify any more as hedge accounting. Any gains or losses recognized in other comprehensive income and accrued in equity, as of that date, remain in equity and are recognized when the forecasted transaction is ultimately recognized in income. When nothing more is expected than the projected transaction to occur, the gains or losses accrued and deferred in equity are recognized immediately in income statement.

The Company uses derivative financial instruments for its management of financial risks, as described in Note 44. Beginning on October 1, 2013, the Company adopted accounting procedures for hedging in conformance with the provisions of CPC 38 (IAS 39) for the purpose of reducing the volatility in the financial statements generated by the marketing of derivative financial instruments and greater transparency of the Risk Management activities of the Company.

From the initial date, the Company has designated its hedges of interest rates as a Cash Flow Hedge, and for this reason, the effective variation of the fair value of the hedging instruments will be represented in the Other comprehensive income account. As the debt protected is recognized in the financial results, the variation of the fair value represented in Other comprehensive income of the hedge is recognized in the financial results based on the effective interest rate. Each quarter effectiveness tests are performed to assess whether the derivative instruments effectively protect and should continue to protect related debt. If during the effectiveness test there is an ineffective portion, this value is recognized immediately in the financial results.

Each hedge relationship is documented so that the debt protected is identified, the derivative, the objective, the strategy of risk management, the contractual terms are designated for Hedge Accounting and the method of measurement of prospective and retrospective effectiveness is indicated.

3.19. Post-employment benefits

3.19.1. Retirement liabilities

The Company and its subsidiaries sponsor various pension plans, which are generally funded by payments to these pension funds, determined by periodic actuarial calculations. The Company has defined benefit plans and also defined and variable contribution plans. In defined contribution plans, the Company makes fixed contributions into a separate entity. Additionally, it does not have any legal obligations to make contributions, if the fund does not have sufficient assets to pay all employees the benefits relating to the services provided in the current and previous periods tied to this kind of plan. A defined benefit plan is different from a defined contribution plan, since, in these defined benefit plans, a retirement benefit amount that an employee will receive on retirement is established, usually dependent on one or more factors such as age, length of service and remuneration. In this type of plan, the Company has an obligation to honor the commitment, if the fund does not have sufficient assets to pay all employees the benefits relating to the services provided in the current and previous periods connected with this kind of plan.

The liability recognized in the Balance Sheet with respect to defined benefit plans is the present value of the defined benefit obligation on the date of the balance sheet, less the fair value of the assets of the plan. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows. Interest rates used in this discount are consistent with market securities, which are denominated in the currency in which the benefits will be paid and that have upcoming maturities of those of the respective obligation of the pension plan.

Actuarial gains and losses arising from adjustments based on experience, in changes in actuarial assumptions and the income of the assets of the plan, are debited or credited in other comprehensive income.

Service costs passed on are recognized immediately in income statement in the period of occurrence of a change of the plan.

With regard to defined contribution plans, the Company makes the payment of contributions in a mandatory, contractual or voluntary manner. The Company has no additional payment obligations once the contributions is made. The contributions are recognized as employee benefit expense when due. Contributions made in advance are recognized as an asset in the proportion in which a cash refund or a reduction in the future payments may be available.

3.19.2. Other post-employment obligations

Some companies of the Company offer post-retirement health care benefits to their employees, in addition to life insurance for active and inactive employees. The entitlement to these benefits is usually conditional upon the employee staying in the job until retirement age and the completion of a minimum time of service, or the disability of the employee in relation to being an active employee.

The expected costs of these benefits are accrued over the period of employment, employing the same accounting methodology that is used for the defined benefit pension plans. Actuarial gains and losses arising from adjustments based on experience, in changes in actuarial assumptions, are debited or credited in other comprehensive income, in the period expected for remaining service of the employees. These obligations are evaluated annually by qualified, independent actuaries.

3.19.3 Termination Benefits

Termination benefits are payable when employment is terminated by the Eletrobras system before the normal retirement date, or whenever an employee accepts voluntary termination in exchange for these benefits. The Eletrobras System recognizes termination benefits on the first of the following dates: (i) when the Eletrobras System no longer can withdraw the offer of these benefits; and (ii) when the entity recognizes the restructuring costs that are within the scope of the CPC 25/IAS 37 and involve the payment of termination benefits. In the case of an offer made to encourage voluntary termination, termination benefits are measured based on the number of employees who, hopefully, will accept the offer. The benefits that expire after 12 months from the balance sheet date are discounted to present value.

3.20. Provisions

Provisions are recognized for present obligations (legal or presumed) resulting from past events, in which it is possible to estimate reliably values and whose liquidation is probable. The amount recognized as a provision is the best estimate of the considerations required to liquidate the obligation at the end of each reporting period, taking into consideration the risks and uncertainties related to the obligation. When the provision is measured on the basis of estimated cash flows to settle the obligation, its book value corresponds to the present value of those cash flows (in which the effect of the time value of money is relevant).

When some or all of the economic benefits, required for the liquidation of a provision, can be recovered from a third party, an asset is recognized if, and only if, the reimbursement is virtually certain and the value can be measured reliably.

3.20.1. Provision for assets decommissions

As provided for in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets (equivalent to CPC 25) a provision throughout the economic useful life of thermonuclear plants is constituted. The purpose of this provision is to allocate to its period of operation the costs to be incurred in relation to its technical and operational deactivation, at the end of its useful life, estimated at 40 years.

The values are charged to income or loss for the financial year at present value based on annual rates fixed in U.S. dollars, the ratio of 1/40 of the estimated expenses, recorded immediately and converted by the exchange rate at the end of each period of validity (see Note 32).

3.20.2. Provision for legal obligations connected with legal proceedings.

Provisions for legal contingencies are constituted, whenever the loss is evaluated as probable and the amount is subject to reliable estimate. In this case, such a contingency would cause a probable outflow of resources for the liquidation of obligations and the amounts involved and would be measurable with sufficient security, taking into consideration the opinion of legal advisors, the nature of the actions, similarity with previous processes, complexity and the positions of the courts (case law).

3.20.3. Onerous Contracts

Present obligations resulting from contracts for valuable consideration are recognized and measured as provisions. A contract for valuable consideration exists when the unavoidable costs to satisfy the obligations of the contract exceed the economic benefits expected to be received throughout the same contract.

3.21. Advance for future capital increase

Advances of resources received from the controlling shareholder and for capital contribution shall be granted in an irrevocable character. They are classified as noncurrent liabilities and initially recognized at fair value and subsequently updated by the contractually established index.

3.22. Share capital

The common shares and preferred shares are classified in net equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction of the value entered, net of taxes.

When the Company purchases its own shares (treasury shares), the amount paid, including any directly attributable incremental costs (net of income taxes), is deducted from the shareholders’ equity of the Company until the shares are cancelled or reissued. When these shares are subsequently reissued, any value received, net of any additional costs of the transaction, directly attributable and the respective effects of the income tax and social contribution, is included in shareholders’ equity of the Company.

3.23. Interest on shareholders’ equity and dividends

Interest on shareholders’ equity is imputed to dividends for the year being calculated taking as a limit a percentage on the equity, using the Long-Term Interest Rate – TJLP established by the Brazilian Government, as required by law, limited to 50% of net income for the year or 50% of the income reserves, before including the income from the period, whichever is greater.

The value of dividends above the mandatory minimum established by Law or another legal instrument, not yet approved in the General Assembly, are presented in Shareholders’ Equity, in a specific account called additional proposed dividends.

3.24. Other comprehensive income

Other comprehensive income includes income and expense items that are not recognized in the income statement. The components of other comprehensive income include:

a)	Actuarial gains and losses on defined benefit pension plans;
b)	Gains and losses arising from conversion of financial statements of foreign operations;
c)	Equity valuation adjustment on the income and loss on in the remeasurement of financial assets available for sale; and
d)	Equity valuation adjustment relating to the effective portion of gains or losses on hedging instruments in the hedging of cash flow.

3.25. Income recognition

Income is measured at the fair value of the consideration received or receivable, deducting any estimates of returns and other similar deductions.

3.25.1. Sale of energy and services

a) Generation and Distribution

Distribution income are classified as: i) Supply (sale) of Electrical Power to distributors; ii) Electrical power supply to the consumer, and; iii) Electrical Power in the Short-Term market. Income is measured at the fair value of the consideration received or receivable, net of taxes and of any discounts incident on it. Income from energy sales and services is recognized when it is probable that the economic benefits associated with the transactions will flow to the Company; the value of the income can be measured reliably; the risks and benefits related to the sale were transferred to the buyer; the costs incurred or to be incurred related to the transaction can be measured reliably; and the Company no longer holds control and responsibility over the energy sold. Construction income connected with the segment of electric power distribution and part of generation covered in the scope of the ICPC 01 / IFRIC 12 are also included..

For generating concessions renewed under Law No. 12,783/2013, there was a change of the price system for tariffs, with periodic tariff review in the same manner already applied to the transmission activity up to then. The rate is calculated on the basis of operation and maintenance costs, plus the rate of 10%, with the income being recorded for coverage of operation and maintenance expenses on the basis of the cost incurred.

b)  Transmission

1)  Financial income arising from the remuneration of the financial asset, until the end of the concession period, earned in a prorated manner takes into consideration the average rate of return on investments.

2)  Income for coverage of operation and maintenance expenses on the basis of the cost incurred.

3)  Income from infrastructure development is recognized in the results in relation to the stage of completion of the work, in accordance with the stipulations in the CPC 17 (R1) technical pronouncement (equivalent to IAS 11) and measured based on fair values. Infrastructure development costs are recognized as they are incurred. The margin of construction adopted is established as being equal to zero, considering that:

(i)      The Company activity is the transmission of electricity;

(ii)     The entire income of construction is related to the construction of infrastructure for its activity, i.e., the transmission of electricity.

(iii)    The Company outsources the infrastructure construction with unrelated parties.

3.25.2. Income from dividends and interest

Income from dividends from investments is recognized when the shareholder’s right to receive this dividend is established and provided that it is probable that the future economic benefits will flow to the Company and the value of the income can be measured reliably.

Income from a financial asset with interest is recognized when it is probable that the future economic benefits will flow to the Company and the value of the income can be measured reliably. The interest income is recognized by the straight-line method, based on time and at the effective interest rate on the amount of the outstanding principal. The effective interest rate is the one that discounts exactly the estimated future cash receipts during the estimated life of the financial asset in relation to the initial net book value of this asset.

3.26. Commercial Leasing

According to the guidelines from Pronouncement CPC 06 (R1) - Commercial Leasing Operations and Technical Interpretation ICPC 03 - Complementary Aspects of Commercial Leasing Operations, it should be recorded in fixed assets that the Company holds rights over tangible assets intended for the maintenance of its activities, arising from financial commercial leasing that transfer to the lessee the benefits, risks and control of assets. At the beginning of the financial lease, these assets are capitalized at the lower value between the fair value of the leased and the present value of the minimum lease payments.

The financial leases are recorded as if they were a financed purchase, recognizing, at the time of purchase, a fixed asset and a financing liability (lease). Each installment paid of the lease is allocated partly to liabilities and partly to financial charges, so that in this manner a constant rate on the open debt balance is obtained. The corresponding obligations, net of finance charges, are included in other long-term liabilities.

Interest and other financial expenses are recognized in the income statement during the lease period, in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The fixed asset acquired through financial leasing (a) is classified as Non-Current Assets being amortized over its useful life (Note 23.3).

3.27. Government grants

Government grants are not recognized until there is reasonable assurance that the Company will meet the related conditions and that the grants will be received. Government grants are recognized systematically in the results during the periods in which the Company recognizes as expenses the related costs that the subsidy intends to compensate. Government grants receivable as compensation for expenses already incurred, with the purpose of offering immediate financial support to the Company, without corresponding future costs, are recognized in results of the period in which they are received and allocated to the income reserve and are not intended for the distribution of dividends.

3.28. Scheduled downtimes

Costs incurred prior to and during the shutdowns of power plants and transmission lines are charged to income in the period in which they are incurred.

3.29. Calculation of the income or loss for the financial year

The income or loss is determined by the accounting system for the fiscal periods.

3.30. Earnings (Loss) per share

Basic earnings (loss) per share are calculated by dividing the income (loss) attributable to shareholders of the Company by the weighted average number of outstanding shares (total shares less the treasury shares). Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all diluted potential shares, in accordance with CPC 41 (IAS 33).

3.31. Presentation or reports by business segments

Operating segments are defined as business activities in relation to which income can be obtained and expenses incurred, whose operational reports are provided to the principal operating decision maker. The chief operating decision maker (“CODM”), who is responsible for resource allocation and for the evaluation of performance of the operating segments, is the Board of Directors, responsible for making the strategic decisions of the Company, which adopts the following segments:

(I)	Generation;
(II)	Transmission;
(III)	Distribution; and
(IV)	Administration.

There are no revenues derived from a single customer that represents 10 percent or more of the Company’s consolidated revenue for the years ended December 31, 2015 and 2013.

3.32. Added value statement - DVA

This statement is intended to provide evidence of the wealth created by the Company and its distribution, during a specific period. Is presented as required by Brazilian corporate legislation, as part of its separate financial statements and supplementary information to the consolidated financial statements, since it is not a planned statement and not compulsory in accordance with the IFRSs.

The DVA was prepared based on information obtained from the accounting records that serves as the basis of preparation of financial statements and following the provisions contained in the CPC 09 – Statement of Added Value. In its first part, it presents the wealth created by the Company, represented:

●	By gross income from sales, including the taxes incident on it, other income, including construction, and the effects of the allowance for doubtful accounts;
●

Through inputs acquired from third parties - cost of sales and purchases of materials, energy and services of third parties, including the taxes included at the time of acquisition, the effects of losses and recovery of asset values, and the depreciation and amortization; and,

●	Through the added value received from third parties – equity from unconsolidated companies, financial income and other income.

The second part of the DVA presents the distribution of wealth among personnel, taxes, rates and contributions, third party capital remuneration and remuneration of shareholders’ equity.

NOTE 4 – ACCOUNTING ESTIMATES AND JUDGEMENTS

In applying the accounting policies, the Company Management must make judgments and prepare estimates regarding the book values of income, expenses, assets and liabilities, as well as the disclosures in the explanatory notes, on the base date of the financial statements, which are not easily obtained from other sources. The estimates and the respective assumptions are based on historical experience and other factors considered relevant. The estimates and underlying assumptions are revised on an ongoing basis. The effects of revisions made to accounting estimates are recognized in the period in which the estimates are revised, if the revision affects only that period, or also in later periods if the revision affects both the current period and future periods.

Although these estimates and assumptions are permanently monitored and reviewed by the Company Administration and its subsidiaries, the materialization in relation to the book value of income, expenses, assets and liabilities is inherently uncertain, due to its being based on judgment. Consequently, the Company may suffer effects arising out of the inaccuracy of these estimates and judgments that are substantial in future periods, that could have material adverse effects on the financial status, the result of activities and/or the cash flows.

Below, the main assumptions of the accounting estimates evaluated are presented as the most critical by the Administration of the Company and its subsidiaries, with respect to the future and other principal sources of uncertainty used which can lead to significant adjustments in financial values of assets and liabilities in the coming periods:

I.	Deferred tax assets and liabilities

Estimates of taxable income, the basis for the analysis of realization of net deferred tax assets, are based on the annual budgets and on the strategic plan, both reviewed periodically, as well as the profitability history. However, the future taxable income may be greater or less than the estimates considered by the Administration at the time of the definition of the need to record or not the amount of the deferred tax asset (see note 11).

II.	Provision for impairment of long-term assets

The Administration of the Company has considered assumptions and technical data in determining long-term asset recovery, to check if the fixed asset is not recorded in value that is higher than the recoverable value in the future, impairment should be recognized, depreciation by means of establishment of provision for losses. In this practice assumptions are applied, based on historical experience in asset management, together with the assets or cash-generating unit, and valuation practices usually used in the market. These assumptions may possible not be verified in the future, in particular in relation to the estimated economic useful life. Currently, the useful life adopted by the Company is in accordance with certain practices determined by the ANEEL, applicable on assets connected with the granting of the public electric power service, which may vary as a result of the periodic analysis of the economic useful life of assets, in effect. Additionally, the useful life is limited to the period of the concession only for operations within the scope of the ICPC 01/IFRIC 12.

Also they impact on determining the variables and assumptions used by the Administration of the Company and its subsidiaries in the determination of future discounted cash flows, for the purposes of recognition of the recoverable value of long-term assets, with various inherently uncertain events. Among these events are: the maintenance of electric power consumption levels; growth rate of economic activity in the country; and availability of water resources; beyond those inherent to the purpose of the periods of public electric power service concessions, in particular with regard to the value of their reversal at the end of the concession period. In this point, the assumption was adopted that the compensation is contractually provided, where applicable, through the new replacement value (VNR), for generation and transmission. These are the expected values of compensation at the end of the period of the electric power generation and, transmission concessions (see accounting practice in Note 3.11 and movement of supplies made in the period in Note 20). The most relevant was the discount rate used on cash flows, with the definition of a specific percentage for the generation segment, 7.00%. The rate used for Angra 3 considered specific characteristics of the nuclear segment, as well as assumptions related to financing, capital structure specific to the project and leveraged beta calculated upon assumptions used by ANEEL. The percentage used was 5.47%.

III.	Basis of determination of indemnification by the Federal Government on concessions

Law No. 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the basis for determining compensation by the power grantor in relation to public service concessions. The Company adopted, for the concessions still not extended, the assumption that the assets are reversible at the end of the concession contract. Following this assumption, for the concessions already extended, the values receivable from grantor, related to the Basic Grid of the Existing System – RBSE to investments made after the basic project of power plants and transmission lines (modernization and improvements) and thermal generation assets. These values are subject to approval by the ANEEL as disclosed in Note 2.1. The Company adopted the new replacement value (VNR), as a way of measuring the value to be indemnified by the Concession Grantor, of the portion of generation and transmission assets not fully depreciated at the end of the concession. For distribution assets the Regulatory Basis of Remuneration - BRR was defined for this measurement.

IV.	Useful life of fixed assets

The Administration of the Company uses the criteria defined in ANEEL resolution 367, of June 2, 2009, in determining the estimated useful life of fixed assets, limited to the period of concession for the operations that are under the scope of ICPC 01/IFRIC 12, in order to understand that they present fairly the useful life (see Note 17).

V.	Provision for assets decommission

The Company recognizes a provision for decommissioning liabilities in relation to deactivation of assets related to its thermonuclear plants. To determine the value of the provision, assumptions and estimates are made in relation to discount rates, the estimated cost for decommissioning costs and removal of the entire local power plant and at the time expected in relation to the referred costs (see Note 32). The cost estimate is based on the legal and environmental requirements for the decommissioning costs and removal of the entire plant as well as the prices of products and services to be used at the end of its useful life.

VI.	Actuarial obligations

The actuarial obligations recorded are determined by actuarial calculations prepared by independent actuaries based on life expectancy of the participant (Table AT-2000), average age of retirement and inflation. However, the future actual results of benefits may be different from those existing and recorded in the accounting (see Note 30).

VII.	Provision for labor, tax and civil risks

Provisions for labor, tax and civil risks, when applicable, are incorporated for the risks with an expectation of probable loss, based on the evaluation of the Administration and of the internal and external legal advisors of the Company. The values provisioned are recorded on the basis of the estimates of the costs of outcomes of these contingencies. Contingent risks with a possible loss expectancy are disclosed by the Administration, with a provision not being constituted. This evaluation is supported by the judgment of the Administration, along with its legal advisors, considering the case law, decisions in initial and higher court instances, the history of any agreements and decisions, the experience of the Administration and of the legal advisors, as well as other applicable aspects. (See Note 31).

VIII.	Allowance for doubtful accounts - ADA

The Company records a provision concerning accounts receivable and loans granted that the Management believes there is uncertainty in relation to receipt. The ADA for clients is created based on amounts receivable from the residential consumer class and overdue for more than 90 days, from the commercial class and overdue more than 180 days, and from the industrial, rural, government, public illumination and public service classes overdue for more than 360 days. It also considers an individual analysis of securities receivable and each consumer’s balance, based on the Management’s experience regarding effective losses in the stock of real guarantees.

The ADA on loans granted is created based on amounts receivable and overdue. This ADA is reversed whenever a debt is settled or renegotiated.

IX.	Evaluation of financial instruments

As described in Note 44, the Administration of the Company uses valuation techniques that include information that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 44 presents information about the main assumptions used in determining the fair value of financial instruments, as well as the analysis of the sensitivity of these assumptions. The Administration of the Company and its subsidiaries believes that the selected evaluation techniques and assumptions used are suitable to determine the fair value of the financial instruments.

X.	Onerous Contracts

The Company and the subsidiaries use assumptions related to economic costs and benefits of each contract for the determination of the existence or not of an onerous contract. In the case of long-term commitments such as purchase and sale of energy, one of the critical estimates in determining the amount of provision for the future sale of the contract is the Price of Settlement of Differences (PLD) the historical average approved by the Administration of the Company as a basis for the calculation of the provision of the onerous contract, exclusively for accounting purposes, as well as the discount rate used for the cash flows. The actual values of the PLD and/or of elements considered within the discount rate over the years can be higher or lower than the assumptions used by the Company. Additionally, the Company may have onerous contracts in concessions where the current expected cost for operation and maintenance is not fully covered by revenues (see Note 34).

XI.	Risks related to compliance with laws and regulations

Car Wash Operation

In 2014 the so-called “Car Wash Operation” was initiated, which according to public information, investigates the existence, of a supposed corruption scheme involving companies responsible especially for projects in Brazil’s infrastructure sector.

Due to the news published by the press in 2015 related to such Operation involving companies that also provide services to the subsidiary Eletrobras Termonuclear S.A. - Eletronuclear (“Eletronuclear”) (UTN Angra 3), and some specific purpose companies where Eletrobras or its subsidiaries appear as shareholder, 3 (three) commissions were organized at Eletrobras to verify the contracting processes of the companies in question. Considering the limitations of the work methods of these Commissions, the Board of Directors of Eletrobras decided to hire an independent law firm with the required expertise to conduct an independent investigation, aiming to evaluate the eventual existence of irregularities that violate the Foreign Corruption Practice Act (FCPA), the Brazilian anti-corruption Law and/or the code of ethics of Eletrobras in certain enterprises. The law firm Hogan Lovells was hired on June 10, 2015 for this purpose.

This independent investigation was supervised by an Independent Commission for Investigation Management whose creation was approved by the Board of Directors of Eletrobras on July 31, 2015, for the purpose of ensuring the independence of the work performed by the firm Hogan Lovells. The members of the Commission are Dra. Ellen Gracie Northfleet, retired judge of the Federal Supreme Court, Dr. Durval José Soledade Santos, former director of the Comissão de Valores Mobiliários, and Dr. Manoel Jeremias Leite Caldas, a minority shareholders representative.

Also regarding the Car Wash Operation, it is important to note that on April 29, 2015, due to news concerning the alleged corruption scheme, the then President of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva, requested a leave from his position and on August 4, 2015, he resigned from that position. Mr. Othon Luiz Pinheiro da Silva currently appears as defendant in a criminal lawsuit where Eletrobras requested to appear as assistant for the prosecution.

Regarding construction of Usina Angra 3, it is important to say that Eletronuclear has suspended the electromechanic assembly contracts and construction work contracts. The ANGRAMON consortium has filed a claim requesting termination of it´s contract. The preliminary injunction was not granted, and a final decision has not been issued yet.

Due to news mentioning the alleged involvement of the executive officer of Eletrobras Eletronorte, Mr. Adhemar Palocci and the executive officer of Eletrobras, Mr. Valter Luiz Cardeal, in the perpetration of alleged illegal acts related to the Car Wash Operation, on July 31, 2015, they both requested a leave from their positions as executive officers at Eletronorte and Eletrobras, respectively, and on August 5, 2015, Mr. Valter Luiz Cardeal requested leave from his position as member of the Board of Directors of CGTEE, Amazonas GT and Eletrosul. Mr. Adhemar Palocci and Mr. Valter Luiz Cardeal are still on leave.

To the extent that the investigation procedures carried out by the firm Hogan Lovells evolve and, is there are findings and relevant information and data sufficient for the Company to determine, under the terms in Brazilian and North-American legislation, eventual impacts on its Financial Statements, the appropriate legal and regulatory treatment will be applied

Currently, as the investigation is still ongoing, it is not possible to identify and reflect eventual impacts, if any, related to these matters on these Financial Statements.

Filing of Form 20-F:

Since the the investigation procedures have not yet been completed, as described above, Eletrobras could not file Form 20-F on time for the year ended at December 31, 2014, and the New York Stock Exchange has granted an extension until May 18, 2016 for the Company to proceed with such filing. The filing of the 20-F Form is one of the governance requirements to keep Eletrobras’ stocks listed on this Stock Exchange.

NOTE 5 - CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
I - Cash and cash equivalents:
Cash and Banks	343,613	10,236	656,505	251,031
Financial applications	348,106	77,958	737,468	1,156,047

	691,719	88,194	1,393,973	1,407,078
II - Restricted cash:
CCC Funds	346,874	355,095	346,874	355,095
Trade - Itaipu	47,082	729,560	47,082	729,560
Trade - PROINFA	232,785	585,201	232,785	585,201
RGR Funds	20,692	73,669	20,692	73,669

	647,433	1,743,525	647,433	1,743,525

	1,339,152	1,831,719	2,041,406	3,150,603

The financial resources are maintained in the Banco do Brasil S.A., in accordance with the specific legislation for Mixed-Capital Companies under the control of the Federal Government, issued in Decree Law No. 1,290 of December 3, 1973, with amendments arising from Resolution 4,034, of November 30, 2001, the Central Bank of Brazil, which established new mechanisms for the applications of the companies that are members of the Indirect Federal Administration.

Financial applications for immediate liquidity are found in financial-extra-market investment funds, which have as a goal profitability in relation to the average referential rate of the Special System of Liquidation and Custody – SELIC, for the acronym in Portuguese.

Restricted cash – Are the resources collected by the respective funds that are used exclusively to meet their own regulatory provisions, and are not available to the Company.

NOTE 6  MARKETABLE SECURITIES

By means of Resolution No. 3.284, of May 25, 2005 by the Central Bank of Brazil, it was established that the applications arising from resources of public enterprises and mixed-capital companies, that are members of the Indirect Federal Administration, can only be made in the off-market sector investment funds managed by Caixa Economica Federal and Banco do Brasil S.A., after the Company and its subsidiaries apply their resources in off-market Funds backed by public securities with substantially long-term maturity, which include both the enterprise investment program in the short term and the maintenance of the Company’s operating cash.

In relation to shares, the adjustment is made to present value. Investment certificates resulting from tax incentives of the Fundo de Investimento do Nordeste - FINOR and the Fundo de Investimentos da Amazônia – FINAM, for the acronym in Portuguese, are adjusted by provisions for losses on their realization and therefore are liquid.

The details of the securities are as follows:

PARENT COMPANY

CURRENT

Securities	Custodian Financing Agent	Expiration	Index	12/31/2015	12/31/2014
LTN	Banco do Brasil	After 90 days	Pre-fixed	2,740,281	332,211
LTN	CEF	After 90 days	Pre-fixed	214,210	13,315
NTN- B	Banco do Brasil	After 90 days	IPCA	275,094	-
NTN- F	Banco do Brasil	After 90 days	Pre-fixed	188,273	34,841
Committed Options	Banco do Brasil	-	-	-	41,104
Committed Options	CEF	-	-	36,668	347

TOTAL CURRENT				3,454,526	421,817

NON-CURRENT
Securities	12/31/2015	12/31/2014

FINOR/FINAM	916	1,240
BENEFICIARIES	190,847	203,425

TOTAL NON-CURRENT	191,763	204,665

CONSOLIDATED

CURRENT

Securities	Custodian Financing Agent	Expiration	Index	12/31/2015	12/31/2014
LFT	Banco do Brasil	After 90 days	SELIC	195,368	310,652
LTN	Banco do Brasil	After 90 days	Pre-fixed	4,691,729	1,879,832
LTN	CEF	After 90 days	Pre-fixed	214,210	13,315
NTN- B	Banco do Brasil	After 90 days	IPCA	467,735	182,029
NTN- F	Banco do Brasil	After 90 days	Pre-fixed	191,693	51,008
Committed Options	Banco do Brasil	-	-	-	1,160,926
Committed Options	CEF	-	-	1,082,039	132,583

TOTAL CURRENT				6,842,774	3,730,345

NON-CURRENT

Securities	Custodian Financing Agent	Expiration	Index	12/31/2015	12/31/2014
NTN- B	Banco do Brasil	After 90 days	IPCA	405	352
FINOR/FINAM	-	-	-	916	1,240
BENEFICIARIES	-	-	-	190,847	203,425
OTHERS	-	-	-	2,822	19,717

TOTAL NON-CURRENT				194,990	224,734

6.1. BENEFICIARY SHARES - Securities acquired as a result of the restructuring of the Company’s investment in the subsidiary INVESTCO S.A.. These assets guarantee annual income equivalent to 10% of the income of the companies mentioned below, paid together with dividends, and will be redeemed at maturity scheduled for October 2032, through their conversion into preferred shares of the capital stock of these companies, as shown below:

	PARENT COMPANY AND CONSOLIDATED
	12/31/2015	12/31/2014
Lajeado Energia	451,375	451,375
Paulista Lajeado	49,975	49,975
Ceb Lajeado	151,225	151,225

Face value	652,575	652,575

Adjustment to present value	(461,728)	(449,150)

Present value	190,847	203,425

NOTE 7 – ACCOUNTS RECEIVABLES

	CONSOLIDATED
	12/31/2015					12/31/2014
CURRENT	Coming due	Due after 90 days	+ 90 days	Renegotiated credits (b)	Total	Total
AES ELETROPAULO	18,072	-	-	-	18,072	54,004
AES SUL	24,294	-	-	-	24,294	35,904
AMPLA	26,661	-	-	-	26,661	28,902
ANDE					-
CEA	9,271	9,782	-	225,514	244,567	202,735
CEB	5,366	454	-	-	5,820	10,370
CEEE	29,908	-	-	-	29,908	42,767
CELESC	44,085	-	-	-	44,085	41,932
CELPA	39,191	-	8,210	18,891	66,292	69,552
CELPE	22,508	-	60	-	22,568	26,046
CEMAR	23,803	-	-	-	23,803	24,630
CEMIG	37,797	-	-	-	37,797	50,591
CESP	6,428	-	-	-	6,428	2,882
COELBA	36,008	-	59	-	36,067	32,813
COELCE	30,935	-	-	-	30,935	31,450
COPEL	67,248	-	-	-	67,248	107,239
CPFL	14,082	-	165	-	14,247	42,427
EBE	7,968	-	-	-	7,968	9,035
ELEKTRO	42,180	-	-	-	42,180	56,250
ENERGISA	24,451	4,495	58,552	-	87,498	17,832
ENERSUL	14,767	-	1,601	-	16,368	18,493
ESCELSA	17,457	-	60	-	17,517	22,231
LIGHT	55,856	-	122	-	55,978	56,731
PIRATININGA	3,215	-	54	-	3,269	6,244
RGE	27,095	-	1	-	27,096	15,925
Debt Rollover	-	-	-	22,840	22,840	22,076
CCEE Trade	126,415	292,605	20,458	-	439,478	60,366
Use of Electric Grid	211,521	3,648	36,172	-	251,341	412,377
PROINFA (a)	379,214	-	-	-	379,214	399,132
Household consumer	266,504	313,916	120,646	113,311	814,377	843,953
Industrial consumer	317,729	43,641	183,214	94,062	638,646	608,273
Rural consumer	27,495	22,520	16,587	38,022	104,625	185,909
Commerce, services, and other activities	196,370	82,103	60,768	75,289	414,529	371,712
Public entities	118,925	78,999	236,844	60,918	495,686	794,810
Others	712,777	31,030	124,478	41,258	909,544	879,372
(-) PCLD (Doubtful Accounts) (c)	(24,417)	(137,127)	(1,013,837)	(114,064)	(1,289,445)	(1,157,749)

	2,961,180	746,067	(145,787)	576,041	4,137,501	4,427,216
NON-CURRENT
CELG	-	-	-	-	-	-
CEB	-	-	14,111	-	14,111	-
CELPA	-	-	-	19,317	19,317	35,911
CEA					-	-
CCEE Trade	-	-	293,560	-	293,560	293,560
Use of Electric Grid	-	-	6,276	-	6,276	6,276
PROINFA (a)	-	-	125,383	-	125,383	174,324
Debt Rollover	-	-	-	489,556	489,556	930,380
Public entities	-	-	-	290,965	290,965	426,847
Household consumer	-	-	-	50,220	50,220	44,331
Industrial consumer	-	-	-	49,584	49,584	41,400
Rural consumer	-	-	-	65,673	65,673	60,196
Commerce, services, and other activities	-	-	-	175,812	175,812	192,403
Others	-	-	30,030	653,173	683,203	39,890
(-) PCLD (Doubtful Accounts) (c)	-	-	(326,699)	(103,504)	(430,203)	(502,014)

	-	-	142,661	1,690,796	1,833,457	1,743,504

	2,961,180	746,067	(3,126)	2,266,837	5,970,958	6,170,720

(a)   Eletricity Trading -PROINFA

Electric energy trading operations under the Incentive Program for Alternative Energy Sources - PROINFA generated a negative net balance in fiscal 2015 of R$ 355,526 (December 31, 2014 - positive in R$ 72,113), producing no effect on net income or loss for the financial year of the Company, and this figure is included under the item Compensation Obligations. In the balance of reseller consumers is recorded the amount of R$ 504,597 from PROINFA referring to the Parent Company (December 31, 2014 - R$ 573,456).

(b)  Renegotiated credits

Are the amounts resulting from consolidating payments of debts on overdue energy supply accounts from consumers in default, or which are coming due, charged in energy bills.

Renegotiated credits from debt rollover are from a credit assignment contract between the Union and the subsidiaries Furnas and Eletrosul, in accordance with the Public Sector Finance Consolidation Program (Law no. 8,727, of November 5, 1993). The Union assumed, refinanced and rescheduled the debt into 240 payments, which matured starting in April of 1994. If any amounts are outstanding after a 20-year term the payments will be extended for another 120 months, since the Union only passes on funds received from the states, which in turn are limited by law due to revenue commitment. These represent R$ 512,396 as of December 31, 2015 (R$ 952,456 as of December 31, 2014).

(c)  Allowance for doubtful accounts - PCLD

The subsidiaries constitute and maintain provisions, from analysis of constant values of accounts receivable due and from the loss history, for which the amount is regarded by the Administration as sufficient to cover possible losses in the realization of these assets.

Subsidiaries that act in the Distribution sector use the following provision criteria:

Relevant Debts – Clients connected in High Tension

The provision includes values corresponding to (due) invoices of clients with due debts as they meet the following due scale, including the Non-Invoiced Income. This is the provision table:

CONSUMPTION CLASS	PROVISIONING PERIOD
Household	60 days
Industrial	180 days
Commercial, Rural	90 days
Public Entities	150 days
Public Service	120 days
Supply, Free Consumer, and PIE	60 days

Non-relevant Debts

Clients connected to Low Tension: The provision includes values corresponding to (due) invoices of clients with due debts as they meet the following due scale:

CONSUMPTION CLASS	PROVISIONING PERIOD
Household	90 days
Industrial, Rural, Public Entities and Public Service	180 days
Commercial and Public Lighting	150 days

Installment Payment of Doubtful Accounts

Installment Payment of Doubtful Accounts includes the sum of the balance that is due and will be due, including interest, which values have been included in the provision of due amounts prior to the installment payment, when the full adjustment in installment was unsecured and compliant with the following criteria:

Number of Installments	Provision or Reversal of Private Classes	Provision of Reversal of Public Classes
Up to 36	Actual payment of 5 installments	4 installments invoiced, due and not paid
From 37 to 60	Actual payment of 5 installments	4 installments invoiced, due and not paid
More than 60	Actual payment of 6 installments	6 installments invoiced, due and not paid

The ADA balance is comprised as follows:

	CONSOLIDATED
	12/31/2015	12/31/2014

Consumers	609,403	651,875
Resellers	816,685	714,328
CCEE - Short term energy	293,560	293,560

	1,719,648	1,659,763

The subsidiary Furnas maintains a provision, constituted in 2007, amounting to R$ 293,560. This provision represents historical values relating to the marketing of energy within the framework of the now defunct Wholesale Energy Market - MAE, for the period from September 2000 to September 2002, whose financial settlement is suspended, on the basis of concession of injunctions in lawsuits proposed by electrical power distribution utilities, against the ANEEL and the MAE, today the CCEE.

The movements in the Allowance for doubtful Accounts of consolidated electric power customer accounts are as follows:

CONSOLIDATED

Balance on December 31, 2013	1,916,808

(+) Constitution	559,141
( - ) Reversal	(475,221)
( - ) Write off	(340,965)

Balance on December 31, 2014	1,659,763

(+) Constitution	832,632
( - ) Reversal	(286,629)
( - ) Write off	(486,118)

Balance on December 31, 2015	1,719,648

The Constitution and the reversal of the Allowance for doubtful Accounts are recorded in income or loss for the financial year as Operational Provisions (Note 42). The amounts recognized as the Allowance for doubtful Accounts are recognized as a definitive loss when there is no more expectation of recovery of resources.

The principal constitutions of the provision during the period occurred in the subsidiaries Furnas in the amount of R$ 137,507 and Boa Vista in the amount of R$ 197,353.

For tax purposes, any excess provision calculated, in relation to the terms of Articles 9 and 10 of Law No. 9,430/1996, were added to Actual Income and to the taxable base for the Social Contribution on Net Income – CSLL, for the acronym in Portuguese.

NOTE 8 – INDEMNIFICATIONS - LAW 12,783/2013

When concessions were renewed, the subsidiaries, Eletronorte Eletrosul and Chesf opted for receipt of 50% of the value in cash and the remainder in installments, and the subsidiary Furnas opted for receiving the large part of the compensation in installments, pursuant to Ministerial Ordinance 580/MME/MF, of November 1, 2012.

As provided for in legislation, the installment value will be received in monthly installments up to the date of the original closure of the concession, updated by the IPCA, plus the remuneration for the weighted average cost of capital (WACC) of 5.59% per annum. The update is counted from December 4, 2012, the date of signature of the addendum to the concession contract.

The changes to values pertaining to the compensation receivable from the grantor in relation to Law No. 12,783/2013 is shown below:

	CONSOLIDATED
	12/31/2015	12/31/2014
Initial balance	3,738,295	5,496,179
Amounts received	(4,027,661)	(2,773,092)
Monetary adjustment	289,366	1,015,208

Final balance	-	3,738,295

Total CURRENT	-	3,738,295

	-	3,738,295

NOTE 9 - FINANCING AND LOANS

	12/31/2015

		PARENT COMPANY					CONSOLIDATED
		FEES CURRENT		PRINCIPAL				FEES CURRENT		PRINCIPAL
					NON						NON
	Avg. Rate	Value		CURRENT	CURRENT		Avg. Rate	Value		CURRENT	CURRENT

FURNAS	7.76	29,346		428,005	3,590,369	-	-	-		-	-
CHESF	5.02	174		13,602	17,188		-	-		-	-
ELETROSUL	9.53	35,971		147,653	1,957,886		-	-		-	-
ELETRONORTE	6.02	26,260		373,823	2,619,958		-	-		-	-
ELETRONUCLEAR	9.21	11,317		165,647	1,423,301		-	-		-	-
CGTEE	11.67	24,473		319,222	2,074,115		-	-		-	-
CEAL	13.78	2,622		307,221	856,905		-	-		-	-
CERON	13.09	1,092		131,367	607,023		-	-		-	-
CEPISA	12.28	26,855		543,082	654,379		-	-		-	-
ELETROACRE	12.97	-		80,467	202,548		-	-		-	-
BOA VISTA	12.11	177		17,194	37,048		-	-		-	-
AMAZONAS D	13.29	-		141,777	1,185,390		-	-		-	-
AMAZONAS GT	15.20	-		812,873	656,214		-	-		-	-

		158,287	-	3,481,933	15,882,324			-	-	-	-

ITAIPU	7.11	-		1,894,766	12,907,368	-	7.11	-		1,894,766	12,907,368
CEMIG	5.09	973		54,104	134,907		5.09	973		54,104	134,907
COPEL	6.39	471		35,102	50,744		6.39	471		35,102	50,744
CEEE	5.00	199		9,320	23,884		5.00	199		9,320	23,884
AES ELETROPAULO	10.00	338,017		10,561	-		10.00	338,017		10,561	-
CELPE	5.00	69		8,395	5,199		5.00	69		8,395	5,199
CELG	8.12	1,249		188,502	51,048		8.12	1,249		188,502	51,048
ENERGISA - MT	9.19	2,549		52,942	255,206		9.19	2,549		52,942	255,206
ENERGISA - TO	10.58	998		20,031	87,231		10.58	998		20,031	87,231
ENERGISA - MS	5.21	222		12,426	28,968		5.21	222		12,426	28,968
CELPA	5.00	70,479		248,059	274,415		5.00	70,479		248,059	274,415
CEMAR	2.12	1,080		69,842	205,017		2.12	1,080		69,842	205,017
CESP	5.09	123		5,569	15,056		5.09	123		5,569	15,056
COELCE	5.00	237		10,769	36,678		5.00	237		10,769	36,678
COSERN	5.00	23		2,161	2,499		5.00	23		2,161	2,499
COELBA	5.00	533		23,833	82,762		5.00	533		23,833	82,762
ESCELSA	5.00	206		12,593	28,609		5.00	206		12,593	28,609
GLOBAL	5.00	94,327		44,100	-		5.00	94,327		44,100	-
CELESC DISTRIB.	5.00	593		36,529	56,696		5.00	593		36,529	56,696
OTHERS		70,840		98,983	149,186			70,852		105,470	154,108
(-) PCLD		(163,607)		(77,440)	-			(163,607)		(77,440)	-

		419,581	-	2,761,147	14,395,473			419,593	-	2,767,633	14,400,394

		577,868	-	6,243,080	30,277,797			419,593	-	2,767,633	14,400,394

	12/31/2014
	PARENT COMPANY					CONSOLIDATED
		FEES CURRENT		PRINCIPAL			FEES CURRENT		PRINCIPAL
					NON					NON
	Avg. Rate	Value		CURRENT	CURRENT	Avg. Rate	Value		CURRENT	CURRENT

FURNAS	5.96	27,419		321,569	3,660,132	-	-		-	-
CHESF	5.02	247		15,260	28,177	-	-		-	-
ELETROSUL	6.23	12,723		104,876	1,807,906	-	-		-	-
ELETRONORTE	5.85	24,581		337,373	2,806,723	-	-		-	-
ELETRONUCLEAR	5.00	4,196		61,722	1,417,595	-	-		-	-
CGTEE	5.08	9,864		237,209	1,818,594	-	-		-	-
CEAL	8.05	4,205		250,665	692,604	-	-		-	-
BOA VISTA	7.79	88		7,905	36,543	-	-		-	-
CERON	8.54	810		90,104	605,576	-	-		-	-
CEPISA	7.71	731		330,198	690,460	-	-		-	-
ELETROACRE	8.26	1,065		32,353	201,731	-	-		-	-
AMAZONAS	7.60	284		646,274	1,517,902	-	-		-	-
CELG	6.64	562		18,502	66,675		-	-	-	-

		86,775		2,454,010	15,350,618		-		-	-

ITAIPU	7.11	-		1,584,773	10,071,923	7.11	-		1,584,773	10,071,923
CEMIG	5.07	1,343		74,126	184,709	5.07	1,343		74,126	184,709
COPEL	6.39	784		52,164	82,903	6.39	784		52,164	82,903
CEEE	5.00	311		12,009	32,191	5.00	311		12,009	32,191
AES ELETROPAULO	9.44	336,852		11,074	-	9.44	336,852		11,074	-
CELPE	5.00	117		10,185	12,729	5.00	117		10,185	12,729
CEMAT	5.00	2,512		44,669	306,419	5.00	2,512		44,669	306,419
CELTINS	5.00	932		21,044	105,701	5.00	932		21,044	105,701
ENERSUL	5.17	287		13,194	40,383	5.17	287		13,194	40,383
CELPA	5.00	70,869		204,048	295,882	5.00	70,869		204,048	295,882
CEMAR	2.92	1,420		55,030	273,621	2.92	1,420		55,030	273,621
CESP	5.09	153		5,571	20,208	5.09	153		5,571	20,208
COELCE	5.00	316		10,918	52,239	5.00	316		10,918	52,239
COSERN	5.00	34		2,289	4,532	5.00	34		2,289	4,532
COELBA	5.00	707		27,060	114,351	5.00	707		27,060	114,351
CER	8.76						-		-	-
ESCELSA	5.00	269		13,177	40,546	5.00	269		13,177	40,546
GLOBAL	5.00	82,695		44,100	-	5.00	82,695		44,100	-
CELESC DIST.	5.00	793		49,954	89,774	5.00	793		49,954	89,774
OTHERS	6.44	63,626		114,035	249,219	6.44	63,627		121,909	260,430
(-) PCLD		(144,429)		(80,864)	-		(144,429)		(80,864)	-

		419,590	-	2,268,554	11,977,331		419,591	-	2,276,428	11,988,542

		506,365	-	4,722,564	27,327,949		419,591	-	2,276,428	11,988,542

Financing and loans are made with the Company’s own resources, as well as sector resources and external resources obtained through international development agencies, financial institutions, and arising from the release of securities in the international financial market.

All financing and loans are backed by formal contracts signed with mutuals. The receipts from these securities, for the most part, are set out in monthly installments, repayable in an average period of 10 years, with the average interest rate being, weighted by the balance of the portfolio, 8.74% per annum.

Financing and loans conceded at controller, with a currency update clause, represent approximately 42% of the total portfolio (38% as of December 31, 2014). And those that project an update based on indices that represent domestic prices in Brazil have attained 58% of the balance of the portfolio (62% as of December 31, 2014).

The market values of these assets are close to their book values, because they are industry-specific operations and formed, in part, through resources of Sector Funds and which do not find similar conditions as an evaluation parameter for market values.

 The increase of the balance of receivables from loans in the fiscal year is due, mainly, to exchange variation on loans granted to Itaipu, arising out of the appreciation of dollar compared to real, when compared to the exchange rate in December 2015 and December 2014. Dollar had positive variation of 47%.

The long-term installments of loans and financing granted, based on cash flows provided for contractually, expire in variable installments, as shown below:

	2017	2018	2019	2020	2021	After 2021	Total
Parent Company	5,308,612	4,660,575	4,553,474	4,458,283	4,451,743	6,845,109	30,277,796
Consolidated	2,309,541	2,501,514	2,566,158	2,584,985	2,707,376	1,730,821	14,400,395

9.1. – AES Eletropaulo/CTEEP - Court Action

The Company has receivables with Eletropaulo Eletricidade de São Paulo S.A. related to an ongoing lawsuit between AES Eletropaulo and CTEEP.

On September 18, 2015, a partial report was published under the process filed against Eletropaulo, saying that Eletropaulo is responsible for the payment of amounts due arising out of unpaid financing on the respective due dates, with Eletrobras and not Companhia de Transmissão de Energia Elétrica Paulista (“CTEEP”).

Thus the Company shall have a credit of R$ 2,382,255 (R$ 2,355,584 as of December 31, 2014), and R$ 348,578 (R$ 347,926 as of December 31, 2014) already recognized in its assets, under loans and financing, corresponding to the part considered undisputed by the Company. The final recognition of full credit should occur when it is classified as almost certain.

9.2 - Allowance for doubtful Accounts - ADA

The Company recognizes provisions for doubtful accounts in the amount of R$ 241,047 (R$ 225,293 as of December 31, 2014) corresponding to the principal and to the service of the debt of borrowers in default.

This volume of provision is considered sufficient by the administration to cover possible losses on these assets, based on behavior analysis of the portfolio.

In the composition of the provision are the credits with Celpa, controlled by Equatorial Energia, amounting to R$ 14,194 (R$ 17,614 as of December 31, 2014). This provision was considered necessary considering the process of judicial reorganization of Celpa.

The movements in the ADA (Allowance for Doubtful Accounts) of the financing and loans of the Company are the following:

PARENT COMPANY
Balance on December 31, 2013	494,345

(+) Additional	49,985
(-) Reversal / write off	(319,037)

Balance on December 31, 2014	225,293

(+) Additional	19,367
(-) Reversal / write off	(3,613)

Balance on December 31, 2015	241,047

The creation and reversal of the ADA are recorded in income or loss for the financial year as Operational Provisions (see Note 42). The amounts recognized as the Allowance for doubtful Accounts are carried to the definitive losses (written down) when there is no more expectation of recovery of resources.

NOTE 10 - EQUITY INVESTMENT INCOME

The figures refer to dividends and interest on shareholders’ equity, net of Income Tax Withheld at the Source, when applicable, resulting from equity investments held by the Company.

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
CURRENT
Eletronorte	10,016	454,402	-	-
Lajeado Energia	76,325	94,810	76,325	94,810
CGTEE	73,035	64,479	-	-
CEMAR	22,911	20,754	22,911	20,754
Eletrosul	37,024	8,531	-	-
Eletropar	1,046	-	-	-
CTEEP	20	11,008	20	11,008
CEB Lajeado	16,767	14,606	16,767	14,606
Enerpeixe	-	-	34,686	26,059
Goiás Transmissão	-	-	23,857	20,051
Chapecoense	-	-	22,288	9,512
Transenergia Renovável	-	-	13,979	15,648
IE Madeira	-	-	27,589	14,917
Manaus Construtora	-	-	9,178	12,351
Transenergia São Paulo	-	-	4,275	15,934
MGE Transmissão	-	-	11,447	6,812
Serra do Facão	-	-	9,154	2,289
Baguari	-	-	2,462	7,294
Uirapuru	-	-	2,288	2,295
EAPSA	-	-	2,181	1,124
TSBE	-	-	-	2,660
Transudeste	-	-	1,033	1,033
Santa Vitória	-	-	-	1,163
Transirape	-	-	678	-
ETAU	-	-	257	39
Others	18,325	8,954	27,985	9,215

	255,468	677,544	309,360	289,574

As established by the Extraordinary Meeting of Eletronorte on October 30, 2015, there was a payment of the portion corresponding to 25% of the dividends declared by the subsidiary, which updated value, as to the date of this payment, was R$ 502,141,000.

NOTE 11 - RECOVERABLE TAXES AND INCOME TAX AND SOCIAL CONTRIBUTIONS - ASSETS

11.1. Tax credits

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Current Assets
Income tax - withheld	373,962	577,720	574,083	735,463
PIS/PASEP/COFINS payable	-	13,497	58,349	99,304
ICMS recoverable	-	-	40,538	31,084
Others	-	-	43,681	34,580

	373,962	591,217	716,651	900,431

Non-Current Assets
ICMS credits (a)	-	-	1,724,692	1,924,057
PIS/COFINS credits (a)	-	-	877,386	601,968
Prepaid taxes / Negative Balance of IRPJ and CSLL	-	-	-	-
Others	-	-	21,108	12,106

	-	-	2,623,186	2,538,131

(a) ICMS, PIS/PASEP and COFINS credits

The Company has recorded under non-current assets the sum of R$ 2,602,078 (R$ 2,526,025 as of December 31, 2014) for PIS, COFINS and ICMS credits. Of this sum, R$ 2,150,827 (R$ 1,924,3547 as of December 31, 2014) refer to taxes and contributions on the purchase of fuel from the subsidiary Amazonas.

According to Paragraph 8 of Law 12,111/2009, those taxes and contributions should be reimbursed to the CCC when paid, this maintains a liability in the same amount under the item Reimbursement Obligations (see Note 12).

(b) Unconstitutionality of the PIS/PASEP and COFINS taxes

The Supreme Court (STF) declared that paragraph 1 of Article 3 of Law No. 9,718/98 is unconstitutional, which had expanded the taxable base for the PIS/PASEP and COFINS, and repurposed that tax collection at the time. Those taxes had been changed to include all revenue earned by a legal entity, regardless of the type of activity performed and the accounting classification used. There was no constitutional support for that device, and a constitutional amendment was later approved.

Based on the National Tax Code (CTN, for the acronym in Portuguese), companies in the Eletrobras System are seeking recognition of their right to credit and reimbursement of the sums overpaid due the unconstitutionality of expanding the taxable base for those contributions. When these Financial Statements were concluded, there had been no final decision on the matter.

Therefore, the Eletrobras System companies have potential tax credits from the PIS/PASEP and COFINS, which is being determined, and therefore is not recognized in these Financial Statements, since the mentioned declaration of unconstitutionality only benefits the claimant companies in the extraordinary appeals judged.

11.2. Income tax and social contributions

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Current Assets:

Prepaid taxes / Negative Balance of IRPJ and CSLL	928,743	374,504	1,475,598	762,726

Non-current assets:
Negative Balance IRPJ and CSLL	1,645,382	1,464,148	1,645,382	1,464,148
Deferred IRPJ/CSLL	-	-	1,422,209	1,003,483

	1,645,382	1,464,148	3,067,591	2,467,631

Non-current liabilities:

Deferred IRPJ/CSLL	733,289	291,878	1,003,796	569,380

11.3. Composition of deferred income tax and social contributions

	12/31/2015			12/31/2014
	Asset	Liabilities	Net effect assets (liabilities)	Asset	Liabilities	Net effect assets (liabilities)
Eletronorte	1,529,640	(219,692)	1,309,948	1,204,951	(201,468)	1,003,483

	1,529,640	(219,692)	1,309,948	1,204,951	(201,468)	1,003,483
Eletrobras	-	(733,289)	(733,289)	63,051	(354,929)	(291,878)
Eletrosul	457,629	(345,368)	112,261	271,534	(300,598)	(29,064)
Furnas	258,709	(453,084)	(194,375)	373,272	(373,272)	-
Chesf	-	(65,070)	(65,070)	-	(199,523)	(199,523)
Eletropar	-	(11,062)	(11,062)	-	(11,428)	(11,428)
Celg-D	-	-	-	152,668	(190,155)	(37,487)

	716,338	(1,607,873)	(891,535)	860,525	(1,429,905)	(569,380)

	PARENT COMPANY		CONSOLIDATED

	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Deferred asset taxes:
Liabilities Exchange Variation	-	1,322	-	1,322
Provision for interest on equity	-	-	-	-
Provision for contingencies	-	36,186	68,066	131,022
Allowance for doubtful accounts	-	3,967	56,047	196,971
Provision for adjustments on market value	-	4,500	-	4,500
Operational provisions	-	-	407,319	212,505
Expenses Studies and Projects / AVP	-	7,774	-	214,470
Provision for unreceived tax credits	-	-	74,700	-
Tax credit without fiscal loss and negative base	-	9,302	1,532,766	1,233,312
Others	-	-	107,080	71,374

Total assets	-	63,051	2,245,978	2,065,475

Deferred liability taxes:
Asset Exchange Variations	416,810	-	416,810	-
Financial instruments available for sale	316,479	354,929	316,479	354,929
Accelerated depreciation	-	-	81,255	53,187
Income from renegotiated updated energy credits	-	-	221,871	184,890
Expenses Studies and Projects / AVP	-	-	488,425	553,659
Provision for unreceived tax credits	-	-	-	-
Tax debt	-	-	258,709	373,272
Others	-	-	44,016	111,436

Total Liabilities	733,289	354,929	1,827,565	1,631,373

In 2015, the parent company has offset the amount of R$ 63,051 referring to Deferred Tax Assets due to the lack of expectations for the realization of these values.

11.4. Income tax and social contributions recognized in other comprehensive income

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Deferred Taxes
Originated from income and expenses recognized in other comprehensive income
Adjustment for actuarial gains and losses	-	-	-	(404,332)
Remeasurement of the fair value of hedge instruments employed for hedging cash flow	-	-	-	309
Remeasurement of the fair value of financial instruments available for sale	38,502	(26,482)	37,228	(24,855)
Remeasurement of defined benefit plans
Participation in the comprehensive income of subsidiaries	-	-	1,274	402,396

Total income tax and social contributions recognized in other comprehensive income	38,502	(26,482)	38,502	(26,482)

NOTE 12 – REIMBURSEMENT RIGHTS AND OBLIGATIONS

	CONSOLIDATED
Compensation rights	12/31/2015	12/31/2014

CURRENT ASSETS
CCC of isolated systems (a)	2,118,184	3,052,898
Nuclear energy	-	238,381
CDE reimbursement (b)	147,058	382,360

	2,265,242	3,673,639

NON-CURRENT ASSETS
CCC of isolated systems (a)	8,238,140	6,109,507
Nuclear energy	-	19,916

	8,238,140	6,129,423

Compensation obligations

CURRENT LIABILITIES
CCC of isolated systems (a)	19,423	11,238
PROINFA	299,632	655,158
CDE reimbursement (b)	77,153	36,332

	396,208	702,728

NON-CURRENT LIABILITIES
CCC of Isolated Systems (a)	2,483,378	2,529,893

	2,483,378	2,529,893

a)  Fuel consumption account (CCC) of isolated systems

With the advent of the Law 12,111/2009 and of Decree 7,246/2010, the method of subsidy for power generation in isolated systems was changed. The subsidy for the CCC which until then only subsidized fuel costs, shall reimburse the difference between the total cost of generation of electricity and the value of the corresponding quantity of electric power for the average cost of power and energy sold in the Regulated Contracting Environment - ACR, of the National Interconnected System – NIS, for the acronym in Portuguese.

In the total cost of electric power generation in isolated systems are included the costs relating to:

●	energy and associated power contracting;
●	generation itself for the distribution of electricity;
●	charges and taxes;
●	investments made; and
●	purchase of fuel.

This includes, also, in the total cost of generating the remaining costs associated with the provision of the service of electric energy in remote regions of isolated systems, characterized by a great dispersion of consumers and the absence of economies of scale.

The fuel consumption account of isolated systems refers to amounts receivable and received of the CCC in the respective periods. The Company has a receivable of R$ 10,356,324 (R$ 9,162,405 as of December 31, 2014) and a liability of R$ 2,502,801 (R$ 2,541,131 as of December 31, 2014) for compensation obligations.

After the enactment of Law No. 12,783, Eletrobras no longer has the obligation to make contributions to the CCC Account. Despite this, the CCC Account has not been eliminated. Available balances will continue to be distributed to generation and distribution companies which incurred additional expenses as a result of the use of thermoelectric plants in case of unfavorable hydroelectric conditions. In order to ensure the continued viability of the CCC Account, Law No. 12,783 permits transfers to be made between the Energy Development Account (CDE) and the CCC Account.

b)  CDE Reimbursement

Law No. 12,783/13, Decree No. 7,945/13 as amended by Decree No. 8,203/14 and the subsequent Decree No. 8,221/14, promoted some amendments on the contracting of energy and the objectives under the sector responsibility of the Energy Development Account – CDE, and also instituted (i) the transfer of resources from the CDE to concessionaires for the distribution costs of hydroelectric risks, involuntary exhibit, ESS - Energy Security and CVA ESS and Energy for the period 2013 to January 2014 and (ii) the transfer through the Electric Energy Trading Chamber (CCEE) to concession holders of the distribution of costs related to involuntary exposure and the order of thermoelectric plants from February, 2014.

The effects of these items were recorded as a cost reduction in relation to electric power purchased for resale (note 41) offsetting the compensation rights - CDE/CCEE reimbursement, in accordance with CPC 07/IAS 20 - Subsidy and Government Assistance.

NOTE 13 - NUCLEAR FUEL INVENTORY

The composition of the inventory of long-term nuclear fuel intended for the operation of UTN Angra I and UTN Angra II is presented bellow:

	CONSOLIDATED
	12/31/2015	12/31/2014
CURRENT
Finished elements	402,453	340,319

	402,453	340,319
NON-CURRENT
Finished elements	441,223	296,269
Uranium concentrate	7,723	130,396
In progress - nuclear fuel	129,479	234,824

	578,425	661,489

	980,878	1,001,808

Inventories are stated at cost or net realizable value, whichever is less, broken down as follows:

a)	Uranium concentrate and ongoing services (for the transformation of the uranium concentrate into nuclear fuel elements) are recorded by their cost of acquisition;

b)

Nuclear fuel elements – are available in the core of the reactor and the Used Fuel Pool inventory - PCU, being allocated to income or loss for the financial year on the basis of their use in the electric power generation process.

NOTE 14 - ADVANCES FOR FUTURE CAPITAL INCREASE

The Company and its subsidiaries present in non-current assets, values corresponding to advances for future capital increase in the following investments:

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Subsidiaries
Furnas	43,649	38,530	44,099	18,075
Chesf	-	-	348,887	590,015
Eletrosul	-	63,976	781,467	503,987
Eletronorte	-	12,984	37,079	24,556
CGTEE	120,505	18,391	-	-
Ceal	8,307	8,307	-	-
Cepisa	-	16,416	-	-
Eletroacre	12,787	12,787	-	-

	185,248	171,391	1,211,532	1,136,633

Other Investments	4,245	4,245	4,000	4,000

Total:	189,493	175,636	1,215,532	1,140,633

The figures presented in the consolidated statement refer to advances for future capital increase made by the subsidiaries into the SPEs, notably the AFACs into Transmissora Sul Litorânea de Energia S.A.), for R$ 84,847; into Chuí Holding S.A. for R$ 431,913; and into Livramento Holding S.A., for R$ 173,860; and Into TDG – Transmissora Delmiro Gouveia S.A., for R$ 101,000. These AFACs were made to enable the ventures.

NOTE 15 – HYDROLOGICAL RISK

In 2014 and 2015, the country has faced adverse hydrological conditions, which has given rise to a series of consequences to the electrical sector. Specifically, for generators that are part of the Mechanism to Reallocate Power – MRE, the low level of power generation at hydraulic plants at levels lower than the MRE Physical Guarantee has caused a reduction to the adjustment factor of MRE or the Generation Scaling Factor – GSF.

This reduction has direct effects on the delivery of power for compliance with supply agreements, due to the lack of power, generation companies have been exposed to the Difference Liquidation Price – PLD in the Short Term Market to be able to comply with their contracts, with negative financial and economic effects.

Law No. 13,203, dated December 8, 2015, sets forth, among other terms, the conditions to adjust the hydrological risk of power generation to the agents that are part of the Mechanism to Reallocate Power – MRE. According to the terms in Article 1 of this law, the hydrological risk may be adjusted, provided that upon agreement by ANEEL, and with retroactive effects starting on January 1, 2015, upon counterpart by the energy generation players.

Under the terms of the Law, by means of Normative Resolution No. 684, dated December 11, 2015, ANEEL established the criteria and other conditions applicable to such adjustment.

According to criteria and terms defined in the rule, the SFF (Office of Financial Supervision of ANEEL) understands that companies interested in the adjustment are fully able to qualify the eligible energy amounts, for ACR as well as ACL. Note that not only information of amounts is known by the companies, and as the decision for the adjustment is made by its managers, the Regulating Entity is responsible solely for approving the amounts. Once information submitted by adhering companies is consistent with assumptions set forth by the legislation, the regulating entity would not determine approval of the adjustment at its sole discretion. The GSF corresponding to 2015 was recalculated, resulting in an amount that will be compensated with risk premiums calculated by subsidiaries that choose to adhere to the adjustment – Eletronorte, Eletrosul, Furnas and Amazonas GT.

Law No. 13,203/2015 expressly sets forth that the effects of such adjustment should be applied starting on January 1, 2015 and, as such, financial statements for 2015, in order to reflect the reality of facts that occurred in that year should reflect the effects of the adjustment. The elements are: a) the amounts are submitted to ANEEL by the company; ii) the rule defining the criteria is known and was approved in 2015, producing effects starting in January 1, 2015; iii) the decision for the adjustment is made by the company management, and the regulating entity is not approving it at its own discretion; and iv) upon compliance with criteria defined by the rule, ANEEL shall be responsible solely for confirming data submitted by the companies, and the consequent approval.

The composition of amounts accounted in 2015 due to the adjustment of the hydrological risk, refers to contracts executed under the Regulated Contracting Scenario – ACR, is as follows:

CONSOLIDATED
12/31/2015
UHE Tucuruí	312,414
UHE Serra da Mesa	189,367
UHE Mascarenhas de Moraes	79,076
UHE Itumbiara	67,487
UHE Simplício	54,371
UHE Batalha	25,939
UHE Balbina	24,928
UHE Mauá	14,968
UHE Manso	13,813
UHE Passo São João	5,918
UHE São Domingos	5,708

793,990

Total Current Assets	195,830
Total Non-current Assets	598,160

TOTAL	793,991

NOTE 16 – INVESTMENTS

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Evaluated by the Equity Method
a) Subsidiaries
Eletronorte	11,912,412	13,158,185	-	-
Furnas	10,171,122	10,327,900	-	-
Chesf	8,811,169	9,483,869	-	-
Eletrosul	4,385,308	5,262,369	-	-
Eletronuclear	-	4,792,158	-	-
Eletropar	120,338	117,951	-	-
Distribuidora Acre	-	53,100	-	-
Distribuidora Rondônia	-	104,066	-	-
Celg-D	-	108,872	-	-

	35,400,349	43,408,470	-	-
b) Affiliates

CEEE-GT	448,274	449,336	448,274	449,336
EMAE	296,828	265,552	307,195	275,214
CTEEP	924,185	927,814	942,732	946,187
CEMAR	653,419	554,817	653,419	554,817
Lajeado Energia	219,173	206,282	219,173	206,282
CEB Lajeado	80,353	71,723	80,353	71,723
CEEE-D	-	7,476	-	7,476
Paulista Lajeado	23,507	18,119	23,507	18,119
Energisa MT	385,318	376,031	385,318	376,031
Energética Águas da Pedra S.A.	-	-	208,795	184,632

	3,031,057	2,877,150	3,268,766	3,089,817

c) Jointly-controlled subsidiary

Inambari	115	164	115	164
Mangue Seco II	16,889	16,726	16,889	16,726
CHC	98,514	79,081	98,514	79,081
Norte Energia	1,039,632	802,964	3,469,789	2,676,578
Rouar	111,775	70,044	111,775	70,044
ESBR Participações S.A.	-	-	2,807,626	2,907,364
Madeira Energia S.A.	-	-	2,896,068	2,724,068
Norte Brasil Transmissora de Energia S.A.	-	-	887,528	842,103
Interligação Elétrica do Madeira S.A.	-	-	912,098	822,342
Enerpeixe S.A.	-	-	561,282	555,860
Empresa de Energia São Manoel Total	-	-	103,314	(594)
Manaus Transmissora de Energia S.A.	-	-	621,873	547,784
Teles Pires Participações	-	-	662,564	496,425
Belo Monte Transmissora de Energia Total	-	-	391,058	12,081
Chapecoense Generation S.A.	-	-	415,501	364,522
Transmissora Sul Brasileira de Energia S.A.	-	-	270,252	275,960
Interligação Elétrica Garanhuns S.A.	-	-	318,972	181,526
Companhia Energética SINOP S.A.	-	-	179,052	177,772
Integração Transmissora de Energia S.A.	-	-	175,572	169,450
STN - Sistema de Transmissão Nordeste S.A.	-	-	176,941	163,434
Santa Vitória do Palmar Holding S.A.	-	-	50,223	157,627
Transmissora Sul Litorânea de Energia S.A.	-	-	134,739	139,719
Goiás Transmissão S.A.	-	-	190,245	138,436
MGE Transmissão S.A.	-	-	136,755	118,953
Brasnorte Transmissora de Energia S.A.	-	-	120,873	115,568
Retiro Baixo Energia S.A.	-	-	121,774	111,906
Paranaíba Transmissora de Energia S.A. Total	-	-	100,726	67,383
Transenergia Renovável S.A.	-	-	128,418	96,813
Vamcruz Participações S.A.	-	-	73,368	-
Baguari Energia S.A.	-	-	82,721	85,815
Transmissora Matogrossense de Energia S.A.	-	-	97,154	85,368
Transenergia São Paulo S.A.	-	-	91,141	83,116
Transnorte Energia S.A. Total	-	-	148,373	51,656
Others	195,241	132,810	1,445,077	1,275,443

	1,462,166	1,101,789	17,998,370	15,610,493

SUBTOTAL	39,893,572	47,387,409	21,267,136	18,700,310

Provision for investment losses	(98,628)	(164)	(489,866)	(164)

TOTAL	39,794,944	47,387,245	20,777,270	18,700,146

(*) Subsidiaries with unsecured loans as of 12/31/2015

(**) Subsidiaries classified as non-current asset held for sale as of December 31, 2015 (See Note 43)

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Investments held at fair value
AES Tietê	437,532	547,862	437,532	547,862
Coelce	196,429	200,868	196,429	200,868
Energisa	124,104	85,353	124,104	85,353
Cesp	87,023	168,789	87,023	168,789
Celpa	42,379	26,782	42,379	26,782
Celesc	41,513	61,897	41,513	61,897
CELPE	28,859	15,407	28,859	15,407
COPEL	24,492	38,116	24,492	38,116
CGEEP	17,662	27,199	17,662	27,199
CEB	6,130	6,021	6,130	6,021
Tangara	-	21,738	-	21,738
AES Eletropaulo	-	-	17,603	18,148
Energias do Brasil	-	-	17,888	13,327
CPFL Energia	-	-	25,861	31,500
Others	12,020	12,110	109,785	107,364

	1,018,143	1,212,142	1,177,260	1,370,371

16.1 – Provisions for impairment losses on investments

	PARENT COMPANY		CONSOLIDATED

	12/31/2015	12/31/2014	12/31/2015	12/31/2014
INAMBARI	115	164	115	164
CHC	98,513	-	98,513	-
ESBR Participações S.A.	-	-	15,500	-
Madeira Energia S.A.	-	-	97,010	-
Teles Pires Participações	-	-	230,823	-
Empresa de Energia São Manoel	-	-	47,905	-

	98,628	164	489,866	164

On December 31, 2015, the provision for impairment losses on investments was recognized in the amount of R$ 489,751,000 and the counterpart in the operating provisions account (Note 43), arising out of impairment losses in equity held at CHC, ESBR Participações, Madeira Energia S.A., Teles Pires Participações, and Empresa de Energia São Manoel.

16.2 - Adjustments in the accounting policy in affiliates

	CONSOLIDATED
	12/31/2015	12/31/2014
CTEEP	962,995	898,827
CEEE-GT	34,695	21,184
CEEE-D	-	21,206

	997,690	941,217

The Company has made adjustments to the results of investee companies, in order to standardize the accounting policies these companies adopted for the Company for the preparation of their consolidated financial statements. The adjustments relate primarily to accounting policy for recognition of allowance for doubtful accounts and recognition of obligations related to post-employment benefits.

16.3 Change of investments

The movement of the most relevant investments of the company is indicated below:

Subsidiaries and affiliates	Balance on 12/31/2014	Capital investment/Write off	Other comprehensive income	AFAC Capitalization	Capital Gain / Loss	Dividends and interest on equity	Others	Equity method	Balance on 12/31/2015

CHANGE OF INVESTMENTS - PARENT COMPANY

FURNAS	10,327,900	-	(86,799)	-	-	-	-	(69,979)	10,171,122
CHESF	9,483,869	-	(198,786)	-	-	-	-	(473,914)	8,811,169
ELETROSUL	5,262,369	-	(3,080)	63,976	-77	(25,592)	-	(912,287)	4,385,308
ELETRONORTE	13,158,185	-	13,391	12,984	-68	(1,373,222)	-	101,142	11,912,412
ELETRONUCLEAR	4,792,158	-	-	-	-	-	(358)	(4,791,800)	-
ELETROPAR	117,951	-	(969)	-	-	(1,046)	-	4,401	120,338
ED ACRE	53,100	-	-	-	-	-	-	(53,100)	-
ED RONDONIA	104,066	-	-	-	-	-	-	(104,066)	-
CELG-D	108,872	-	-	-	-	-	-	(108,872)	-
ED PIAUI	-	-	-	-	-	-	-	-	-
ITAIPU BINACIONAL	-	-	-	-	-	-	-	-	-
EÓLICA MANGUE SECO	16,726	-	-	-	-	-	-	163	16,889
CHC	79,081	-	33,187	-	-	-	-	(13,753)	98,514
NORTE ENERGIA (BELO MONTE)	802,964	-	-	245,249	-	-	-	(8,581)	1,039,632
INAMBARI	164	-	1	-	-	-	-	(50)	115
CEEE-GT	449,336	-	(16,795)	-	-	-	1,560	14,173	448,274
EMAE	265,552	-	9,362	-	-	(1,416)	-	23,330	296,828
CTEEP	927,814	-	-	-	-	(118,442)	-	114,813	924,185
CEMAR	554,817	-	-	-	-	(23,176)	-	121,778	653,419
REDE LAJEADO	206,282	-	39	-	-	(24,162)	-	37,014	219,173
CEB LAJEADO	71,723	-	11	-	-	(8,966)	-	17,586	80,353
CEEE-D	7,476	-	2,956	-	-	-	-	(10,432)	-
PAULISTA LAJEADO	18,119	-	-	-	-	925	-	4,463	23,507
ROUAR	70,044	-	34,202	-	-	-	-	7,529	111,775
ENERGISA MT	376,031	-	587	-	-	(4,218)	-	12,918	385,318
Others	132,810	-	62,431	-	-	-	-	-	195,241

TOTAL INVESTMENTS	47,387,409	-	(150,262)	322,209	(144)	(1,579,316)	1,202	(6,087,523)	39,893,572

CHANGE OF OUTSTANDING LIABILITIES - PARENT COMPANY

ED PIAUI	(141,056)	-	(13,521)	16,416	-	-	-	(562,987)	(701,148)
ED RORAIMA	(69,726)	-	2,199	-	-	-	-	(270,116)	(337,643)
AMAZONAS	(2,019,381)	-	(168)	-	-	-	-	(2,344,048)	(4,363,597)
ED ACRE	-	-	177	-	-	-	-	(125,593)	(125,416)
ED RONDONIA	-	-	213	-	-	-	-	(456,771)	(456,558)
CGTEE	(552,998)	-	(9,208)	-	-	-	-	(648,302)	(1,210,508)
ELETRONUCLEAR	-	-	(29,620)	-	-	-	-	(321,651)	(351,271)
ED ALAGOAS	(11,075)	-	16,004	-	-	-	-	(252,585)	(247,656)

TOTAL OUTSTANDING LIABILITIES	(2,794,236)	-	(33,924)	16,416	-	-	-	(4,982,053)	(7,793,798)

NET	44,593,173	-	(184,186)	338,625	-144	-1,579,316	1,202	(11,069,577)	32,099,774

Subsidiaries and affiliates	Balance on 12/31/2013	Capital investment/Write off	Other comprehensive income	Capital Gain / Loss	Dividends and interest on equity	Equity method	Balance on 12/31/2014

CHANGE OF INVESTMENTS - PARENT COMPANY

FURNAS	11,128,126	-	(396,357)	-	-	(403,869)	10,327,900
CHESF	11,258,430	-	(661,368)	-	-	(1,113,193)	9,483,869
ELETROSUL	5,486,343	-	(62,928)	-	(196,964)	35,918	5,262,369
ELETRONORTE	11,872,900	-	20,263	-	(757,868)	2,022,890	13,158,185
ELETRONUCLEAR	5,829,246	-	(37,386)	-	-	(999,702)	4,792,158
ELETROPAR	118,790	-	3,636	-	(2,010)	(2,465)	117,951
ED RORAIMA	8,294	-	(2,129)	-	-	(6,165)	-
ED ACRE	-	33,107	(408)	(12,722)	-	33,123	53,100
ED RONDONIA	-	-	-	-	-	104,066	104,066
CELG-D	-	49,808	-	-	-	59,064	108,872
ITAIPU BINACIONAL	117,130	-	15,680	-	-	-	132,810
EÓLICA MANGUE SECO	17,058	-	-	-	-	(332)	16,726
CHC	29,119	49,613	5,866	-	-	(5,517)	79,081
NORTE ENERGIA (BELO MONTE)	631,123	204,750	-	-	-	(32,909)	802,964
INAMBARI	9,148	-	-	-	-	(8,984)	164
CEEE-GT	544,711	-	(4,067)	-	-	(91,308)	449,336
EMAE	148,553	-	(27,447)	-	(1,666)	146,112	265,552
CTEEP	913,440	81,590	-	(29,326)	(90,515)	52,625	927,814
CEMAR	463,394	-	-	-	(20,865)	112,288	554,817
REDE LAJEADO	232,907	-	50	-	(40,305)	13,630	206,282
CEB LAJEADO	83,644	-	14	-	(19,354)	7,419	71,723
CEEE-D	146,649	-	5,945	-	-	(145,118)	7,476
PAULISTA LAJEADO	27,669	-	-	-	(6,454)	(3,096)	18,119
ROUAR	18,427	34,392	9,985	-	-	7,240	70,044
CEMAT	334,294	-	2,255	18,852	(4,861)	25,491.00	376,031

TOTAL INVESTMENTS	49,419,395	453,260	(1,128,396)	(23,196)	(1,140,862)	(192,792)	47,387,409

CHANGE OF OUTSTANDING LIABILITIES - PARENT COMPANY

ED PIAUI	(219,476)	-	40,484	-	-	37,936	(141,056)
ED RORAIMA	-	-	-	-	-	(69,726)	(69,726)
ED RONDONIA	(188,655)	-	-	-	-	188,655	-
AMAZONAS	(2,492,500)	-	156	-	-	472,963	(2,019,381)
ED ACRE	(197,524)	197,524	-	-	-	-	-
CGTEE	(97,718)	-	24,786	-	-	(480,066)	(552,998)
ED ALAGOAS	(21,400)	-	105,679	-	-	(95,354)	(11,075)

TOTAL OUTSTANDING LIABILITIES	(3,217,273)	197,524	171,105	-	-	54,408	(2,794,236)

NET	46,202,122	650,784	(957,291)	(23,196)	(1,140,862)	(138,384)	44,593,173

The value of the unsecured liabilities is recorded under the item Provision for unsecured liabilities.

Subsidiaries and affiliates	Balance on 12/31/2014	Capital investment/Write off	Other comprehensive income	AFAC Capitalization	Capital Gain / Loss	Capital Decrease	Dividends and interest on equity	Others	Equity method	Balance on 12/31/2015

CHANGE OF INVESTMENTS - CONSOLIDATED

ITAIPU BINACIONAL	-	-	-	-	-		-		-	-
EÓLICA MANGUE SECO	16,726	-	-	-	-	-	-	-	163	16,889
CHC	79,081	-	33,187	-	-	-	-	-	(13,753)	98,514
NORTE ENERGIA (BELO MONTE)	2,676,578	245,249	-	245,249	326,671	-	-	-	(23,958)	3,469,789
INAMBARI	164	-	1	-	-	-	-	-	(50)	115
CEEE-GT	449,336	-	(16,795)	-	-	-	-	1,560	14,173	448,274
EMAE	275,214	-	9,271	-	-	-	(1,416)	-	24,126	307,195
CTEEP	946,187	-	(949)	-	-	-	(120,648)	-	118,142	942,732
CEMAR	554,817	-	-	-	-	-	(23,176)	-	121,778	653,419
Amazonas Energia G&T	-	-	-	-	-		-	-	0	-
REDE LAJEADO	206,282	-	39	-	-	-	(24,162)	-	37,014	219,173
CEB LAJEADO	71,723	-	11	-	-	-	(8,966)	-	17,586	80,353
CEEE-D	7,476	-	2,956	-	-	-	-	-	(10,432)	-
PAULISTA LAJEADO	18,119	-	-	-	-	-	925	-	4,463	23,507
ROUAR	70,044	-	34,202	-	-	-	-	-	7,529	111,775
ENERGISA MT	376,031	-	587	-	-	-	(4,218)	-	12,918	385,318
ESBR Participações S.A.	2,907,364	180,000	-	-	-	-	-	-	(279,738)	2,807,626
Empresa de Energia São Manoel	(594)	105,667	-	-	-	-	-	-	(1,759)	103,314
Madeira Energia S.A.	2,724,068	164,970	-	-	-	-	-	-	7,030	2,896,068
Norte Brasil Transmissora de Energia S.A.	842,103	-	-	-	-	-	-	-	45,425	887,528
Interligação Elétrica do Madeira S.A.	822,342	-	-	-	-	-	(27,991)	-	117,747	912,098
Enerpeixe S.A.	555,860	-	-	-	-	-	(62,685)	-	68,107	561,282
Belo Monte Transmissora de Energia	12,081	194,040	-	-	194,040		-	-	(9,103)	391,058
Paranaíba Transmissora de Energia S.A.	67,383	29,400	-	-	-		-	-	3,943	100,726
Transnorte Energia S.A.	51,656	-	-	-	106,330		-	-	(9,613)	148,373
Manaus Transmissora de Energia S.A.	547,784	17,420	-	-	26,800	-	(50)	-	29,919	621,873
Teles Pires Participações	496,425	252,278	-	-	-	-	-	-	(86,139)	662,564
Chapecoense Generation S.A.	364,522	-	-	-	-	-	(22,288)	-	73,267	415,501
Transmissora Sul Brasileira de Energia S.A.	275,960	16,000	-	-	-	-	2,660	-	(24,368)	270,252
Energética Águas da Pedra S.A.	184,632	2,450	-	-	2,450	-	(3,455)	-	22,718	208,795
Interligação Elétrica Garanhuns S.A.	181,526	116,865	-	-	-	-	(5,780)	-	26,361	318,972
Companhia Energética SINOP S.A.	177,772	-	-	-	-	-	-	-	1,280	179,052
Integração Transmissora de Energia S.A.	169,450	-	-	-	-	-	(19,575)	-	25,697	175,572
STN - Sistema de Transmissão Nordeste S.A.	163,434	-	-	-	-	-	(31,968)	-	45,475	176,941
Santa Vitória do Palmar Holding S.A.	157,627	-	-	-	-	-	1,163	-	(108,567)	50,223
Transmissora Sul Litorânea de Energia S.A.	139,719	-	-	-	-	-	0	-	(4,980)	134,739
GOIÁS TRANSMISSÃO S.A.	138,436	-	-	-	-	-	(14,757)	-	66,566	190,245
MGE TRANSMISSÃO S.A.	118,953	-	-	1,960	-	-	(4,634)	-	20,476	136,755
Brasnorte Transmissora de Energia S.A.	115,568	-	-	-	-	-	(4,067)	-	9,372	120,873
Retiro Baixo Energia S.A.	111,906	-	-	2,695	-	-	-	-	7,173	121,774
Transenergia Renovável S.A.	96,813	-	-	-	-	-	(7,172)	-	38,777	128,418
VAMCRUZ PARTICIPAÇÕES S.A.	-	392	72,995	-	-	-	(523)	-	504	73,368
BAGUARI ENERGIA S.A.	85,815	-	-	-	-	-	(9,320)	-	6,226	82,721
Transmissora Matogrossense de Energia S.A.	85,368	-	-	-	-	-	(1,531)	-	13,317	97,154
Transenergia São Paulo S.A.	83,116	-	-	1,960	-	-	-	-	6,065	91,141
Others	1,275,443	257,946	62,431	60,391	106,470	-	(40,229)	-151,824	(125,551)	1,445,077

TOTAL INVESTMENTS	18,700,310	1,582,677	197,936	312,255	762,761	-	-433,864	-150,264	295,326	21,267,136

Subsidiaries and affiliates	Balance on 12/31/2013	Capital investment/Write off	Other comprehensive income	Capital Gain / Loss	Capital Decrease	Dividends and interest on equity	Equity method	Balance on 12/31/2014

CHANGE OF INVESTMENTS - CONSOLIDATED

ITAIPU BINACIONAL	117,130	-	15,680	-	-	-	-	132,810
EÓLICA MANGUE SECO	17,058	-	-	-	-	-	(332)	16,726
CHC	29,119	49,613	5,866	-	-	-	(5,517)	79,081
NORTE ENERGIA (BELO MONTE)	2,104,536	682,227	-	-	-	-	(110,185)	2,676,578
INAMBARI	9,148	-	-	-	-	-	(8,984)	164
CEEE-GT	544,711	-	(4,067)	-	-	-	(91,308)	449,336
EMAE	153,960	-	(28,446)	-	-	(1,730)	151,430	275,214
CTEEP	931,580	83,106	-	(30,005)	-	(91,996)	53,502	946,187
CEMAR	463,394	-	-	-	-	(20,865)	112,288	554,817
REDE LAJEADO	232,907	-	50	-	-	(40,305)	13,630	206,282
CEB LAJEADO	83,644	-	14	-	-	(19,354)	7,419	71,723
CEEE-D	146,649	-	5,945	-	-	-	(145,118)	7,476
PAULISTA LAJEADO	27,669	-	-	-	-	(6,454)	(3,096)	18,119
ROUAR	18,427	34,392	9,985	-	-	-	7,240	70,044
CEMAT	334,294	-	2,255	18,852	-	(4,861)	25,491	376,031
ESBR PARTICIPAÇÕES S.A.	2,752,140	618,000	(1,200)	-	-	-	(461,576)	2,907,364
MADEIRA ENERGIA S.A.	2,506,082	1,079,130	-	-	-	-	(861,144)	2,724,068
NORTE BRASIL TRANSMISSORA DE ENERGIA S.A.	462,170	386,245	-	-	-	-	(5,857)	842,558
INTERLIGAÇÃO ELÉTRICA DO MADEIRA S.A.	685,927	80,850	-	-	-	(7,362)	62,927	822,342
ENERPEIXE S.A.	525,379	-	-	-	-	(26,058)	56,539	555,860
MANAUS TRANSMISSORA DE ENERGIA S.A.	525,558	-	-	-	-	-	22,226	547,784
TELES PIRES PARTICIPAÇÕES S.A.	525,582	-	-	-	-	-	(29,157)	496,425
CHAPECOENSE GENERATION S.A.	345,388	-	-	-	-	(9,512)	28,646	364,522
TRANSMISSORA SUL BRASILEIRA DE ENERGIA S.A.	167,403	98,400	-	-	-	(1,220)	11,377	275,960
ENERGÉTICA ÁGUAS DA PEDRA S.A.	189,062	-	-	-	-	(12,838)	8,408	184,632
INTERLIGAÇÃO ELÉTRICA GARANHUNS S.A.	98,659	66,150	-	-	-	-	16,717	181,526
COMPANHIA ENERGÉTICA SINOP S.A.	-	182,591	-	-	-	-	(4,819)	177,772
INTEGRAÇÃO TRANSMISSORA DE ENERGIA S.A.	160,151	-	-	-	-	(13,091)	22,390	169,450
STN - SISTEMA DE TRANSMISSÃO NORDESTE S.A.	195,154	-	-	-	-	(77,734)	46,014	163,434
SANTA VITÓRIA DO PALMAR HOLDING S.A.	185,970	(29,400)	-	-	-	(1,163)	2,220	157,627
TRANSMISSORA SUL LITORÂNEA DE ENERGIA S.A.	16,901	125,455	-	-	-	-	(2,637)	139,719
GOIÁS TRANSMISSÃO S.A.	131,579	-	7,350	-	-	-	(493)	138,436
MGE TRANSMISSÃO S.A.	106,371	-	28,616	-	-	(6,812)	(9,222)	118,953
BRASNORTE TRANSMISSORA DE ENERGIA S.A.	105,921	-	-	-	-	-	9,647	115,568
RETIRO BAIXO ENERGIA S.A.	113,181	-	-	-	-	-	(1,275)	111,906
TRANSENERGIA RENOVÁVEL S.A.	78,241	-	-	-	-	(5,744)	24,316	96,813
PARANAÍBA TRANSMISSORA DE ENERGIA S.A.	17,801	47,285	-	-	-	-	2,297	67,383
BAGUARI ENERGIA S.A.	92,437	-	(315)	-	-	(5,457)	(850)	85,815
TRANSMISSORA MATOGROSSENSE DE ENERGIA S.A.	75,656	-	-	-	-	(1,470)	11,182	85,368
TRANSENERGIA SÃO PAULO S.A.	49,632	-	-	-	-	(10,493)	43,977	83,116
OTHERS	989,998	621,071	(7,697)	8	-	(38,877)	(359,182)	1,205,321

TOTAL INVESTMENTS	16,316,569	4,125,115	34,036	(11,145)	-	(403,396)	(1,360,869)	18,700,310

16.4 Information of the market value of invested companies

			Market Value (*)
Public companies	Evaluation Method	Share	12/31/2015	12/31/2014

CTEEP	Equity Method	35.37%	2,589,826	2,395,593
CEMAR	Equity Method	33.55%	989,887	910,593
AES Tiete	Market Value	7.94%	437,532	547,862
ENERGISA MT	Equity Method	27.52%	335,109	293,887
COELCE	Market Value	7.06%	196,429	200,868
ENERGISA S.A	Market Value	2.99%	116,497	85,353
CESP	Market Value	2.05%	87,023	168,789
CEEE-GT	Equity Method	32.59%	76,904	143,783
CEEE-D	Equity Method	32.59%	65,302	102,492
EMAE	Equity Method	39.02%	60,404	54,061
CELPA	Market Value	1.15%	42,379	26,782
CELESC	Market Value	10.75%	41,513	61,897
AES Eletropaulo	Market Value	1.25%	32,098	32,098
CELPE	Market Value	1.56%	28,859	15,407
COPEL	Market Value	0.56%	24,492	38,116
Energias do Brasil	Market Value	0.31%	20,357	20,357
CGEEP - DUKE	Market Value	0.47%	17,662	27,199
CEB	Market Value	3.29%	6,130	6,021
CELGPAR	Market Value	0.07%	92	184

  (*) Based on share prices from database

Closed-capital companies	Evaluation Method	Share	12/31/2015	12/31/2014

Angical 2 Energia S.A.	Equity Method	99.96%	-	12,727
Arapapá Energia S.A.	Equity Method	99.90%	-	5,128
Carcará Energia S.A.	Equity Method	99.96%	-	12,000
Ceb Lajeado	Equity Method	40.07%	351,756	330,218
Lajeado Energia	Equity Method	40.07%	998,348	966,177
Paulista Lajeado	Equity Method	40.07%	108,639	95,192
Acauã Energia S.A.	Equity Method	99.93%	-	7,679
Amapari Energia S.A.	Equity Method	49.00%	-	(1,542)
Amazônia Eletronorte Transmissora de Energia S.A.	Equity Method	49.00%	84,316	81,219
Baguari Energia S.A.	Equity Method	30.61%	270,222	280,329
Banda de Couro Energética S.A.	Equity Method	49.00%	1,893	1,962
Baraúnas I Energética S/A.	Equity Method	49.00%	35,420	(54)
Baraúnas II Energética S/A.	Equity Method	49.00%	1,193	1,257
Bom Jesus Eólica	Equity Method	49.00%	2,553	14,470
Brasnorte Transmissora de Energia S.A.	Equity Method	49.71%	243,156	227,478
Brasventos Eolo Geradora de Energia S.A.	Equity Method	49.00%	83,257	84,553
Brasventos Miassaba 3 Geradora de Energia S.A.	Equity Method	49.00%	135,793	136,610
Cachoeira Eólica	Equity Method	49.00%	1,565	9,559
Caititu 2 Energia S.A.	Equity Method	99.96%	-	12,728
Caititu 3 Energia S.A.	Equity Method	99.96%	-	12,727
Caldas Novas	Equity Method	49.90%	27,175	25,744
Carnaúba I Eólica	Equity Method	49.00%	17,724	17,013
Carnaúba II Eólica	Equity Method	49.00%	14,094	13,763
Carnaúba III Eólica	Equity Method	49.00%	12,521	12,262
Carnaúba V Eólica	Equity Method	49.00%	18,515	18,277
Central Eólica Famosa I S.A.	Equity Method	49.00%	15,262	14,310
Central Eólica Pau Brasil S.A.	Equity Method	49.00%	9,946	9,518
Central Eólica Rosada S.A.	Equity Method	49.00%	18,645	17,700
Central Eólica São Paulo S.A.	Equity Method	49.00%	11,430	10,772
Cervantes I Eólica	Equity Method	49.00%	11,228	12,336
Cervantes II Eólica	Equity Method	49.00%	9,315	9,216
Chapecoense Generation S.A.	Equity Method	40.00%	1,038,751	911,306
Chuí Holding S.A	Equity Method	49.00%	(15,708)	76,521
Chuí IX	Equity Method	99.99%	-	(55)
Companhia de Transmissão Centroeste de Minas S.A.	Equity Method	49.00%	-	42,500
Companhia Energética Sinop S.A.	Equity Method	49.00%	500,411	355,294
Construtora Integração Ltda	Equity Method	49.00%	92,026	91,908
Corrupião 3 Energia S.A.	Equity Method	99.95%	-	12,727
Costa Oeste Transmissora de Energia S.A.	Equity Method	49.00%	63,984	43,899
Coxilha Seca	Equity Method	99.99%	-	87
Coqueirinho 2 Energia S.A.	Equity Method	99.98%	-	21,419
Energética Águas da Pedra S.A.	Equity Method	49.00%	430,564	365,634
Energia dos Ventos I S.A. *	Equity Method	0.00%	-	14,803
Energia dos Ventos II S.A. *	Equity Method	0.00%	-	8,992
Energia dos Ventos III S.A. *	Equity Method	0.00%	-	13,337
Energia dos Ventos IV S.A. *	Equity Method	0.00%	-	19,458
Energia dos Ventos V S.A. **	Equity Method	99.99%	-	1,897
Energia dos Ventos VI S.A. **	Equity Method	99.99%	-	2,596
Energia dos Ventos VII S.A. **	Equity Method	99.99%	-	2,816
Energia dos Ventos VIII S.A. **	Equity Method	99.99%	-	1,856
Energia dos Ventos IX S.A. **	Equity Method	99.99%	-	1,990
Energia dos Ventos X S.A. *	Equity Method	0.00%	-	11,851

  (*) The companies were sold during the first quarter

  (**)The Alupar share purchase operation was concluded on December 31, 2015.

Closed-capital companies	Evaluation Method	Share	12/31/2015	12/31/2014

Enerpeixe S.A.	Equity Method	40.00%	1,403,204	1,389,649
ESBR Participações S.A.	Equity Method	40.00%	7,019,063	7,268,412
Etau - Empresa de Transmissão Alto Uruguai	Equity Method	27.42%	89,859	92,190
Extremoz Transmissora do Nordeste - ETN S.A. ***	Equity Method	100.00%	-	14,652
Fronteira Oeste Transmissora de Energia	Equity Method	51.00%	49,873	23,183
Goiás Transmissão S.A.	Equity Method	49.00%	388,255	282,522
Eólica Hermenegildo I	Equity Method	99.99%	-	(374)
Eólica Hermenegildo II	Equity Method	99.99%	-	(146)
Eólica Hermenegildo III	Equity Method	99.99%	-	(113)
Inambari Generation de Energia S.A.	Equity Method	29.40%	405	559
Integração Transmissora de Energia S.A.	Equity Method	49.00%	391,140	342,198
Interligação Elétrica do Madeira S.A.	Equity Method	49.00%	1,996,044	1,543,620
Interligação Elétrica Garanhuns S.A.	Equity Method	49.00%	650,964	370,460
Linha Verde Transmissora de Energia S.A.	Equity Method	100.00%	-	(67,518)
Livramento Holding S.A.	Equity Method	52.53%	(306,324)	(176,657)
Luziânia - Niquelândia Transmissora S.A.	Equity Method	49.00%	43,227	32,699
Madeira Energia S.A.	Equity Method	39.00%	6,755,683	6,994,900
Manaus Construtora Ltda.	Equity Method	49.50%	38,289	24,221
Manaus Transmissora de Energia S.A.	Equity Method	49.50%	1,167,072	1,106,631
Marumbi Transmissora de Energia S.A.	Equity Method	20.00%	94,893	45,214
MGE Transmissão S.A.	Equity Method	49.00%	279,092	242,762
Morro Branco I Energética S.A.	Equity Method	49.00%	34,733	31,734
Mussambê Energética S.A.	Equity Method	49.00%	44,334	40,726
Norte Brasil Transmissora de Energia S.A.	Equity Method	49.00%	1,809,867	1,715,791
Norte Energia S.A.	Equity Method	49.98%	6,947,265	5,353,094
Papagaio Energia S.A.	Equity Method	99.96%	-	13,380
Paranaíba	Equity Method	24.50%	411,127	275,032
Pedra Branca S.A.	Equity Method	49.00%	35,902	29,094
Pitimbu Eólica	Equity Method	49.00%	2,117	14,265
Punaú I Eólica	Equity Method	49.00%	18,362	18,187
Rei dos Ventos 3 Geradora de Energia S.A.	Equity Method	49.00%	81,365	87,106
Retiro Baixo Energética S.A.	Equity Method	49.00%	229,872	231,880
Santa Vitória do Palmar Holding S.A.	Equity Method	49.00%	102,495	321,687
São Caetano Eólica	Equity Method	49.00%	2,831	20,160
São Caetano I Eólica	Equity Method	49.00%	2,320	14,395
São Galvão Eólica	Equity Method	49.00%	2,740	19,000
São Pedro do Lago S.A.	Equity Method	49.00%	33,516	33,198
Eólica Serra das Vacas Holding S.A.	Equity Method	49.00%	183,076	102,467
Eólica Serra das Vacas I S.A.	Equity Method	49.00%	-	26,546
Eólica Serra das Vacas II S.A.	Equity Method	49.00%	-	25,486
Eólica Serra das Vacas III S.A.	Equity Method	49.00%	-	24,706
Eólica Serra das Vacas IV S.A.	Equity Method	49.00%	-	25,729
Serra do Facão Energia S.A.	Equity Method	49.47%	91,022	3,314
Sete Gameleiras S.A.	Equity Method	49.00%	46,711	42,447
STN - Sistema de Transmissão Nordeste S.A.	Equity Method	49.00%	361,105	333,540
Tamanduá Mirim 2 Energia S.A. ***	Equity Method	83.01%	-	21,295
TDG - Transmissora Delmiro Gouveia S.A.	Equity Method	49.00%	59,569	114,169
Teles Pires Participações S.A.	Equity Method	49.40%	1,393,056	998,870
Transenergia Goiás S.A.	Equity Method	49.00%	62,239	32,455
Transenergia Renovável S.A.	Equity Method	49.00%	262,077	197,578
Transenergia São Paulo S.A.	Equity Method	49.00%	186,001	173,623
Cia. Transirapé de Transmissão S.A.	Equity Method	24.50%	77,798	65,853
Cia. Transleste de Transmissão S.A.	Equity Method	24.00%	73,226	65,066
Transmissora Matogrossense de Energia S.A.	Equity Method	49.00%	192,049	164,875
Transnorte Energia S.A.	Equity Method	49.00%	345,706	105,417
Cia. Transudeste de Transmissão S.A.	Equity Method	25.00%	71,599	59,905
Triângulo Mineiro	Equity Method	49.00%	168,480	79,753
Teiú 2 Energia S.A.	Equity Method	99.90%	-	10,190
Transmissora Sul Brasileira de Energia S.A. - TSBE	Equity Method	80.00%	337,815	344,950
Transmissora Sul Litorânea de Energia S.A. - TSLE	Equity Method	51.00%	264,197	273,959

   (***) On December 31, 2015, Chesf acquired the shareholding control over the SPE

Closed-capital companies	Evaluation Method	Share	12/31/2015	12/31/2014

Complexo Eólico Vamcruz	Equity Method	49.00%	252,689	148,971
Vale do São Bartolomeu	Equity Method	39.00%	144,792	41,354
Complexo Eólico Chapada do Piauí II	Equity Method	49.00%	249,030	179,310
Complexo Eólico Chapada do Piauí I	Equity Method	49.00%	205,386	196,237
Mata de Santa Genebra	Equity Method	49.90%	60,793	52,459
Belo Monte Transmissora	Equity Method	49.00%	748,076	24,336
Lago Azul Transmissão	Equity Method	49.90%	14,050	3,948
Ventos de São Rafael	Equity Method	0.00%	-	(6)
Ventos de São Cirilo	Equity Method	0.00%	-	(4)
Ventos de São Bento	Equity Method	0.00%	-	(6)
Ventos de Santo Antônio	Equity Method	0.00%	-	(4)
Ventos de Santa Vera	Equity Method	0.00%	-	(4)
Ventos de Santa Marcella	Equity Method	0.00%	-	(5)
Itaguaçu da Bahia	Equity Method	49.00%	24,078	(6)
Ventos de Santa Luzia	Equity Method	0.00%	-	(5)
Ventos de Santa Madalena	Equity Method	0.00%	-	(6)
Ventos de São João	Equity Method	0.00%	-	(5)
CSE Centro de Soluções Estratégicas	Equity Method	49.90%	2,299	3,400
Tijoa Participações e Investimentos	Equity Method	49.90%	11,355	1,635
Energia Olímpica S.A.	Equity Method	49.90%	4,984	(426)
Empresa de Energia São Manoel	Equity Method	33.33%	213,945	(1,782)

16.5 Summary of information jointly controlled and affiliated projects

I - Assets and Liabilities
12/31/2015
		ASSET							LIABILITIES
		CURRENT		NON-CURRENT					CURRENT		NON-CURRENT
Projects under joint control and affiliates	Share	Cash and cash equivalent	Other assets	Financial, intangible, and fixed assets		Other assets		Total Assets	Loans and financing	Other liabilities	Loans and financing	Other liabilities	Shareholders’ equity	Total Liabilities
Belo Monte Transmissora de Energia	49.00%	332,604	4,199	920,165	-	-	-	1,256,968	453,882	46,277	-	8,733	748,076	1,256,968
Brasnorte Transmissora de Energia S.A.	49.71%	16,467	24,149	279,599	-	-	-	320,215	11,280	13,838	-	51,941	243,156	320,215
Chapecoense Generation S.A.	40.00%	176,308	180,185	3,075,967	-	162,724	-	3,595,184	136,322	311,290	1,404,553	704,268	1,038,751	3,595,184
Companhia Energética Sinop	49.00%	53,385	3,445	844,733	-	2,491	-	904,054	328,022	56,012	-	19,609	500,411	904,054
Energética Águas da Pedra S.A.	49.00%	61,765	39,300	753,115	-	17,353	-	871,533	34,917	54,031	339,843	12,178	430,564	871,533
Enerpeixe S.A.	40.00%	82,946	76,736	1,596,186	-	50,194	-	1,806,062	-	172,744	-	230,114	1,403,204	1,806,062
ESBR Participações	40.00%	-	908,570	21,685,558	-	1,655,056	-	24,249,184	-	1,422,013	11,299,857	4,508,251	7,019,063	24,249,184
Interligação Elétrica do Madeira S.A.	49.00%	41,833	646,081	4,149,365	-	-	-	4,837,279	197,250	151,399	2,215,079	546,746	1,726,805	4,837,279
Interligação Elétrica Garanhuns S.A.	49.00%	-	33,485	1,114,685	-	16,723	-	1,164,893	-	-	339,848	174,081	650,964	1,164,893
Intesa - Integração Transmissora de Energia S.A.	49.00%	36,235	112,742	496,085	-	-	-	645,062	31,182	9,001	120,166	93,573	391,140	645,062
Madeira Energia S.A.	39.00%	299,963	1,308,256	22,180,387	-	1,182,376	-	24,970,982	450,779	1,700,678	14,061,238	1,507,190	7,251,097	24,970,982
Manaus Transmissora de Energia S.A.	49.50%	32,198	188,813	2,376,236	-	9,351	-	2,606,598	69,707	272,606	786,943	310,270	1,167,072	2,606,598
Norte Brasil Transmissora de Energia S.A.	49.00%	51,937	265,098	3,425,883	-	-	-	3,742,918	78,941	263,100	1,171,337	426,938	1,802,602	3,742,918
Norte Energia S.A	49.98%	489,804	442,450	29,964,727	-	271,620	-	31,168,601	-	719,033	23,280,595	229,708	6,939,265	31,168,601
Santa Vitória do Palmar	49.00%	-	31,227	1,004,762	-	22,957	-	1,058,946	-	182,126	749,633	24,692	102,495	1,058,946
Serra do Facão Energia S.A.	49.47%	31	52,441	2,044,386	-	99,362	-	2,196,220	41,126	163,051	401,137	1,499,884	91,022	2,196,220
STN – Sistema de Transmissão Nordeste S.A.	49.00%	-	60,313	699,181	-	3,866	-	763,360	-	-	162,093	240,162	361,105	763,360
Teles Pires Participações	49.40%	130,877	98,058	4,886,124	-	236,137	-	5,351,196	191,893	293,229	3,392,921	80,097	1,393,056	5,351,196
TSBE	80.00%	-	46,675	659,575	-	-	-	706,250	-	30,639	337,796	-	337,815	706,250
TSLE	51.00%	-	49,433	914,407	-	-	-	963,840	-	91,522	495,271	112,850	264,197	963,840
Chapada do Piauí I Holding S.A.	49.00%	-	51,418	809,359		132		860,909	-	-	523,242	160,933	176,734	860,909
Chapada do Piauí II Holding S.A.	49.00%	-	85,298	864,913		-		950,211	-	-	512,068	189,113	249,030	950,211
Chuí Holding S.A.	49.00%	-	65,150	609,778		12,747		687,675	-	57,429	373,979	413,628	-157,361	687,675
Companhia Energética do Maranhão (CEMAR)	33.55%	310,893	1,963,260	2,573,627		271,559		5,119,339	253,910	711,799	1,997,641	207,715	1,948,274	5,119,339
Lajeado Energia	40.07%	161,062	92,153	48		1,445,794		1,699,057	6,483	243,394	448,216	2,616	998,348	1,699,057
CTEEP	35.37%	3,120	580,539	45,812		6,217,757		6,847,228	213,312	155,268	665,649	476,794	5,336,205	6,847,228
CEEE-GT	32.59%	38,171	454,210	555,108		1,871,335		2,918,824	29,247	298,881	282,253	826,489	1,481,954	2,918,824
Energisa MT	27.52%	192,754	1,198,769	1,909,436		1,365,792		4,666,751	170,545	918,080	1,297,616	930,884	1,349,626	4,666,751
CEEE-D	32.59%	73,961	801,912	2,165,618		274,473		3,315,964	4,954	1,346,254	474,965	1,973,387	-483,596	3,315,964
Others		1,137,504	994,618	10,606,468		1,661,908		14,400,498	1,128,125	1,838,403	3,176,337	1,836,613	6,421,018	14,400,498

I - Assets and liabilities
12/31/2014
Projects under joint control and affiliates	Share	Financial, intangible, and fixed assets		Other assets		Loans and financing	Other liabilities	Shareholders’ equity
Brasnorte Transmissora de Energia S.A.	49.71%	277,484		13,734		16,277	51,884	223,057
CEEE-D	32.59%	1,850,160		1,112,005		386,406	2,487,750	88,009
CEEE-GT	32.59%	731,744		2,286,349		434,369	1,139,970	1,443,754
Chapecoense Generation S.A.	40.00%	3,134,622		335,294		1,665,317	893,293	911,306
Cia Hidrelétrica Teles Pires	49.44%	4,459,508		134,736		3,363,629	231,745	998,870
CTEEP	35.23%	1,856,289		5,285,850		572,630	1,404,464	5,165,045
Energética Águas da Pedra S.A	49.00%	773,415		66,340		408,164	43,622	387,969
Enerpeixe S.A.	40.00%	1,644,956		203,243		123,840	334,710	1,389,649
ESBR Participações S.A.	40.00%	20,338,744		1,886,608		11,324,749	3,632,191	7,268,412
Inambari Generation de Energia	19.61%	57		530		-	28	559
Integração Trasmissora de Energia S.A	49.00%	611,931		13,331		181,519	101,545	342,198
Interligação Elétrica do Madeira S.A	49.00%	4,382,731		163,607		2,435,751	566,967	1,543,620
Itaipu	50.00%	37,866,871		4,330,771		33,681,427	8,250,655	265,560
Madeira Energia S.A	39.00%	20,998,021		1,745,534		13,049,395	2,699,260	6,994,900
Manaus Transmissora de Energia S.A.	49.50%	2,368,082		154,180		874,167	541,464	1,106,631
Norte Brasil Transmissora de Energia S.A.	49.00%	3,456,889		69,655		1,276,121	534,632	1,715,791
Norte Energia S.A	34.98%	21,536,053		1,527,473		16,759,221	951,211	5,353,094
Serra do Facão Energia S.A	49.47%	1,979,783		88,407		529,311	1,535,565	3,314
Sistema de Transmissão Nordeste S.A	49.00%	684,561		52,348		180,408	222,961	333,540
Others		1 7.618.999		7,097,495		7 .658.275	6,354,105	1 0.704.114

12/31/2015
Projects under joint control and affiliates	Net operating income	Financial income		Financial expenses		Tax on earnings	Net profit (loss)	Depreciation and amortization
Belo Monte Transmissora de Energia	881,398	55,344	-	(53,783)	-	(8,599)	(18,260)	(52)
Brasnorte Transmissora de Energia S.A.	36,641	1,623	-	(2,473)	-	(9,035)	20,099	-
Chapecoense Generation S.A.	738,792	32,149	-	(143,821)	-	(119,721)	183,166	(34,867)
Companhia Energética Sinop	-	3,362	-	15,052	-	2,491	10,119	(179)
Energética Águas da Pedra S.A.	188,908	5,194	-	(30,325)	-	(7,187)	37,489	(20,430)
Enerpeixe S.A.	435,627	8,389	-	(46,278)	-	(8,150)	170,269	(49,385)
ESBR Participações S.A.	2,412,946	13,446	-	(686,016)	-	348,386	(699,349)	(433,313)
Interligação Elétrica Garanhuns S.A.	279,257	3,105	-	(25,245)	-	(27,667)	53,798	(26)
Interligação Elétrica do Madeira S.A.	610,279	25,100	-	(249,207)	-	(102,072)	240,216	(103)
Intesa - Integração Transmissora de Energia S.A.	92,484	3,701	-	(13,744)	-	(13,408)	51,267	-
Madeira Energia S.A.	2,604,869	161,751	-	(1,128,693)	-	614,983	18,026	(480,611)
Manaus Transmissora de Energia S.A.	174,519	5,064	-	(79,158)	-	(29,656)	52,446	-
Norte Brasil Transmissora de Energia S.A.	340,080	4,357	-	(138,058)	-	(63,807)	113,850	-
Norte Energia S.A	120,653	93,444	-	(86,679)	-	23,886	(40,819)	(6,195)
Santa Vitória do Palmar Holding S.A.	94,618	2,061	-	(88,409)	-	(3,499)	(227,750)	(46,109)
Serra do Facão Energia S.A.	280,164	3,318	-	(272,574)	-	62,402	(135,032)	(43,587)
STN – Sistema de Transmissão Nordeste S.A.	159,741	3,805	-	(28,589)	-	(23,234)	92,806	(111)
Teles Pires Participações	354,316	14,978	-	(184,328)	-	57,671	(188,695)	(57,283)
Transmissora Sul Brasileira de Energia S.A.	73,863	4,407	-	(35,495)	-	(3,442)	(31,964)	(10)
Transmissora Sul Litorânea de Energia S.A.	150,922	2,077		(63,619)		495	(19,026)	-
Chapada do Piauí I Holding S.A.	44,733	265		(44,205)		(1,455)	(19,511)	(12,104)
Chapada do Piauí II Holding S.A.	-	-		(4,590)		0	(4,813)	-
Chuí Holding S.A.	73,031	271		(23,104)		(2,348)	(233,111)	(18,222)
Companhia Energética do Maranhão (CEMAR)	2,738,793	388,912		(368,729)		(79,311)	363,803	(127,052)
Lajeado Energia	489,975	23,351		(67,944)		(26,879)	92,373	(28,767)
CTEEP	1,089,287	121,244		(125,566)		(85,270)	504,430	(7,776)
CEEE-GT	671,279	247,884		(195,384)		66,419	84,947	(26,445)
Energisa MT	3,483,404	255,036		(378,233)		(24,433)	45,246	(118,601)
CEEE-D	3,376,936	460,746		(532,921)		40,766	(514,244)	(58,633)
Others	2,086,060	155,620		(308,281)		(126,743)	331,230	(87,497)

II - Income
12/31/2014
Projects under joint control and affiliates	Net operating income	Financial income	Financial expenses	Tax on earnings	Net profit (loss)	Depreciation and amortization
Amapari Energia S.A.	30,527	1,285	(6,764)	(3,509)	(106,867)	(5,175)
Amazônia Eletronorte Transm. de Energia S.A.	33,051	859	(2,390)	(1,600)	23,217	(244)
Belo Monte Transmissora de Energia S.A.	20,330	1,289	(19)	(134)	(665)	(11)
Brasnorte Transmissora de Energia S.A.	34,847	751	(2,803)	(7,524)	19,435	-
Brasventos Eolo Geradora de Energia S.A.	29,394	1,749	(9,449)	(2,603)	(5,316)	(9,632)
Brasventos Miassaba 3 Geradora de Energia S.A.	46,316	2,556	(9,854)	(3,620)	8,268	(10,879)
CEEE-D	3,700,400	96,043	(96,948)	(56,437)	(445,282)	(61,961)
CEEE-GT	670,957	129,303	(30,738)	95,241	(280,763)	(31,772)
CEMAR	2,484,218	384,315	(477,821)	(65,821)	334,684	(121,769)
Chapecoense Generation S.A.	714,808	33,059	(136,412)	(51,751)	71,617	(62,773)
Cia Hidrelétrica Teles Pires	-	23	(605)	(22,588)	(39,469)	-
Companhia Energética Sinop	-	3,659	(61)	-	(2,333)	-
Construtora Integração Ltda	105,200	358	(1,414)	(12,390)	5,844	-
CTEEP	1,102,788	154,225	(142,334)	(80,475)	379,732	(8,860)
Energética Aguas da Pedra S.A.	196,394	6,371	(33,988)	(4,039)	20,608	(21,066)
Enerpeixe S.A.	433,025	8,784	(36,825)	(11,464)	141,349	(45,279)
ESBR Participações S.A.	754,272	6,294	(183,578)	674,872	(1,153,942)	(123,066)
Inambari Generation de Energia	-	23	-	-	(373)	(15)
Integração Trasmissora de Energia S.A	84,827	4,828	(17,109)	(10,048)	46,983	(3)
Interligação Elétrica do Madeira S.A	532,206	12,827	(163,410)	(62,614)	121,617	-
Itaipu	9,773,571	166,378	(2,209,854)	-	2,931,297	-
Linha Verde Transmissora de Energia S.A.	233,844	6,067	(36,352)	1,887	(112,426)	-
Livramento Holding S.A.	29,910	-	(4,276)	(10,966)	(283,386)	-
Madeira Energia S.A	2,343,960	64,533	(797,759)	6,424	(2,208,060)	(375,533)
Manaus Construtora Ltda	25,964	302	(19)	(8,441)	16,442	-
Manaus Transmissora de Energia S.A.	211,311	4,422	(70,893)	(40,212)	61,142	(4,677)
Norte Brasil Transmissora de Energia S.A.	686,770	1,504	(116,087)	1,135	(3,655)	-
Norte Energia S.A	-	116,122	(115,154)	110,092	(219,394)	(1,394)
Rei dos Ventos 3 Geradora de Energia S.A.	36,108	1,644	(9,987)	(2,423)	213	(9,854)
Serra do Facão Energia S.A	159,838	3,888	(37,674)	15,433	(119,463)	(23,876)
Sistema de Transmissão Nordeste S.A	147,533	3,274	(19,247)	(21,088)	93,908	(122)
Transmissora Matogrossense de Energia S.A.	50,271	2,546	(14,210)	(2,635)	28,870	(85)
Transnorte Energia S.A.	210,839	-	(17)	(8,533)	16,546	(33)
Others	2,672,401	1,130,516	(886,730)	(135,308)	41,993	(60,186)

16.5.1. - Distribution Companies:

a)         Distribuição Alagoas - holds concession for distribution of electricity in all municipalities of the State of Alagoas, under Concession Agreement 07/2001-ANEEL, its main purpose is to plan, build, and explore public service electricity distribution to end consumers. This subsidiary holds negative net current capital of R$ 269,740 (December 31, 2014 - R$ 147,841), accrued losses of R$ 931,925 (December 31, 2014 - R$ 678,710) and unsecured liabilities of R$ 247,656 (R$ 11,075 on December 31, 2014), and it depends on the financial support of the Company.

b)         Distribuição Rondônia - holds concession for distribution of electricity in all municipalities of the State of Rondônia under Concession Agreement 05/2001-ANEEL,. Its main purpose is to plan, build, and explore public service electricity distribution to end consumers. This subsidiary holds negative net current capital of R$ 1,010,468 (December 31, 2014 - R$ 512,717), accrued losses of R$ 1,787,895 (December 31, 2014 - R$ 1,221,058) and unsecured liabilities of R$ 456,558 (on December 31, 2014 - R$ 104,066), and it depends on the financial support of the Company.

c)         Distribuição Piauí - holds concession for distribution of electricity in all municipalities of the State of Piauí under Concession Agreement 04/2001, dated February 12, 2001, executed with ANEEL. Its main activity is electricity distribution. This subsidiary holds negative net current capital of R$ 754,935 (December 31, 2014 - R$ 118,864), accrued losses of R$ 1,966,531 (December 31, 2014 - R$ 1, 403,544) and unsecured liabilities of R$ 701,150 (December 31, 2014 - R$ 141,058), and it depends on the financial support of the Company.

d)         Amazonas D. – its main activities are generation, distribution, and commercialization of electricity in the State of Amazonas. Amazonas Energia generates (2,203.9 MW*) and supplements its needs to serve consumers by buying energy from independent producers. This subsidiary holds net current capital of R$ 2,447,607 (December 31, 2014 - R$ 442,063), accrued losses of R$ 8,971,348 (December 31, 2014 - R$ 7,570,404) and unsecured liabilities of R$ 4,363,598 (December 31, 2014 - R$ 2,962,486). On July 1, 2015, this subsidiary has started in the unbundling process, where electricity generation and transmission activities wree separated from its distribution activities (see Note 1).

e)         Distribuição Roraima - Holds concession under Contract 21/2001 – ANEEL, dated March 21, 2001 and Addendum dated October 14, 2005, for electricity distribution in the municipality of Boa Vista - RR, valid through the end, 2015. This subsidiary holds negative net current capital of R$ 432,232 (December 31, 2014 - R$ 73,865), accrued losses of R$ 1,020,541 (December 31, 2014 - R$ 750,425) and unsecured liabilities of R$ 337,643 (R$ 69,726 on December 31, 2014), and it depends on the financial support of the Company.

f)         Distribuição Acre – holds concession for distribution and commercialization of electricity for the entire State of Acre, under concession agreement 06/2001, signed with the National Electricity Agency (ANEEL) on February 12, 2001, with effective term through July 7, 2015. Supply of electricity for the capital city, Rio Branco, and for the six towns connected to the Rio Branco System, is provided by Eletronorte. The interior of the State, since 1999, under a lease agreement, has been supplied by GUASCOR do Brasil Ltda., as an Independent Energy Producer (PIE), through Isolated Generation Systems. Here it bears mention that electricity supply for the whole State is provided through Thermoelectric to Diesel (100%). This subsidiary holds net current capital of R$ 139,542 (December 31, 2014 - R$ 21,021), accrued losses of R$ 605,232 (December 31, 2014 - R$ 420,461) and unsecured liabilities of R$ 129,683 (R$ 54,906 on December 31, 2014).

g)         Celg-Distribuição – Celg-D - On September 26, 2014, the Company acquired 51% of the ordinary stock of Celg-D, becoming the parent company of Celg-D (see Note 42). Celg-D is a privately held corporation, and holds concession for delivery of electricity; it was established on March 23, 2007. Eletrobras holds 51% of the capital stock, and CELGPAR holds 49%. On December 31, 2015, the Company classified this subsidiary as an asset held for sale, because it met the accounting criteria applicable to such classification (See Note 43).

Celg-D holds concessions for electricity distribution in 237 municipalities, 391 districts and towns in the State of Goiás, with 2,688,902 consumers, covering an area of 336,871 km²*, governed by Concession Agreement No. 63 of August 25, 2000, entered into by and between ANEEL, Celg-D, and the then majority shareholder.

The concession of Celg-D was extended according to the terms of the fifth amendment to the concession contract No. 63/2000 – ANEEL, executed on December 29, 2015, see Note 2.2.

(*) information not audited by independent auditors

16.5.2 - Generation and Transmission Companies:

a)         Eletrobras Termonuclear S.A. - wholly owned subsidiary, its main activity being construction and operation of nuclear power plants, and provision of related engineering services, such activities which are regulated and monitored by the ANEEL. The Company has essentially been performing exploration activities for the Angra 1 and Angra 2 plants, with rated power of 1,990 MW*, as well as construction of the Angra 3 plant. Beginning on January 1, 2013, electricity generated by the subsidiary was rated between all concessionaires, permit-holders, or other entities authorized for public utility distribution in the National Interconnected System (SIN), according to the methodology established Regulatory Resolution No. 530, published on December 21, 2012 by ANEEL, for calculation of the annual quotas/portions corresponding to the energy from the Angra 1 and Angra 2 power plants and the conditions for sale of that energy, as per Article 11 of Law No. 12.111/2009. The subsidiary has a negative net current capital of R$ 241,869 (December 31, 2014 –R$ 1,127,268), accrued losses of R$ 6,877,187 (as of December 31, 2014 – R$  1,759,129); and unsecured liabilities of R$ 351,588 (shareholders’ equity as of December 31, 2014 – R$  4,796,475), and depends upon the financial support granted by the Company.

b)         Eletrosul Centrais Elétricas S.A. - its main purpose is transmission and generation of electricity directly or through holdings in Specific Purpose Companies. The Company performs studies, projects, construction, operation, and maintenance of facilities for electricity transmission and generation systems, such activities which are regulated.

c) Companhia Hidro Elétrica do São Francisco - CHESF - electricity utility concessionaire whose purpose is to generate, transmit, and commercialize electricity. Its generation and hydrothermal system predominantly uses hydroelectric plants, which account for 97% of total production. CHESF operations in electricity generation include 14 hydroelectric plants and 1 thermoelectric plant, for a total installed power of 10,615 MW*, and in the transmission activity the system is comprised of 115 substations and 19,669 Km* of high tension lines.

On December 31, 2015, procedures required for effective removal of CTEEP as shareholder of SPE Extremoz Transmissora do Nordeste - ETN S.A. were concluded before the regulating agency – ANEEL. Thus, the subsidiary Chesf now holds 100.0% of shares of Extremoz.

In the end of 2015, Chesf acquired shareholding control of SPE Tamanduá Mirim 2 Energia S.A., part of the Complexo Eólico Pindaí III, upon final dilution of the shareholding position of Sequoia Capital Ltda. in this enterprise.

Thus, the Subsidiary Chesf now holds 83.01% of the shares of this enterprise.

d)   Centrais Elétricas do Norte do Brasil S.A. - Eletronorte - public utility electricity concessionaire, controlled by the Company, with operations primarily in the State of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia, Roraima, and Tocantins. The operations of the Company with electricity generation include 4 hydroelectric plants, with installed capacity of 8,860.05 MW* and 6 thermoelectric plants, with capacity of 479.97 MW*, giving an installed capacity of 9,340.02 MW*. Electricity transmission is made using a system comprised of 9,287.13 Km* of transmission lines, 45 substations in the National Interconnected System (SIN), 695.89 Km* of transmission lines, 10 substations in the isolated system, totaling 9,983.02 Km* of transmission lines and 55 substations.

e) Furnas Centrais Elétricas S.A. (FURNAS) - this Company subsidiary acts in generation, transmission, and commercialization, predominantly in the region covered by the Federal District and the States of São Paulo, Minas Gerais, Rio de Janeiro, Paraná, Espírito Santo, Goiás, Mato Grosso, Pará, Tocantins, Rondônia, Rio Grande do Sul, Santa Catarina, Rio Grande do Norte, Ceará, and Bahia, in addition to holding stakes in Specific Purpose Companies. The electricity production system operated by Furnas is comprised of 10 wholly owned hydroelectric plants, 2 hydroelectric plants in partnership with private enterprise, with an installed capacity of 8,327 MW*, and 2 thermoelectric plants with 962 MW* of capacity, totaling 9,289 MW*.

f)          Companhia de Geração Térmica de Energia Elétrica – CGTEE – its main company purpose is to conduct studies, plans, construction, and operation of facilities for electricity transmission and generation systems, such activities which are regulated. The Company holds generation concessions for the following thermoelectric plants: Presidente Médici Plant, Phases A and B, located in the municipality of Candiota; São Jerônimo Plant, located in the municipality of São Jerônimo; and the NUTEPA Plant, located in the municipality of Porto Alegre, all in the State of Rio Grande do Sul. This subsidiary has negative net current capital of R$ 599,918 (December 31, 2014 – R$ 392,282).

On December 31, 2014, CGTEE showed accrued losses of R$ 2,017,708, this after accrued losses of R$  1,369,341 reported on December 31, 2014. The statement of earnings established unsecured liabilities of R$  1,210,628 (unsecured liabilities of R$ 553,052 on December 31, 2014).

Given the current scenario, CGTEE is in negotiations with Eletrobras to determine actions in order to allow technical and financial recovery, and depends on the financial support by Eletrobras for operational maintenance, as well as for any future investments which are necessary.

(g) Amazonas GT. – its main activities are power generation and transmission in the State of Amazonas. The subsidiary has negative net current capital of R$ 517,988, shareholders’ equity of R$ 192,667 and accrued loss of R$ 243,206 and depends on the financial support of the Company. On July 1, 2015, the subsidiary was incorporated as subsidiary of Amazonas D, due to unbundling process of Amazonas Energia (see Note 1).

(*) information not audited by independent auditors

16.5.3 - Other Companies

a)         Companhia Energética do Maranhão - CEMAR - electricity utility concessionaire, which plans, constructs, and explores electricity sub-transmission, transformation, distribution, and commercialization systems.

The Company holds concessions for electricity distribution in 217 municipalities in the State of Maranhão, under Concession Agreement No. 60 of August 28, 2000, executed with ANEEL, which remains effective through August 2030, and can be extended for another 30-year period.

b)         Eletrobras Participações S.A. – Eletropar - Company subsidiary with company purpose of investment in other companies. On December 15, 2015, the General Meeting of Creditors of Eletronet S.A., where Eletropar is shareholder, deliberated for the settlement of Eletronet obligations, requesting a judicial statement of extinction of obligations and end of bankruptcy, with resumption of the regular course of activities and production of other applicable effects.

c)          Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT – a publicly traded company whose majority shareholder is the State of Rio Grande do Sul, through the Companhia Estadual de Energia Elétrica Participações - CEEE-Par, which holds 65.92% of the total capital stock. The Concessionaire has as its purpose to explore electricity production and transmission systems.

d)         Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D – a publicly traded company whose majority shareholder is the State of Rio Grande do Sul, through the Companhia Estadual de Energia Elétrica Participações - CEEE-Par, which holds 65.92% of the total capital stock. The Concessionaire has as its purpose the distribution of electricity in 72 municipalities of Rio Grande do Sul, serving some 4 million consumer units.

e)         Companhia Transmissão de Energia Elétrica Paulista - CTEEP - a publicly traded company authorized to operate as electricity utility concessionaire, having as its main activities the planning, construction, and operation of electricity transmission systems.

f)          Centrais Elétricas do Pará S.A. - CELPA – publicly traded company, under equity control of Equatorial Energia S.A. (Equatorial), which operates in the distribution and generation of electricity in the State of Pará, serving consumers in 143 municipalities, pursuant to Concession Agreement 182/1998, signed on July 28, 1998, with period of concessions of 30 years, and expiration on July 28, 2028. In addition to the distribution agreement, CELPA holds Generation Concession Agreement 181/98 for 34 Thermoelectric Plants, 11 which it owns and 23 which belong to third parties, for exploration of electricity generation for a period of 30 years, with expiration on July 28, 2028, renewable for an additional 30-year period. As of December 31, 2015, this subsidiary had net current capital of R$ 350,275 (December 31, 2014 – negative net current capital of R$ 175,224), the result determined a net equity of R$ 1,844,970 (as of December 31, 2014 – R$ 728,437) and accrued profit of R$ 392,340 (as of December 31, 2014 – accrued losses – R$ 392,340).

All debts owed by the subsidiary through the date of resolution on its petition for judicial recovery, even those not yet due, with all legal exceptions, must be paid according to the judicial recovery plan approved on September 1, 2012 during a general meetings of creditors.

g)         Empresa Metropolitana de Águas e Energia S.A. – EMAE - the concessionaire of a hydroenergy complex located in Alto Tietê, centered on the Henry Borden Hydroelectric Plant. EMAE also has the UHE Rasgão and the UHE Porto Góes, both on the Tietê River. In the Paraíba Valley, municipality of Pindamonhangaba, UHE Isabel is installed, which is currently not operating. On December 31, 2015, this subsidiary had net current capital of R$ 112,812 (December 31, 2014 – R$ 116,473).

h)         Centrais Elétricas Matogrossenses S.A.- CEMAT - a publicly traded company under the equity control of Energisa, S.A., acting in the electricity distribution area, in addition to generation using thermal plants to serve isolated systems in its concession area, which covers the State of Mato Grosso, serving consumers in 141 municipalities. Pursuant to Concession Agreement 03/1997, signed on December 11, 1997, the concession term is for 30 years, with expiration on December 11, 2027, renewable for an additional 30-year period. In addition to the distribution agreement, the Company has Generation Concession Agreement 04/1997, for 2 Thermoelectric Plants with their respective associated substations, with expiration on December 10, 2027.

i)            Norte Energia S.A. – a specific purpose company, privately held, with the purpose of conducting all activities necessary for installation, operation, maintenance, and exploration of the Belo Monte Hydroelectric Plant (UHE Belo Monte) on the River Xingu, located in the State of Pará, and of the facilities for transmission with interest restricted to the generating plant. The Company holds 49.98% of the capital stock of Norte Energia. This subsidiary has spent significant sums on costs for organization, development and pre-operation, which, according to estimates and projections, should be absorbed by revenue from future operations. The subsidiary will need financial resources from its shareholders and from third parties in significant amounts in order to complete its Hydroelectric Plant. On December 31, 2015, the subsidiary had negative net current capital of R$ 359,526 (December 31, 2014- net current capital of R$ 175,280).

j)            Madeira Energia S.A. – a privately held company, incorporated on August 27, 2007, with the purpose of construction and exploration of the Santo Antonio Hydroelectric Plant located along the River Madeira, municipality of Porto Velho, State of Rondônia, and of its Associated Transmission System. The Company holds 39% of the capital stock of Madeira Energia. The subsidiary is incurring expenses for development of the project for construction of the Santo Antonio Hydroelectric Plant, which, according to financial projections prepared by its administration, should be absorbed by future revenue from operations.

On December 31, 2015, the subsidiary Madeira Energia S.A. (MESA), in which Furnas holds a 39% stake, had net current liabilities totaling R$ 543,238,000. In order to correct its negative current capital, the subsidiary enjoys financial support from its shareholders. Part of the financial status of MESA is affected by recognition of a provision for losses on the part of the expected value of revenue from reimbursable expenditures with the Consórcio Construtor Santo Antônio (CCSA).

This receivable originated from the signing of the 2nd addendum to the Concession Agreement with the ANEEL, based on submission of a timeline for commercial operations by the CCSA, anticipating, for the second time, the launch of operations of the generating units, such commitment being signed then, as part of the Contract for Installation of the Santo Antonio UHE and the “Terms and Conditions”. However, this timeline was not fully met, meaning that the net result of this calculation generates for MESA a right to compensation with the CCSA.

In order to calculate this reimbursable expenditure, the CCSA requested application of Clause 31.1.2.1.1 of the EPC Contract, which presents a contractual limit of R$ 122.00/MWh for transfer of the cost for purchase of energy. In light of this consideration, the MESA Administration conducted, during the fiscal year ending on December 31, 2014, additional review, including various legal aspects, changing its estimate as to the realizable value of the asset (the above-mentioned right to be refunded by CCSA). As such, for the total value of the reimbursable expenditure of R$ 1,509,441, a provision was recorded for losses updated by December 31, 2015 as R$ 678,551 (R$ 678,551 on December 31, 2014), reflecting the expected value to be received of R$ 830,890 (R$ 756,227 on December 31, 2014).

In order to solve questions regarding the use of the contractual limit considered in the calculation of part of the net results of anticipation of the go-live schedule of the plant, provided for in the second Amendment to the Concession Contract executed with the National Agency of Energy (“ANEEL”), which gave rise to the impairment, the Subsidiary has requested, before the International Chamber of Commerce (“ICC”), the filing of an arbitral procedure against CCSA, and such procedure is subject to confidentiality terms, under the terms in the Rules of Arbitration of the ICC. On December 31, 2015, the procedure waits for the creation of the arbitral tribunal.

MESA and CCSA are in talks to formalize an agreement regarding the method and term for settlement of the dispute.

The Board of Directors, during meeting No. 002/452, recommended that Furnas take the necessary actions in the appropriate government spheres, in order to preserve the debts owed by CCSA to SAESA, so as to review the damages to SPE, and as such, the effects for Furnas, given its equity stake in SPE.

k)          ESBR Participações S.A. (ESBRP) – ESBR Participações S.A. (“ESBRP”), a privately held company, has its sole company purpose investment in the Specific Purpose Company (SPE) called Energia Sustentável do Brasil S.A. (“ESBR”), which holds the concessions for use of public good for exploration of the Jirau Hydroelectric Plant, currently being constructed on the Madeira River in the State of Rondônia. The Company holds 40% of ESBRP capital. On December 31, 2015, the subsidiary had negative net current capital of R$ 513,443 (December 31, 2014 – R$ 212,793), accrued losses of R$ 2,112,648 (December 31, 2014 – R$ 1,413,299) and shareholders’ equity of R$ 7,019,063 (December 31, 2014 – R$ 7,268,412).

l)          Interligação Elétrica do Madeira S.A. (IEMadeira) - IEMadeira was incorporated on December 18, 2008 with the purpose of exploring the concession for public utility electricity transmission, particularly the transmission lines and substations connected to Lots D and F from Tender No. 007/2008 of ANEEL:

The Porto Velho - Araraquara transmission line entered into commercial operation on August 1, 2013. The Inverting and Correcting stations entered into commercial operation on May 12, 2014. The company holds 49% of IE Madeira capital.

m)        Manaus Transmissora de Energia S.A. - Manaus Transmissora de Energia S.A. is a privately held company, incorporated on April 22, 2008, with the specific purpose of exploring public utility concessions for electricity transmission, provided by way of installation, operation, maintenance, and construction of transmission installations for the Brazilian interconnected electrical system, according to the standards established in legislation and regulations in effect.

The SPE holds concession for construction, operation, and maintenance of transmission installations for 500 kV* Oriximiná/Cariri CD, SE Itacoatiara 500/138 kV*, and SE Cariri 500/230kV* Transmission Line.

The concession agreement was signed on October 16, 2008 for a period of thirty years; operating activities began in 2013.

The Company holds 49.50% of the capital from Manaus Transmissora de Energia S.A.

(*) information not audited by independent auditors.

16.5.4.– Companies under Management

a)          Companhia de Eletricidade do Amapá - CEA - on November 12, 2012, the Company signed a memorandum of understanding, seeking to participate in the financial restructuring process of the company Companhia de Eletricidade do Amapá - CEA.

The Company and the Government of the State of Amapá entered into a Shareholders Agreement and a Management Agreement on September 12, 2013, seeking to achieve economic/financial recovery of CEA which, after implementation in full, offers the option for purchase by the Company of equity control of the recovered company. To this end, the Company assumes executive management of CEA, through its majority representation on the Board of Directors, and through indication of two members of the Executive Board of CEA, which will subsequently be replaced by professionals contracted from the market.

In this process, the Government of the State of Amapá obtained financing from the Federal Government, in order to settle debts of CEA with the Eletrobras System and other providers, in addition to preparing a Contingency Plan that will be forwarded for approval by ANEEL.

b)          Companhia Energética de Roraima - CERR - on November 26, 2012, the Company signed a memorandum of understanding, seeking to participate in the financial restructuring process of the company Companhia Energética de Roraima - CERR. This process establishes that the Company may assume control of CERR through acquisition of equity control of the company.

The Company and the Government of the State of Roraima initially entered into a Shareholders Agreement and a Management Agreement, respecting the necessary authorizations, seeking to achieve economic/financial recovery of CERR which, after implementation in full, offers the option for purchase by the Company of equity control of the recovered company. To this end, the Company assumes executive management of CERR, through its majority representation on the Board of Directors, and through indication of two members of the Executive Board of CERR, which will subsequently be replaced by professionals contracted from the market.

In this process, the Government of the State of Roraima obtained financing, in order to settle debts of CERR with the Eletrobras System and other providers, in addition to preparing a Contingency Plan that will be forwarded for approval by ANEEL.

16.5.5. - Specific Purpose Entities

During recent years, the Eletrobras System Companies have formalized investments in partners for projects with private business, where the Company serves as a minority shareholder, while retaining preferential shares. These projects seek to involve the Company in the electricity generation and transmission sector, and their values are reflected under Assets - Investments.

In this same regard, considering the need to expand investment in the Electricity Sector, the companies controlled by the Company hold stakes, also as minority shareholders, with ordinary shares, in various companies with concession to provide electricity services, classified under Assets - Investments. The most significant investments whereby the Company and its subsidiaries hold stakes in specific purpose companies are the following:

Investments on Subsidiaries under Joint Control

Name	Purpose	Company	% Share	Other shareholders	% share	Status	Office

Sistema de Transmissão Nordeste - STN	Transmission	Chesf	49%	Alusa	51%	In operation	Brazil

	Construction
Manaus Construtora Ltda.	-	Chesf	19.5%	Abengoa Holding	50.5%	In operation	Brazil
	Transmission
		Eletronorte	30%

				GDF Suez Energy
Energia Sustentável do Brasil - ESBR		Chesf	20%	Latin America	40%	In operation	Brazil
	Generation -			Ltda.
	UHE Jirau	Eletrosul	20%	Mizha Participações S.A	20%

Intesa- Integração Transmissora de Energia	Transmission	Chesf Eletronorte	12% 37%	FIP	51%	In operation	Brazil

Interligação Elétrica do Madeira S.A	Transmission	Chesf Furnas	24.5% 25%	CTEEP	51%	In operation	Brazil

TDG - Transmissora Delmiro Gouveia S.A	Transmission	Chesf	49%	ATP Engenharia Ltda	51%	Pre-operation	Brazil

Norte Energia S.A	Generation - UHE Belo Monte	Chesf Eletronorte Eletrobras	15% 19.98% 15%	Petros Outros	10% 39.77%	Pre-operation	Brazil

Empresa Transmissora do Alto Uruguai - ETAU	Transmission	Eletrosul	27.4%	TAESA DME Energetica CGTEE -GT	52.6% 10% 10%	In operation	Brazil

Enerpeixe S.A.	Generation - UHE Peixei Angical	Furnas	40%	EDP	60%	In operation	Brazil

Norte Brasil Transmissora de Energia S.A	Transmission	Eletronorte	49%	Abengoa Concessions Brasil Holding S.A	51%	In operation	Brazil

Investments on Subsidiaries under Joint Control

Name	Purpose	Company	% Share	Other shareholders	% share	Status	Office

Fronteira Oeste Trasnmissora de Energia S.A	Transmission	Eletrosul	51%	CEEE-GT	49%	In operation	Brazil

Amazônia Eletronorte Transmissora de Energia	Transmission	Eletronorte	49%	Bimetal	26.99%	In operation	Brazil
				Alubar	10.76%
				Linear	13.25%

Amapari Energia S.A	Generation - UTE Serra do Navio	Eletronorte	49%	MPX Energia S.A	51%	In operation	Brazil

Brasnorte Transmissora de Energia S.A.	Transmission	Eletronorte	49.71%	Taesa	38.7%	In operation	Brazil

Companhia Transudeste de Transmissão	Transmission	Furnas	25%	Alusa	41%	In operation	Brazil
				Cemig	24%
				EATE	10%

Companhia Transirapé de Transmissão	Transmission	Furnas	24.5%	Alusa	41%	In operation	Brazil
				Cemig	24%
				EATE	10%

Chapecoense	Generation - UHE Foz do Chapecó	Furnas	40%	CPFL	51%	In operation	Uruguay
				CEEE-GT	9%

Serra do Facão Energia	Generation - UHE Serra do Facão	Furnas	49.47%	Alcoa Alumínio	34.97%	In operation	Brazil
				DME Energética	10.08%
				Camargo Corrêa	5.48%

Retiro Baixo	Generation - Retiro Baixo	Furnas	49%	Orteng	25.5%	In operation	Brazil
				Arcadis Logos	25.5%

Baguari Energia	Generation - UHE Baguari	Furnas	30.62%	Cemig	69.38%	In operation	Brazil

Companhia de Transmissão Centroeste de Minas	Transmission	Furnas	49%	Cemig	51%	In operation	Brazil

Transenergia Renovável S.A.	Transmission	Furnas	49%	Malucelli	51%	In operation	Brazil

Eólicas Junco I, Junco II, Caiçara I e Caiçara II	Transmission	Chesf	49%	Empresa Francesa Votalia	51%	Pre-operation	Brazil

Complexo Sento Sé I	Generation - EOL Pedra Branca, EOL São Pedro do Lago, EOL Sete Gameleiras	Chesf	49%	Brennand Energia	51%	In operation	Brazil

Iterligação Elétrica Garanhuns S.A	Transmission	Chesf	49%	CTEEP	51%	Pre-operation	Brazil

Chuí Holding	Generation - Parque Eólico	Eletrosul	49%	Rio Bravo	51%	In operation	Brazil

Livramento	Generation - Cerro Chato IV, V, VI, Ibirapuitã	Eletrosul	52.5%	Rio Bravo	41%	In operation	Brazil
				Elos	6.5%

Santa Vitória do Palmar	Generation - Verace I ao X	Eletrosul	49%	Rio Bravo	51%	In operation	Brazil

TSBE - Transmissora Sul Brasileira de Energia S/A	Transmission	Eletrosul	80%	Copel	20%	In operation	Brazil

TSLE - Transmissora Sul Litorânia de Energia S.A	Transmission	Eletrosul	51%	CEEE	49%	In operation	Brazil

Marumbi Transmissora de Energia S.A	Transmission	Eletrosul	20%	Copel	80%	In operation	Brazil

Costa Oeste Transmissora de Energia	Transmission	Eletrosul	49%	Copel - 51%	51%	In operation	Brazil

Teles Pires Participações S.A	Generation - UHE Teles Pires	Eletrosul	24.7%	Neoenergia	50.6%	In operation	Brazil
		Furnas	24.7%

Investments on Subsidiaries under Joint Control

Name	Purpose	Company	% Share	Other shareholders	% share	Status	Office

Transmissora Matogrossense de Energia S.A.	Transmission	Eletronorte	49%	Alupar	46%	In operation	Brazil
				Mavi	5%

Construtora Integração	Transmission	Eletronorte	49%	Abengoa	51%	In operation	Brazil

Transnorte Energia S.A.	Transmission	Eletronorte	49%	Alupar	51%	Pre-operation	Brazil

Brasvento Eolo Geradora Energia	Generation - EOL Rei dos Ventos	Eletronorte	24.5%	J.Malucelli	51%	In operation	Brazil
		Furnas	24.50%

Brasventos Miassaba 3 Geradora	Generation - EOL Miassaba 3	Eletronorte	24.5%	J.Malucelli	51%	Pre-operation	Brazil
		Furnas	24.5%

Rei dos Ventos 3 Geradora	Generation - EOL Rei dos Ventos 3	Eletronorte	24.5%	J.Malucelli	51%	Pre-operation	Brazil
		Furnas	24.5%

Luziânia – Niquelândia Transmissora S.A.	Transmission	Furnas	49%	State Grid Corporation of China	51%	Pre-operation	Brazil

Caldas Novas Transmissão	Transmission	Furnas	49.9%	Desenvix	22.5%		Brazil
				Santa Rita	12.5%
				CEL	12.52%

Goiás Trasnmissão S.A	Transmission	Furnas	49%	Bogotá	51%	In operation	Brazil

Madeira Energia S.A	Generation - UHE Santo Antônio	Furnas	39%	Odebrecht Energia	18.6%	In operation	Brazil
				Andrade Gutierrez	12.4%
				Cemig	10%
				FIP	20%

MGE - Transmissão	Transmission	Furnas	49%	Desenvix	20%	In operation	Brazil
				J.Malucelli Energia	31%

Triângulo Mineiro Transmissora S.A.	Transmission	Furnas	49%	FIP - 51%	51%		Brazil

Paranaíba Transmissora de Energia S.A.	Transmission	Furnas	24.5%	Copel	24.5%	In operation	Brazil
				State Grid	51%

Central Eólica Famosa I	Generation - Parque Eólico Famosa I	Furnas	49%	PF Participações Ltda	51%	Pre-operation	Brazil

Central Eólica Pau Brasil	Generation - Parque Eólico Pau Brasil	Furnas	49%	PF Participações Ltda	51%	Pre-operation	Brazil

Central Eólica Rosada	Generation - Parque EOL Rosada	Furnas	49%	PF Participações Ltda	51%	Pre-operation	Brazil

Central Eólica de São Paulo	Generation - Parque EOL Rosada	Furnas	49%	PF Participações Ltda	51%	Pre-operation	Brazil

Vale do São Bartolomeu	Transmission	Furnas	39%	FIP	51%	Pre-operation	Brazil
				CELG GT	10%

Punaú I	Generation - EOL Punaú I	Furnas	49%	FIP	50.99%	Pre-operation	Brazil
				CGE Punaú I	0.01%

Carnaúba I	Generation - EOL Carnaúba I	Furnas	49%	FIP	50.99%	Pre-operation	Brazil
				CGE Carnaúba I	0.01%

Carnaúba II	Generation - EOL Carnaúba II	Furnas	49%	FIP	50.99%	Pre-operation	Brazil
				CGE Carnaúba II	0.01%

Investments on Subsidiaries under Joint Control

Name	Purpose	Company	% Share	Other shareholders	% share	Status	Office

Carnaúba III	Generation - EOL Carnaúba III	Furnas	49%	FIP	50.99%	Pre-operation	Brazil
				CGE Carnaúba III	0.01%

Carnaúba V	Generation - EOL Carnaúba V	Furnas	49%	FIP	50.99%	Pre-operation	Brazil
				CGE Carnaúba V	0.01%

Cervantes I	Generation - EOL Cervantes I	Furnas	49%	FIP	50.99%	Pre-operation	Brazil
				CGE Cervantes I	0.01%

Cervantes II	Generation - EOL Cervantes II	Furnas	49%	FIP	50.99%	Pre-operation	Brazil
				CGE Cervantes II	0.01%

Bom Jesus	Generation - EOL Bom Jesus	Furnas	49%	FIP	51%	Pre-operation	Brazil

Cachoeira	Generation - EOL Cachoeira	Furnas	49%	FIP	51%	Pre-operation	Brazil

Pitimbu	Generation - EOL Pitimbu	Furnas	49%	FIP	51%	Pre-operation	Brazil

São Caetano I	Generation - EOL São Caetano I	Furnas	49%	FIP	51%	Pre-operation	Brazil

São Caetano	Generation - EOL São Caetano	Furnas	49%	FIP	51%	Pre-operation	Brazil

São Galvão	Generation - EOL São Galvão	Furnas	49%	FIP	51%	Pre-operation	Brazil

Companhia Energética Sinop S.A	Generation - UHE Sinop	Eletronorte	24.5%	FIP	51%	Pre-operation	Brazil
		Furnas	25%

Belo Monte Transmissora de Energia S.A	Transmission	Eletronorte	24.5%	State Grid Brazil Holding (SGBH)	51%	Pre-operation	Brazil
		Furnas	24.5%

Três Irmãos	Generation - UHE Três Irmãos	Furnas	49.9%	Fundo de Investimento em Participações Constantinopla	50.1%	Pre-operation	Brazil

São Manoel	Generation - UHE São Manoel	Furnas	33.3%	CWEI (Brasil) Participações	33.3%	Pre-operation	Brazil
				EDP Brasil	33.4%

Itaguaçu da Bahia	Generation - EOL Itaguaçu da Bahia	Furnas	49%	Salus Fundo de Investimento	49%	Pre-operation	Brazil
				Casa dos Ventos Energia Renovável	2%

Complexo Sento Sé II	Generation - EOL Baraúnas I; Morro Branco I e Mussambê	Chesf	49%	Brennand Energia S.A	50.9%	In operation	Brazil
				Brennand Energia Eólica	0.1%

Complexo Sento Sé III	Generation - EOL Baraúnas II e Banda de Couro	Chesf	49%	Brennand Energia S.A	50.9%	In operation	Brazil
				Brennand Energia Eólica	0.1%

Investments on Subsidiaries under Joint Control

Name	Purpose	Company	% Share	Other shareholders	% share	Status	Office

Complexo Chapada do Piauí I	Generation - EOL Ventos de Santa Joana IX ao XIII; XV e XVI	Chesf	49%	ContourGlobal do Brasil Holding	36%	In operation	Brazil
				Salus - Fundo de Investimento em Participações	14.9%
				Ventos Santa Joana Energias	0.1%

Complexo Chapada do Piauí II	Generation - EOL Ventos de Santa Joana I, III ao V, VI e Ventos Santo Augusto IV	Chesf	49%	ContourGlobal do Brasil Holding	46%	In operation	Brazil
				Salus - Fundo de Investimento em Participações	4.9%
				Ventos Santa Joana Energias	0.1%

Complexo Serra das Vacas	Generation - EOL Serra das Vacas I - IV	Chesf	49%	PEC Energia	51%	In operation	Brazil

Transenergia São Paulo	Transmission	Furnas	49%	J.Malucelli	51%	In operation	Brazil

Lago Azul Transmissora	Transmission	Furnas	49.9%	Celg Generation e Transmissão	50.1%	In operation	Brazil

Mata de Sta. Genebra Transmissora	Transmission	Furnas	49.9%	Copel Generation e Transmissão	50.1%	In operation	Brazil

Energia Olímpica	Transmission	Furnas	49.9%	Light S.A	50.1%	Pre-operation	Brazil

Manaus Transmissora de Energia S.A	Transmission	Eletronorte	30%	Abengoa Concessions Brasil Holding	50.5%	In operation	Brazil
		Chesf	19.5%

Inambari	UHE Inambari	Furnas	19.6%	OAS	51%	Suspended	Brazil/Peru
		Eletrobras	29.4%

Companhia Transleste de Transmissão	Transmission	Furnas	25%	Alusa	41%	In operation	Brazil
				Cemig	24%
				EATE	10%

(*) Information not reviewed by independent auditors.

16.6 – Stocks in guarantee

Taking into consideration the fact that the Company has several pending judicial proceedings in which it stands as defendant (See Note 31), stocks are offered in guarantee, in the appeals of these judicial proceedings, which represent 8.60% (7.25% on December 31, 2014) of the total investment portfolio, as follows:

PARENT COMPANY
12/31/2015
EQUITY	INVESTMENT VALUE	BLOCKING PERCENTAGE	BLOCKED INVESTMENT

CTEEP	924,185	99.55%	920,026
EMAE	296,828	100.00%	296,828
CESP	87,023	98.32%	85,561
AES TIETE	437,532	100.00%	437,532
COELCE	196,429	51.36%	100,886
CGEEP	17,662	100.00%	17,662
ENERGISA MT	385,318	89.06%	343,164
CELPA	42,379	100.00%	42,379
CELPE	28,859	100.00%	28,859
CEEE - GT	448,274	100.00%	448,274
CELESC	41,513	96.26%	39,960
ENERGISA	124,104	90.29%	112,054
CEMAR	653,419	97.62%	637,868

SUBTOTAL	3,683,525	8.60%	3,511,053

NOTE 17 - PP&E

The items under PP&E relate primarily to infrastructure for electricity generation under non-extended concession, pursuant to the terms of Law No. 12,783/13.

The property that comprises the PP&E of the Company, listed and identified as public utility concession assets, cannot be sold or given in guarantee to third parties.

Special Obligations (obligations relating to concessions) correspond to funds received from consumers with the purpose of contributing to the execution of the expansion projects necessary to meet electricity supply requests and are allocated to the corresponding projects. The assets acquired with the corresponding funds are recorded under the PP&E of the Company, pursuant to the provisions established by ANEEL. By virtue of the nature of these contributions, they do not represent effective financial obligations, as they will not be returned to the consumers.

	CONSOLIDATED

	12/31/2015

	Gross value	Accumulated depreciation	Obligations linked to the Concession	Impairment (a)	Net Value
In service
Generation	46,003,180	(21,740,065)	(633,602)	(8,684,088)	14,945,425
Management	2,444,828	(1,445,137)	(25,518)	-	974,173
Distribution	1,398,468	(441,647)	-	-	956,821

	49,846,476	(23,626,849)	(659,120)	(8,684,088)	16,876,419
Underway
Generation	11,870,318	-	-	-	11,870,318
Management	799,908	-	-	-	799,908

	12,670,226	-	-	-	12,670,226

	62,516,702	(23,626,849)	(659,120)	(8,684,088)	29,546,645

	CONSOLIDATED

	12/31/2014

	Gross value	Accumulated depreciation	Obligations linked to the Concession	Impairment (a)	Net Value
In service
Generation	43,466,067	(19,292,806)	(455,808)	(3,087,676)	20,629,777
Management	2,396,287	(1,302,019)	(26,927)	-	1,067,341
Distribution	1,398,468	(383,950)	-	-	1,014,518

	47,260,822	(20,978,775)	(482,735)	(3,087,676)	22,711,636

Underway
Generation	7,742,886	-	-	-	7,742,886
Management	713,710	-	-	-	713,710

	8,456,596	-	-	-	8,456,596

	55,717,418	(20,978,775)	(482,735)	(3,087,676)	31,168,232

Adjustments in PP&E

	CONSOLIDATED
	Balance on 12/31/2014	Additions	Transfers	Deductions	Reclassification of Financial Asset (Unbundling)	Reclassification of Intangible (Unbundling)	Balance on 12/31/2015
Generation / Trade

In service	43,466,067	886	776,531	(304,835)	1,349,221	715,310	46,003,180

Accrued depreciation	(19,292,806)	(1,226,683)	(10,486)	57,138	(914,576)	(352,652)	(21,740,065)

Underway	7,742,886	3,908,372	(804,186)	(54,567)	1,022,207	55,606	11,870,318
Provision for recovery of assets (impairment) (a)	(3,087,676)	(5,729,304)	-	167,261	-	(34,369)	(8,684,088)

Special Obligations Linked to the Concession	(455,808)	-	(86,113)	4,084	(87,157)	(8,608)	(633,602)

	28,372,663	(3,046,729)	(124,254)	(130,919)	1,369,695	375,287	26,815,743

Distribution
Lease	1,398,468	-	-	-	-	-	1,398,468

Accrued depreciation	(383,950)	(57,697)	-	-	-	-	(441,647)

	1,014,518	(57,697)	-	-	-	-	956,821
Management
In service	2,396,288	24,358	34,701	(10,519)	-	-	2,444,828

Accrued depreciation	(1,302,020)	(132,790)	(22,854)	12,527	-	-	(1,445,137)

Underway	713,710	206,275	(84,236)	(35,841)	-	-	799,908

Special Obligations Linked to the Concession	(26,927)	-	-	1,409	-	-	(25,518)

	1,781,051	97,843	(72,389)	(32,424)	-	-	1,774,081

TOTAL	31,168,232	(3,006,583)	(196,643)	(163,343)	1,369,695	375,287	29,546,645

	CONSOLIDATED
	Balance on 12/31/2013 Resubmitted	Additions	Transfers	Deductions	Acquisition of subsidiary	Balance on 12/31/2014
Generation / Trade

In service	41,832,824	2,694	1,549,753	80,796	-	43,466,067

Accrued depreciation	(18,140,950)	(1,190,061)	(5,887)	44,092	-	(19,292,806)

Underway	7,059,539	2,594,000	(1,798,121)	(112,532)	-	7,742,886
Provision for recovery of assets (impairment) (a)	(2,699,425)	(731,552)	22,273	321,028	-	(3,087,676)

Special Obligations Linked to the Concession	(460,289)	-	-	4,481	-	(455,808)

	27,591,699	675,081	(231,982)	337,865	-	28,372,663

Distribution

Lease	1,398,468	-	-	-	-	1,398,468

Accrued depreciation	(326,310)	(57,640)	-	-	-	(383,950)

	1,072,158	(57,640)	-	-	-	1,014,518
Management

In service	2,112,331	111,902	87,572	(31,768)	116,251	2,396,288

Accrued depreciation	(1,179,851)	(148,973)	(20,889)	47,693	-	(1,302,020)

Underway	679,380	93,262	(78,532)	(12,601)	32,201	713,710

Special Obligations Linked to the Concession	(28,212)	-	-	2,927	(1,642)	(26,927)

	1,583,648	56,191	(11,849)	6,251	146,810	1,781,051

TOTAL	30,247,505	673,632	(243,831)	344,116	146,810	31,168,232

(a) See note 20 –Recoverable Value of Long-Term Assets and Note 42 – Operating Provisions (reversions)

Average rate of depreciation and accumulated depreciation:

	CONSOLIDATED
	12/31/2015		12/31/2014
	Average depreciation rate	Accrued depreciation	Average depreciation rate	Accrued depreciation
Generation
Hydraulic	2.30%	15,191,209	2.46%	13,156,910
Nuclear	3.33%	4,048,041	3.33%	3,701,375
Thermal	3.80%	2,418,294	2.43%	2,350,124
Wind	6.88%	81,935	4.00%	62,051
Trade	3.16%	586	3.15%	22,346

		21,740,065		19,292,806
Distribution	3.00%	441,647	3.33%	383,950

		441,647		383,950
Management	6.73%	1,445,137	7.28%	1,302,020

		1,445,137		1,302,020

Total		23,626,849		20,850,430

NOTE 18 - FINANCIAL ASSET - CONCESSIONS AND ITAIPU

	CONSOLIDATED
	12/31/2015	12/31/2014
Transmission Concessions
Financial Assets Annual Permitted Revenue	10,807,585	8,769,660
Financial Assets - Indemnifiable Concessions (*)	8,365,177	8,253,130

	19,172,762	17,022,790
Distribution Concessions
Financial Assets - Indemnifiable Concessions	4,119,004	7,495,755
Receivables Tranche A and other financial assets	86,102	740,257

	4,205,106	8,236,012
Generation Concessions
Financial Assets - Indemnifiable Concessions	2,554,211	1,811,630

	2,554,211	1,811,630

	25,932,079	27,070,432

Financial Asset Itaipu	3,449,566	5,336,351

	3,449,566	5,336,351

Total financial assets	29,381,645	32,406,783

Financial Assets - Current	965,212	3,437,521
Financial Assets - Non-current	28,416,433	28,969,262

Total financial assets	29,381,645	32,406,783

(*) The amounts referring to the concession assets renewed according to Law 12,783/2013 and not yet ratified by the Grantor are presented in note 2.1.

18.1. - Financial Assets of Itaipu

	PARENT COMPANY
	12/31/2015	12/31/2014

Accounts receivable	4,797,458	1,997,498
Compensation rights	1,513,373	1,184,475
Energy Suppliers - Itaipu	(2,368,925)	(2,648,864)
Compensation obligations	(3,570,899)	1,854,513

Total current assets	371,007	2,387,622

Accounts receivable	1,043,873	1,007,361
Compensation rights	5,975,584	5,468,642
Compensation obligations	(3,940,898)	(3,527,274)

Total non-current assets	3,078,559	2,948,729

Total assets	3,449,566	5,336,351

The effects of establishing the Itaipu financial assets are shown above and are detailed as follows:

18.1.1. - Values Resulting from Commercialization of Binational Itaipu Electricity

a) - Adjustment factor

Under Law 11.480/2007, the adjustment factor was withdrawn from the financing agreements formalized with Itaipu Binational, and of the debt assignment agreements signed with the National Treasury, since 2007, guaranteeing for the Company complete maintenance of its flow or receipts.

As a result, Decree No. 6,265 of November 22, 2007 was published, regulating the commercialization of electricity from Itaipu Binational, defining the differential to be applied in the rate of transfer, creating an asset relating to the part of the calculated annual differential, equal to the annual adjustment factor withdrawn from the financing, to be included annually in the rate of transfer, beginning in 2008, used by the Company, preserving the flow of resources, originally established.

In this manner, it came to be included in the rate of transfer of power from Itaipu Binational, beginning in 2008, the differential resulting from the removal of the annual adjustment factor, whose values are defined annually through joint ministerial directive of the Ministries of Treasury and Mines and Energy. In the rate of transfer in effect in 2015, the amount equal to US$ 386,085 is included, which was received by the Company through collection of distribution companies, authorized under directive MME/MF 598/2014.

The balance resulting from the adjustment factor of Itaipu Binational, included under Financial Assets, presented in Noncurrent Assets, totals R$ 5,975,584 on December 31, 2015, equal to US$ 1,530,318 (December 31, 2014 – R$ 5,468,642, equal to US$ 2,058,822, of which R$ 3,940,898, equal to US$ 1,009,244, will be transferred to the National Treasury through 2023, as a result of the debt assignment operation performed between the Company and the National Treasury, in 1999.

These values will realized by their inclusion in the rate of transfer to be used through 2023.

b) Commercialization of electricity

Law 10,438 of April 26, 2002, attributed to the Company the responsibility for acquisition of all of the electricity produced by Itaipu Binational to be consumed in Brazil, becoming seller of that electricity.

In this manner, the equivalent of 131,218 GWh* (132,506 GWh in 2014) was sold during 2015, while the power supply rate (purchase) used by Itaipu Binational is US$ 22.60/kW*, and the rate of transfer (sale) is US$ 38.07/KkW* (US$ 22.60/kW* - supply; US$ 26.05/kM* = rate of transfer in 2014).

The result of commercialization of the Itaipu Binational electricity, pursuant to the terms of Decree No. 4,550 of December 27, 2002, observing the amendments introduced under Decree No. 6,265 of November 22, 2007, is allocated as follows:

1) if positive, it must be allocated, by proportional rating, to the individual consumer, as a credit applied to the energy bills of consumers in the National Interconnected Electrical System under residential and rural categories, with monthly consumption less than 350 kWh*.

2) if negative, it is incorporated by ANEEL in calculating the rate of transfer of power contracted in the year after the result.

This commercialization operation does not impact the Company’s earnings, while pursuant to current regulations, a negative result represents an unconditional right to receipt, and if negative, an effective obligation.

In 2015, there was a surplus in this activity of R$ 5,048,840 (R$ 3,242,451 deficit on December 31, 2014), the resulting obligation having been included under financial assets.

(*) Information not examined by independent auditors

18.2. - Financial Assets - Public utility electricity concession

The financial assets - concession header, in the amount of R$ 25,845,977 (December 31, 2014 - R$ 27,070,432) relates to the realizable financial assets held by the companies from the Eletrobras System, in the distribution concessions, calculated by applying the mixed model, and in generation and transmission concessions, by application of the financial model, both as established in ICPC 01 (IFRIC 12).

18.3 - Amounts receivable from Parcel A and other financial items

On November 25, 2014, ANEEL decided to add the concession and permit agreements of the Brazilian electricity distribution companies, incorporating the balances of the receivables from Parcel A and other financial items in calculation of indemnity, when the concession expires. The aforementioned event requires that the balance be recorded of any differences from Parcel A and other financial components not yet recovered or liquidated.

18.3.1. Parcel A Item Values Variation Compensation Account - CVA

Joint Ministerial Directive of the Ministers of Treasury and Mines and Energy No. 25 of January 24, 2002, established the “Parcel A” Item Values Variation Compensation Account - CVA, with the purpose of recording the variations in cost, negative and positive, occurred in the period between annual rate adjustments, with respect to the items established in the electricity distribution concession agreements.

These variations are calculated based on the difference between the expenses effectively incurred and the expenses estimated at the time the rate is established in the annual rate adjustment. The values considered in the CVA undergo monetary adjustment based on the SELIC rate.

The totals recorded under current assets and liabilities relate to values already approved by ANEEL upon completion of the rate adjustment in 2015, and the totals recorded under noncurrent assets and liabilities represent an estimate of the CVA to be approved at the next rate adjustment in 2016.

	CONSOLIDATED
	12/31/2015	12/31/2014
Tranche “A”
CVA
CCC	1,219	1,161
CDE	208,466	16,934
Basic Grid	7,537	29,969
Cost of Acquisition of Electricity	169,591	542,755
Transportation Itaipu	-	157
Transfer Itaipu	-	546
PROINFA	(2,907)	35,683
ESS and EER	(55,683)	(152,751)
Neutral Sector Fees	(658)	(17,288)
Overcontract	(169,615)	156,916
Fee Flags	-	-
Other Financial Items	(71,848)	126,175

Total values of Tranche A and other financial items	86,102	740,257

Current Assets	578,654	606,984
Non-current assets	38,252	235,809

Current liabilities	(514,424)	(96,863)
Non-current liabilities	(16,380)	(5,673)

Total	86,102	740,257

18.3.2. Other financial items

●	CUSD financial adjustment - in adherence with the provisions from Article 7 of the Joint Ministerial Directive No. 25/2002;
●

Neutrality of Sector Charges - this refers to calculation of the monthly differences between the values of each item from sector charges in the period of reference and the respective amounts included in the previous process;

●	Exposure to Price Differences between Sub-markets - this refers to the rating of financial risks resulting from price differences between sub-markets, pursuant to Article 28 of Decree No. 5,163/2004.
●

Energy Overcontracting Transfer/Short-term Market Exposure - pursuant to REN No. 255/2007, as amended by REN No. 305/2008 and 609/2014, and in accordance with the criteria established in Dispatch No. 4,225/2013;

●	Eletronuclear Differential - corresponds to the difference between the rate used and the rate of reference between Furnas and Eletronuclear, as established by Law No. 12,111/2009.
●	Other - corresponds to the sum of all other values recorded by ANEEL as Financial Guarantees in regulated energy contracting (CCEAR), DIC/FIC compensation transfer, and others.

18.4 – Fee Adjustment

Concession contracts executed between power distribution companies and the Federal Government, with intermediation of ANEEL, set forth that annually there should be adjustment of the power value paid by the consumer. This adjustment, due to the method established by ANEEL, may be positive or negative and occurs annually, on the anniversary date of the distribution company.

According to the concession contract, the concessionaire income is split into two portions: A and B. The A portion, responsible for approximately 70% of the fee, includes costs deemed as non-manageable by the distribution company, that is, costs that do not depend on the direct control of the Company, as power purchased to be resold to consumers and fees and taxes that are legally determined.

The B portion, representing approximately 30% of the fee, include costs deemed as manageable. These are the costs that are subject to direct control of the concessionaire, which is fully able to manage them, including personnel costs, material costs and other activities directly related to operation and maintenance of distribution services, depreciation costs and compensation of investments made by the Company for the service.

Annual fee adjustments made in 2015, the value of the Power Development Account – CDE was subject to a significant increase compared to the fee adjustment in 2014, mainly due to the inclusion of the share set forth for the Concessionaire related to the ACR Account, that was not included in the calculation of the Extraordinary Fee Review that occurred in February 2015.

Note that this share is aimed to the beginning of the settlement of credit operations contracted by the Chamber of Trade of Power – CCEE in the management of the ACR Account, in compliance with the terms in Decree No. 8,221, from 2014, and Normative Resolution - REN No. 612, from 2014.

18.5 – Rate Flags

Starting in 2015, power accounts shall apply the Rate Flag System. Green, yellow, and red flags will be used to inform whether energy will cost more or less, based on power generation conditions.

In Brazil, electric power is mainly generated by hydroelectric power plants. In order to work, these power plants depend on rainfall and water levels of reservoirs. When not enough water is stored, thermoelectric power plants can be connected in order to save water from the reservoirs of the hydroelectric power plants. In this manner, generation costs increase, since such thermoelectric power plants use fuels such as natural gas, coal, fuel oil, and diesel. Additionally, when a lot of water is stored, it is not necessary to connect thermoelectric plants and generation costs will decrease.

Resolution number 1826, dated November 25, 2014, which ratified this and was published by ANEEL, determined the rates of the Company with already established prices for the rate structure. The application of these flags became a requirement starting in January, 2015.

Flags will be green, yellow, and red and will be applied according to load service conditions, which shall be the sum of Difference Settlement Price (PLD), Operative Marginal Costs (CMO) with charges for the Power Security System Services (ESS_SE)

Flags were adopted considering the following criteria: green flag is to be activated whenever power costs less than R$ 200/MWh (note: not audited), which means favorable conditions for power generation and there will be no addition to the fee. Yellow flag will be activated whenever the system operation cost is between R$ 200/MWh and R$ 350/MWh: less favorable generation conditions, and there will be an addition to the fee of R$ 2.50 for each 100kW/h consumed. Now, red flag will be activated whenever the operation cost is higher than R$ 350/MWh: more costly generation conditions, and fee will be added with R$ 4.50 for each 100kW/h consumed.

In short, the flag system, that started to be applied in January 2015, reflects the generation conditions and indicates to consumers the option to reduce consumption and influence the final cost of power generation. The system does not represent a proper increase in the fee, this is just a different way to present a cost that would be included in the fee, although with no visibility to the consumer, and that would be equally supported at the time of the annual fee adjustment.

(*) Information not audited by the independent auditors

NOTE 19 - INTANGIBLE ASSETS

	CONSOLIDATED
	Balance on 12/31/2014	ADDITIONS	DEDUCTIONS	COST / SERVICE TRANSFERS	RECLASSIFICATION AS FIXED (UNBUNDLING)	Balance on 12/31/2015
Related to Concession - Generation	500,285	37,336	(8,826)	(7,335)	(375,287)	146,173

In service	424,526	(5,897)	(8,826)	7,022	(326,105)	90,720

Intangible asset	902,720	9,507	(15,506)	7,022	(715,310)	188,433
Accrued amortization	(434,599)	(15,340)	-	-	352,652	(97,287)
Special obligations	(15,033)	-	6,744	-	7,991	(298)
Impairment	(28,562)	(64)	(64)	-	28,562	(128)
GSF	-	-	-	-	-	-
Underway	75,759	43,233	-	(14,357)	(49,182)	55,453

Intangible asset	96,261	43,304	-	(14,357)	(55,606)	69,602
Special obligations	(14,695)	(71)	-	-	5,807	(8,959)
Impairment	(5,807)	-	-	-	617	(5,190)

Related to Concession - Distribution	357,791	(93,029)	(7,459)	(8,785)	-	248,518

In service	210,979	(122,113)	(8,683)	56,299	-	136,482

Intangible asset	1,764,919	150,278	(144,414)	88,865	-	1,859,648
Accrued amortization	(1,469,338)	(246,100)	54,792	-	-	(1,660,646)
Special obligations	(83,592)	(26,291)	80,939	(33,576)	-	(62,520)
Onerous concession contract	-	-	-	-	-	-
Impairment	(1,010)	-	-	1,010	-	-
Underway	146,812	29,084	1,224	(65,084)	-	112,036

Intangible asset	165,156	32,425	452	(66,324)	-	131,709
Special obligations	(19,354)	(3,341)	772	2,250	-	(19,673)
Impairment	1,010	-	-	(1,010)	-	-

Related to Concession - Transmission	4,558	83,735	-	99	-	88,392

In service	3,233	83,734	-	124	-	87,091

Intangible asset	3,565	87,462	-	124	-	91,151
Accrued amortization	(332)	(3,728)	-	-	-	(4,060)
Underway	1,325	1	-	(25)	-	1,301

Intangible asset	1,325	1	-	(25)	-!	1,301

Unrelated to Concession (Other intangible assets)	502,737	5,036	(16,692)	(39,013)	-	452,068

Management
In service	765,557	1,605	(2,698)	66,851	-	831,315
Accrued amortization	(420,336)	(56,295)	146	(1,999)	-	(478,484)
Impairment	(42,595)	-	1,852	-	-	(40,743)
Underway	141,483	59,726	(6,278)	(34,781)	-	160,150
Others	58,628	-	(9,714)	(69,084)	-	(20,170)

Total	1,365,371	33,078	(32,977)	(55,034)	(375,287)	935,151

	CONSOLIDATED
	Balance on 12/31/2013	ADDITIONS	DEDUCTIONS	COST / SERVICE TRANSFERS	RECLASSIFICATION AS FIXED (UNBUNDLING)	Balance on 12/31/2014
Related to Concession - Generation	172,777	(52,569)	14,884	365,193	-	500,285

In service	69,386	(72,144)	16,652	410,632	-	424,526

Intangible asset	503,573	-	(5,193)	404,340	-	902,720
Accrued amortization	(405,854)	(72,144)	-	43,399	-	(434,599)
Special obligations	(28,333)	-	-	13,300	-	(15,033)
Impairment	-	-	21,845	(50,407)	-	(28,562)

Underway	103,391	19,575	(1,768)	(45,439)	-	75,759

Intangible asset	118,086	19,575	(1,768)	(39,632)	-	96,261
Special obligations	(14,695)	-	-	-	-	(14,695)
Impairment	-	-	-	(5,807)	-	(5,807)

Related to Concession - Distribution	220,077	(213,998)	65,730	182,822	103,160	357,791

In service	90,884	(237,636)	(8,594)	274,666	91,659	210,979

Intangible asset	1,478,117	1,729	(54,245)	214,153	125,165	1,764,919
Accrued amortization	(1,061,958)	(252,262)	7,260	(162,378)	-	(1,469,338)
Special obligations	(280,405)	-	22,922	207,397	(33,506)	(83,592)
Onerous concession contract	-	-	-	-	-	-
Impairment	(44,870)	12,897	15,469	15,494	-	(1,010)

Underway	129,193	23,638	74,324	(91,844)	11,501	146,812

Intangible asset	154,296	20,218	1,790	(22,649)	11,501	165,156
Special obligations	(22,693)	-	(156)	3,495	-	(19,354)
Impairment	(2,410)	3,420	72,690	(72,690)	-	1,010

Related to Concession - Transmission	7,359	(3,825)	-	1,024	-	4,558

In service	2,252	(32)	-	1,013	-	3,233

Intangible asset	2,552	-	-	1,013	-	3,565
Accrued amortization	(300)	(32)	-	-	-	(332)
Underway	5,107	(3,793)	-	11	-	1,325

Intangible asset	5,107	(3,793)	-	11	-	1,325

						-

Unrelated to Concession (Other intangible assets)	388,369	116,461	(1,871)	(222)	-	502,737

Management
In service	637,973	149	-	127,435	-	765,557
Accrued amortization	(342,318)	(58,970)	(2,005)	(17,043)	-	(420,336)
Impairment	-	2,733	-	(45,328)	-	(42,595)
Underway	126,550	75,375	153	(60,595)	-	141,483
Others (1)	(33,836)	97,174	(19)	(4,691)	-	58,628

Total	788,582	(153,931)	78,743	548,817	103,160	1,365,371

Intangible assets are primarily amortized during the concession period.

The final term for concessions of distribution companies of Eletrobras ended on July 7, 2015. As mentioned in Note 2, ANEEL clarified that even with termination of contractual terms “Concessions shall remain in effect for the period needed to prepare evaluations and calculations required to organize bidding processes that will grant the replacing concessions, which term shall not be less than twenty-four months.” In view of this definition, distribution companies of the Eletrobras Group proceeded to reclassify the financial asset for the intangible asset proportionally, corresponding to the twenty-month period.

NOTE 20 - IMPAIRMENT OF LONG-TERM ASSETS

The Company estimated the recoverable value of its long-term assets based on the value in use, considering that there is no active market for the infrastructure related to the concession. The value in use is appraised based on the present value of the estimated future cash flow.

The assumptions used consider the best estimate by the Company Administration regarding future trends in the electricity sector and are based both on external sources of information and historic data of the cash generating units. The case flow was projected based on the operating results and projections of the Company until the end of the concession. When the need is identified to establish an impairment provision of long-term assets, this provision is recorded in the period results under Operating Provisions.

The following assumptions were considered:

●	Growth compatible with historic data and growth perspectives on the Brazilian economy;

●

Discount rate (after tax) specific for each segment: 7.50% for generation, 7.00% for transmission, and 7.01% for distribution (6.69% for generation, 6.57% for transmission, and 6.14% for distribution in 2014) obtained using the methodology generally applied by the market, taking into consideration the average weighted cost of capital;

●	The Company treated all of its projects as independent cash-generating units.

In the year ending on December 31, 2015, the subsidiary Eletronuclear recognized an impairment provision in the amount of R$ 4,973,111, related to the Usina Angra 3 power plant, causing a corresponding reduction in power, plant and equipments (see note 17), which counterpart is in the operating provisions account. On December 31, 2015, the accrued impairment value of Usina Angra 3 in PP&E was R$ 6,063,454 (R$ 1,090,343 in December 2014).

The Company defines the Angra 3 power plant as a cash generating unit for purposes of impairment test and uses the value in use to determine the recoverable value.

Due to notifications received and negotiations in progress with enterprise suppliers, there has been a schedule change in the expectation for conclusion, due to temporary suspension of contracts for 90 days extendable to up to 120 days. With this rescheduling, the new conclusion date is in December 2020, with synchronization estimated to occur on December 31, 2018. These facts have also given rise to new risk evaluations imputable to the context of execution of the enterprise. The Company has evaluated that such events comprised, as of September 30, 2015, evidences sufficiently relevant for the impairment test of the period.

The method applied for the impairment test of the plant consider as recoverable asset the costs realized by the date of these Financial Statement, comparing with discounted cash flow extended by the termination of the economic use life of the Plant, which corresponds to 40 years, starting at the new go-live date, May 1, 2019, considering as economic use life the period of operation license compatible with Usina Angra as similar project.

The discount rate was calculated using the WACC (Weighted Average Cost of Capital) method, considering traditionally and usually accepted parameters.

Due to the impairment test in the period, the discount rate was increased, by 0.96%, from 4.51% (December 31, 2014) to 5.47% (September 30, 2015). This rate was maintained for the impairment test again on December 31, 2015. The main factors collaborating for such increase were:

1.        Beta update: to calculate beta, beta weight of comparable companies used in Technical Note ANEEL 381/2012 was used, updated to December 31, 2015 and leveraged by the project capital structure. The adoption of this calculation for beta is due to the fact that no power generation company with open capital in Brazil holds nuclear power generation assets, contrary to the sample of companies used in the calculation of beta by ANEEL, that includes American companies with at least two nuclear power generation plants.

2.        Consideration of an additional risk (alpha) related to project execution;

Another significant assumption used to calculate the impairment of the Angra 3 power plant is the synergy between the plants. Usinas Angra 2 and Angra 3 are result of similar projects and for this reason use the cost parameters of Angra 2 in Angra 3. There will be a gain in cost/productivity at Angra 3, because of the lack of need to duplicate all the cost generating activities, because common areas will be used by both plants.

The synergy for the project, considering internal studies based on the use of labor from the subsidiary Eletronuclear, pointed to a level of approximately 24.5% for the estimate of operating cost PMSO of Usina Angra 3 in the impairment test.

The total budget of the project was updated for December 2015, in order to reflect the impact of significant variations in inflation and exchange rates, as well as the rescheduling of activities due to the new work schedule.

It is important to note that on January 14, 2016, Law No. 13,255 was enacted, estimating the income and setting the expenses of the Federal Government for the fiscal year 2016, including the Investment Budget of the companies where the Federal Government, directly or indirectly, holds the majority of shares with voting rights, and including approval of the determination and execution for the Investment in the project “Deployment of Usina Termonuclear de Angra 3”, that is held by Eletronuclear. It is understood that upon evaluation by the Mixed Commission of Plans, Public Budgets, and Supervision by the National Congress, as well as the plenary session of the National Congress, the work “Deployment of Usina Termonuclear de Angra 3” is ready to maintain its physical, budget, and financial execution.

An audit procedure is ongoing at the Federal Court of Accounts, according to the electromechanic assembly contract of Usina de Angra 3. In February 2016, Eletronuclear was notified about the request of financial and economic information regarding the power plant. According to said notification, the process is to be sent to the National Congress to be examined and evaluated regarding the proceeding or suspension of the physical, budget, and financial execution of the work. Eletronuclear has responded to the notification and is waiting for TCU’s analysis.

Despite chronological changes to the project, the Company has assured preservation and integrity of the services that have been performed, additionally, it shall adopt measures to attempt to recover possible impacts in the schedule of the works of Usina Angra 3 (December 2020). The company believes also that the net residual value calculated after the impairment test may be recovered during commercial operation of this enterprise Angra 3.

The Company continues to monitor estimates and risks associated to determine the recoverable value of this enterprise and, to the extent that new negotiations, new studies, or new information appear and require changes in the business plan of the enterprise, they will be updated to reflect such changes.

Analysis determined the need to establish/(reverse) provision for losses in the following projects in 2015:

Transmission
Cash Unit Generation	12/31/2014	Additions	Reversals	12/31/2015
CC 061-2001	-	174,389	-	174,389
Estação Retificadora / Inversora	43,909	-	(43,909)	-
CC 005-2012 Jardim NSra Socorro	46,788	43,042	-	89,830
CC 018-2012 Mossoró Ceará Mirim	61,681	38,816	-	100,497
CC 019-2012 Igaporã Pindaí	59,678	-	(38,172)	21,506
LT Ribeiro Gonçalves - Balsas	73,317	-	(37,743)	35,574
Linha Verde Transmissora de Energia S/A	100,494	-	(35,788)	64,706
SE Coletora Porto Velho	-	34,123	-	34,123
CC 010-2011 Paraíso Lagoa Nova	12,246	32,554	-	44,800
CC 020-2010 Igaporâ BJLapa	37,669	31,599	-	69,268
CC 018-2009 Eunáp TFreitas C2	7,784	22,448	-	30,232
CC 015-2012 Camaçari IV Pirajá	-	18,060	-	18,060
CC 006-2009 Suape II e III	105,933	-	(17,832)	88,101
CC 017-2012 Mirueira Jaboatão	20,290	10,894	-	31,184
CC 014-2008 Eunápolis TFreitas	53,962	10,811	-	64,773
CC 017-2009 Natal III Sta Rita	48,837	10,680	-	59,517
LT Campos Novos - Nova Santa Rita	22,089	8,733	-	30,822
SE Miranda II	-	7,079	-	7,079
Others	275,043	66,978	-	342,021

Total	969,720	510,206	(173,444)	1,306,482

  Generation

Cash Unit Generation	12/31/2014	Additions	Reversals	12/31/2015
UTN Angra 3	1,090,343	4,973,111	-	6,063,454
Candiota II Fase B	35,412	84,527	-	119,939
Eólica Coxilha Seca	-	81,142	-	81,142
UHE Samuel	340,888	76,744	-	417,632
Eólica Hermenegildo III	-	75,598	-	75,598
Eólica Hermenegildo II	-	65,815	-	65,815
UHE Simplício	442,920	-	(60,056)	382,864
Eólica Hermenegildo I	-	56,301	-	56,301
UTE Mauá III	-	102,191	-	102,191
UTE Aparecida	-	50,508	-	50,508
UTE Camaçari	365,709	-	(21,944)	343,765
UTE Batalha	553,622	5,723	-	559,345
UHE Passo São João	151,311	-	(33,179)	118,132
Casa Nova	111,515	51,981		163,496
Others	230,853	-	(26,742)	204,111

Total	3,322,573	5,623,641	(141,921)	8,804,293

  Distribution

Concession	12/31/2014	Additions	Reversals	12/31/2015
Amazonas D	119,041	-	(119,041)	-
Cepisa	232,442	98,383	(40,578)	290,247
Eletroacre	60,026	54,924	(24,142)	90,808
Ceron	84,503	23,914	(48,532)	59,885
Boa Vista	-	77,400	-	77,400

Total	496,012	254,621	(232,293)	518,340

The impairment amount recognized in the balance sheet, by operational segment, is demonstrated below:

	12/31/2015
	Generation	Transmission	Distribution	Total
Fixed	8,787,001	-	-	8,787,001
Intangible	17,292	-	-	17,292
Financial Asset	-	1,306,482	518,340	1,824,822

Total	8,804,293	1,306,482	518,340	10,629,115

	12/31/2014
	Generation	Transmission	Distribution	Total
Fixed	3,297,746	-	-	3,297,746
Intangible	24,827	-	-	24,827
Financial Asset	-	969,720	496,012	1,465,732

Total	3,322,573	969,720	496,012	4,788,305

NOTE 21 - SUPPLIERS

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
CURRENT
Goods, Materials, and Services	58,252	37,229	8,369,303	5,027,213
Energy Purchased for Resale	357,874	511,360	1,514,499	1,958,150
CCEE - Short-term energy	-	-	244,705	503,771

	416,126	548,589	10,128,507	7,489,134

NON - CURRENT
Goods, Materials, and Services	-	-	134,436	128,541
Energy Purchased for Resale	-	-	9,314,985	9,918,826

	-	-	9,449,421	10,047,367

	416,126	548,589	19,577,928	17,536,501

The balance of suppliers refers mainly to three Private Debt Acknowledgment Instruments and respective payment plan signed with Petrobras Distribuidora S/A by the subsidiary Amazonas Energia, for the supply of petroleum derivatives, signed on 12/31/2014, in the sums of i) R$ 3,257,366; ii) R$ 2,925,921; and iii) R$ 1,018,441. The instruments will be amortized in 120 (one hundred twenty) successive monthly payments, at the daily prorated variation, considered from the date of signing of the contract until the date of its maturation, where the first payment was due on 02/20/2015, and the last will be due on 01/30/2025.

NOTE 22 - CUSTOMER ADVANCES

	PARENT COMPANY		CONSOLIDATED

	12/31/2015	12/31/2014	12/31/2015	12/31/2014

CURRENT
Advance sale of energy - ALBRAS		-	54,832	52,813
Customer advances - PROINFA	593,404	448,759	593,404	448,759

	593,404	448,759	648,236	501,572
NON-CURRENT
Advance sale of energy - ALBRAS	-	-	659,082	718,451

	-	-	659,082	718,451

TOTAL	593,404	448,759	1,307,318	1,220,023

22.1. – ALBRÁS

The subsidiary Eletronorte sold electricity to ALBRÁS in 2004 for supply during a 20-year period, at an average 750 MW/month, through December 2006, and an average 800 MW/month from January 2007 to December 2024, using the UHE Tucuruí balance rate as a parameter, plus an added premium, calculated based on the price of aluminum on the London Metal Exchange (LME) in England. This price establishment became an embedded derivative (See Note 43).

Based on these conditions, Albras made advance purchase of electricity credits, with advance payment of R$ 1,200,000, which was established as a credit, in MW, of an average 43 MW/month from June 2004 to December 2006 and average 46 MW/month from January 2007 to December 2024, to be amortized during the period of supply, in monthly portions expressed in those average MW, according to the rate current in the billing month, as detailed below:

Contract Date
CLIENT	Start	End	Volume in Average Megawatts (MW)
Albrás	01/07/2004	12/31/2024	750 through 12/31/2006 and 800 beginning 01/01/2007
BHP	01/07/2004	12/31/2024	from 353,08 to 492

The position and movement of this liability are demonstrated as follows:

YEAR	AMOUNTS RELEASED	AMORTIZATIONS MADE	GAINS	BALANCE	CURRENT	NON- CURRENT
12/31/2015	1,200,000	(462,305)	(23,781)	713,914	54,832	659,082
12/31/2014	1,200,000	(408,237)	(20,499)	771,264	52,813	718,451

22.2. - PROINFA

PROINFA, established by Law 10.438/2002 and amendments thereto, has the purpose of diversifying the Brazilian energy matrix with the use of renewable energy sources, through economic leveraging of available resources and applicable technologies.

The Company ensures the purchase of the electricity produced during the 20-year period, beginning in 2006, and transfers this energy to the distribution concessionaires, free consumers, and independent producers, excluding low-income consumers, in the proportion of their consumption.

The distribution and transmission concessionaires pay to the Company the value of energy in shares, equal to the cost corresponding to the interest held by captive consumers, free consumers, and independent producers connected to their installations, in twelfths, in the month prior to that of the energy consumption.

The operations relating to the purchase and sale of energy in the context of PROINFA do not affect the results of the Company.

(*) information not audited by independent auditors

NOTE 23 - FINANCING AND LOANS

23.1. Global Reversion Reserve (RGR)

The Company is authorized to withdraw resources from the RGR, applying them in the granting of funding earmarked for expansion of the Brazilian electric sector, improvement of the service and in the realization of the programs of the Federal Government.

In this manner, the company takes resources from the RGR, acknowledging a debt to this Fund, and applies specific investment projects, financed by it, which have as their objective:

a)	expansion of electricity distribution services;

b)	incentive for alternative sources of electric energy;

c)	studies of inventory and feasibility of utilization of hydraulic potentials;

d)	deployment of power generating plants up to 5,000 kW, intended solely for public service in populated communities served by an isolated electrical system;

e)	efficient public lighting;

f)	electrical energy conservation by improving the quality of products and services;

g)	universalization of access to electricity.

Eletrobras will pay back the resources withdrawn from the RGR and used in granting loans to companies of the Brazilian electric sector, with interest of 5% per annum. On December 31, 2015, the balance of resources taken from the Fund totaled R$ 6,439,374 (December 31, 2014 - R$ 7,421,796), included under the item Financing and loans, liabilities.

The resources that make up the RGR Fund are not part of these statements, constituting a separate entity in relation to the Company.

23.2. Composition of loans and financing:

	12/31/2015

		PARENT COMPANY			CONSOLIDATED
		CURRENT	PRINCIPAL		CURRENT		PRINCIPAL
		FEES		NON	FEES			NON

	Avg. Rate	Value	CURRENT	CURRENT	Avg. Rate	Value	CURRENT	CURRENT

Financial Institutions
Foreign currency

Banco Interamericano de Desenvolvimento - BID	4.54%	1,943	72,653	108,979	4.40%	2,197	102,130	551,140
Corporación Andino de Fomento - CAF	2.73%	6,462	562,372	994,374	2.73%	6,462	562,372	994,374
Kreditanstalt fur Wiederaufbau - KFW	2.73%	19	-	251,800	2.73%	19	-	251,801
Eximbank	2.00%	839	71,186	106,769	2.00%	839	71,187	106,769
BNP Paribas	1.57%	396	136,192	685,780	1.57%	396	136,192	685,780
Others		4,243	126,161	742,451		4,243	126,161	757,302

		13,902	968,564	2,890,153		14,156	998,042	3,347,166

Bonus
Expiration 07/30/2019	6.88%	114,839	-	3,904,800	6.87%	114,839	-	3,904,800
Expiration 10/27/2021	5.75%	70,944	-	6,833,400	5.75%	70,944	-	6,833,400

		185,783	-	10,738,200		185,783	-	10,738,200

		199,685	968,564	13,628,353		199,939	998,042	14,085,366

National Currency
Global Reverse Reserve		-	-	6,439,374		-	-	6,439,373
Banco do Brasil		9,925	140,935	3,859,065		76,226	402,598	5,861,368
Caixa Econômica Federal		6,203	88,085	2,411,915		97,404	196,538	6,759,638
BNDES		534,348	625,000	1,125,000		564,986	1,230,372	7,332,179
Promissory Notes		-	-	-		9,135	200,000	-
Other Financial Institutions		-	-	-		9,227	258,435	1,695,888

		550,476	854,020	13,835,354		738,524	2,287,943	28,088,446

		750,161	1,822,584	27,463,707		938,463	3,285,985	42,173,812

	12/31/2014

		PARENT COMPANY			CONSOLIDATED
		CURRENT	PRINCIPAL		CURRENT		PRINCIPAL
		FEES		NON	FEES			NON

	Avg. Rate	Value	CURRENT	CURRENT	Avg. Rate	Value	CURRENT	CURRENT

Financial Institutions
Foreign currency

Banco Interamericano de Desenvolvimento - BID	4.54%	1,850	49,421	123,554	4.40%	2,011	59,447	444,382
Corporación Andino de Fomento - CAF	2.25%	7,802	764,924	1,058,960	2.25%	7,802	764,924	1,058,960
Kreditanstalt fur Wiederaufbau - KFW	2.73%	15	-	191,172	2.73%	15	-	191,173
Eximbank	2.00%	805	48,797	121,985	2.00%	805	48,797	121,985
BNP Paribas	1.17%	196	91,988	590,238	1.17%	196	91,988	590,238
Others		1,397	3,232	198,257		1,709	18,693	222,912

		12,065	958,362	2,284,166		12,538	983,849	2,629,650

Bonus
Expiration 11/30/2015	7.75%	6,077	796,860	-	7.75%	6,077	796,860	-
Expiration 07/30/2019	6.88%	89,281	-	2,656,200	6.87%	89,281	-	2,656,200
Expiration 10/27/2021	5.75%	55,153	-	4,648,350	5.75%	55,153	-	4,648,350

		150,511	796,860	7,304,550		150,511	796,860	7,304,550

		162,576	1,755,222	9,588,716		163,049	1,780,709	9,934,200

National Currency
Global Reverse Reserve		-	-	7,421,796		-	-	7,421,796
Banco do Brasil		11,407	-	2,769,231		68,748	208,513	5,031,220
Caixa Econômica Federal		-	-	1,730,769		61,696	1,087,851	3,930,663
BNDES		330,309	500,000	1,750,000		351,669	846,501	6,419,772
Other Financial Institutions		-	-	-		42,933	319,862	1,869,943

		341,716	500,000	13,671,796		525,046	2,462,727	24,673,394

		504,292	2,255,222	23,260,512		688,095	4,243,436	34,607,594

Subsidiary Eletrosul, on September 8, 2015, issued commercial promissory notes, in a single series, with 200 (two hundred) commercial promissory notes, with par value of R$ 1.000, in a total of R$ 200,000, due in 180 days upon issuance, compensated at 111.5% CDI. On August 4, 2015, the amount of R$ 200,000 was acquired with Caixa Econômica Federal as loan to be used in the deployment of aeolic enterprises at the parks Coxilha Seca, Galpões and Capão do Inglês.

On June 28, 2013, a contract was executed between Subsidiary Eletronuclear and Caixa Econômica Federal (CEF) for the amount of R$ 3,800,000, to fund part of the enterprises in Angra 3. The contract term is for 25 tears, from the execution date, with interest rate at 6.5% p.a. On July 27, 2015, the first request of disbursement was submitted to CEF, in the amount of R$ 1,983,570.

Eletrobras signed a contract to open a credit in the gross amount of R$ 6,500,000, with the Caixa Econômica Federal and Banco do Brasil, with remuneration of 119.5% of the accumulated variation of the DI Rate, to meet its needs for working capital and its investment plan. As of December 31, 2014 the company had made the first two installments of disbursement totaling R$ 4,500,000, with R$ 2,769,231 being disbursed by the Banco do Brasil and R$ 1,730,769 by the Caixa Econômica Federal. The first and the second installment of the disbursement will have a grace period for payment of the principal values until August 24, 2016 and November 25, 2016, respectively. The third installment of the disbursement, taken out on January 30, 2015 in the amount of R$ 2,000,000, with R$ 1,230,769 disbursed by the Banco do Brasil and R$ 769,231 by the Caixa Econômica Federal, has a grace period for payment of the principal values until February 25, 2016.

Debts are guaranteed by the Federal Government and/or Eletrobras, subject to fees, which average rate in 2015 is 9.40% p.a. (5.20% p.a. in 2014), and with the following profile:

	PARENT COMPANY				CONSOLIDATED
	12/31/2015		12/31/2014		12/31/2015		12/31/2014
	Balance thousand reais	%	Balance thousand reais	%	Balance thousand reais	%	Balance thousand reais	%
Foreign currency
Unindexed USD	11,108,635	37%	8,251,920	32%	11,121,630	24%	8,260,761	21%
USD with LIBOR	3,257,353	11%	2,891,820	11%	3,729,245	8%	3,222,835	8%
EURO	251,820	1%	191,187	1%	251,820	1%	221,513	1%
YEN	178,794	1%	171,586	1%	178,794	0%	171,586	-
Others	-	-	-	-	1,858	-	1,262	-

Subtotal	14,796,602	49%	11,506,514	44%	15,283,347	33%	11,877,958	30%

National Currency
CDI	6,516,128	22%	4,511,407	17%	11,410,983	25%	9,598,423	24%
IPCA	-	-	-	-	532,754	1%	-	-
TJLP	-	-	-	-	6,594,316	14%	5,826,925	15%
SELIC	2,284,348	8%	2,580,309	10%	2,636,254	6%	2,829,818	7%
Others	-	-	-	-	3,287,732	7%	1,793,468	5%

Subtotal	8,800,476	29%	7,091,716	27%	24,462,039	53%	20,048,634	51%

Unindexed	6,439,374	21%	7,421,796	29%	6,652,874	14%	7,612,533	19%

Total	30,036,452	100%	26,020,026	100%	46,398,260	100%	39,539,125	100%

The long-term portion of loans and financing is scheduled to mature as follows:

	2017	2018	2019	2020	2021	After 2021	Total

Parent Company	3,550,959	2,491,939	5,658,569	1,741,551	8,378,436	5,642,253	27,463,707
Consolidated	5,174,201	4,853,454	6,984,856	2,845,230	9,242,886	13,073,185	42,173,812

23.3. – Operation of financial leasing:

The nominal value used in the calculation of assets and liabilities arising from these contracts was determined by reference to the value set for contracting monthly power, multiplied by the installed capacity (60 to 65 MW) and by the number of months of the contract.

The reconciliation of the total of future minimum payments on financial leases of the Company and its current value is demonstrated in the table below:

	CONSOLIDATED
	12/31/2015	12/31/2014

Less than one year	209,226	209,226
More than one year and less than five years	836,902	836,902
More than five years	924,081	1,133,305
Future financing costs on the financial leases	(718,054)	(852,772)

Total financial lease minimum payments	1,252,155	1,326,661

Less than one year	132,972	74,507
More than one year and less than five years	431,363	388,860
More than five years	687,820	863,294

Present value of payments	1,252,155	1,326,661

23.4. – GUARANTEES

The Company participates in the capacity of an intervening guarantor for several companies whose secured amounts, projections and amounts already paid are shown in the following tables:

Company	Project	Financing Bank	Model	Subsidiary Share	Financed value	Outstanding Balance on 12/31/2015	Guarantee Balance Eletrobras	Guarantee End
Eletrobras	Norte Energia	BNDES	SPE	15.00%	2,025,000	2,095,590	20,956	1/15/2042
Eletrobras	Norte Energia	CEF	SPE	15.00%	1,050,000	1,105,927	11,059	1/15/2042
Eletrobras	Norte Energia	BTG Pactual	SPE	15.00%	300,000	315,979	3,160	1/15/2042
Eletrobras	Norte Energia	Contract Compliance Guarantee	SPE	15.00%	156,889	94,140	941	4/30/2019
Eletrobras	Rouar	CAF	SPE	50.00%	38,805	38,805	388	9/30/2017
Eletrobras	Mangue Seco 2	BNB	SPE	49.00%	40,951	37,846	378	10/14/2031
Eletrosul	ESBR	BNDES	SPE	20.00%	727,000	896,664	8,967	8/15/2034
Eletrosul	ESBR	BNDES	SPE	20.00%	232,500	236,520	2,365	1/15/2035
Eletrosul	ESBR	BNDES REPASSE	SPE	20.00%	717,000	905,294	9,053	8/15/2034
Eletrosul	ESBR	BNDES REPASSE	SPE	20.00%	232,500	238,070	2,381	1/15/2035
Eletrosul	Cerro Chato I, II e III	Banco do Brasil	SPE	100.00%	223,419	128,308	1,283	7/15/2020
Eletrosul	RS Energia	BNDES	SPE	100.00%	126,221	65,321	653	6/15/2021
Eletrosul	Artemis Transmissora de Energia	BNDES	SPE	100.00%	170,029	45,416	454	10/15/2018
Eletrosul	Porto Velho Transmissora de Energia	BNDES	SPE	100.00%	283,411	258,645	2,586	8/15/2028
Eletrosul	UHE Mauá	BNDES	SPE	49.00%	182,417	148,872	1,489	1/15/2028
Eletrosul	UHE Mauá	BNDES/Banco do Brasil	SPE	49.00%	182,417	148,892	1,489	1/15/2028
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	183,330	139,178	1,392	7/15/2026
Eletrosul	SC Energia	BNDES/Banco do Brasil	Corporate	100.00%	50,000	17,297	173	5/15/2019
Eletrosul	SC Energia	BNDES/BDRE	Corporate	100.00%	50,000	17,247	172	5/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	103,180	34,555	346	5/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	67,017	29,946	299	3/15/2021
Eletrosul	UHE São Domingos	BNDES	Corporate	100.00%	207,000	185,737	1,857	6/15/2028
Eletrosul	RS Energia	BNDES	SPE	100.00%	41,898	31,249	312	3/15/2027
Eletrosul	RS Energia	BNDES	SPE	100.00%	9,413	8,270	83	8/15/2027
Eletrosul	RS Energia	BNDES	SPE	100.00%	12,000	6,799	68	8/15/2027
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	14,750	11,502	115	7/15/2026
Eletrosul	Corporate Projects Eletrosul	Banco do Brasil	Corporate	100.00%	250,000	223,702	2,237	11/15/2023
Eletrosul	Teles Pires	BNDES	SPE	24.50%	296,940	339,515	3,395	2/15/2036
Eletrosul	Teles Pires	BNDES/Banco do Brasil	SPE	24.50%	294,000	338,346	3,383	2/15/2036
Eletrosul	Teles Pires	Emissão de Debêntures	SPE	24.50%	160,680	211,162	2,112	5/30/2032
Eletrosul	Livramento Holding	BNDES	SPE	49.00%	91,943	75,244	752	6/15/2030
Eletrosul	Chuí Holding	BNDES	SPE	49.00%	186,082	188,903	1,889	12/15/2031
Eletrosul	[ILLEGIBLE]	BNDES	SPE	80.00%	209,974	194,085	1,941	7/15/2028
Eletrosul	nsmissora Sul Brasileira de Energia [ILLEGIBLE]	Emissão de Debêntures	SPE	80.00%	62,040	76,152	762	9/15/2026
Eletrosul	Costa Oeste Transmissora de Energia S.A.	BNDES	SPE	49.00%	17,846	16,198	162	11/1/2022
Eletrosul	Santa Vitória do Palmar Holding S.A.	BNDES	SPE	49.00%	197,950	211,335	2,113	6/16/2031
Eletrosul	Santa Vitória do Palmar Holding S.A.	BRDE	SPE	49.00%	98,000	107,021	1,070	6/16/2031
Eletrosul	Transmissora Sul Litorânea do Brasil	BNDES	SPE	51.00%	252,108	247,485	2,475	2/15/2029
Eletrosul	Complexo São Bernardo	KfW	Corporate	100.00%	29,854	56,503	565	12/30/2038
Eletrosul	Complexo São Bernardo	KfW	Corporate	100.00%	136,064	195,298	1,953	12/30/2042
Eletrosul	Eólica Hermenegildo I S/A	Emissão de Debêntures	SPE	99.99%	79,100	81,751	818	1/18/2016
Eletrosul	Eólica Hermenegildo I S/A	Emissão de Debêntures	SPE	99.99%	32,000	33,073	331	1/18/2016
Eletrosul	Eólica Hermenegildo II S/A	Emissão de Debêntures	SPE	99.99%	79,100	81,751	818	1/18/2016
Eletrosul	Eólica Hermenegildo II S/A	Emissão de Debêntures	SPE	99.99%	17,100	17,673	177	1/18/2016
Eletrosul	Eólica Hermenegildo III S/A	Emissão de Debêntures	SPE	99.99%	66,800	69,039	690	1/18/2016
Eletrosul	Eólica Hermenegildo III S/A	Emissão de Debêntures	SPE	99.99%	21,500	22,221	222	1/18/2016
Eletrosul	Eólica Chuí IX S/A	Emissão de Debêntures	SPE	99.99%	25,000	25,793	258	1/18/2016
Eletrosul	Eólica Chuí IX S/A	Emissão de Debêntures	SPE	99.99%	11,000	11,369	114	1/18/2016
Eletrosul	Complexo Eólico Livramento - Entorno II	CEF	Corporate	100.00%	200,000	213,130	2,131	8/7/2017
Eletrosul	Corporate Projects Eletrosul 2	BTG Pactual	Corporate	100.00%	200,000	209,135	2,091	3/6/2016
Eletronorte	São Luis II e III	BNDES	Corporate	100.00%	13,653	8,727	87	11/15/2024
Eletronorte	Miranda II	BNDES	Corporate	100.00%	47,531	23,596	236	11/15/2024
Eletronorte	Ribeiro Gonç./Balsas	BNB	Corporate	100.00%	70,000	60,278	603	6/3/2031
Eletronorte	Lechuga/J. Teixeira	BASA	Corporate	100.00%	25,720	21,179	212	1/10/2029
Eletronorte	UHE Tucuruí	BNDES	Corporate	100.00%	931,000	76,580	766	9/15/2016
Eletronorte	Substation Nobres	BNDES	Corporate	100.00%	10,000	7,256	73	3/15/2028
Eletronorte	Substation Miramar/Tucuruí	BNDES	Corporate	100.00%	31,000	23,760	238	8/15/2028

Company	Project	Financing Bank	Model	Subsidiary Share	Financed value	Outstanding Balance on 12/31/2015	Guarantee Balance Eletrobras	Guarantee End
Eletronorte	Expansion Substation Lechuga	BNDES	Corporate	100.00%	35,011	27,061	271	10/15/2028
Eletronorte	Norte Brasil Transmissora	BNDES	SPE	49.00%	514,500	486,790	4,868	12/15/2029
Eletronorte	Norte Brasil Transmissora	Emissão de Debêntures	SPE	49.00%	98,000	128,811	1,288	9/15/2026
Eletronorte	Linha Verde Transmissora	BASA	SPE	100.00%	185,000	196,577	1,966	11/10/2032
Eletronorte	Manaus Transmissora	BNDES	SPE	30.00%	120,300	104,315	1,043	12/15/2026
Eletronorte	Power Transmission Station	BNDES	Corporate	100.00%	505,477	440,302	4,403	11/15/2028
Eletronorte	Power Transmission Station	BASA	Corporate	100.00%	221,789	225,225	2,252	7/10/2031
Eletronorte	Power Transmission Station	BASA	Corporate	100.00%	221,789	219,803	2,198	10/15/2030
Eletronorte	Rio Branco Transmissora	BNDES	Corporate	100.00%	138,000	118,355	1,184	3/15/2027
Eletronorte	Transmissora Matogrossense Energia	BASA	SPE	49.00%	39,200	39,819	398	2/1/2029
Eletronorte	Transmissora Matogrossense Energia	BNDES	SPE	49.00%	42,777	32,073	321	5/15/2026
Eletronorte	Rei dos Ventos 1 Eolo	BNDES	SPE	24.50%	30,851	30,851	309	12/31/2016
Eletronorte	Brasventos Miassaba 3	BNDES	SPE	24.50%	30,984	30,984	310	12/31/2016
Eletronorte	Rei dos Ventos 3	BNDES	SPE	24.50%	32,533	32,533	325	12/31/2016
Eletronorte	Belo Monte Transmissora de Energia S. A.	Itau BBA	SPE	24.50%	49,735	57,237	572	6/18/2016
Eletronorte	Belo Monte Transmissora de Energia S. A.	Santander	SPE	24.50%	49,000	55,674	557	6/18/2016
Eletronorte	Norte Energia	BNDES	SPE	19.98%	2,697,300	2,791,326	27,913	1/15/2042
Eletronorte	Norte Energia	CEF	SPE	19.98%	1,398,600	1,473,095	14,731	1/15/2042
Eletronorte	Norte Energia	BTG Pactual	SPE	19.98%	399,600	420,884	4,209	1/15/2042
Eletronorte	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	Corporate	100.00%	294,700	135,828	1,358	7/28/2029
Eletronorte	Deployment PAR and PMIS	BNDES	Corporate	100.00%	743,382	357,912	3,579	12/15/2023
Eletronuclear	Angra III	BNDES	Corporate	100.00%	6,146,256	3,203,974	32,040	6/15/2036
Chesf	ESBR	BNDES	SPE	20.00%	727,000	896,664	8,967	8/15/2034
Chesf	ESBR	BNDES	SPE	20.00%	232,500	236,520	2,365	1/15/2035
Chesf	ESBR	BNDES REPASSE	SPE	20.00%	717,000	905,294	9,053	8/15/2034
Chesf	ESBR	BNDES REPASSE	SPE	20.00%	232,500	238,070	2,381	1/15/2035
Chesf	Manaus Transmissora	BNDES	SPE	19.50%	78,195	67,540	675	12/15/2026
Chesf	Norte Energia	BNDES	SPE	15.00%	2,025,000	2,095,590	20,956	1/15/2042
Chesf	Norte Energia	CEF	SPE	15.00%	1,050,000	1,105,927	11,059	1/15/2042
Chesf	Norte Energia	BTG Pactual	SPE	15.00%	300,000	315,979	3,160	1/15/2042
Chesf	IE Madeira	BASA	SPE	24.50%	65,415	76,321	763	7/10/2032
Chesf	IE Madeira	BNDES	SPE	24.50%	455,504	404,196	4,042	2/15/2030
Chesf	IE Madeira	Emissão de Debêntures	SPE	24.50%	85,750	115,626	1,156	3/18/2025
Chesf	Corporate Projects Chesf 1	Banco do Brasil	Corporate	100.00%	500,000	385,092	3,851	9/28/2018
Chesf	Corporate Projects Chesf 2	CEF	Corporate	100.00%	400,000	354,678	3,547	2/27/2019
Chesf	IE Garanhuns s/a	BNDES	SPE	49.00%	175,146	168,030	1,680	12/15/2028
Chesf	Corporate Projects Chesf 3	BNDES	Corporate	100.00%	727,560	282,223	2,822	11/15/2023
Chesf	Corporate Projects Chesf 4	BNDES	Corporate	100.00%	475,454	194,825	1,948	11/15/2023
Furnas	UHE Batalha	BNDES	Corporate	100.00%	224,000	165,314	1,653	12/15/2025
Furnas	UHE Simplício	BNDES	Corporate	100.00%	1,034,410	705,108	7,051	7/15/2026
Furnas	UHE Baguari	BNDES	Corporate	100.00%	60,153	39,726	397	7/15/2026
Furnas	SEVERAL	Banco do Brasil	Corporate	100.00%	750,000	758,922	7,589	10/31/2018
Furnas	Rolagem BASA 2008	Banco do Brasil	Corporate	100.00%	208,312	211,777	2,118	2/7/2018
Furnas	Innovation project	FINEP	Corporate	100.00%	268,503	163,880	1,639	11/15/2023
Furnas	Corporate fionancing	Banco do Brasil	Corporate	100.00%	400,000	430,918	4,309	12/6/2023

Company	Project	Financing Bank	Model	Subsidiary Share	Financed value	Outstanding Balance on 12/31/2015	Guarantee Balance Eletrobras	Guarantee End
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	1,594,159	1,968,315	19,683	3/15/2034
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	1,574,659	2,033,066	20,331	3/15/2034
Furnas	UHE Santo Antônio	BASA	SPE	39.00%	196,334	247,102	2,471	12/15/2030
Furnas	UHE Santo Antônio	Emissão de Debêntures	SPE	39.00%	163,800	204,398	2,044	1/24/2023
Furnas	UHE Santo Antônio	Emissão de Debêntures	SPE	39.00%	273,000	318,042	3,180	3/1/2024
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	435,508	405,692	4,057	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	217,754	205,308	2,053	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	4,009	3,083	31	9/15/2027
Furnas	Centroeste de Minas	BNDES	SPE	49.00%	13,827	10,924	109	4/15/2023
Furnas	Serra do Facão	BNDES	SPE	49.47%	257,263	218,804	2,188	6/15/2027
Furnas	Goiás Transmissão	BNDES	SPE	49.00%	49,000	49,372	494	12/1/2031
Furnas	Goiás Transmissão	BNDES	SPE	49.00%	64,435	58,977	590	1/15/2027
Furnas	MGE	BNDES	SPE	49.00%	58,359	49,163	492	1/15/2027
Furnas	Transenergia São Paulo	BNDES	SPE	49.00%	9,212	8,641	86	12/15/2028
Furnas	Rei dos Ventos 1 Eolo	BNDES	SPE	24.50%	30,851	28,235	282	10/15/2029
Furnas	Brasventos Miassaba 3	BNDES	SPE	24.50%	30,984	28,425	284	10/15/2029
Furnas	Rei dos Ventos 3	BNDES	SPE	24.50%	32,533	29,757	298	10/15/2029
Furnas	IE Madeira	BASA	SPE	24.50%	65,415	76,321	763	7/10/2032
Furnas	IE Madeira	BNDES	SPE	24.50%	455,504	404,196	4,042	2/15/2030
Furnas	IE Madeira	Emissão de Debêntures	SPE	24.50%	85,750	115,626	1,156	3/18/2025
Furnas	Teles Pires	BNDES	SPE	24.50%	296,940	339,515	3,395	2/15/2036
Furnas	Teles Pires	BNDES	SPE	24.50%	294,000	338,346	3,383	2/15/2036
Furnas	Teles Pires	Emissão de Debêntures	SPE	24.50%	160,680	211,162	2,112	5/31/2032
Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	2,418	2,033	20	5/15/2023
Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	5,536	4,997	50	3/15/2028
Furnas	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	Corporate	100.00%	294,700	139,274	1,393	7/28/2029
Furnas	Mata de Santa Genebra	Emissão de Debêntures	SPE	49.90%	234,031	234,031	2,340	3/12/2016
Amazonas	Amazonas	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	2,405,979	2,297,400	22,974	1/30/2025
Eletroacre	Eletroacre	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	91,774	87,568	876	1/30/2025
Boa Vista	Boa Vista	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	19,320	17,665	177	12/31/2024
Cepisa	Corporate Project	CEF	Corporate	100.00%	94,906	50,146	501	8/30/2016
Total					46,270,960	41,822,565	418,226

The Company recorded under the heading of operational provisions for noncurrent liabilities the fair value of the amounts guaranteed by the Company over resources already released by the financing banks. The provision is made based on the fair value of the guarantee of Eletrobras, as shown below:

Provisioned Amount:

Guarantee due on 12/31/2014	387,960
Movement in the period	30,266
Guarantee due on 12/31/2015	418,226

a)

UHE Simplício - project of the subsidiary Furnas, with an installed generating capacity of 333.7 MW*. The project has 100% Furnas participation. Therefore, the guarantee of the Company is 100% of the financing.

b)

UHE Mauá - project with an installed capacity of 361 MW, in partnership with the subsidiary Eletrosul (49%) and Copel (51%). In this hydroelectric power plant, there are two contracts with BNDES, direct and indirect, and the Company intervenes as the grantor of 49% of the two contracts.

c)

UHE Jirau - SPE Energia Sustentável do Brasil, formed by the subsidiaries Eletrosul, CHESF and GDF Suez Energy, with installed capacity of 3,750 MW. For the project two loans were taken out with BNDES, one direct and the other indirect, via intermediary banks, to be paid in 240 months. The company is guaranteeing the participation of each of its subsidiaries-Eletrosul (20%) and CHESF (20 percent).

d)

UHE Santo Antônio - SPE Santo Antônio Energia, formed by Furnas, CEMIG, Fundo de Investimentos em Participação Amazônica Energia – FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda. and Andrade Gutierrez Participações S/A, with an installed capacity of 3,568.80 MW*. The Company is a consenting intervening party in financing with the BNDES and with the Banco da Amazônia, with its intervention limited to the participation of Furnas (39%).

e)

UHE Foz do Chapecó - SPE Foz do Chapecó Energia, whose power plant has an installed capacity of 855MW, has the Company as guarantor of the contractual instruments with the BNDES, totaling, in substitution of Bank Financing previously contracted, limited to the percentage of Furnas in SPE (40%).

f)	UHE Baguari - Corporate Project of Furnas, with 140MW of installed capacity. The Company is the guarantor of 15% of the financing contract with the BNDES.

g)

UHE Serra do Facão - SPE Serra do Facão, formed by Furnas (49.47%), Alcoa Alumínio S.A. (34.97%), DME Energética (10.09%) and Camargo Corrêa Energia S.A. (5.47%) with an installed capacity of 212.58 MW*. The guarantee by the Company in relation to the financing with the BNDES relates to the participation of Furnas in the project.

h)

Norte Brasil Transmissora -SPE, with participation of Eletronorte (49%)and has as its objective the implementation, operation and maintenance of the Porto Velho/Araraquara transmission line, with an extension of 2,375 km.

i)

Manaus Transmissora de Energia -SPE, which has the participation of Eletronorte (30%) and Chesf (19.5%) has as its objective to implement and operate 4 substations and a 585 km* transmission line (LT Oriximiná/Itacoatiara/Cariri). The company provides guarantees on two loans in this project (BASA and BNDES).

j)

Mangue Seco 2 – SPE with a 49% participation of the Company and 51% of Petrobras for the construction and operation of three wind farms in Guararé, in Rio Grande do Norte. In this project the Company provided a guarantee, proportional to its participation in the long-term financing agreement with the BNB.

k)	UHE Batalha – Corporate project of Furnas with capacity to generate 52.5 MW, with financing with the BNDES. The Company acts as a guarantor of this contract.

l)

IE Madeira - SPE Interligação Elétrica, with participation of Furnas (24.5%) and Chesf (24.5%). In this project, there is a counter guarantee of the Company in the Bank Financing Contracts, in guarantee of the short-term loan from the BNDES, limited to the participation of its subsidiaries. There is also a short-term loan from BNDES, in which the company acts as an intervening party in proportion to its subsidiaries.

m)

UHE Belo Monte -SPE Norte Energia, with an installed capacity of 11,233 MW*, of Chesf (15%), Eletronorte (19.98%) and Eletrobras (15%) in addition to other partners. The provision of the guarantee of the Company in favor of the SPE for the obligations by the insurer JMALUCELLI, under the guarantee insurance contract. The Company is also involved in a short term loan agreement with the BNDES.

n)	Angra III – the company is the guarantor for the financing of Eletronuclear with the BNDES, to build the corporate project of the UTN Angra III.

o)

Norte Energia S.A. – specific purpose closed-capital company, which object is the engagement in every activity required for deployment, operation, maintenance, and exploration of Usina Hidrelétrica de Belo Monte (UHE Belo Monte). The Company holds 49.98% of the capital stock of Norte Energia.

(*) information not audited by independent auditors

NOTE 24 – DEBENTURES

CONSOLIDATED
Subsidiary	Issuer	Date of Issue	Principal characteristics	Interest rate	Expiration	Balance on 12/31/2015	Balance on 12/31/2014
Eletronorte	Issued by ETE (incorporated by Eletronor	June/2011	Private subscription of the first issuance by the Subsidiary, subscribed in favor of Fundo de Desenvolvimento da Amazônia - FDA, and maintained under custody of the operating agent of the Contract, Banco da Amazônia S.A., with guarantee under collateral, in four series, all convertible into shares of the SPE, with and without voting rights.	TJLP + 1.65% p .a.	10/7/2031	219,803	219,418

CELG-D	1st Issue	3/4/2014	Simple debenture, in single series, with additional guarantee, non-convertible into shares, subject to public distribution with limited distribution efforts.	100%CDI + 7.44% p.a.	3/4/2019	-	285,346

Eletrosul	SPE Chuí IX - 1st Issue	10/20/2014	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread 1.90% p.a.	01/18/2016	25,807	25,516

Eletrosul	SPE Chuí IX - 2nd Issue	05/20/2015	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread 3.45% p.a.	01/18/2016	11,355	-

Eletrosul	SPE Hermenegildo I - 1st Issue	10/20/2014	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread 1.90% p.a.	01/18/2016	81,751	80,732

Eletrosul	SPE Hermenegildo I - 2nd Issue	05/20/2015	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread 3.45% p.a.	01/18/2016	33,073	-

Eletrosul	SPE Hermenegildo II - 1st Issue	10/20/2014	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread 1.90% p.a.	01/18/2016	81,751	80,732

Eletrosul	SPE Hermenegildo II - 2nd Issue	05/20/2015	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread 3.45% p.a.	01/18/2016	17,673	-

Eletrosul	SPE Hermenegildo III - 1st Issue	10/20/2014	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread de 1.90% p.a.	01/18/2016	69,039	68,179

Eletrosul	SPE Hermenegildo III - 2nd Issue	05/20/2015	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread 3.45% p.a.	01/18/2016	22,222	-

						562,474	759,923

On October 19, 2015, SPEs Eólica Hermenegildo I, Eólica Hermenegildo II, Eólica Hermenegildo III and Eólica Chuí IX made the first amendment of Debentures of 1st and 2nd issuance, in the total amount of R$ 331,600, changing the due date from October 20, 2015 to January 16, 2016 and changing the compensation fee to CDI + 3.45% p.a. Two dates were set for the payment of interest, on October 20, 2015, where R$ 44,169 were paid, and another one for the new due date.

NOTE 25 - COMPULSORY LOAN

The Compulsory Loan on the consumption of electric energy, established by Law No. 4,156/1962 in order to generate resources for expansion of the Brazilian electric sector, was eliminated by Law No. 7,181 of December 20, 1983, which set the date of December 31, 1993 as the deadline for the collection.

In the first phase of this compulsory loan, which ended with the advent of Decree-Law No. 1,512/1976, the collection of the tax reached many classes of energy consumers, and taxpayer credits were represented by bearer bonds issued by the Company.

The second time, which began with the provisions in the aforementioned Decree-Law, the Compulsory Loan in question began to be charged only from industries with a monthly energy consumption higher than 2,000 kwh*, and taxpayer credits were no longer represented by bonds, but simply carried by the Company.

The remaining Compulsory Loan balance, after the fourth conversion into shares, on April 30 of 2008, related to credits created from 1988 to 2004, is registered under current and non-current liabilities, maturing starting in 2008, and are remunerated at the rate of 6% a year, plus monetary update based on the variation of the IPCA-E, and as of December 31, 2015, correspond to R$ 523,635 (December 31, 2014 – R$ 519,674), of which R$ 466,005 are non-current (December 31, 2014 – R$ 469,459).

The Bearer Bonds issued due to the Compulsory Loan are not securities, are not tradable on the stock market, are not priced and are not payable. In this way, the Company’s administration clarifies that the Company has no debentures in circulation.

The emission of these securities derived from a legal imposition, and not a corporate decision by the Company. Likewise, its taking by bondholders was not an act of their will, but a legal duty, by force of Law No. 4,156/1962.

The CVM (Brazilian securities commission), in a decision by its collegiate issued in administrative process CVM RJ 2005/7230, lodged by holders of the mentioned securities, affirmed in a document that “the obligations issued by the Company due to Law No. 4,156/1962 cannot be considered market securities.”

The CVM also understood that there is no irregularity in the procedures adopted by the Company in its Financial Statements, with regards to the aforementioned obligations, neither in the publishing of the existence of legal action.

The unenforceability of those Bearer Obligations was reinforced by decisions of the Supreme Court, which corroborated the understanding that those securities have prescribed and are not valid for guaranteeing tax enforcement.

Therefore, the Bearer Obligations issued in the first phase of this compulsory loan, as decided by the CVM, are not to be confused with debentures. In addition, by force of the provisions of Article 4, § 11 of Law No. 4,156/1962, and Article 1 of Decree No. 20,910/1932, they are unenforceable, a condition confirmed in Informational 344 of the Supreme Court (STJ), which states that these Obligations cannot be used as guarantees for tax enforcement action, since they are not liquid and are not debentures.

As such, the liabilities related to the Compulsory Loan refer to residual credits, created from 1988 to 1994, from industrial consumers with consumption greater than 2,000 kWh*, in the second phase of this Compulsory Loan, as well as to interest on those credits not claimed, as shown:

	PARENT COMPANY AND CONSOLIDATED
	12/31/2015	12/31/2014
CURRENT
Interest payable	57,630	50,215

NON- CURRENT
Credits received	466,005	469,459

TOTAL	523,635	519,674

NOTE 26 – FUEL CONSUMPTION ACCOUNT – CCC

The Fuel Consumption Account (CCC), created by Decree No. 73,102, of November 7, 1973, is intended to combine the prorating of fuel consumption costs in the generation of thermoelectric energy, especially in the Northern region of the country.

According to Law No. 8,631, of March 04, 1993, the Company manages the sums collected by the concessionaire of the public service of electrical energy, and credits them to the Fuel Consumption Account (CCC), for the annual fees destined to expenditures with fuel for the generation of electrical energy. The sums recorded under current assets, in counterpart to current liabilities, are funds available, kept in a restricted account, and the amounts not paid by concessionaires.

	PARENT COMPANY AND CONSOLIDATED
	12/31/2015	12/31/2014

Current Assets	195,966	521,964
Non-Current Assets	13,331	3,944

Total	209,297	525,908

Current Liabilities	-	301,471
Non-Current Liabilities	452,948	474,770

Total	452,948	751,722

The enactment of Law No. 12,783/2013 extinguished the mandatory nature of contributing to this charge, for concessionaires of the public service of electrical energy.

NOTE 27 – TAXES PAYABLE AND INCOME TAX AND SOCIAL CONTRIBUTIONS - LIABILITY

27.1. Taxes payable

	PARENT COMPANY		CONSOLIDATED
Current Liabilities:	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Taxes withheld at source (IRRF)	30,364	36,076	239,721	177,357
PASEP and COFINS	250,273	22,660	577,998	196,440
ICMS	-	-	211,659	286,142
PAES / REFIS	-	-	185,441	243,349
INSS/FGTS	-	-	139,792	120,135
Others	-	-	201,967	144,745

Total	280,637	58,736	1,556,578	1,168,168

	PARENT COMPANY		CONSOLIDATED
Non- Current Liabilities:	12/31/2015	12/31/2014	12/31/2015	12/31/2014
PASEP and COFINS	-	-	75,323	39,548
Deferred PASEP and COFINS	181,991	-	181,991	-
PAES / REFIS	-	-	595,691	756,478
INSS/FGTS	-	-	31,884	22,809
Others	-	-	15,420	18,716

Total	181,991	-	900,309	837,551

27.2. Income taxes and social contributions

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Current Liabilities:
Current Income Tax	150,749	-	431,712	13,938
Current Social Contribution	45,251	-	149,632	4,200

	196,000	-	581,344	18,138

Non-Current Liabilities:

Deferred IRPJ/CSLL	733,289	291,878	1,003,796	569,380

27.3. Conciliation of expenses with income tax and social contributions

	PARENT COMPANY
	12/31/2015		12/31/2014
	IRPJ	CSLL	IRPJ	CSLL
Loss before IRPJ and CSLL	(13,792,291)	(13,792,291)	(2,794,990)	(2,794,990)

Total IRPJ and CSLL calculated at the rates of 25% and 9%, respectively	3,448,073	1,241,306	698,748	251,549

Effect of additions and exclusions
Dividend revenue	15,511	5,584	24,619	8,863
Equity Method	(1,469,836)	(529,141)	(64,808)	(23,331)
Fiscal Loss Compensation	53,870	19,393	-	-
Deferred taxes not recognized/cancelled	(2,436,744)	(877,228)	(741,246)	(266,847)
Donations	(41,301)	(14,868)	(48,777)	(17,560)
Other additions and exclusions	(47,011)	(16,924)	(42,114)	(15,161)

Total income (expense) IRPJ and CSLL	(477,438)	(171,878)	(173,578)	(62,487)

Effective rate	3.46%	1.25%	6.21%	2.24%

	CONSOLIDATED
	12/31/2015		12/31/2014
	IRPJ	CSLL	IRPJ	CSLL
Loss before IRPJ and CSLL	(14,243,546)	(14,243,546)	(1,261,984)	(1,261,984)

Total IRPJ and CSLL calculated at the rates of 25% and 9%, respectively	3,560,887	1,281,919	315,496	113,579

Effect of additions and exclusions
Dividend revenue	15,563	20,350	25,555	9,198
Equity Method	132,862	47,830	(304,210)	(109,516)
Operational Provision	207,389	61,529	-	-
Deferred taxes not recognized/cancelled	(4,208,992)	(1,463,822)	(1,222,047)	(514,886)
Fiscal incentives	18,088	-	111,197	2,075
Other additions and exclusions	(308,812)	(74,903)	(94,020)	(32,940)

Total income (expense) IRPJ and CSLL	(583,015)	(127,097)	(1,168,029)	(532,490)

Effective rate	4.09%	0.89%	92.55%	42.19%

27.4. Tax Incentives - SUDENE

Provisional Measure 2.199-14, of August 24, 2001, amended by Law 11.196, of November 21, 2005, allowed companies located in the Northeast Region with ventures in the infrastructure sector considered by act of the Executive branch to be a priority for regional development, to reduce the income tax amount owed for the purpose of investing in projects of installation, expansion, modernization or diversification.

Regarding concession contracts nos. 006/2004 of generation, and no. 061/2001 of transmission (both signed by the CHESF), the right to the incentive reducing 75% of income tax covers the years of 2008 to 2017. For transmission contracts numbers 008/2005 and 007/2005, the right to the reduction incentive was granted for the period, 2011 to 2020. For contracts with a tax incentive, the income tax rate of 25% becomes 6.25%.

27.5. Special payment plan - PAES

The subsidiaries Furnas, Eletrosul, Eletroacre and Distribuição Alagoas chose to refinance tax debts. The refinanced term is limited to 180 months, and the balance owed is corrected by the long-term interest rate (TJLP) and SELIC rate.

27.6. Tax Recovery Program (REFIS) – Law 12.865/2013

On December 30, 2013, Furnas chose the REFIS, for processes related to the PASEP, COFINS and PASEP/COFINS taxes.

The financing term is limited to 180 months and the outstanding balance is adjusted according to SELIC.

27.7- Deferred PASEP and COFINS on Active Foreign Exchange Variation

On April 1, 2015, Decree No. 8,426 was enacted, reestablishing to 0.65% and 4%, respectively, the PIS/PASEP and COFINS rates incurring on financial income from corporations subject to the non-accrual regime, in effect on July 1, 2015.

However, with Decree No. 8,451, published on May 19, 2015, the Federal Government reestablished to zero the PIS/PASEP and COFINS rates incurring on financial income arising out of monetary adjustments, due to the foreign exchange rate, for (I) exporting of goods and services abroad; and (ii) obligations undertook by the corporation, including loans and financing.

Considering that Decree No. 8,451 established the maintenance of the zero rate only for the above-mentioned operations, the Controller started paying, at the settlement of the corresponding transaction, the PIS/PASEP and COFINS contributions incurring on monetary changes arising out of foreign currency variations in loan agreements granted by the Company.

In this context, due to the deferred taxation of exchange variation for the time of settlement of the operation, the Controller recognized in non-current liabilities differed PIS/PASEP and COFINS in the amounts of R$ 25,440 and R$ 156,551, respectively.

NOTE 28 – REGULATORY FEES

	CONSOLIDATED
	12/31/2015	12/31/2014
CURRENT LIABILITIES
RGR share	154,753	229,178
CDE share	38,979	8,827
PROINFA share	45,819	28,466
Compensation for the use of hydric resources	56,932	66,006
Rate for Energy Services Supervision	5,223	4,072
Research and Development R&D	356,920	371,367
Energy Efficiency Program - PEE	24,397	167,446
Others	12,377	54,935

	695,400	930,297
NON-CURRENT LIABILITIES
RGR share	8,184	32,975
Research and Development R&D	404,623	348,308
Energy Efficiency Program - PEE	49,388	48,844
Others	-	179,594

	462,195	609,721

TOTAL	1,157,595	1,540,018

28.1. Global Reversal Reserve - RGR

Concessionaires of the Public Service of Electrical Energy are responsible for contributing to the formation of the RGR, by paying a share named Reversal and Takeover of Electrical Energy Services, of up to 2.5% of the value of investments made by concessionaires and permit-holders, limited to 3% of annual revenue. The value of the share is calculated as a component of the cost of concessionaire’s service.

Concessionaires pay their annual share into the Fund, which is not controlled by the Company, in an attached bank account managed by the Company, which manages the account within the limits established by Law No. 5,655/1971 and later amendments, also not reflected in the Company’s Financial Statements, since it is an entity independent of the Company.

According to Art. 20 of Law No. 12,431, 2011, this fee was extended until 2035, whereas it had originally been established to expire at the end, 2010. With the publishing of Law No. 12,783/2013, starting on January 1, 2013, the following were no longer required to pay into the RGR annually:

a)   Concessionaires and permit-holders of the public service of electrical energy distribution;

b) Concessionaires of the public service of electrical energy transmission tendered after September 12, 2012; and

c) Concessionaires of the public service of transmission and generation of electrical energy renewed in accordance with Law No. 12,783/2013.

28.2. Energy Development Account (CDE)

The Energy Development Account (CDE) is intended to promote the development of energy in the states, projects to universalize electrical energy services, the program to subsidize low-income consumers, and expansion of the natural gas grid to serve states that do not yet have pipelines.

The CDE was created on April 26, 2002 and is managed by the Company, fulfilling a program set out by the Ministry of Mines and Energy, and does not affect the Company’s results.

The CDE is also used to guarantee the competitiveness of energy produced from alternative sources (eolic, small hydroelectric plants and biomass) and from national mineral coal.

Starting in 2013, as one of the instruments to enable a reduction in light bills, this contribution was reduced to 25% of the current rate.

28.3. PROINFA

The Federal government program for the development of projects to diversify Brazil’s energy grid and foster alternative sources of electrical energy, created by Law 10.438, of April 2002, is managed by the Company and seeks regional solutions for the use of renewable energy sources.

The PROINFA establishes the operation of 144 plants, totaling 3,299.40 MW* of installed capacity. The plants in the program account for the generation of approximately 12,000 gWh/year—an amount capable of supplying about 6.9 million residences and equivalent to 3.2% o the total annual consumption in the country. The 3,299.40 MW contracted are divided into 1,191.24 MW* from 63 Small Hydroelectric Plants (PCHs), 1,422.92 MW from 54 eolic plants, and 685.24 MW* from 27 plants based on biomass. This energy is guaranteed contracting for 20 years by the Company. Operations performed under PROINFA do not affect the Company’s results (which is responsible for payment).

(*) information not audited by independent auditors

28.4. Financial compensation for the use of water resources

Financial compensation for the use of water resources for the purposes of generating electrical energy was instituted by the Federal Constitution of 1988, and are a percentage that concessionaires of hydroelectric generation pay for the use of water resources. ANEEL manages the collection and distribution of resources among beneficiaries: States, cities and entities directly managed by the Union.

As established by Law No. 8,001, of March 13, 1990, with the amendments given by Laws No. 9,433/1997, 9,984/2000 and 9,993/2000, 45% of the resources are destined for cities affected by the UHE reservoirs, while states are entitled to another 45%. The Union gets the remaining 10%. Generators characterized as Small Hydroelectric Plants (PCHs) are exempt from payment of this financial compensation.

The concessionaires pay 6.75% of the value of energy produced as Financial Compensation.

28.5. Fee for Oversight of Electrical Energy Services

The Fee for Oversight of Electrical Energy Services (TFSEE) was created by Law No. 9,427, of December 26, 1996, and regulated by Decree No. 2,410, of November 28, 1997, to create revenue for the National Electrical Energy Agency, to cover its administrative and operating expenses.

The TFSEE is equivalent to 0.5% of the economic value added by a concessionaire, permit-holder or authorization holder, including in cases of independent production and self-production, the exploration of services and electrical energy facilities.

The TFSEE is owed since January 1, 1997, and is set annually by ANEEL and paid in twelve monthly payments.

28.6 – Research and Development– R&D

Electricity concessionaires must, annually, apply the minimum amount equal to 1% of its net adjusted operating revenue on research and development for the electric sector, under the terms in Law No. 9,991, dated July 24, 2000.

The R&D funds aim to pay for studies and researches in planning the expansion of the energy system, as well as the inventory and feasibility needed to enjoy the hydro-electric potential.

Compliant with the terms in said regulations, as counterpart to amounts recorded in the liabilities, concessionaires account for in the result, in research and development, as operating income deduction.

NOTE 29 –SHAREHOLDERS COMPENSATION

	PARENT COMPANY
	12/31/2015	12/31/2014
CURRENT
Unclaimed dividends	40,518	58,091
Withheld dividends from previous years	1,960	3,904

	42,478	61,995

29.1. - Dividends Withheld from Previous Fiscal Years

In January, 2010, the Company’s board of directors ordered payment of the balance of the Special Undistributed Dividend Reserve, in four annual payments starting in fiscal year 2010, inclusive.

29.2. – Unclaimed Dividends

The balance of the remuneration to shareholders, demonstrated in current liabilities, contain the sum of R$ 40,518 (R$ 58,091 on December 31, 2014), which was unclaimed remuneration from the fiscal years, 2012 2013, and 2014. The remuneration for 2011 and earlier has prescribed, according to the Company’s bylaws.

NOTE 30 – POST-EMPLOYMENT BENEFITS

The companies in the Eletrobras System sponsor pension plans for their employees, as well as post-employment medical assistance plans and life insurance in certain cases. Those benefits are classified as defined benefits (BD) and defined contributions (CD).

Due to the decentralized structure of the Eletrobras system, each segment sponsors its own package of employee benefits. In general, the Group offers its current and future retirees and its dependents pension benefits, and post-employment medical assistance and life insurance, as presented in the following chart:

Types of post-employment benefits sponsored by Eletrobras System companies
Company	Pension benefit plans			Other post-employment benefits
	BD Plan	Paid Plan	CD Plan	Life Insurance	Health Insurance
Eletrobras	X		X	X
Amazonas	X		X
Boa Vista	X		X		X
Ceal	X		X		X
Celg-D	X		X		X
Cepisa	X		X
Ceron			X
CGTEE	X
Chesf	X	X	X	X
Eletroacre			X
Eletronorte	X		X	X	X
Eletronuclear	X				X
Eletrosul	X		X		X
Furnas	X		X	X	X

The pension benefit plan normally exposes the Group to actuarial risks, such as the risk of investment, interest rate risk, longevity risk and salary risk.

Investment Risk

The current value of the liability of the defined pension benefit plan is calculated using a set discount rate due to the remuneration of high quality private securities; if the return on the assets of the plan is under that rate, the plan will run a deficit. At the moment, the plan’s investment is relatively balanced in stocks, debt instruments and real estate. Due to the long-term nature of plan liabilities, the pension fund’s board considers it appropriate that a reasonable portion of the plan’s assets should be invested in shares and real estate, to leverage the return generated by the fund.

Interest rate risk	A reduction in the interest rate of the securities will increase the plan’s liability. However, this will be partially compensated by an increased return on the plan’s debt securities.
Longevity risk

The current value of the defined benefit plan’s liability is calculated by referencing the best estimate of the mortality of plan participants during and after employment. An increase in the life expectation of plan participants will increase the plan’s liability.

Salary risk

The current value of the defined benefit plan’s liability is calculated by referencing the future salaries of plan participants. Therefore, an increase in the salary of plan participants would increase the plan’s liability.

The charts below present a conciliation of the present value of the defined benefit obligations and the fair value of assets whose values are recorded on the balance sheets for pension benefits and for all other post-employment benefits. Next we will present the consolidated results of the Eletrobras group. The most recent actuarial valuation of plan assets and of the present value of the defined benefits obligation was conducted on December 31, 2015.

The balance of post-employment benefit obligations is presented below:

Post-employment benefit obligations - values recognized in balance sheet	Parent Company		Consolidated
	2015	2014	2015	2014

Defined pension benefit plans	265,590	447,081	1,693,130	1,885,914
Health and life insurance plans	9,933	12,182	272,296	374,252
Other post-employment benefit obligations	-	-	8,259	-

Total post-employment benefit obligations	275,523	459,263	1,973,685	2,260,166

CURRENT	22,557	10,856	114,861	258,898

NON-CURRENT	252,966	448,407	1,858,824	2,001,268

a)	Conciliation of the liability of pension plans and other benefits

Post-employment benefit obligations - values recognized in balance sheet and financial statements	PARENT COMPANY			Consolidated
	2015	2014	2013	2015	2014

Present value of actuarial obligations, covered as a whole or in part	1,650,165	1,856,603	1,748,898	17,867,309	18,494,073
Fair value of plan assets (-)	(1,474,504)	(1,483,624)	(1,787,681)	(18,905,009)	(19,300,597)
Net Liabilities / (Assets)	175,661	372,979	(38,783)	(1,037,700)	(806,524)

Effect of restriction on asset	-	-	38,783	1,890,266	1,916,652
Actuarial debt contracted between sponsor and plan	90,229	67,850	78,476	842,672	1,271,936
Financial debt contracted between sponsor and plan	89,929	74,102	-	157,757	191,664
Value of post-employment benefits liability/(assets)	180,158	141,952	78,476	1,000,429	1,463,600

Current service cost	(965)	(706)	3,867	(53,494)	(47,310)
Cost of net interest	44,388	-	52,525	125,220	70,338
Actuarial Expenses /(Income) recognized in the fiscal year	43,423	(706)	56,392	71,727	23,028

Post-employment benefit obligations - values recognized in balance sheet and financial statements	Parent Company		Consolidated
	2015	2014	2015	2014

Present value of actuarial obligations, covered as a whole or in part	9,933	12,182	272,296	374,252
Fair value of plan assets (-)	-	-	-	-
Net Liabilities / (Assets)	9,933	12,182	272,296	374,252

Liabilities / (Asset) of other post-employment benefits	9,933	2,156	374,252	360,173

Current cost of service	1,383	237	14,147	19,238
Cost of net interest	1,487	259	43,639	42,626
Actuarial expense / (income) recognized in the year	2,870	496	57,786	61,864

b) Disclosure of Defined Benefit Pensions

Consolidated results of defined pension benefits - conciliation of the present value of defined benefit obligations:

Chart b.1 – Defined benefit pension plans – Activity of present value of actuarial obligations	PARENT COMPANY		Consolidated
	2015	2014	2015	2014

Value of actuarial obligations in the beginning of the year	1,856,603	1,748,898	18,494,073	17,196,047
(Sale)/ Acquisition of subsidiary (*)	-	-	(68,269)	65,303
Current cost of service	3,628	3,640	86,483	84,100
Interest on actuarial obligation	216,116	199,789	2,167,943	2,009,652
Benefits paid in the year (-)	(182,569)	(172,282)	(1,455,594)	(1,302,903)
(Gain)/Loss on actuarial obligations arising out of remeasurement	(243,614)	76,558	(1,357,326)	441,874
Actuarial (gains) losses due to changes in demographic assumptions	-	(2,938)	25,321	(74,348)
Actuarial (gains) losses due to changes in financial assumptions	(130,252)	35,742	(1,309,909)	455,898
Actuarial (gains) losses due to adjustments by experience	(113,363)	43,754	(72,738)	60,324
Present value of actuarial obligations in the end of the year	1,650,165	1,856,603	17,867,309	18,494,073

Consolidated results of defined benefit pensions - conciliation of the fair value of assets of plans:

Chart b.2 - Defined pension benefits plans - Changes and composition of fair value of assets	PARENT COMPANY		CONSOLIDATED
	2015	2014	2015	2014

Fair value of adssets at the beginning of year	1,483,624	1,787,681	19,300,597	17,830,733
Acquisition of subsidiary (*)	-	-	(63,327)	52,699
Benefits paid during the year (-)	(182,569)	(172,282)	(1,455,594)	(1,302,903)
Participant’s contribution during the year	4,594	4,345	139,977	134,426
Employer’s contributions during the year	15,451	12,385	211,355	238,939
Assets expected return during the year	171,729	205,461	2,291,003	2,103,348
Gain/(Loss) on assets of the plan (excluding interest income)	(18,324)	(353,966)	(1,519,001)	243,355
Fair value of assets at the end of the year	1,474,504	1,483,624	18,905,009	19,300,597

Effective income of assets in the year	153,404	(148,505)	772,002	2,346,703

* Acquisition of subsidiary (See Note 43)

Consolidated results of pension benefits - Amounts recognized in other comprehensive income:

	PARENT COMPANY		CONSOLIDATED
	2015	2014	2015	2014
Other comprehensive income(ORA) accrued Pension Program	81,783	330,543	2,321,962	1,945,074

	PARENT COMPANY		CONSOLIDATED
	2014	2013	2014	2013
Actuarial gains (losses) recognized in ORA in the year for deferred taxes - Pension Program	248,760	(392,065)	(376,887)	(1,298,178)

c) Disclosure of Other Post-employment Benefits

Consolidated results of other post-employment benefits – conciliation of present value of defined benefit obligations:

Table c.1 - Other post-employment benefits – Activity of present value of actuarial obligations	PARENT COMPANY		Consolidated
	2015	2014	2015	2014

Value of actuarial obligations at the start of the year	12,182	2,156	364,821	360,173
Current cost of service	1,383	259	14,147	19,260
Interest on actuarial obligations	1,487	237	43,639	42,604
Benefits paid in the year	-	-	(11,249)	(14,977)
(Gain)/loss on actuarial obligations arising from remeasurement	(5,119)	9,530	(139,062)	(32,808)
Actuarial (gains) losses derived from changes in demographic premises	-	-	(29,682)	29,384
Actuarial (gains) losses derived from changes in financial premises	(560)	124	(49,624)	119,803
Actuarial (gains) losses derived from adjustments for experience	(4,559)	9,406	(59,756)	(181,995)
Present value of actuarial obligations at year end	9,933	12,182	272,296	374,252

Consolidated results of other post-employment benefits – Sums recognized in Other Comprehensive Income:

	PARENT COMPANY		CONSOLIDATED
	2015	2014	2015	2014
Other accrued comprehensive income (ORA) - Other post-employment benefits	(23,731)	(18,612)	46,326	185,388

	PARENT COMPANY		CONSOLIDATED
	2015	2014	2015	2014
Actuarial gains (losses) recognized in ORA at exercise Other post-employment benefits	5,119	(9,530)	139,062	32,808

d) Actuarial and economic assumptions

The actuarial assumptions presented below are used to determine the defined benefit obligation and expenses for the year.

Economic Hypothesis
	2015	2014
Annual actuarial discount rate (i)	13,16% to 13,27%	12,19% to 12,27%
Annual actual actuarial discount rate	7,26% to 7,36%	6,12% to 6,20%
Projected average increase in wages	5,50% to 9,57%	6,78% to 9,80%
Projected average increase in benefits	5.50%	5.72%
Actual annual rate of change in medical costs	0% to 6,18%	1,00% ato5,64%
Average annual inflation rate	5.50%	5.72%
Expected return on plan assets (ii)	13,16% to 13,27%	12,19% to 12,27%

Demographic Hypothesis
	2015	2014
Turnover rate	0%;2,80%;80% T1 Service Table	0%;(2/participant age)- 0,04;80% T1 Service Table
Mortality table, active and inactive	AT-2000;AT-2000 BASIC;AT-83 BASIC F;AT-2000 (D10);AT-2000 (suavizada 10%);AT-83 BASIC M	AT-2000;AT-83 BASIC F;AT- 2000 (D10);AT-2000 (softened 10%) M&F;AT-83 BASIC M;AT- 83 M&F;AT- 83 BASIC F
Disability mortality table	AT- 83;AT-83 (D10);AT-49 DES 2 anos;MI-85;AT-49 M;AT- 49 M&F;AT-49 (M&F) AGR 100%;RP - 2000 Disable;AT - 83M (atoned by 5%);RP 2000 Disable M&F;RRB - 1983	AT- 83;AT-83 (D10);AT-49 DES 2 anos;MI-85;AT-49 M;AT- 49 M&F;AT-49 (M&F) AGR 100%;RP - 2000 Disable;AT - 83M (atoned by 5%);RP 2000 Disable M&F;RRB - 1983
Disability table	Light Weak, Medium, and Strong; Muller; Alvaro Vindas;TASA-1927 (Suavizada 30%)	Light Weak, Medium, and Stron; Alvaro Vindas;TASA- 1927 (Suavizada 30%)
% of married at retirement date	95%	95%
Age difference between men and women	4 years	4 years

(i) Long-term interest rate

(ii) Represents the maximum and minimum return rates of asset plans.

The definition of this rate took into account the market practice of Federal government bonds, according to the criteria recommended by national and international standards, for terms similar to those of the flow of obligations of the benefits program, for the duration.

The global expected return rate is the weighted average of expected returns from the various categories of plan assets. The Management’s valuation of expected return is based on historical return trends and market analysts’ forecasts for the assets during the life of the respective obligation. The current return of BD plan assets on December 31, 2015 was R$ 153,404 (R$ 148,505 in 2014) at the Controller, and R$ 772,002 (R$ 2,346,703 in 2014) in the Consolidated group.

e) Employer contributions

On December 31, 2015, the contributions made by the Controller to the creation of mathematical provisions for benefits under the CD Plan reached R$ 16,983 (R$ 14,772 in 2014) and R$ 213,626 (R$ 183,145 in 2014) in the Consolidated group.

On December 31, 2015, the contributions made by the Controller to the creation of mathematical provisions for benefits under the BD Plan reached R$ 15,451 (R$ 12,385 in 2014) and R$ 211,355 (R$ 238,713 in 2014) in the Consolidated group.

The Controller expects to contribute R$ 29,696 to the defined benefit plan in the next year, and R$ 216,015 in the Consolidated.

The average weighted duration of the defined benefit obligation of the Controller is 8.16 years, and the average in the Consolidated group is 10.15 years.

An analysis of the expected maturation of non-discounted benefits of post-employment defined benefit plans:

Parent Company

Parent Company on December 31, 2015	Up to 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total

Pension Program	165,316	163,146	474,294	2,428,478	3,231,234
Consolidated

Consolidated on December 31, 2015	Up to 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total

Pension Program	1,547,230	1,553,554	4,639,378	31,212,694	38,952,856

f) The actuarial assumptions relevant to determining the defined obligation are: discount rate, medical cost, expected salary increase, and mortality. The following sensitivity analyses were determined based on reasonably possible changes to the respective assumptions which occurred at the end of the reporting period, all other assumptions remaining constant.

Parent Company

●	If the discount rate were 0.25% higher (lower), the defined benefit obligation would be reduced by R$ 30,940 (increased by R$ 32,057).

●	If life expectancy increased (decreased) in a year for men and women, the defined benefit obligation would increase by R$ 34,693 (decrease by R$ 35,550).

Consolidated group

●	If the discount rate were 0.25% higher (lower), the defined benefit obligation would be reduced by R$ 380,518 (increased by R$ 396,007).

●	If medical costs were 0.25% higher (lower), the defined benefit obligation would increase by R$ 10,672 (decrease by R$ 9,863).

●	If life expectancy increased (decreased) in a year for men and women, the defined benefit obligation would increase by R$ 289,720 (decrease by R$ 299,407).

The sensitivity analysis presented may not be representative of the real change in the defined benefit obligation, since it is not likely that the change would occur in isolated assumptions, considering that some assumptions may be correlated.

Additionally, when presenting the sensitivity analysis, the present value of the defined benefit obligation was calculated by the projected unit credit method at the end of the reporting period, which is equal to that used to calculate the liability of the defined benefit obligation recognized on the balance sheet.

There was no change in relation to previous years in the methods and assumptions used to prepare the sensitivity analysis.

g) Sums included in the fair value of plan assets

		PARENT COMPANY		CONSOLIDATED
	Asset Category	2015	2014	2015	2014
1	Immediately available values	8	10	1,508	4,826
2	Payable	123,083	79,534	888,620	862,037
4	Credit on Private Deposits	198,122	189,288	394,430	397,668
3	Fixed income investments	716,942	683,227	13,720,841	12,779,880
7	Variable income investments	134,653	142,535	2,126,328	2,718,104
8	Investment funds	194,643	239,191	1,160,367	1,905,109
9	Estate investments	134,367	142,249	841,652	861,319
10	Structured investments	-	-	385,643	275,595
11	Loans and financing	77,585	70,972	526,007	593,423
13	Others	2,099	1,997	89,360	140,856
12	(-) Funds receivable from sponsor	(42,995)	(13,256)	(408,644)	(454,484)
14	(-) Operationable receivables	(7,671)	(5,406)	(97,585)	(62,453)
15	(-) Contingence receivables	(7,085)	(2,397)	(437,104)	(456,687)
16	(-) Investment funds	(4,316)	(4,076)	(91,827)	(84,577)
17	(-) Administrative funds	(44,931)	(40,244)	(167,243)	(163,708)
18	(-) Pension funds	-	-	(27,344)	(16,310)

	Total assets	1,474,504	1,483,624	18,905,009	19,300,597

The fair value of capital and debt instruments is determined based on market prices quoted in active markets, while the fair value of securities investments are not based on market prices quoted in active markets.

NOTE 31 - PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are partly involved in various lawsuits underway in the courts, especially in the labor and civil courts, and which are in various stages.

The Company Management adopts the procedure of classifying causes filed against the Company according to loss risk and the occurrence of the present obligation due to past event, based on the opinion of its legal advisors, as follows:

●	for causes where a negative outcome for the Company is considered likely, as well as meeting the condition of this obligation related to a past event, provisions are created;

●	for causes where a negative outcome for the Company is considered possible, no provision is made, and the information is disclosed in explanatory notes, when relevant; and

●

for causes where a negative outcome for the Company is considered remote, no provision is made, and the explanatory notes disclose only information which is deemed relevant to fully understanding the Financial Statements, at management’s discretion.

Therefore, contingency provisions are created in order to cover any losses, deemed by the Company and its subsidiaries’ management, with the help of legal advisors, as sufficient to cover any losses in court cases.

On the closing date of these Financial Statements, the Company has the following provisions for legal obligations related to legal proceedings considered by Company Management, due to their nature, as being a likely risk of future disbursement:

a)Probable contingencies:

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
CURRENT
Labor	492	-	21,100	12,589
Tax	-	-	-	-
Civil	542,853	-	569,625	19,493

	543,345	-	590,725	32,082

NON-CURRENT
Labor	165,712	119,429	984,066	930,375
Tax	-	-	644,466	236,593
Civil	8,736,188	4,709,952	11,927,597	7,783,396

	8,901,900	4,829,381	13,556,129	8,950,364

	9,445,245	4,829,381	14,146,854	8,982,446

On December 31, 2015, the Company has classified the amount of R$ 543,345 as current liabilities based on the history of payments of judicial causes made in the last three years.

These provisions evolved in the following way this year:

	PARENT COMPANY	CONSOLIDATED

Balance on 12/31/2014	4,829,381	8,982,446

Provisions	5,993,331	8,217,630
Reversal of Provisions	(294,541)	(1,096,853)
Monetary Adjustment	-	76,351
Write Off	(419,855)	(1,128,215)
Payments	(663,071)	(904,505)

Balance on 12/31/2015	9,445,245	14,146,854

a) Main legal proceedings against the Company and its subsidiaries with the likelihood of probable loss:

a.1) Civil lawsuits

In the Parent Company

There is an expressive judicial litigation involving the controller. The largest number of claims in this universe refers to claims aimed at getting monetary correction criteria to be applied to accounting credits of the Compulsory Loan on consumption of electricity.

These lawsuits challenge the monetary correction system determined by legislation governing the Compulsory Loan, and applied by the Company.

Credits of the compulsory loan were paid by the Company by means of conversions made in 1988, 1990, and 2005.

The difference has been presented to the Superior Court of Justice (STJ), and the merit has been decided by that Court. The matter, however, is currently subject to appeals to the Federal Supreme Court (STF), which are pending judgment.

Despite the fact that the matter had been submitted to the STF, due to the precedent of the STJ, decided under the terms in article 543-C in the Code of Civil Procedure of 1973, claims filed, have been following the regular course and, consequently, there have been several convictions for the payment of monetary adjustment differences related to this period, and as result of these, Eletrobras have been subject to many executions, and there is no agreement between Eletrobras and the plaintiffs as for the calculation of the due amount.

However, in the third quarter of 2015, the STJ issued decisions defining the parameters for the method to calculate such executions, accepting some of the claims made by

Eletrobras, although not entirely, causing adjustments to the calculation methods adopted by Eletrobras and the risk classification of these claims and consequent difference in the provision for contingencies in the year ending on December 31, 2015.

There are currently approximately 3,868 lawsuits pursuing this same object, underway in various instances. The Company maintains a provision for these civil contingencies, at the Controller, worth R$ 9,279,041 (December 31, 2014 – R$ 4,306,609) for these processes.

These lawsuits are not to be confused with those filed to obtain a redemption of Bearer Obligations, which are currently unenforceable, issued as a result of the Compulsory Loan.

It is important to record the existence of processes filed against Amazonas Energia, where Eletrobras was included as defendant, as it appeared as guarantor and main debtor of Amazonas in several electricity supply contracts.

These processes arise out of payments, fines, and fees charged due to alleged delays and default by Amazonas in compliance with obligations related to such contracts.

Regarding processes related to this object, four of them have been judged to be inapplicable (decision favorable to Eletrobras) in lower courts, six have been judged as applicable (unfavorable to Eletrobras) in lower courts, and others are pending judgment. Processes judged to be applicable (unfavorable to Eletrobras) are currently pending judgment of appeals filed by Eletrobras.

Processes judged to be inapplicable or which decision has not been issued by the lower court are classified as possible risk. However, eight (8) processes which were judged to be applicable had their risk classification adjusted to probable, because this is a discussion related to the examination of facts and evidences, being hard to be reformed in higher courts. The amount of these processes sum R$ 617,002.

Lastly, it is important to note a process related to the execution of a contractual guarantee provided for in contract executed with Companhia Energética Manauara, which risk classification should also be amended to probable, to the extent that the obligation is expressly provided for in the contract, which makes Eletrobras’ defense much harder. The amount of this process sums R$ 11,739.

Specifically regarding these energy supply contracts where Eletrobras appears as guarantor, the Company maintains the provision of R$ 628,741 (R$ 419,855 on December 31, 2014) grounded on the asset with the same amount before the subsidiary Amazonas Energia.

Chesf

i. Chesf is the claimant in a lawsuit which is petitioning for an addendum (Factor K in the analytical correction of prices) to the contract for civil construction of the Hydroelectric Plant Xingó to be declared partially invalid. The contract was signed with the consortium formed by Companhia Brasileira de Projetos e Obras – CBPO, CONSTRAN S.A. – Construções e Comércio e Mendes Júnior Engenharia S.A., and for the refunding of sums paid for Factor K, approximately R$ 350 million (value at that time, converted into reais), in double.

The Pernambuco State Courts dismissed the lawsuit filed by the Company, and accepted the counterclaim presented by the defendants.

Chesf and the Federal Union, which is assisting it in this process, submitted special and extraordinary appeals to the Supreme Court. In August, 2010, the Supreme Court granted one of those special appeals submitted by Chesf, reducing the value of the cause, which means a substantial reduction in the honorariums that may be paid in the main lawsuit. The same Supreme Court rejected the remaining special appeals submitted by Chesf and the Federal Union, and therefore maintained the decision of the Pernambuco Court, which dismissed the declaratory action filed by Chesf and granted the counterclaim submitted by the defendants, which resulted in Chesf submitting requests for clarification, which went to trial in December 2012, and were concluded in December 2013, and were all rejected.

At the same time, and since the conclusion of the processing of the fact in the ordinary instances, the defendants have been taking various initiatives before the ordinary Pernambuco State courts, to obtain enforcement of the sum requested in the counterclaim.

In August 2013, the defendants took the initiative before the 12th Civil Court of Recife, PE, to obtain provisional enforcement of the sums which, by their own calculations, would be the correction of the sum granted them by the TJPE (Pernambuco State Court). In this case, CHESF was ordered to pay the sums in question, but submitted a “pre-enforcement challenge” (pointing out, supported by Supreme Court case law, various irregularities in the procedures that would immediately disallow this provisional enforcement, without prejudice to other specific topics challenged in the calculations of the defendants themselves due to the TJPE’s ruling): After a response from the defendants and a response from Chesf, on December 31, 2013 the process was awaiting court examination of this “challenge.” On August 22, 2014 the pre-enforcement challenge was dismissed, and the seizure via Bacenjud of R$ 948,670 was ordered. A surety bond was offered for R$ 1.3 billion in place of the online seizure, which was accepted on August 28, 2014 by the Judge of the 12th Civil Court, who ordered the immediate release of the sum seized. An appeal filed by the Consortium caused the suspension on September 15, 2014 of the effects of the decision which ordered the release of the sum; however, on September 24, 2014, the court quashed the Requests for Clarification filed by Chesf regarding the provisional execution, for lacking the condition of admissibility, and therefore revoked the constriction measures ordered incidentally.

The Consortium filed a Claim, assigned to the 6th Civil Chamber of the TJE on November 6, 2014, which was awaiting trial on December 31, 2014.

Considering the development of all of the proceedings referred to above and all of the rulings on the appeals presented until then, the Management, based on the opinion of its legal advisors and on calculations that took into account the suspension of payments related to Factor K and their respective monetary correction, is keeping a provision record under Non-Current Liabilities, the sum of which, updated to December 31, 2015, is R$ 1,071,554 (December 31, 2014 – R$ 850,891), to cover any losses arising from this matter. There is no time forecast for the outcome of these proceedings.

ii. Lawsuit for compensation of 14,400 ha of land from the Aldeia farm, filed with the Sento Sé (BA) county on behalf of the estate of Anderson Moura de Souza and his wife. The sentence in the first instance granted the request and condemned Chesf to pay the sum of R$ 50,000 as principal, interest and monetary correction. Chesf filed an appeal to the Bahia state court and the process was transferred to the Federal Justice due to intervention by the Federal Union as assistant. Chesf’s Management, based on the opinion of its legal advisors, considers the likelihood of loss to be probable, and therefore has a provision for R$ 100,000 recorded under its non-current assets (December 31, 2014 – R$ 100,000). As of December 31, 2015, the lawsuit was still pending judgment.

iii. Lawsuit for compensation filed by Indústrias Reunidas Raimundo da Fonte S/A (Vitivinicola Santa Maria S.A), due to the flooding caused by the 1992 flood of the São Francisco river.

The sentence, which is final ordered a provisional settlement, and remitted to experts for definition of the consequential damages and lost profit. A single agricultural engineer was designated, who has the competence to determine the consequential damages but not the lost profit. The report was challenged by Chesf, who requested that the 1st Civil Court order an accounting expert report to be made in order to obtain an amount, even if approximate, for lost profits, considering the activity developed by the petitioner. The request was rejected, and an interlocutory appeal was filed, which upheld the dismissal, special appeal (which the TJPE declined to accept) and the Grievance on a special appeal (AREsp 377.209-PE), which was not granted, and Bill of Review that was not granted either, resulting in the final decision of the process. The Company has made judicial deposits in the amount of R$ 61,004, that has been withdrawn by the party and waits for the issuance of the decision extinguishing the execution.

Eletronorte

i. Expropriations filed by the Company with the intention of compensating the owners of the areas affected by the formation of the Balbina Hydroelectric Power Plant (AM) reservoir. Most of the proceedings are in the fulfillment of sentence phase. There is a discussion regarding the legitimacy of the deeds presented by the expropriated parties, and in fact the Federal Public Prosecutor has filed a class action lawsuit contesting those deeds. The provision created for this cause as of December 31, 2015 is R$ 375,449 (December 31, 2014 – R$ 364,549).

ii. Relates to the refund of values to Sul America Companhia Nacional de Seguros due to the payment made to Albrás Alumínio Brasileiro S.A. for the claim incurred because of interruption in the supply of electricity. The process value is R$ 236,731 (December 31, 2014 – R$ 229,835). The balance had significant increase mainly due to the change in the risk classification of the civil claim, from possible to probable.

a.2) Labor-related

Furnas:

i. Classification of process No. 010058-17.2012.5.18.0131, labor nature, as probable, in the amount of R$ 21,044, filed by the Union of Electric Workers of Furnas and DME, classified as possible risk by December 31, 2014, due to the presentation of calculation by the Plaintiff in Court.

ii. Inclusion of process No. 0171500-23.1995.5.01.0046, labor nature, in the amount of de R$ 5,957, related to supplement to retirement (equality). Process in the appeal phase due to the filing of a Bill of Review of Brief by Fundação Real Grandeza.

Ceal

The Alagoas State Union of Urban Industry Workers filed a labor claim on behalf of the Company’s employees, as procedural substitute, seeking to receive alleged wage differences not received by virtue of implementation of the so-called “Bresser Plan” (Decree-Law No. 2,335/87).

The claim was granted by the Honorable Second Board of Conciliation and Judgment of Maceió-AL, a decision which was confirmed by the Regional Labor Court of the 19th Region, and the decision is final.

It so happens that, in execution of the sentence, the 2nd Labor Court of Maceió understood at the time that there would be no limitation on the base date for the category, which make execution excessively burdensome.

Hence, the risk of loss was evaluated as probable as far as the loss being limited to the base date, since the judgment limiting the base date on the category will be issued with the continued execution.

Payment of the wage differences was limited to the base date through Abstract 322 of the Supreme Labor Court (TST), which established: salary adjustments derived from so-called “triggers” and URPs (price reference unit), established legally as an advance, are owed only until the base date for each category.

We emphasize that among the applicable legal measures, stays of execution were filed, which would allow an examination of the limitation of calculations to the base date for the category, a procedure also adopted by the Attorney General of the Union.

Add to this the fact that the Union joined in the action, which reinforces the Company’s defense in the attempt to obtain a limitation on the base date. Also the decision dated March 15, 2011 by the Regional Labor Court of the 19th Region, proc. 251900.68.5.19.1989.0002, for the Companhia de Abastecimento de Águas e Saneamento de Alagoas – CASAL, which limited their base date. CEAL has a contingency provision for this matter in the sum of R$ 5,281(December 31, 2014 – R$ 4,687).

a.3) Tax

Eletronorte

There are two relevant provisions for Acts of Infringement and Fiscal Notification in the amount of R$ 319,529, specified below and other less relevant provisions involving the Tax on the Circulation of Goods and Services (ICMS) and federal taxes before the Office of the Federal Revenue of Brazil.

The Acts of Infringement and Fiscal Notification refer to the Fee to Control, Accompany, and Supervise Exploration and Use of Hydric Resources Activities – TFRH, regulated by Decree No. 1,227/2015, aimed to pay for the supervision and use of hydric resources in the territory of the state of Pará. The first Act of Infringement was filed on August 27, 2015 in the amount of R$ 206,316 related to the non-payment of TFRH in the period from April to June 2015. The second Act of Infringement was filed on November 11, 2015 in the amount of R$113,212, related to the period between July and September 2015. In the administrative and judicial sphere, the appeal related to the first Act of Infringement of the Company was not granted, regarding the second Act of Infringement, the Company has filed Objection, but there is no expectation of results different from the first one. Therefore, the Company proceeded to establish a provision for both Acts of Infringement.

Furnas

Inclusion of process No. 0084092-14.2015.4.02.510, tax nature, being an annulment claim discussing tax credit arising out of the administrative process No. 16682.720330/2012 (collection of PIS/COFINS on RTE and Itaipu) in the amount of R$ 126,377, and this requirement was guaranteed by judicial deposit made in the attached procedure, no. 064673-08.2015.4.02.5101. On July 6, 2015 Furnas made a judicial deposit in the total amount required at the time, summing R$ 117,309.

b) Lawsuits filed against the Company and its subsidiaries where the likelihood of future disbursement is possible, and not provisioned.

For all of the main lawsuits described below, the Managements of the Subsidiaries in question and of the Company, based on the opinion of their legal advisors, consider the probability of loss to be possible, with no need to record a provision.

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Labor	447,656	240,261	1,228,770	1,212,589
Tax	752,654	649,934	6,253,906	7,802,015
Civil	14,329,202	12,097,552	23,715,573	18,792,170

	15,529,512	12,987,747	31,198,249	27,806,774

b.1) Civil

Parent Company

i. The value of possible causes against the controller is substantially formed by those related to the Compulsory Loan, which claims are not contained in the court decision of August 2009. Note 25 contains a description of the nature of the Compulsory Loan. In December, 2015, the value of possible causes related to the Compulsory Loan was R$ 3,306,781 (December 31, 2014 – R$ 7,349,142).

ii. With regards to the lawsuits for which the risk assessment is possible, we point out the administrative lawsuit filed by the National Electrical Energy Agency (ANEEL) by means of Dispatch no. 63, of January 13, 2014, which ordered Eletrobras to reimburse to the RGR account the historical sums of R$ 1,924,188 and R$ 113,577, mainly from amortizations of the balance owed on financing not refunded to the RGR and the appropriation of financial fees from said fund in the period of 1998 to 2011.

The above-mentioned dispatch also orders the amounts in question to be corrected at the rate of the Banco do Brasil extra-market rate from the date in which they should have been refunded to the RGR until they are effectively returned to that fund. Eletrobras, in disagreement with this contradictory position by ANEEL, filed an administrative appeal on January 24, 2014, alleging the expiration of claims for reimbursement of those sums, the non-existence of an unlawful act by itself, and objective good faith in the management of the resources. On December 31, 2015, the value of the cause was R$ 8,031,500.

iii. With regards to lawsuits for which the risk assessment is possible, we point out the lawsuits from the Independent Energy Producers (PIEs). These lawsuits are filed against the subsidiary Amazonas Energia, and Eletrobras was included as co-defendant, since it is guarantor and main debtor of Amazonas in many energy supply contracts, and result in the sum of R$ 664,931 (December 31, 2014 – R$ 773,900)

The lawsuits that were dismissed or in which a sentence was not yet handed down in the first instance are classified as a possible risk of loss.

Those lawsuits derive from payments, fines and fees or supposed delays and default by Amazonas in the fulfillment of obligations from those contracts.

iv. Between July 22 and August 15, 2015, two class actions related to securities have been filed against Eletrobras, some of its officers and one former officer of the District Court of the United States for the Southern District of New York (SDNY). On October 2, 2015, these actions were joined (consolidated) and the Court has appointed Dominique Lavoie and the city of Providence as Lead Plaintiffs. The plaintiffs have submitted an amended claim on December 8, 2015, supposedly on behalf of investors who acquired Eletrobras stocks traded on the New York Stock Exchange between August 17, 2010 and June 24, 2015 and, on February 26, 2016, they submitted a second consolidated amended claim. The second consolidated amended claim alleges, among other things, that Eletrobras and the individual defendants were aware or should have been aware of the alleged fraud committed against the Company by a cartel of construction companies, as well as of the bribery allegedly requested of and received by Eletrobras employees; that Eletrobras and the individual defendants have made materially relevant distorted representations and committed omissions regarding the alleged fraud; and that the price of the Company stocks dropped when the alleged fraud was disclosed. The plaintiffs did not specify the value of the damages claimed, although this value, when specified, may be relevant for the Company. Eletrobras has hired legal consultants and intends to defend itself against the allegations presented in this action.

Due to countless uncertainties related to all these issues that affect the reasonable determination of an amount for the claim, the Company fails to present an estimate value for the claim. The Company is unable to ascertain any reasonable estimate of the potential loss for this litigation. Should there be an unfavorable decision or a settlement, the Company may pay substantial amounts, which may have a substantial effect on its financial position, its cash flows and future results. Eletrobras has contracted North-American legal consultants and is defending itself against the allegations presented in the law suits.

v. On December 19, 2013, ANEEL published Resolution No. 1.674, establishing the fee to transfer power from Itaipu for 2014 in the amount equivalent to US$26.05 a month, not taking into account the negative balance of the Itaipu energy trading account in the amount of R$ 881,785, as informed by Eletrobras.

Understanding that the agency decision is mistaken, Eletrobras has filed a claim for reconsideration on January 2, 2014, claiming that the resolution violates the terms in Decree No. 4,550/2002 in different aspects, therefore, being absolutely illegal, infringing the principles of hierarchy of laws and the prohibition against illicit enrichment.

Eletrobras’ claim was granted, recognizing that the amounts corresponding to the default of payments made by distribution companies to Eletrobras should be taken into account in the balance of the Itaipu energy trading account, determining that expenses incurred with the default and other debts held by shareholders could be offset, in an updated manner, upon defining the power transfer fee for 2015. On December 31, 2015, the value of the cause is R$ 1,109,973.

vi. This is an ordinary claim filed by Energimp aiming to obtain a judicial statement on the right to receive the full amount of energy generated, according to fees adopted under Proinfa, related to a specific period where it was not included in the program, due to the termination administrative procedure that aimed to determine irregularities in the qualification process.

The plaintiff obtained a preliminary decision determining that Eletrobras should transfer the due and payable payments and, later, the low court decision judged the claim as applicable.

Eletrobras has complied with the preliminary decision, transferring the fees from the Proinfa account, since the issuance of the preliminary order.

Notwithstanding compliance with the preliminary order, Eletrobras has filed an appeal claiming to reform the decision, and this appeal is pending judgment.

It is important to clarify that this claim refers to funds from the Proinfa account, which is managed by Eletrobras, but held by the Federal Government, not being related to ordinary funds of Eletrobras. On December 31, 2015, the value of the cause is R$ 316,353 (December 31, 2014 – R$ 263,004).

Chesf

The ordinary lawsuit filed by AES Sul Distribuidora Gaúcha de Energia, seeking the accounting and payment by ANEEL of market transactions related to the positive exposure (profit) obtained by not opting for the relief (insurance) in December of 2000. An interlocutory decision issued in the interlocutory appeal lodged by AES Sul against ANEEL resulted in a payment of approximately R$ 110,000. Based on the evaluation of its legal attorneys, management has classified the risk of loss in this lawsuit as “possible,” and estimated the sum at R$ 110,000.

Class action lawsuit filed by the Federal Public Prosecutor in the Judiciary Paulo Afonso – BA mid-lower region, which, in short, aims to obtain a court order declaring the non-existence of the Agreement Addendum of 1986, signed in 1991, between Chesf and representatives of the Union Hub of Rural Workers of the São Francisco mid-lower region. On March 26, 2014, the Appeal filed by AES Sul Distribuidora Gaúcha de Energia was judged and granted by the 1st Region TRF. Chesf filed a bill of review against the decision that granted the Appeal, and it was rejected. On December 31, 2015, the decision that rejected the bill of review was pending publication.

ii. Indemnity claim filed by Hidroservice, process No. 0009364-44.2003.4.05.8300 before the 2nd Federal Court - PE, aiming to annul the securitization agreement electric sector with indemnity for impairment in the negotiation of securities received, bank interest. The value attributed to the cause was R$ 250,000 (historical), estimated at R$ 598,500. Appeals were not granted, maintaining the decision that judged the claim to be inappropriate. Request for Clarification judged on November 26, 2013 to correct the material error identified by Chesf and reject the appeals of the parties. Filing of Special Appeal and Extraordinary Appeal by Hidroservice. Eletrobras and the Federal Government have filed Special Appeal claiming increase of the attorneys’ fees. The Extraordinary Appeal filed by Hidroservice and the Special Appeals filed by Eletrobras and the Federal Government have been rejected and the Special Appeal filed by Hidroservice was remitted to the STJ, where judgment is pending. Hidroservice, Eletrobras and the Federal Government have filed bills of review in order to have their appeals admitted.

iii. Process No. 2014.01.1.193316-6, before the 23rd Civil Court of the Judicial Section of Brasília – DF. This is an ordinary claim filed by Energia Potiguar Geradora Eólica S.A., Torres De Pedra Geradora Eólica S.A., Ponta do Vento Leste Geradora Eólica S.A., Torres de São Miguel Geradora Eólica S.A., Morro dos Ventos Geradora Eólica S.A., Canto da Ilha Geradora Eólica S.A., Campina Potiguar Geradora Eólica S.A., Esquina dos Ventos Geradora Eólica S.A., Ilha dos Ventos Geradora Eólica S.A., Pontal do Nordeste Geradora Eólica S.A., and Ventos Potiguares Comercializadora de Energia S.A., claiming for indemnity for material damages (consequential damages and loss of profit), in the amount of R$ 243,067, and that arise out of alleged delay in the go-live of LT Extremoz II – João Câmara II and SE João Câmara II. On December 31, 2015, the process was under the recognition phase, with the filing of a response.

iv. Process No. 33328-13.2015.4.01.3400 – 15th Federal Court of the Judicial Section of the Federal District. This is a public civil action filed by ANEEL aimed to collect from Chesf alleged losses that end users of electricity incurred with delays in works related to the so-called Shared Generation Facilities - ICGs. This loss sums R$ 1,470,885. Chesf received the notification on October 23, 2015, and filed its response on December 4, 2015. At this time, it is impossible to estimate the end of this cause, because this is the first claim in the country to discuss this issue (there is no history in Brazil of the filing of collective claims with a similar object).

Eletrosul

Compensation lawsuit brought by Mineradora Tibagiana Ltda., and which Consórcio Energético Cruzeiro do Sul is a party to. Eletrosul has a 49% stake in R$ 386,396, so R$ 189,334.

Furnas

i. Process no. 0018333-44.2005.4.01.3400, civil nature, ANEEL – National Regulatory Agency of Electricity, in the amount of R$ 103,000 (December 31, 2014 - R$ 112,270), invalidate the ANEEL act that forces Furnas to sign CUST with Empresa Produtora de Energia Cuiabá – the provisioned value refers to the value that Furnas did not pay as fees because it has a favorable preliminary decision that suspends execution of CUST – the risk is possible considering that in the lower court the claim was judged to be inapplicable, but furnas obtained a preliminary decision by the panel that will judge the appeal to suspend the execution of the contract until final judgment of the claim.

ii. Inclusion of process No. 0230268-26.2015.8.19.0001, civil nature, in the amount of R$ 123,476, relates to the statement of non-existence of fine and collection for material damages by Consórcio Fornecedor Batalha (CONBAT). The claim aims to suspend, primarily, and annul, by the end of the claim, the improper fine imposed by the Defendant Furnas to Plaintiff CONBAT, avoiding inclusion of the consortium in CADIN and reestablishing the financial and economic balance of the administrative contract, claiming delay by the Defendant Furnas in compliance with its obligations. The amount included in the report refers to the provision value and not the cause. The possible risk was classified considering that the purpose of the claim needs to go through the discovery phase, and after this phase, the risk of disbursement is to be evaluated again.

iii. Updating process No. 0027531-15.2007.8.19.0001, civil nature, by Inepar S.A Indústria e Construções, related to material damage, variation of R$ 94,137, with current value at R$ 138,105 (R$ 43,968 on December 31, 2014).

b.2) Tax-related

Parent Company

It is a Special Appeal of Disagreement, filed by the National Finance Attorney, based on Article 7, II, of the Internal Regulations of the Superior Chamber of Tax Resources, against the rightful Ruling No. 202-19.201, unanimous, of the Second Chamber of the First Taxpayer Council.

In the case, a Notice of Infraction was served on Eletrobras, with the requirement to pay COFINS for taxable events which occurred in the period of February 1999 to November 2002, specifically regarding financial income earned from financing, loan and financial assignment contracts, and exchange fluctuations, derived from contracts between Eletrobras and Itaipu Binacional.

Eletrobras defended itself from the challenge, alleging that it excluded the revenue in question from the COFINS taxable based supported by Clause XII, subsection “b” of the Brazil-Paraguay treaty, which was the object of Legislative Decree No. 23, of May 30, 1973.

Despite the challenge submitted, the tax requirement made by the Office of the Brazilian Federal Revenue Service in Brasilia was maintained, where Eletrobras filed a voluntary appeal, which was granted by the 2nd Chamber of the Taxpayer Council.

The Union (National Finance), filed a special appeal of disagreement, requesting annulment of the ruling, and that appeal is pending trial. In this manner, the last decision of the Taxpayer Council was favorable to Eletrobras, and we consider the decision to be fully consistent with Federal Supreme Court case law. The case value as of December 31, 2015: R$ 448,841 (December 31, 2014 – R$ 403,397).

Furnas

i. Process no. 16682.720.517/2011-98 in the administrative phase, regarding the notice of assessment from the Brazilian Federal Revenue Service (RFB) due to a fiscal procedure to verify the determination of corporate income tax (IRPJ) and CSLL for the calendar year of 2007, particularly with regards to amounts considered for: reduction of net income; depreciation expenses; and other operating expenses. Value on December 31, 2015: R$ 1,229,555 (December 31, 2014 - R$ 1,070,522).

ii. Process no. 16682.720.516/2011-43 in the administrative phase, regarding the notice of assessment from the Brazilian Federal Revenue Service (RFB) due to a fiscal procedure to verify a possible insufficiency in the collection or declaration of contributions to the PIS/Pasep and Cofins in the period of Oct/2006 to Dec/2009. Value as of December 31, 2015: R$ 1,160,978 (December 31, 2014 - R$ 1,010,814).

iii. Process no. 16682.720.878/2013-04 in the administrative phase, regarding the notice of assessment from the Brazilian Federal Revenue Service (RFB) due to a fiscal procedure to verify the use of an expense in 2000 (due to assuming a debt with the Real Grandeza Foundation) as a fiscal loss recorded in 2009, and consequently offset in the calendar years of 2009, 2010 and 2011. The tax authority states that the record was made incorrectly, since the expense should have been accounted for in its period of competence, in 2000. As such, it disallowed the expenses deducted in the calendar year, 2011. Value as of December 31, 2015: R$ 744,430 (December 31, 2014 - R$ 634,585).

iv. Process no. 16682.720.874/2013-18, a challenge filed against the notice of assessment from the Brazilian Federal Revenue Service (RFB) due to Furnas having treated the revenue from the use by Itaipu of the electrical network as exempt income. Default entry of difference in amounts owed for Pasep/Cofins and those declared by means in the DCTF (declaration of federal tax credits and debits). Value: R$ 107,303 (December 31, 2014 - R$ 182,114 ).

v. Inclusion of process No. 0085231-98.2015.4.02.5101, tax nature, in the amount of R$ 651,430, due to Tax Execution filed by the Federal Government to require tax credit arising out of administrative process No. 16682.720331/2012-10, that requires from Furnas differences found in IRPJ and CSLL due to compensations with no use of PER/DCOMP.

vi. Process No. 16682.722946/2015-23, tax nature, in the amount of R$ 558,631, by the Office of Federal Revenue of Brazil, collection of IRPJ and CSLL + interest and fine because: Furnas recorded, wrongly, in 2009, as fiscal loss, an expense incurred in 2000 because of a debt assumption contract with Fundação Real Grandeza, in order to improperly reduce the actual profit from the calculation base of CSLL in 2009, 2010, and 2011 and, consequently, tax paid; Furnas had improperly excluded, from the IRPJ base a fine collected due to the lack of recognition of monthly estimates of IRPJ and CSLL due to compensations and that were disregarded by the fiscal, and CSLL amounts as “reversion of balance of non-deductible provisions” and “other exclusions,” amounts related to payments made as interest over recognition of debt between Furnas and Real Grandeza. 3) Furnas has proceeded with the compensation of credits while calculating IRPJ and CSLL without per/dcomp, and the fiscal considered these compensation as non-existing, asking, additional to the amount that was not paid, for a fine for the non-payment of monthly payments.

vii. Process No. 16682.721.073/2014-51, tax nature, in the amount of R$ 245,543, by the Office of Federal Revenue of Brazil, collection of single fine related to CSLL because of compensation made by Furnas without per/dcomp – act of infraction – collection of CSLL, interest and proportional fine due to the portion determined by the fiscal because of the use of credits by Furnas for fiscal loss calculated in 2007 – collection of single fine related to IRPJ because of compensation made by Furnas without per/dcomp – collection of IRPJ, interest and proportional fine due to the portion determined by the fiscal because of the use of credits by Furnas for fiscal loss calculated in 2007.

c) Processes where the risk of disbursement is remote, not provisioned

Chesf

Collection lawsuit underway by the contractor Construtora Mendes Júnior S.A., hired to build the Itaparica hydroelectric plant, due to alleged financial losses resulting from a delay in the payment of invoices by the Company. The risk of loss in this lawsuit is considered by its managers, supported by legal advisors, as remote.

In this collection lawsuit, contractor Construtora Mendes Júnior S.A. obtained a sentence from the 4th Civil Court, which was later annulled, which sentenced Chesf to pay a sum which, including attorney’s fees and monetary correction until August of 1996, calculated by the criteria determined by the court, would be approximately R$ 7,000,000, a sum which has not been updated since. The Federal Public Prosecutor submitted a statement requesting that the entire process be dismissed, and in the merits, requested that it be inadmissible. The contractor Construtora Mendes Júnior S.A. filed appeals to the Supreme Court (ARESP), and on December 31, 2012, in that instance, the Federal Public Prosecutor issued an opinion finding that the appeals should be rejected. The Federal Prosecution Office submitted an opinion for the rejection of the appeal, judged to be inapplicable on February 19, 2014. Mendes Junior has filed a Regulatory Appeal, converted into REsp and presented to be judged on December 4, 2014, with oral statements presented by the parties. Because Judge Benedito Gonçalves asked to see the files, the session was suspended, and resumed on December 18, 2014, when the First Panel, unanimously, decided upon rejecting the Special Appeal filed by Mendes Júnior. The decision was published on March 19, 2015. Mendes Júnior filed a request for clarification, and Chesf was granted the right to see the files. On December 31, 2015, the request of clarification was pending judgment by the STJ.

NOTE 32 – ASSETS DECOMMISSION OBLIGATION

The Company recognizes decommissioning obligation in thermonuclear power plants, which consist of a program of activities required by the National Nuclear Energy Commission (CNEN), which allows dismantling these nuclear facilities safely and with a minimal impact on the environment, at the end of their operating cycle.

Given the specific characteristics of operating and maintaining thermonuclear power plants, whenever there are changes to the estimated cost of demobilization, due to new studies and new technological advancements, the decommissioning charges should be changed so as to adjust the balance of the obligation to the new reality.

The balance of the obligation recorded at current value, as of December 31, 2015, is R$ 1,201,186 (December 31, 2014 – R$ 1,314,480).

CONSOLIDATED
Balance of Liabilities, at present value, on 12/31/2014	1,314,480

Adjustment to present value / exchange variation in the period	(113,294)

Balance of Liabilities, at present value, on 12/31/2015	1,201,186

NOTE 33 – ADVANCE FOR FUTURE CAPITAL INCREASE

The resources originated from the National Treasury, and are destined for the projects below:

	PARENT COMPANY AND CONSOLIDATED
	12/31/2015	12/31/2014
Acquisition of shares CEEE / CGTEE	196,544	173,521
Transmission line Banabuí - Fortaleza	3,318	2,929
UHE de Xingó	9,322	8,230
Transmission line in the State of Bahia	1,459	1,288
Fundo Federal de Eletrificação - Law 5,073/66	8,650	7,638

	219,294	193,606

NOTE 34 – ONEROUS CONTRACTS

	CONSOLIDATED
	Balance on 12/31/2014	PROVISIONS	REVERSALS	Balance on 12/31/2015

Transmission
Contract 062/2001	608,488	120,990	-	729,478
LT Recife II - Suape II	7,657	43,367	-	51,024
LT Camaçari IV - Sapeaçu	2,917	96,163	-	99,080
Others	13,028	6,108	(2,669)	16,467

	632,090	266,628	(2,669)	896,049

Generation
Camaçari	91,122	-	(10,681)	80,441
Termonorte II	-	-	-	-
Funil	132,219	-	(48,431)	83,788
Mauá-Klabin	-	-	-	-
Complexo Paulo Afonso	-	-	-	-
Coaracy Nunes	30,361	197,730	-	228,091
São Domingos	-	-	-	-
Furnas	168,701	-	(168,701)	-
Marimbondo	25,989	53,935	-	79,924
Others	51,406	78,666	-	130,072

	499,798	330,331	(227,813)	602,316

	1,131,888	596,959	(230,482)	1,498,365

Total Current Liabilities (*)	1,687	7,386	-	9,073

Total Non-Current Liabilities	1,130,201	589,573	(230,482)	1,489,292

TOTAL	1,131,888	596,959	(230,482)	1,498,365

(*) Amount recorded in item Other current liabilities
	12/31/2015		12/31/2014
	BALANCE	DISCOUNT RATE	BALANCE	DISCOUNT RATE
Transmission	896,049	7.00%	632,090	6.57%
Generation	602,316	7.50%	499,798	6.69%

TOTAL	1,498,365		1,131,888

Of the provision for onerous contracts maintained on December 31, 2015, R$ 1,270,274 (R$ 1,101,527 on December 31, 2014) arise from concession contracts extended under Law No. 12,783/13, due to the tariff determined presenting an imbalance in regards to current operating and maintenance costs. Given this, the present obligation according to each contract was recognized and measured as a provision, and may be reversed due to adjustments in the cost reduction and/or tariff revision program.

Regarding transmission contracts, premises adopted to calculate the onerous contract included the transmission revenue from concession contracts authorized by Resolution No. 1,918, dated June 23, 2015, a discount rate of 7.00% and the effectiveness of the respective contracts.

The reversion in the provision due to onerous contract of UHE Furnas and Funil is due to two reasons: RAP increase, due to update for the 2015-2016 cycle, according to ANEEL Approving Resolution No. 1,918, dated June 23, 2015 (a 17.59% increase compared to the 2014 – 2015 cycle); and the reduction of costs in the item Services, that is affected when contracted employees leave, in 2018.

The variation seen in the item UHE Camaçari was due to the recording of reversion of onerous contract arising out of premises for calculation, that included generation revenue from plants, defined under the terms in Resolution No. 1,924, dated July 28, 2015, added with PIS/PASEP, COFINS and Financial Compensation for the Use of Hydric Resources–CFURH.

In 2015, the subsidiary Eletronorte has found that the contract of UHE Coaçari Nunes presented significant evidences of onerous aspects.

NOTE 35 – LONG-TERM OPERATING COMMITMENTS

The Company’s long-term operating commitments, mainly related to purchase agreements for electrical energy and fuel, are:

35.1. Purchase of energy

Companies	2017	2018	2019	2020	2021	After 2021

Amazonas D	635,888	662,606	716,042	750,154	785,509	3,093,977
CGTEE	210,360	210,360	210,360	172,884	172,884	345,768
Chesf	312,502	299,559	314,542	329,594	4,321,655	-
Distribuidora Alagoas	719,541	815,969	882,501	857,696	890,258	-
Distribuidora Piauí	803,686	854,142	836,801	770,165	773,796	281,575,369
Distribuidora Rondônia	2,156,151	-	-	-	-	-
Eletrosul	275,685	254,399	264,407	254,484	264,407	3,225,297
Furnas	551,187	542,988	552,359	544,462	541,816	3,126,539

Total	5,665,000	3,640,023	3,777,012	3,679,439	7,750,325	291,366,950

35.2. Fuel suppliers

Companies	2017	2018	2019	2020	2021	After 2021

Amazonas D	2,703,545	2,703,545	2,703,545	2,703,545	2,703,545	26,805,832
CGTEE	136,189	136,189	136,189	136,189	136,189	408,567
Eletronuclear	77,164	104,241	193,483	-	-	-

Total	2,916,898	2,943,975	3,033,217	2,839,734	2,839,734	27,214,399

The main activity in the purchase of fuel is in the subsidiary Eletronuclear, which has contracts signed with Indústrias Nucleares Brasileiras - INB for the purchase of Nuclear Fuel for the production of electrical energy, to recharge the thermonuclear power plants (UTN) Angra I and Angra II, as well as to deploy UTN Angra III and recharge it in the future.

The subsidiary Amazonas has a long-term commitment for the purchase of natural gas to generate thermoelectrical energy with Companhia de Gás Natural do Amazonas – CIGÁS. The final term of the contract is 11/30/2030.

35.3. Purchase of Energy from Independent Producers - PROINFA

The Company supports the development of projects to diversify the Brazilian energy grid, through the alternative electrical energy sources incentive program implemented by Law 10.438, of April 2002, seeking regional solutions for the use of renewable energy sources and providing incentives for the growth of national industry.

PROINFA establishes the operation of 144 power plants, totaling 3,299.40 MW of installed capacity. Power plants in the program will account for the generation of approximately 12,000GWh*/year, equivalent to 3.2% of the total annual consumption in the country. The 3,299.40 MW contracted are divided into 1,191.24 MW* from 63 Small Hydroelectric Power Plants (PCHs), 1,422,92 MW from 54 eolic power plants, and 685.24 MW from 27 biomass based power plants. In 2006, the Company agreed to purchase electrical energy produced by PROINFA for a period of 20 years, and to transfer this electrical energy to transmission and distribution concessionaires, which in turn will transfer the electrical energy to free and self-producing consumers, excluding low-income consumers, in the proportion of their consumption. Each transmission and distribution concessionaire pays the Company the annual cost of electrical energy provided to captive consumers, free consumers and self-producing consumers connected to their facilities, in twelve monthly payments, each of them made in advance in the month in which the energy is to be consumed.

*Information not audited by independent auditors

35.4. Sale of energy

Companies	2017	2018	2019	2020	2021	After 2021

CGTEE	557,520	557,520	557,520	557,520	557,520	1,672,560
Chesf	988,720	903,070	947,460	993,090	-	18,358,900
Distribuidora Rondônia	1,114,099	1,357,047	1,376,269	-	-	-
Eletrosul	594,084	587,877	482,746	448,757	447,736	7,097,965
Eletronuclear	2,246,260	2,246,260	2,246,260	2,246,260	2,246,260	-
Furnas	3,725,242	3,039,313	3,039,313	1,680,214	2,039,093	34,655,285

Total	9,225,925	8,691,087	8,649,568	5,925,841	5,290,609	61,784,710

35.5. Environmental Commitments

Companies	2017	2018	2019	2020	2021	After 2021

Eletronorte	20,000	20,000	20,000	20,000	20,000	36,000
Eletronuclear	77,164	104,241	193,483	-	-	-

Total	97,164	124,241	213,483	20,000	20,000	36,000

35.6. Angra III

Commitment agreements assumed with the cities of Angra dos Reis, Rio Claro and Paraty, in which Eletronuclear committed to sign specific agreements of an environmental nature linked to the UTN Angra III, to conduct programs and projects in accordance with the conditions established by IBAMA.

Tucuruí

Due to legal requirements related to the expansion projects for the Hydroelectric Power Plant Tucuruí and raising its reservoir levels from 72 to 74 meters, there was a need to license this venture with the State Environmental Secretariat (Sema) for the state of Pará, and that agency set a condition for approval of the Installation Permit (LI) that Eletronorte implement various environmental mitigation and compensation programs.

Environmental Permits

The socio-environmental actions implemented for environmental risk contingency provisions in the business units of ELETROSUL ensure the commitment to obtain Environmental Permits, as well as authorization to cut vegetation, with the support of the Public Prosecutor, who will oversee the development of these investments.

35.6. Purchase of fixed and intangible assets

Companies	2017	2018	2019	2020

Chesf	27,223	-	-	-
Eletronuclear	3,018,398	3,654,154	1,193,289	18,848
Eletrosul	2,182,121	1,215,595	220,170	268,414

Total	5,227,742	4,869,749	1,413,459	287,262

Contracts signed with various suppliers to purchase replacement equipment in the permanent assets mainly of power plants Angra I, Angra II, and Angra III, necessary to the operational maintenance of those assets.

35.7. Acquisition of input materials

Companies	2017	2018	2019	2020

CGTEE	29,352	29,852	29,852	29,352

Total	29,352	29,852	29,852	29,352

The subsidiary GTEE acquires lime to control waste emissions in its plants.

35.8 Commitments – Jointly controlled ventures

The value of commitments to jointly controlled ventures are presented below at the proportion of participation by the companies.

35.8.1. – Purchase of fixed assets

The Company has procurement contracts for fixed asset goods with suppliers, for an interest in Special Purpose Companies (SPE), as presented below:

Companies	2017	2018	2019	2020	2021

Norte Energia	357,276	92,936	6,692	2,390	10,243

Total	357,276	92,936	6,692	2,390	10,243

35.8.2. – Use of public goods

Companies	2017	2018	2019	2020	2021	After 2021

Norte Energia	3,871	3,568	3,288	3,031	3,031	32,207
Energética Águas da Pedra	370	370	370	370	370	1,424

Total	4,241	3,938	3,658	3,401	3,401	33,631

35.8.3. – Capital contribution

The Company has future commitments signed regarding an interest in Special Purpose Companies (SPEs) in the form of advances for future capital increases, as presented below:

Companies	2017	2018
Belo Monte Transmissora de Energia SPE S.A.	105,085	60,205
Complexo Fortim	445,000	-
Complexo Baleia	174,554	-
Complexo Famosa III	154,420	-
Complexo Serra Do Mel	62,408	-
Complexo Eólico Itaguaçú Da Bahia	37,766	-
Complexo Acaraú	50,966	-
Empresa de Energia São Manoels.A.	14,000	45,000
Complexo Eólico Pindaí I	45,100	-
Complexo Eólico Pindaí II	24,400	-
Complexo Eólico Pindaí III	5,550	-
ESBR Participações S.A.	638,600	-
Norte Energia S.A.	154,988	23,000
Complexo Eólico Sento Sé III	9,645	-
Complexo Eólico Serra das Vacas	1,176	-
Extremoz Transmissora do Nordeste - ETN S.A.	15,000	-
Companhia Energética SINOP S.A.	12,250	16,188

Total	1,950,907	144,393

35.8.4. – Cost of construction

Companies	2017	2018	2019	2020

Eletronorte	148,843
Eletrosul	1,931,991	1,123,693	120,542	181,891

Total	2,080,834	1,123,693	120,542	181,891

NOTE 36 – SHAREHOLDERS’ EQUITY

36.1. – Capital Stock

The capital stock as of December 31, 2015 is R$ 31,305,331 (December 31, 2014 – R$ 31,305,331) and its shares have no face value. Preferred stocks have no voting rights and are not convertible into common stocks, however, they have priority in the reimbursement of capital and distribution of dividends at the annual rate of 8% for class “A” shares (subscribed to by June 23 of 1969) and 6% for class “B” shares (subscribed to by June 24 of 1969), calculated on the capital corresponding to each class of shares.

The capital stock is represented by 1,352,634,100 book-entry shares, and is distributed, by main shareholders and types of shares, on December 31, 2015, as follows:

12/31/2015 and 12/31/2014
	COMMON			PREFERRED			TOTAL CAPITAL
SHAREHOLDER	NUMBER	%	Series A	%	Series B	%	NUMBER	%

Federal	554,395,652	51.00	-	-	1,544	0.00	554,397,196	40.99
BNDESPAR	141,757,951	13.04	-	-	18,691,102	7.04	160,449,053	11.86
BNDES	74,545,264	6.86	-	-	18,262,671	6.88	92,807,935	6.86
FND	45,621,589	4.20	-	-	-	-	45,621,589	3.37
FGHAB	1,000,000	0.09	-	-	-	-	1,000,000	0.07
CEF	8,701,564	0.80	-	-	-	-	8,701,564	0.64
FGI	-	-	-	-	8,750,000	3.30	8,750,000	0.65
Other	261,028,277	24.01	146,920	100.00	219,731,566	82.78	480,906,763	35.55

	1,087,050,297	100.00	146,920	100.00	265,436,883	100.00	1,352,634,100	100.00

Of the total of 480,906,549 (after deducting the 214 common stocks for the Directors and Members of the Board of Directors of Eletrobras) shares in the possession of minority shareholders, 250,988,746, or 52.2%, are owned by non-resident investors, 134,601,197 of which are common, 28 are class “A” preferred stocks, and 116,387,521 are class “B” preferred stocks.

Of the total shareholders that reside abroad, 81,371,686 common shares and 21,262,873 class “B” preferred shares are custodied, and ballast the American Depositary Receipts (ADRs) program.

36.2. – Capital Reserves

	PARENT COMPANY AND CONSOLIDATED
	12/31/2015	12/31/2014
Compensation for insuficient compensation - CRC	18,961,102	18,961,102
Premium on issuance of shares	3,384,310	3,384,310
Special - Decree-Law 54,936/1964	387,418	387,418
Monetary adjustment of balance sheet at the opening 1978	309,655	309,655
Monetary adjustment Compulsory Loan - 1987	2,708,432	2,708,432
Donations and subventions - FINOR, FINAM and other	297,424	297,424

	26,048,342	26,048,342

36.3. – Profit Reserves

The Company’s bylaws establish the allocation of 50% of net profit in a year to the creation of an Investment Reserve, and 1% for a Studies and Projects Reserve, whose creation is limited to 75% and 2% of company capital.

	PARENT COMPANY AND CONSOLIDATED
	12/31/2015	12/31/2014
Legal (Article 193 - Law 6,404/1976)	-	2,233,017
Statutory (Article 194 – Law 6,404/1976)	-	26,022

	-	2,259,039

At the 55th General Meeting held on April 30, 2015, the payment of the total value of the balance of the statutory profit reserve dated December 31, 2014 was approved, as Interest on Equity, to shareholders holding “A” and “B” Class preferred shares.

On December 31, 2015, part of the balance of accrued losses was absorbed by the remaining balance of the profit reserve in the amount of R$ 2,233,017.

NOTE 37 – LOSS PER SHARE

(a) Basic and diluted

Basic earnings per common share is calculated by dividing the earnings attributable to Company’s Common shareholders by the weighted average amount of common shares outsatanding during the year, wich excludes common shares bought by the Company and carried as treasury shares. The 12,018,738 dilutive potential common shares (Compulsory Loan – Note 25) were not included in the calculation of the weighted average number of common shares due to the anti-dilutive effect. Basic earnings (loss) per preferred share is calculated by dividing the earnings (loss) attributable to Company’s preferred shareholders by the weighted average amount of preferred shares outstanding during the year. The net losses attributable to the Company’s shareholders are allocated to each class of shares on a pro-rata basis in accordance with the Company’s by laws.

2/31/2015
Numerator	Common	Preferred A	Preferred B	Total
Loss attributable to share class	(11,606,060)	(1,569)	(2,833,978)	(14,441,607)

Denominator	Common	Preferred A	Preferred B	Total
Weighed average number of shares	1,087,050	147	265,437	1,352,634
% shares compared to total	80.37%	0.01%	19.62%	100.00%

Basic result per share (R$)	(10.68)	(10.68)	(10.68)

12/31/2014
Numerator	Common	Preferred A	Preferred B	Total
Loss attributable to share class	(2,435,921)	(329)	(594,804)	(3,031,055)

Denominator	Common	Preferred A	Preferred B	Total
Weighed average number of shares	1,087,050	147	265,437	1,352,634
% shares compared to total	80.37%	0.01%	19.62%	100.00%

Basic result per share (R$)	(2.24)	(2.24)	(2.24)

NOTE 38 – NET OPERATING REVENUE

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
OPERATIONAL INCOME

Generation

Energy supply (sale)	2,749,068	2,806,271	12,310,243	12,175,362
Energy supply (sale)	-	-	3,571,809	3,317,103
Short term energy	-	37,607	1,811,552	3,817,976
Income from operation and maintenance renewed concessions	-	-	1,882,637	1,803,127
Income from plant construction	-	-	148,403	240,040
Financial effect Itaipu	234,425	(97,740)	234,425	(97,740)

	2,983,493	2,746,138	19,959,069	21,255,868

Transmission

Income from operation and maintenance renewed lines	-	-	2,504,239	1,207,090
Income from operation and maintenance	-	-	191,372	994,178
Income from construction of renewed lines	-	-	2,077,616	1,786,195
Financial Return on investment	-	-	838,087	714,409

	-	-	5,611,314	4,701,872

Distribution

Energy supply / provision	-	-	14,835,424	7,310,337
Income from construction	-	-	1,011,518	873,413
CA and other financial items	-	-	324,120	38,477

	-	-	16,171,062	8,222,227

Other income	19,567	53,940	1,484,431	1,339,294

	3,003,060	2,800,078	43,225,876	35,519,261

(-) Deductions from operational income

(-) ICMS	-	-	(3,877,677)	(1,683,781)
(-)PASEP and COFINS	(505,668)	(91,175)	(4,108,891)	(2,685,562)
(-) Sector fees	-	-	(2,313,660)	(1,005,014)
(-)Other deductions (including ISS)	-	-	(336,810)	(7,097)

	(505,668)	(91,175)	(10,637,038)	(5,381,454)

Net operational income	2,497,392	2,708,903	32,588,838	30,137,807

The revenue from electricity supply of the distribution sector increased R$ 7,525,087 from December 31, 2014 to December 31, 2015 due to the acquisition of Celg-D in September 2014, being the reason why the Company recognized only the results of the last quarter of the above-mentioned company. During the fiscal year 2015, Celg-D presented revenue from the supply of electricity in the amount of R$ 7,146,242, while in the fiscal year ended on December 31, 2014, the revenue recognized by the Company was R$ 1,626,908.

NOTE 39 – RESULTS OF EQUITY METHOD INVESTMENTS

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Investment in subsidiaries
Equity Method	(6,437,858)	(267,636)	-	-

Investment in affiliates

Interest on equity	5,610	10,611	-	10,611

Equity Method	401,201	8,405	379,743	(1,426,804)

	406,811	19,016	379,743	(1,416,193)

Other investments
Interest on equity	2,010	20,008	2,010	20,008
Dividends	62,045	98,477	62,045	98,477
Compensation for investment in partnerships	10,402	24,429	10,402	24,429
Capital return - ITAIPU	77,246	56,439	77,246	56,439

	151,703	199,353	151,703	199,353

	(5,879,344)	(49,267)	531,446	(1,216,840)

NOTE 40 – PERSONNEL, MATERIAL AND SERVICES

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Personnel	398,830	383,818	6,004,845	5,609,320
Material	2,555	2,885	318,410	310,276
Services	119,120	110,120	3,172,162	2,565,777

	520,505	496,823	9,495,417	8,485,373

NOTE 41 – ENERGY PURCHASED FOR RESALE AND CHARGES UPON USE OF ELECTRIC NETWORK

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Energy purchased for resale
Supply		-	4,931,606	5,030,149
Trade at CCEE	48,335	487,362	2,998,109	2,864,480
Proinfa	2,803,812	2,502,382	2,818,660	2,502,382
Others	17,686	17,439	17,852	27,689

	2,869,832	3,007,183	10,766,227	10,424,700

NOTE 42 – OPERATING PROVISIONS (REVERSALS)

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Guarantees	30,265	115,166	30,265	115,166
Contingencies¹	5,698,790	3,389,682	7,083,748	3,655,626
ADA – Consumers and Resellers	-	-	642,924	83,921
ADA – Financing and Loans²	15,755	(269,051)	15,755	(269,051)
Outstanding Liabilities in Subsidiaries	5,392,577	831,851	-	-
Onerous Contracts	-	-	366,477	(1,800,401)
Provision/(Reverssal) for Investment Losses (a)	(1,001,986)	(411,122)	(610,747)	(313,672)
Impairment³	(1,852)		5,991,110	509,994
Adjustment to Market Value	67,107	110,902	67,107	110,902
Reversal for Financial Asset Loss	-	-	-	(791,868)
Impairment BRR³	-	-	(148,637)	(360,648)
Provision for Losses on Fixed Assets	-	-	-	235,064
Provision for Environmental Compensations	-	-	-	104,904
Hydrological Risk(b)	-	-	451,340	-
Other	31,978	69,134	749,943	474,723

	10,232,634	3,836,562	14,639,285	1,754,660

1 Information related to contingencies is described in Note 31.

2 Information related to PCLD on financing and loans is described in Note 9.

3 Information related to impairment is described in Note 20

(a)       Loss on Investments

In order to refund concessionaire companies of Electricity Public Service that use thermal generation and that act in the Isolated System, Law No. 10,833/2003, that amended Law No. 8,631/1993, set forth that the Fuel Consumption Account - CCC would bear this cost, entirely, in 2004 and partially during the period from 2005 to 2008.

By means of Normative Resolution No. 303/2008, ANEEL established the methodology and the procedures to calculate, demonstrate and validate the ICMS amount considered as cost arising out of the acquisition of fuels, as well as calculation, demonstration, supervision, and payment of the liabilities to be returned to CCC-ISOL by beneficiary agents who received ICMS refund in amount higher than the effective cost incurred with this tax.

By means of Order No. 4,722/2009 SFF/ANEEL, that deals with the end of the fiscal year 2009, ANEEL determined the accounting recognition of the amount of liabilities to be refunded to the Fuel Consumption Account CCC related to the period between January 2004 and December 2007.

The Management of the subsidiary Amazonas Energia, supported by legal consultants, required in courts the suspension of effects of this resolution issued by the regulatory entity.

Under the terms in the judicial award issued on September 29, 2009, the subsidiary Amazonas Distribuidora in the financial statements of December 2009 has reverted this obligation from its Liabilities, and the counterpart was an operating revenue. This obligation represents the adjusted amount of R$ 1,100,499 referring to the value refunded by CCC ISOL in the period between 2004 and 2008.

However, considering the phase of the judicial lawsuit at the time, despite admissibility of the corresponding merit, there were some uncertainties regarding the end of the claim, reason why, the controller, during the fiscal years, have recognized a provision to cover for eventual losses related to these alleged debts with the CCC pertaining to ICMS.

In view of the judicial decision that conceded the merit to Amazonas Distribuidora, ANEEL has filed a Bill of Review. On 11/17/2015 this Bill of Review was denied by the Federal Regional Court of the 1st Region. Afterwards, the appeal has lost its object, due to the decision that judged the claim to be appropriate, granting the injunction claimed by Amazonas Distribuidora and ratifying the preliminary order issued before.

Therefore, Amazonas Distribuidora has obtained decisions that ensure the right not to return the ICMS value, thus, the company is not obliged to record these amounts as liabilities.

In view of the facts and the rejection of the Bill of Review judged on November 17, 2015, Eletrobras reverted the provision set to cover for these liabilities in the amount of R$ 1,100,499,000.

On December 31, 2015, the provision for investment loss was established in the amount of R$ 489,752, arising out of the impairment test applicable to equity held in the Companies CHC, ESBR Participações, Madeira Energia S.A, Teles Pires Participações and São Manoel (see Note 16).

(b)       Hydrological Risk – GSF

The subsidiary Eletronorte adhered to the Adjustment of Hydrological Risk set forth in Provisional Measure No. 688/2015, dated August 18, 2015. The amount claimed by the subsidiary was R$ 451,340 and, upon adhering to the adjustment, the preliminary order lost the suspension effect for the payment of this amount, and the amount was provisioned by verifying invoices issued at the period.

NOTE 43 – BUSINESSES AQUISITION

43.1. Acquisition of shareholding control over CELG-D

On September 26, 2014, in an Extraordinary General Meeting, Eletrobras approved the acquisition of a controlling interest in CELG-Distribuição S.A.- CELG-D.

The Company concluded the process of purchasing Celg-Distribuição S.A. (“Celg-D”) by paying and transferring, on 01/27/2015, 76,761,267 common shares issued by CelgD, corresponding to 50.93% of the Distributor’s capital, for the sum of R$ 59,454.

On December 28, 2015, at an Extraordinary Meeting, Eletrobras approved the sale of the shareholding control of CELG-D at a privatization auction to be promoted by BM&FBOVESPA, according to the minimum price and conditions set forth in Resolution No. 11/2015 by the National Privatization Council – CND. The Management is committed with a sale plan of the subsidiary, and expects to have the sale concluded by December 31, 2016.

This sale was not considered as discontinued operation, because the Company will continue to act in the distribution sector with six distribution companies of the Eletrobras Group.

Main assets and liabilities held by subsidiary CELG-D classified as held for sale are presented below:

12/31/2015
Cash and cash equivalent	82,182
Clients	1,112,469
Taxes and social contributions	170,440
Judicial deposits	136,761
Financial Asset	199,497
Fixed assets	43,328
Intangible assets	1,908,127
Refundable assets - FUNAC	672,615
Other assets	298,366

Total assets subsidiary CELG D classified as held for sale	4,623,785

Suppliers	1,983,890
Loans and financing	1,304,503
Taxes and social contributions	360,553
Sector fees	428,332
Post-employment benefits	146,800
Provisions for contingencies	568,100
Other liabilities	782,831

Liabilities of subsidiary CELG D associated to assets classified as held for sale	5,575,009

NOTE 44 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

44.1 – Management of Capital Risk

The Company’s objectives in managing its capital are safeguarding its continuity so as to offer a return to shareholders and benefits to other interested parties, in addition to pursuing an optimal capital structure so as to reduce this cost. The purchase or sale of financial assets are recognized on the date of negotiation.

In order to maintain or adjust capital structure, the Company may revise its dividend payment policy, return capital to shareholders, or issue new shares or sell assets in order to reduce, for example, the level of debt.

The Company, consistent with other companies in the sector, monitors capital based on the financial leveraging index. This index is the net debt divided by total capital. The net debt, in turn, is total loans (including short- and long-term loans, as demonstrated in the consolidated balance sheet), subtracted from cash and cash equivalents, and securities. Total capital is determined by adding net equity, as demonstrated in the consolidated balance sheet, to net debt.

	CONSOLIDATED
	12/31/2015	12/31/2014

Total Loans and Financing	46,398,260	39,539,125

(-) Cash and Cash Equivalents and Securities	8,431,737	5,366,511

Net Debt	37,966,523	34,172,614

(+) Total Shareholder’s Equity	41,739,222	56,848,500

Total Capital	79,705,745	91,021,114

Financial Leveraging Index	48%	38%

44.2 – Classification by category of financial instruments

The book balances of financial assets and liabilities represent a reasonable approximation of their fair value. The Company uses hierarchy to measure the fair value of its financial instruments:

	PARENT COMPANY
		12/31/2015	12/31/2014
FINANCIAL ASSETS (CURRENT / NON-CURRENT)	Measurement	Book value / Fair value	Book value / Fair value

Cash and cash equivalents		691,719	88,194
Loans and receivables		41,052,908	38,466,689

Clients	Amortized Cost	504,597	573,457
Loans and financing	Amortized Cost	37,098,745	32,556,881
Financial Asset - Generation and Transmission	Amortized Cost	3,449,566	5,336,351

Maintained until Expiration		191,763	204,665

Securities	Amortized Cost	191,763	204,665

Measured by fair value by result		3,454,526	421,975

Securities	Fair value	3,454,526	421,817

Available for sale		1,018,143	1,212,142

Investments (equity)	Fair value	1,018,143	1,212,142

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured by amortized cost		30,752,210	27,223,773

Suppliers	Amortized Cost	416,126	548,589
Loans and financing	Amortized Cost	30,036,452	26,020,026
Refund obligations	Amortized Cost	299,632	655,158

Measured by fair value by result		18,860	24,706

Derivatives - Hedge	Fair value	18,860	24,706

	CONSOLIDATED
	Measurement	12/31/2015	12/31/2014
FINANCIAL ASSETS (CURRENT / NON-CURRENT)

Cash and cash equivalents		1,393,973	1,407,078
Loans and receivables		59,238,499	58,567,412

Clients	Amortized Cost	5,970,958	6,170,720
Loans and financing	Amortized Cost	17,587,620	14,684,564
Refund rights	Amortized Cost	10,503,382	9,803,062
Financial Asset - Generation and Transmission	Amortized Cost	25,176,539	24,170,771
Indemnities - Law No. 12.783/2013	Amortized Cost	-	3,738,295

Maintained by Expiration		193,669	223,142

Securities	Amortized Cost	193,669	223,142

Measured by fair value by result		6,890,406	3,991,848

Securities	Fair value	6,844,095	3,731,937
Derivatives	Fair value	46,311	259,911

Available for sale		5,382,366	9,606,383

Investments (equity)	Fair value	1,177,260	1,370,371
Financial Asset - Distribution	Fair value	4,205,106	8,236,012

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured by amortized cost		70,733,967	62,458,291

Suppliers	Amortized Cost	19,577,928	17,536,501
Loans and financing	Amortized Cost	46,398,260	39,539,125
Debentures	Amortized Cost	562,474	759,923
Refund Obligations	Amortized Cost	2,879,586	3,232,621
Lease	Amortized Cost	1,252,155	1,326,661
Concessions Payable UBP	Amortized Cost	63,564	63,460

Measured by fair value by result		80,269	72,203

Derivatives	Fair value	80,269	72,203

Measured by fair value by result		18,860	24,706

Derivatives - Hedge	Fair value	18,860	24,706

44.2.1 – Fair value estimate:

The financial assets and liabilities recorded at fair value were classified and disclosed according to the following levels:

	PARENT COMPANY
	12/31/2015
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
FINANCIAL ASSETS (CURRENT / NON-CURRENT)

Available for sale	1,018,143	-	-	1,018,143

Investments (Equity Stake)	1,018,143	-	-	1,018,143

Measured at fair value by result	3,454,526	-	-	3,454,526

Securities	3,454,526	-	-	3,454,526

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured at fair value by result	-	18,860	-	18,860

Derivatives	-	18,860	-	18,860

	PARENT COMPANY
	12/31/2014
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
FINANCIAL ASSETS (CURRENT / NON-CURRENT)

Available for sale	1,212,142	-	-	1,212,142

Investments (Equity Stake)	1,212,142	-	-	1,212,142

Measured at fair value by result	421,975	-	-	421,975

Securities	421,975	-	-	421,975

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured at fair value by result	-	24,706	-	24,706

Derivatives	-	24,706	-	24,706

	CONSOLIDATED
	12/31/2015
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
FINANCIAL ASSETS (CURRENT / NON-CURRENT)

Available for sale	1,177,260	4,205,106	-	5,382,366

Investments (Equity Stake)	1,177,260	-	-	1,177,260
Financial Asset - Distribution Concessions	-	4,205,106	-	4,205,106

Measured at fair value by result	6,844,095	46,311	-	6,890,406

Securities	6,844,095	-	-	6,844,095
Derivatives	-	46,311	-	46,311

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured at fair value by result	-	99,129	-	99,129

Derivatives	-	99,129	-	99,129

	CONSOLIDATED
	12/31/2014
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
FINANCIAL ASSETS (CURRENT / NON-CURRENT)

Available for sale	1,370,371	8,236,012	-	9,606,383

Investments (Equity Stake)	1,370,371	-	-	1,370,371
Financial Asset - Distribution Concessions	-	8,236,012	-	8,236,012

Measured at fair value by result	3,731,937	259,911	-	3,991,848

Securities	3,731,937	-	-	3,731,937
Derivatives	-	259,911	-	259,911

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured at fair value by result	-	72,203	-	72,203

Derivatives	-	72,203	-	72,203

Level 1 – prices quoted (not adjusted) on active markets, liquid and visible for identical assets and liabilities accessible on the date of measurement;

Level 2 – prices quoted (adjusted or not) for similar assets and liabilities on active markets, other entries not observable in level 1, directly or indirectly, in terms of asset or liability, and

Level 3 – assets and liabilities not priced or where prices or valuation techniques are supported by a small or non-existent market, not observable or liquid. In this level, the estimated fair value becomes highly subjective.

The fair value of financial instruments traded in active markets (such as securities carried for trading and available for sale) is based on market prices quoted on the balance sheet date. A market is seen as active if quoted prices are promptly and regularly available from an exchange, distributor, broker, group of industries, pricing service, or regulatory agency, and the prices represent real market transactions which occur regularly on purely commercial bases.

The quoted market price used for financial assets carried by the Company and its subsidiaries is the current competitive price. These instruments are in Level 1. The instruments in Level 1 include mainly equity investments of the FTSE 100 classified as securities for trade or available for sale.

The fair value of financial instruments not traded on active markets (such as over the counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of information adopted by the market where it is available, and rely as little as possible on the entity’s specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument will be included in Level 2. If one or more relevant pieces of information is not based on data adopted by the market, the instrument will be included in level 3.

Specific valuation techniques used to assess financial instruments include:

●	Quoted market prices or quotes from financial institutions or brokers for similar instruments.
●	The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on yield curves adopted by the market
●	The fair value of forward exchange rate contracts is determined based on future exchange rates on the balance sheet date, with the resulting value discounted from the present value.

Other techniques, such as discounted cash flow analysis, which are used to determine the fair value of remaining financial instruments, and counterparty credit risk in swap operations.

44.3 – Financial Risk Management:

In the exercise of its activities, the Company is affected by risk events that could compromise its strategic objectives. The main objective of risk management is to anticipate and minimize the adverse effects of such events on the Company’s business and economic and financial results.

The Company defined operating and financial policies and strategies to manage financial risks, approved by internal committees and by management, which aim to confer liquidity, safety and profitability to its assets, and maintain set debt levels and profile for financial and economic flows.

The main financial risks identified in the process of risk management are:

44.3.1 – Exchange rate risk

This risk arises from the possibility of the Company having its economic and financial statements affected by exchange rate fluctuations. The Company is exposed to financial risks that cause volatility in its results and in its cash flow. The Company has significant exposure between assets and liabilities indexed in foreign currency, especially to the United States dollar, arising mainly from financing contracts with Itaipu Binacional.

In this context, the Company’s financial hedging policy was approved. The objective of the current policy is to monitor and mitigate the exposure to market variables that could impact the Company and its’ subsidiaries’ assets and liabilities, thus reducing the effects of undesirable fluctuations in these variables on their Financial Statements.

With this, said policy aims to get the Company’s results to accurately reflect its real operating performance, and its projected cash flow to be less volatile.

Along with the policy, the creation of a Financial hedge committee was formed within the scope of the Financial Office, whose main function is to define the strategies and hedge instruments to be submitted to the Company’s Executive Management.

Taking into account the various forms of hedging the Company’s unhedged items, the approved policy lists a scale of priorities. First a structural solution, and only in residual cases, the use of operations with derivative financial instruments.

When operations with financial derivatives are performed, the Company’s hedge policy is followed, and they may not constitute financial leveraging or the concession of credit to third parties.

a) – Composition of balances in foreign currency and sensitivity analysis:

In the following charts, scenarios were considered for indices and rates, with their respective effects on the Company’s profit and loss. For the sensitivity analysis, the probable scenario used for 2015 and 2016 was forecasts and/or estimates based fundamentally on macroeconomic assumptions obtained from the Focus report, published by the Central Bank, and Economic Outlook 86, published by the OECD (Organisation for Economic Co-operation and Development).

Sensitivity analyses were conducted on financial instruments, assets and liabilities, which present exposure to the exchange rate and which could bring material losses to the Company, in four different scenarios, based on the above-mentioned probable scenario: two considering currency valuation, and another two considering a devaluation of those currencies.

The sensitivity analyses were created in accordance with CVM Guidance 475/2008, with the objective of measuring the impact of changes in market variables on each of the Company’s financial instruments. Therefore, these are projections based on assessments of macroeconomic scenarios, and do not mean that the transactions will have the values presented in the analysis period considered.

a1) Risk of exchange rate valuation:

		PARENT COMPANY
		Balance on 12/31/2015		Effect on result - income (expense)
		Foreign currency	Reais	Scenario I - Probable 2015 ¹	Scenario II (25%) ¹	Scenario III (50%) ¹

USD	Loans received	3,679,624	14,365,988	(1,272,414)	(5,182,014)	(9,091,615)
	Loans granted	3,937,493	15,375,123	1,359,223	5,542,809	9,726,395
	Financial Asset - ITAIPU	883,417	3,449,566	304,955	1,243,586	2,182,216

	Effect on result - USD			391,764	1,604,380	2,816,997

EURO	Loans received	59,277	251,820	(31,562)	(102,408)	(173,253)
	Loans granted	28,294	120,259	15,003	48,818	82,634

	Effect on result - EURO			(16,559)	(53,589)	(90,620)

YEN	Loans received	5,516,631	178,794	(16,587)	(65,432)	(114,277)
	Loans granted	11,360,536	368,422	33,930	134,518	235,106

	Effect on result - YEN			17,343	69,086	120,829

EFFECT ON RESULT IN CASE OF APPRECIATION OF EXCHANGE FEES				392,548	1,619,877	2,847,206

		CONSOLIDATED
		Balance on 12/31/2015		Effect on result - income (expense)
		Foreign Currency	Reais	Scenario I - Probable 2015 ¹	Scenario II (25%) ¹	Scenario III (50%) ¹

USD	Loans received	3,803,820	14,850,875	(1,315,361)	(5,356,920)	(9,398,479)
	Loans granted	3,790,753	14,802,134	1,308,568	5,336,244	9,363,919
	Financial Asset - ITAIPU	883,417	3,449,566	304,955	1,243,586	2,182,216

	Effect on result - USD			298,163	1,222,909	2,147,656

EURO	Loans received	59,277	251,820	(31,562)	(102,408)	(173,253)
	Loans granted

	Effect on result - EURO			(31,562)	(102,408)	(173,253)

YEN	Loans received	5,516,631	178,794	(16,587)	(65,432)	(114,277)
	Loans granted	-	-	-	-	-

	Effect on result - YEN			(16,587)	(65,432)	(114,277)

EFFECT ON RESULT IN CASE OF APPRECIATION OF EXCHANGE FEES				250,014	1,055,070	1,860,126

(¹) Assumptions adopted:				Provável	25%	50%
	USD			4.250	5.313	6.375
	EURO			4.781	5.976	7.172
	YEN			0.035	0.044	0.053

a2) Risk of exchange rate depreciation:

		PARENT COMPANY
		Balance on 12/31/2015		Effect on result - income (expense)
		Foreign Currency	Reais	Scenario I - Probable 2015 ¹	Scenario II (25%) ¹	Scenario III (50%) ¹

USD	Loans received	3,679,624	14,365,988	(1,272,414)	2,637,187	6,546,787
	Loans granted	3,937,493	15,375,123	1,359,223	(2,824,364)	(7,007,950)
	Financial Asset - ITAIPU	883,417	3,449,566	304,955	(633,675)	(1,572,305)

	Effect on result - USD			391,764	(820,852)	(2,033,468)

EURO	Loans received	59,277	251,820	(31,562)	39,283	110,129
	Loans granted	28,294	120,259	15,003	(18,813)	(52,628)

	Effect on result - EURO			(16,559)	20,471	57,501

YEN	Loans received	5,516,631	178,794	(16,587)	32,258	81,104
	Loans granted	11,360,536	368,422	33,930	(66,658)	(167,246)

	Effect on result - YEN			17,343	(34,399)	(86,142)

EFFECT ON RESULT IN CASE OF DEPRECIATION OF EXCHANGE FEES				392,548	(834,781)	(2,062,110)

		CONSOLIDATED
		Balance on 12/31/2015		Effect on Result income (expense)
		Foreign Currency	Reais	Scenario I - Provável 2015 ¹	Scenario II (25%)¹	Scenario III (50%)¹

USD	Loans Received	3,803,820	14,850,875	(1,315,361)	2,726,198	6,767,757
	Loans Granted	3,790,753	14,802,134	1,308,568	(2,719,107)	(6,746,783)
	Financial Asset - ITAIPU	883,417	3,449,566	304,955	(633,675)	(1,572,305)

	Effect on Result - USD			298,163	(626,584)	(1,551,331)

EURO	Loans Received	59,277	251,820	(31,562)	39,283	110,129
	Loans Granted	-		-	-

	Effect on Result - EURO			(31,562)	39,283	110,129

YEN	Loans Received	5,516,631	178,794	(16,587)	32,258	81,104

	Loans Granted

	Effect on Result - YEN			(16,587)	32,258	81,104

EFFECT ON RESULT IN CASE OF DEPRECIATION OF EXCHANGE FEES				250,014	(555,042)	(1,360,099)

(¹) Assumptions adopted:				Probable	-25%	-50%
	USD			4.250	3.188	2.125
	EURO			4.781	3.586	2.391
	YEN			0.035	0.027	0.018

44.3.2 – Interest rate risk

This risks associated to the possibility of the Company suffering accounting losses due to fluctuation in market interest rates, affecting its financial statements by raising financial expenses with foreign capital raising contracts, mainly, referenced by the Libor rate.

The Company monitors its exposure to the Libor rate and contracts derivative operations to minimize this exposure, as per its Financial Hedging Policy.

a) – Composition of balances by indexer and sensitivity analysis

The composition of debt by indexer, either in national or foreign currency, is broken down in Note 23, item a.

In the following charts, scenarios were considered for indices and rates, with their respective impacts on the Company’s results. For the sensitivity analysis, the probable scenario used for 2016 was forecasts and/or estimates based fundamentally on macroeconomic assumptions obtained from the Focus report, published by the Central Bank, and Economic Outlook 86, published by the OECD (Organisation for Economic Co-operation and Development)

Sensitivity analyses were conducted on financial instruments, assets and liabilities, which could bring material losses to the Company, in four different scenarios, based on the above-mentioned probable scenario: two considering the appreciation of indices, and another two considering a depreciation of those indices.

The sensitivity analyses were created in accordance with CVM Guidance 475/2008, with the objective of measuring the impact of changes in market variables on each of the Company’s financial instruments. Therefore, these are projections based on assessments of macroeconomic scenarios, and do not mean that the transactions will have the values presented in the analysis period considered.

All scenarios used a likely exchange rate for the dollar to convert into reais the effect on the results of risks linked to fluctuations of the LIBOR. In this sensitivity analysis, no exchange effect is being considered due to valuation or devaluation of the probable exchange rate scenario. The impact of valuation or devaluation of the dollar exchange rate in the probable scenario is presented in item (44.3.1.a) of this note.

a1) – LIBOR

●	risk of appreciation of interest rates:

		PARENT COMPANY
		Debt balance / Notional value on 12/31/2015		Effect on result - income (expense)
		In USD	In reais	Scenario I - Probable 2015 ¹	Scenario II (+25%) ¹	Scenario III (+50%) ¹

LIBOR	Loans received	834,320	3,257,353	(30,003)	(37,504)	(45,005)
	Derivative	1,040,384	4,061,867	37,414	46,767	56,120
	Total			7,410	9,263	11,116

		CONSOLIDATED
		Debt balance / Notional value on 12/31/2015		Effect on result - income (expense)
		In USD	In reais	Scenario I - Probable 2015 ¹	Scenario II (+25%) ¹	Scenario III (+50%) ¹

LIBOR	Loans received	955,188	3,729,245	(34,350)	(42,937)	(51,525)
	Derivative	1,040,384	4,061,867	37,414	46,767	56,120
	Total			3,064	3,830	4,596

	(¹) Assumptions adopted		12/30/2015	Probable	25%	50%
	USD		3.9042	4.2500	5.31	6.38
	LIBOR		n/a	0.85%	1.06%	1.27%

a2) – National indexers

●	risk of appreciation of interest rates:

		PARENT COMPANY
			Effect on result - income (expense)
		Balance on 12/31/2015	Scenario I - Probable 2015 ¹	Scenario II (+25%) ¹	Scenario III (+50%) ¹

CDI	Loans received	6,516,128	(993,710)	(1,242,137)	(1,490,564)
	Loans granted	-	-	-	-
	Effect on result - CDI		(993,710)	(1,242,137)	(1,490,564)

IPCA	Loans received	-	-	-	-
	Loans granted	6,816,041	472,352	590,440	708,527
	Effect on result - IPCA		472,352	590,440	708,527

IGPM	Lease	-	-	-	-
	Loans granted	238,976	15,725	19,656	23,587
	Effect on result - IGPM		15,725	19,656	23,587

SELIC	Loans received	2,284,348	(348,363)	(435,454)	(522,545)
	Loans granted	-	-	-	-
	Effect on result - SELIC		(348,363)	(435,454)	(522,545)

Effect on result - INDEX APPRECIATION			(853,996)	(1,067,495)	(1,280,994)

		CONSOLIDATED
			Effect on result - income (expense)
		Balance on 12/31/2015	Scenario I - Probable 2015 ¹	Scenario II (+25%) ¹	Scenario III (+50%) ¹

CDI	Loans received	11,410,983	(1,740,175)	(2,175,219)	(2,610,262)
	Debentures issued	342,671	(52,257)	(65,322)	(78,386)
	Loans granted	-	-	-	-
	Effect on result - CDI		(1,792,432)	(2,240,540)	(2,688,648)

TJLP	Loans received	6,594,316	(461,602)	(577,003)	(692,403)
	Debentures issued	219,803	(15,386)	(19,233)	(23,079)
	Loans granted
	Effect on result - TJLP		(476,988)	(596,235)	(715,482)

IGPM	Lease	1,252,155	(82,392)	(102,990)	(123,588)
	Loans granted	237,361	15,618	19,523	23,428
	Effect on result - IGPM		(66,773)	(83,467)	(100,160)

SELIC	Loans received	2,636,254	(402,029)	(502,536)	(603,043)
	Loans granted
	Effect on result - SELIC		(402,029)	(502,536)	(603,043)

IPCA	Loans received	532,754	36,920	46,150	55,380
	Effect on result - IPCA		36,920	46,150	55,380

Effect on result - INDEX APPRECIATION			(2,701,303)	(3,376,629)	(4,051,954)

(¹) Assumptions adopted:	Probable	25%	50%
CDI	15.25%	19.06%	22.88%
IPCA	6.93%	8.66%	10.40%
TJLP	7.00%	8.75%	10.50%
IGPM	6.58%	8.23%	9.87%
SELIC	15.25%	19.06%	22.88%
LIBOR	0.85%	1.06%	1.27%

●	risk of depreciation of interest rates:

		PARENT COMPANY
			Effect on result - income (expense)
		Balance on 12/31/2015	Scenario I - Probable 2015 ¹	Scenario II (-25%) ¹	Scenario III (-50%) ¹

CDI	Loans received	6,516,128	(993,710)	(745,282)	(496,855)

	Effect on result - CDI		(993,710)	(745,282)	(496,855)

IPCA	Loans granted	6,816,041	472,352	354,264	236,176

	Effect on result - IPCA		472,352	354,264	236,176

IGPM	Lease
	Loans granted	238,976	15,725	11,793	7,862

	Effect on result - IGPM		15,725	11,793	7,862

SELIC	Loans received	2,284,348	(348,363)	(261,272)	(174,182)

	Effect on result - SELIC		(348,363)	(261,272)	(174,182)

Effect on result - INDEX DEPRECIATION			(853,996)	(640,497)	(426,998)

		CONSOLIDATED
			Effect on result - income (expense)
		Balance on 12/31/2015	Scenario I - Probable 2015 ¹	Scenario II (-25%) ¹	Scenario III (-50%) ¹

CDI	Loans received	11,410,983	(1,740,175)	(1,305,131)	(870,087)
	Debentures issued	342,671	(52,257)	(39,193)	(26,129)

	Effect on result - CDI		(1,792,432)	(1,344,324)	(896,216)

TJLP	Loans received	6,594,316	(461,602)	(346,202)	(230,801)
	Debentures issued	219,803	(15,386)	(11,540)	(7,693)

	Effect on result - TJLP		(476,988)	(357,741)	(238,494)

IGPM	Lease	1,252,155	(82,392)	(61,794)	(41,196)
	Loans granted	237,361	15,618	11,714	7,809

	Effect on result - IGPM		(66,773)	(50,080)	(33,387)

SELIC	Loans received	2,636,254	(402,029)	(301,522)	(201,014)

	Effect on result - SELIC		(402,029)	(301,522)	(201,014)

IPCA	Loans received	532,754	36,920	27,690	18,460

	Effect on result - IPCA		36,920	27,690	18,460

Effect on result - INDEX DEPRECIATION			(2,701,303)	(2,025,977)	(1,350,651)

(1) Assumptions adopted:		Probable	-25%	-50%
	CDI	15.25%	11.44%	7.63%
	IPCA	6.93%	5.20%	3.47%
	TJLP	7.00%	5.25%	3.50%
	IGPM	6.58%	4.94%	3.29%
	SELIC	15.25%	11.44%	7.63%
	LIBOR	0.85%	0.63%	0.42%

According to interest rate swap contracts, the Company agrees to exchange the difference between fixed and floating interest rate values calculated from the notional value agreed to. Such contracts allow the Company to mitigate the risk of a change in interest rates on the fair value of debt issued at fixed interest rates, and in the exposure of cash flows to floating rate debt issued. The fair value of interest rate swaps at the end of the year and the inherent credit risk in this kind of contract, are shown next. The average interest rate is based on outstanding balances payable at the end of the year.

The following chart shows the value of principal and the remaining term for outstanding interest rate swap contracts at the end of the reporting period:

					Fair Values
Typo	Transaction	Contracted Amounts (notional)	Fees Used	Expiration	12/31/2015	12/31/2014

Libor X Pre-tax	01/2011	20,192	2.4400%	25/11/2015	-	(229)
Libor X Pre-tax	02/2011	20,192	2.4900%	25/11/2015	-	(235)
Libor X Pre-tax	03/2011	50,000	3.2780%	10/08/2020	(5,497)	(5,422)
Libor X Pre-tax	04/2011	100,000	3.3240%	10/08/2020	(11,266)	(11,109)
Libor X Pre-tax	05/2011	50,000	2.1490%	10/08/2015	-	(508)
Libor X Pre-tax	06/2011	100,000	2.2725%	10/08/2015	-	(1,087)
Libor X Pre-tax	07/2011	100,000	2.1790%	10/08/2015	-	(1,034)
Libor X Pre-tax	08/2011	100,000	2.1500%	10/08/2015	-	(1,017)
Libor X Pre-tax	09/2012	25,000	1.6795%	27/11/2020	(226)	(231)
Libor X Pre-tax	10/2012	25,000	1.6295%	27/11/2020	(133)	(135)
Libor X Pre-tax	11/2012	75,000	1.6285%	27/11/2020	(394)	(398)
Libor X Pre-tax	12/2012	75,000	1.2195%	29/11/2017	(307)	(715)
Libor X Pre-tax	13/2012	75,000	1.2090%	29/11/2017	(286)	(684)
Libor X Pre-tax	14/2012	50,000	1.2245%	29/11/2017	(211)	(486)
Libor X Pre-tax	15/2012	50,000	1.1670%	29/11/2017	(134)	(375)
Libor X Pre-tax	16/2012	50,000	1.1910%	29/11/2017	(166)	(421)
Libor X Pre-tax	17/2012	50,000	1.2105%	29/11/2017	(192)	(459)
Libor X Pre-tax	18/2012	25,000	1.1380%	29/11/2017	(47)	(160)

	TOTAL	1,040,384			(18,860)	(24,706)

Operations classified as cash flow hedges generated a comprehensive loss of R$ 468 in the year.

With the designation of swaps for hedge accounting, in the year ending on December 31, 2015, the Company recognized R$ 20,996 as financial expenses related to swaps.

44.3.3 – Price risk – commodities

In 2004, the subsidiary Eletronorte signed long-term contracts for the supply of electrical energy to three of its main clients. Part of the income from these long-term contracts is associated with the payment of a premium linked to the international aluminum price, quoted on the London Metal Exchange (LME) as a base asset in determining monthly premiums.

The premium can be considered a component of a hybrid (combined) contract, which includes a non-derivative contract that harbors a derivative, so the cash flow of the combined instrument in certain circumstances varies as if it were an isolated derivative.

Following are the contract details:

Client	Contract date		Volume in Average Megawatts (MW)
	Start	End
Albrás	7/1/2004	12/31/2024	750 by 12/31/2006 and 800 starting on 01/01/2007
BHP	7/1/2004	12/31/2024	from 353,08 to 492

These contracts include the concept of a cap and floor band related to the price of aluminum as quoted on the LME. The maximum and minimum price limit on the LME are US$ 2,773.21/ton and US$ 1,450.00/ton, respectively.

In order to attribute a fair value to the hybrid part of a contract, it is necessary to identify the main components that quantify the amount billed monthly. The main contract variables are: the amount of energy sold (MWh), the price attributed to the LME and the exchange rate in the billing period.

Considering that the premium is associated to the price of the aluminum commodity on the LME, it is possible to attribute a fair value to these contracts. The LME price was quoted in December 2015 at US$ 1,495.35/ton, which represented a negative variance of 22.49% in relation to the price in December, 2014, which was US$ 1,929.2/ton.

In the same year of the analysis, the real lost value compared to the dollar, with the exchange rate going from R$ 2.66 to R$ 3.87. The decrease in aluminum price contributed to minimize the expected fair value of derivatives, compensating the devaluation of the dollar in the period.

The loss in the operation with derivatives in 2015 was R$ 213,599 (gains on 12/31/2014 R$ 139,522) and is shown in the income statement.

a) – Sensitivity analysis on embedded derivatives indexed to aluminum price

Sensitivity analyses were conducted on energy supply contracts for intensive consumers Albras and BHP, since they have a contractual clause linking the premium to the variance in aluminum price on the international market.

In this way, a sensitivity was obtained for such hybrid contracts to the variance in the price of the premium earned, as per the chart below. The volatility components in the premium are basically: price of primary aluminum on the LME, the exchange rate, and CDI (interbank deposit) rate. Below we see the impact of each scenario on the company’s results.

For scenario II (50% reduction) the expected price per ton of aluminum offered on the LME is below the minimum price for determination of the contract premium (US$ 1,450), hence the value goes to zero, affecting the marking to market of the embedded derivative.

As to the variance obtained between scenarios III and IV (increase of 25% and 50%), the big variance seen is due to the application of those percentages to the exchange rate, aluminum price, and CDI.

The sensitivity analyses were created in accordance with CVM Guidance 475/2008, with the objective of measuring the impact of changes in market variables on each of the Company’s financial instruments. Therefore, these are projections based on assessments of macroeconomic scenarios, and do not mean that the transactions will have the values presented in the analysis period considered.

Balance on 12/31/2015	Scenario I (+25%) Indices and prices	Scenario II (+50%) Indices and prices
46,311	400,552	603,139

44.3.4 – Credit risk

This risk arises from the possibility of the Company and its subsidiaries suffering losses resulting from a difficulty to realize their receivables from clients, and from counterparty financial institutions in operations defaulting.

Through its subsidiaries, the Company operates in markets generating and transmitting electrical energy, supported by contracts signed in a regulated environment. The Company seeks to minimize its credit risk by means of guarantee mechanisms involving client receivables, and when applicable, through bank guarantees. In the distribution sector, the Company, through its subsidiaries, monitors default rates by analyzing specifics on its clients.

The credit risk related to client receivables (see note 7) is concentrated on distribution activities, in the sum of R$ 2,178,241 or 35% (R$ 2,561,241 or 42% on December 31, 2014) of the outstanding balance at the end of the year on December 31, 2015, and its main characteristic is the high level of diffusion since it considers a significant volume of sales to residential consumers.

Regarding loan receivables granted (see note 9), except for the financial operation with the joint subsidiary Itaipu, whose credit risk is low due to the inclusion of the cost of loans in the energy marketing fee of the joint subsidiary, as defined in the terms of the international treaty signed between the governments of Brazil and Paraguay, the concentration of credit risk with any other counterparty individually did not exceed 3% of the outstanding balance during the year.

The excess cash availability is invested in exclusive non-market funds, according to specific regulations from the Brazilian Central Bank. This fund is composed entirely of government bonds custodied by the Selic, with no exposure to counterparty risk.

In any relationships with financial institutions, the Company has a practice of performing operations only with low risk institutions as deemed by rating agencies, and which fulfill preset and formalized equity requirements. In addition, credit limits are defined, which are periodically revised.

When derivative operations are conducted on the over-the-counter market, they contain counterparty risks which, given the problems presented by financial institutions in 2008 and 2009, are relevant. In order to mitigate this risk, the Company instituted an accreditation standard for financial institutions, in order to perform derivative operations. This standard defines criteria regarding size, rating and expertise in the derivatives market, in order to select institutions that may perform operations with the Company. The Company currently selects the 20 best financial institutions twice a year, based on the mentioned criteria, as accredited institutions to perform derivative operations with the Company. In addition, the company has developed a methodology to control exposure to accredited institutions, that sets limits on the volume of operations to be performed with each one.

The Company monitors the credit risk of its swap operations, according to CPC 46 (IFRS 13), but does not account for this risk of non-performance in the fair value balance of each derivative because, based on the net exposure to credit risk, the Company can record its swap portfolio on the books given a unforced transaction between the parties on the valuation date. The Company considers the risk of non-performance only in the backtesting analysis of each relationship designated for hedge accounting.

In addition, the Company is exposed to credit risk related to financial guarantees granted to banks by the Controller. The Company’s maximum exposure is the maximum amount the Company will have to pay if the guarantee is enforced.

44.3.5 – Liquidity risk

The liquidity needs of the Company and its subsidiaries are the responsibility of the treasury and fund-raising departments, which continually monitor short-, medium- and long-term cash flows, both estimated and realized, seeking to avoid possible discrepancies and resulting financial losses, and guarantee liquidity requirements for operating needs.

The chart below analyzes the non-derivative financial liabilities of the Eletrobras System by maturation range, for the period remaining on the balance sheet until the contractual maturation date. Contractual repayment/maturation is based on the most recent date the Eletrobras System must settle the respective obligations.

	PARENT COMPANY 12/31/2015
	Payment flow
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured at amortized cost	5,497,634	11,400,270	12,496,676	10,797,657	40,192,237

Suppliers	416,126	-	-	-	416,126
Loans and financing	4,781,876	11,400,270	12,496,676	10,797,657	39,476,479
Refund obligations	299,632	-	-	-	299,632

Measured at fair value by result	18,860	-	-	-	18,860

Derivatives	18,860	-	-	-	18,860

	PARENT COMPANY 12/31/2014
	Payment flow
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured at amortized cost	3,963,261	2,680,935	5,110,527	15,469,050	27,223,773

Suppliers	548,589	-	-	-	548,589
Loans and financing	2,759,514	2,680,935	5,110,527	15,469,050	26,020,026
Refund obligations	655,158	-	-	-	655,158

Measured at fair value by result	24,706	-	-	-	24,706

Derivatives	24,706	-	-	-	24,706

	CONSOLIDATED 12/31/2015
	Payment flow
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured at amortized cost	18,331,212	19,570,442	28,492,678	23,999,600	90,393,931

Suppliers	10,128,507	3,163,442	3,195,654	3,090,325	19,577,928
Loans and financing	7,312,379	16,138,249	24,723,419	17,884,178	66,058,224
Debentures	357,226	31,668	57,202	116,378	562,474
Refund obligations	396,208	145,399	137,252	2,200,727	2,879,586
Lease	132,972	91,684	339,679	687,820	1,252,155
Concessions payable UBP	3,920	-	39,472	20,172	63,564

Measured at fair value by result	20,608	78,521	-	-	99,129

Derivatives	20,608	78,521	-	-	99,129

	CONSOLIDATED 12/31/2014
	Payment flow
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured at amortized cost	13,527,277	10,087,125	13,436,728	25,407,161	62,458,291

Suppliers	7,489,134	3,380,083	3,330,015	3,337,269	17,536,501
Loans and financing	4,931,531	4,069,641	9,561,687	20,976,266	39,539,125
Debentures	325,732	80,181	199,514	154,496	759,923
Refund obligations	702,728	2,472,684	-	57,209	3,232,621
Lease	74,507	82,650	306,210	863,294	1,326,661
Concessions payable UBP	3,645	1,886	39,302	18,627	63,460

Measured at fair value by result	26,573	70,336	-	-	96,909

Derivatives	26,573	70,336	-	-	96,909

44.4 - Embedded derivatives related to debentures convertible into stock

The subsidiary Eletronorte entered into an agreement for the issuance of debentures, in June, 2011, and the release of resources starting in 2013, along with Banco da Amazônia S.A. (BASA), which manages the resources of Fundo de Desenvolvimento da Amazônia (Amazon Region Development Fund or FDA), to raise funds for project implementation.

Since that agreement had a clause regarding the option to convert such debentures into Company stock, with a limit of 50% of issued debentures, Sudam’s opinion is that it is possible assign a value to the amount that would be assigned to Sudam if such conversion is made.

To determine the value, a valuation was made of the previously invested company, by estimating the value of its stock and the current value of the agreement, by using parameters for determining the value of the derivative.

The financial position on December 31, 2015 determined in this operation with derivatives is R$ 80,269. The estimated gains determined for the fiscal year ending on December 31, 2015 is R$ 27,292, and is presented in the profit and loss statement for the year.

44.4.1 – Sensitivity Analyses

Sensitivity analyses of the debentures agreement were carried out, since there is a contractual clause that refers to the option of converting such debentures into stock of the controlled company Eletronorte.

In the following analysis, different scenarios for the TJLP (long-term interest rate) were taken into account, with the corresponding impacts on Company results. For the sensitivity analysis, for a potential scenario, estimates and/or expectations for 2015 and 2016 were used, which were basically based on macroeconomic assumptions obtained from the FOCUS Report, distributed by the Central Bank.

Sensitivity analyses were carried out for the curve of debt service payments of Fundo de Desenvolvimento da Amazônia (Amazon Region Development Fund or FDA), since it has a contractual clause regarding the option to convert 50 % of Company stock on the date of actual settlement of stock.

According to CPC 38, hybrid agreements with associated volatile elements, whether they are price indexes and/or commodities, must be marked to market. In this manner, Financial Statements will reflect the fair value of the operation on each date of evaluation.

Therefore, for the agreement, a variation on the expectation for the realization of the long-term interest rate was estimated.

It is possible to verify, below, the impact of each scenario on Company results.

	Balance on December 31	Scenario I (-25%) Indices and prices	Scenario II (-50%) Indices and prices	Scenario I (+25%) Indices and prices	Scenario II (+50%) Indices and prices
2015	80,269	59,963	70,981	87,874	94,045

NOTE 45 - OPERATING SEGMENT INFORMATION

Operative segments are defined as business activities which incur expenses and from which income can be obtained, regarding which operative decisions are made. The main decision-maker with regards to operative decisions, which is in charge of the allocation of resources and of the evaluation of performance of such segments, is the Board of Directors. It is even in charge of strategic decisions of the Company. The Company has the following operative segments: Administration, Generation, Transmission, and Distribution, and segments cannot be aggregated.

The Board of Directors estimates the performance of operative segments based on the calculation of net profits.

The following data correspond to each business segment for December 31, 2015 and December 31, 2014:

	12/31/2015
		Generation		Transmission
	Management	Exploration System	O&M System	Exploration System	O&M System	Distribution	Exclusions	Total
Net operating income	348,022	16,493,690	1,747,836	1,839,339	3,826,056	10,351,737	(2,017,842)	32,588,838
Costs and Operational Expenses	(11,818,632)	(22,211,779)	(1,586,974)	(3,253,891)	(4,008,317)	(10,269,593)	7,484,381	(45,664,805)

Financing	(11,470,610)	(5,718,089)	160,862	(1,414,552)	(182,261)	82,144	5,466,539	(13,075,967)
Financial income	3,958,904	(2,361,203)	(656,829)	(573,184)	(240,949)	(1,751,802)	(73,962)	(1,699,025)
Income from equity	(6,091,974)	-	-	-	-	-	6,623,420	531,446
Income tax and social contribution	(870,858)	(126,772)	89	256,947	19,553	10,929	-	(710,112)

Net profit (loss) of the year	(14,474,538)	(8,206,064)	(495,878)	(1,730,789)	(403,657)	(1,658,729)	12,015,997	(14,953,658)

	12/31/2014

		Generation		Transmission
	Management	Exploration System	O&M System	Exploration System	O&M System	Distribution	Exclusions	Total
Net operating income	81,591	18,266,357	1,555,217	1,998,366	2,979,323	6,664,230	(1,407,277)	30,137,807
Costs and Operational Expenses	(6,074,659)	(14,030,553)	(1,755,679)	(1,911,569)	(2,791,777)	(6,456,606)	2,143,267	(30,877,576)

Financing	(5,993,068)	4,235,804	(200,462)	86,797	187,546	207,624	735,990	(739,769)
Financial income	2,463,318	(1,279,835)	420,005	(270,551)	(30,111)	(595,919)	(12,282)	694,625
Income from equity	(1,484,476)	-	-	-	-	-	267,636	(1,216,840)
Income tax and social contribution	(242,095)	(2,690,448)	(1,308,867)	3,422,263	(903,792)	22,421	-	(1,700,518)

Net profit (loss) of the year	(5,256,321)	265,521	(1,089,324)	3,238,509	(746,357)	(365,874)	991,344	(2,962,502)

	12/31/2015
Assets per segment	Management	Generation	Transmission	Distribution	Total

Non-current assets

Fixed	1,774,081	26,815,743	-	956,821	29,546,645
Intangible	452,068	146,173	88,392	248,518	935,151

	12/31/2014
	Management	Generation	Transmission	Distribution	Total

Non-current assets

Fixed	1,781,051	28,372,663	-	1,014,518	31,168,232
Intangible	502,737	500,285	4,558	357,791	1,365,371

Non-cash items	12/31/2015
	Management	Generation	Transmission	Distribution	Total
Depreciation and amortization	189,085	1,242,709	3,728	407,078	1,842,600
Provision for asset impairment	(1,663)	5,469,310	316,762	(93,693)	5,690,716
Provision (reversal) of onerous contract	-	102,518	263,959	-	366,477

	12/31/2014
	Management	Generation	Transmission	Distribution	Total
Depreciation and amortization	207,943	1,252,565	32	316,756	1,777,296
Provision for asset impairment	13,935	384,788	454,387	(703,763)	149,347
Provision (reversal) of onerous contract	-	(1,577,072)	(243,182)	(295,259)	(2,115,513)

Income from external consumers per segment

		12/31/2015
	Generation	Transmission	Distribution	Total
Supply (sale) of energy	12,310,243	-	-		12,310,243
Supply of energy	3,571,809	-	14,835,424		18,407,233
Short term energy	1,811,552	-	-		1,811,552
CVA and other financial items	-	-	324,120		324,120
Itaipu financial effect	234,425	-	-		234,425
Income from operation and maintenance	1,882,637	2,695,611	-		4,578,248
Construction income	148,403	2,077,616	1,011,518		3,237,537
Financial - Investment return	-	838,087	-		838,087

Total gross income	19,959,069	5,611,314	16,171,062		41,741,445

	12/31/2014
	Generation	Transmission	Distribution	Total
Supply (sale) of energy	12,175,362	-	-		12,175,362
Supply of energy	3,317,103	-	7,310,337		10,627,440
Short term energy	3,817,976	-	-		3,817,976
CVA and other financial items	-	-	38,477		38,477
Itaipu financial effect	(97,740)	-	-	-	97,740
Income from operation and maintenance	1,803,127	2,201,268	-		4,004,395
Construction income	240,040	1,786,195	873,413		2,899,648
Financial - Investment return	-	714,409	-		714,409

Total gross income	21,255,868	4,701,872	8,222,227		34,179,967

NOTE 46 - TRANSACTIONS WITH RELATED PARTIES

The final controlling company of the Company is União (the Union) that holds 51% of common stock of the Company. (Please review Note 36.)

Company transactions with its subsidiaries, controlled companies and special purpose entities are carried out at prices and conditions that are defined by the parties, that take into consideration the terms that could be applied in the market with unrelated parties. Among the main operations that took place with related parties, we would like to point out loans and financing granted with the above-mentioned conditions and/or according to specific legislation on such matters. The rest of operations were based also taking into consideration conditions that could be usual in the market.

		PARENT COMPANY
		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSETS	LIABILITIES	RESULT	ASSETS	LIABILITIES	RESULT

FURNAS	Financing and loans	4,047,720	-	-	4,009,120	-	-
	Advancement for future capital increase	43,649	-	-	38,530	-	-
	Other assets	153	-	-	-	-	-
	Income from equity	-	-	(69,978)	-	-	(403,869)
	Income from interest, commissions, fees, and	-	-	689,462	-	-	268,941

		4,091,522	-	619,484	4,047,650	-	(134,928)

CHESF	Financing and loans	30,964	-	-	43,684	-	-
	Other liabilities	78	-	-	-	1,355	-
	Income from interest, commissions, fees, and	-	-	2,564	-	-	3,542
	Income from equity	-	-	(473,914)	-	-	(1,113,194)

		31,042	-	(471,350)	43,684	1,355	(1,109,652)

ELETRONORTE	Financing and loans	3,020,041	-	-	3,168,677	-	-
	Advancement for future capital increase	-	-	-	12,984	-	-
	Dividends receivable	10,017	-	-	454,402	-	-
	Other assets	4,474	-	-	-	-	-
	Income from equity	-	-	101,142	-	-	2,022,891
	Income from interest, commissions, fees, and	-	-	636,611	-	-	233,157

		3,034,532	-	737,753	3,636,063	-	2,256,048

ELETROSUL	Financing and loans	2,141,510	-	-	1,925,505	-	-
	Dividends receivable	37,024	-	-	8,531	-	-
	Advancement for future capital increase	-	-	-	63,976	-	-
	Other assets	2,469	-	-	-	-	-
	Other liabilities	-	14,303	-	-	-	-
	Income from equity	-	-	(912,287)	-	-	35,919
	Income from interest, commissions, fees, and	-	-	349,461	-	-	132,765

		2,181,003	14,303	(562,826)	1,998,012	-	168,684

CGTEE	Financing and loans	2,417,810	-	-	2,065,667	-	-
	Advancement for future capital increase	120,505	-	-	18,391	-	-
	Dividends receivable	73,035	-	-	64,479	-	-
	Outstanding liabilities of subsidiaries	-	1,210,508	-	-	552,998	-
	Operational reversals (provisions)	-	-	(648,302)	-	-	480,065
	Income from equity	-	-	-	-	-	-
	Income from interest, commissions, fees, and	-	-	309,057	-	-	164,055

		2,611,350	1,210,508	(339,245)	2,148,537	552,998	644,120

	Financing and loans	1,600,265	-	-	1,483,513	-	-
	Other assets	46	-	-	-	-	-
	Other liabilities	-	523,984	-	-	342,971	-
ELETRONUCLEAR	Outstanding liabilities of subsidiaries	-	351,271	-	-	-	-
	Operational reversals (provisions)	-	-	(321,652)	-	-	-
	Income from equity	-	-	(4,791,800)	-	-	(999,701)
	Income from interest, commissions, fees, and	-	-	129,169	-	-	88,695

		1,600,311	875,255	(4,984,283)	1,483,513	342,971	(911,007)

ED ALAGOAS	Financing and loans	1,166,748	-	-	947,474	-	-
	Advancement for future capital increase	8,307	-	-	8,307	-	-
	Other assets	1,652	-	-	-	-	-
	Outstanding liabilities of subsidiaries	-	247,656	-	-	11,075	-
	Operational reversals (provisions)	-	-	(252,585)	-	-	95,354
	Income from equity	-	-	-	-	-	-
	Income from interest, commissions, fees, and	-	-	139,861	-	-	94,884

		1,176,707	247,656	(112,724)	955,781	11,075	190,238

ED PIAUÍ	Financing and loans	1,224,315	-	-	1,021,389	-	-
	Advancement for future capital increase	-	-	-	16,416	-	-
	Other assets	37	-	-	-	-	-
	Outstanding liabilities of subsidiaries	-	701,148	-	-	141,056	-
	Operational reversals (provisions)	-	-	(562,987)	-	-	(37,935)
	Income from interest, commissions, fees, and	-	-	158,746	-	-	109,032

		1,224,352	701,148	(404,241)	1,037,805	141,056	71,097

AMAZONAS ENERGIA - D	Financing and loans	1,327,167	-	-	2,164,460	-	-
	Other assets	138,713	-	-	419,855	-	-
	Outstanding liabilities of subsidiaries	-	4,363,597	-	-	2,019,381	-
	Operational reversals (provisions)	-	-	(2,344,048)	-	-	415,424
	Income from interest, commissions, fees, and	-	-	235,020	-	-	202,541

		1,465,880	4,363,597	(2,109,028)	2,584,315	2,019,381	617,965

AMAZONAS ENERGIA - GT	Financing and loans	1,469,087	-	-	-	-	-
	Advancement for future capital increase	-	-	-	-	-	-
	Other assets	493,511	-	-	-	-	-
	Income from interest, commissions, fees, and	-	-	76,473	-	-	-

		1,962,598	-	76,473	-	-	-

ED RONDÔNIA	Financing and loans	739,481	-	-	696,490	-	-
	Advancement for future capital increase	245	-	-	245	-	-
	Other assets	1,611	-	-	-	-	-
	Outstanding liabilities of subsidiaries	-	456,558	-	-	-	-
	Operational reversals (provisions)	-	-	(456,771)	-	-	(188,654)
	Income from equity	-	-	(104,066)	-	-	-
	Income from interest, commissions, fees, and	-	-	98,496	-	-	71,038

		741,337	456,558	(462,341)	696,735	-	(117,616)

		PARENT COMPANY
		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSETS	LIABILITIES	RESULT	ASSETS	LIABILITIES	RESULT

ELETROPAR	Dividends receivable	1,046	-	-	-	-	-
	Other assets	380	-	-	-	-	-
	Income from equity	-	-	4,401	-	-	(2,464)

		1,426	-	4,401	-	-	(2,464)

ELETROACRE	Financing and loans	283,014	-	-	235,149	-	-
	Advancement for future capital increase	12,787	-	-	12,787	-	-
	Other assets	809	-	-	-	-	-
	Outstanding liabilities of subsidiaries	-	125,416	-	-	-	-
	Income from equity	-	-	(53,100)	-	-	-
	Operational reversals (provisions)	-	-	(125,592)	-	-	-
	Income from interest, commissions, fees, and	-	-	36,938	-	-	24,937

		296,610	125,416	(141,754)	247,936	-	24,937

ED RORAIMA	Financing and loans	54,419	-	-	44,536	-	-
	Other assets	7	-	-	-	-	-
	Outstanding liabilities of subsidiaries	-	337,643	-	-	69,726	-
	Operational reversals (provisions)	-	-	(270,116)	-	-	67,597
	Income from equity	-	-	-	-	-	(8,294)
	Income from interest, commissions, fees, and	-	-	7,291	-	-	4,827

		54,426	337,643	(262,825)	44,536	69,726	64,130

CELG-D	Equity stake	-	-	-	108,872	-	-
	Financing and loans	240,800	-	-	85,740	-	-
	Other assets	197	-	-	-	-	-
	Outstanding liabilities of subsidiaries	-	412,225	-	-	-	-
	Income from equity	-	-	(108,872)	-	-	-
	Operational reversals (provisions)	-	-	(410,523)	-	-	-
	Income from interest, commissions, fees, and	-	-	12,271	-	-	-

		240,997	412,225	(507,124)	194,612	-	-

ITAIPU	Financing and loans	14,802,134	-	-	11,656,696	-	-
	Dividends receivable	1,952	-	-	-	-	-
	Income from interest, commissions, fees, and	-	-	6,009,406	-	-	767,647

		14,804,087	-	6,009,406	11,656,696	-	767,647

TESOURO	Obligations	-	3,940,898	-	-	1,672,761	-

		-	3,940,898	-	-	1,672,761	-

ELETROS	Contributions payable - sponsor	-	23,555	-	-	10,652	-
	Provisions	-	244,685	-	-	448,407	-
	Sponsor contributions	-	-	(31,693)	-	-	(34,423)
	Fees	-	-	(2,410)	-	-	(2,462)

		-	268,240	(34,103)	-	459,059	(36,885)

CEEE-GT	Equity stake	448,274	-	-	449,336	-	-
	Financing and loans	4,883	-	-	13,254	-	-
	Income from equity	-	-	14,173	-	-	(91,308)
	Income from interest, commissions, fees, and	-	-	607	-	-	1,189

		453,157	-	14,780	462,590	-	(90,119)

ENERGISA MT	Equity stake	385,318	-	-	376,031	-	-
	Financing and loans	310,697	-	-	353,596	-	-
	Dividends receivable	4,403	-	-	-	-	-
	Income from equity	-	-	12,918	-	-	25,491
	Income from interest, commissions, fees, and	-	-	30,911	-	-	34,608

		700,417	-	43,829	729,627	-	60,099

EMAE	Dividends receivable	1,416	-	-	-	-	-
	Equity stake	296,828	-	-	265,552	-	-
	Income from equity	-	-	23,330	-	-	146,112

		298,244	-	23,330	265,552	-	146,112

CTEEP	Equity stake	924,185	-	-	927,814	-	-
	Financing and loans	196	-	-	-	-	-
	Dividends receivable	20	-	-	11,008	-	-
	Income from equity	-	-	114,813	-	-	52,625
	Income from interest, commissions, fees, and	-	-	17	-	-	21

		924,401	-	114,830	938,822	-	52,646

		PARENT COMPANY
		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSETS	LIABILITIES	RESULT	ASSETS	LIABILITIES	RESULT

CEMAR	Equity stake	653,419	-	-	554,817	-	-
	Financing and loans	275,939	-	-	308,989	-	-
	Dividends receivable	22,910	-	-	20,754	-	-
	Income from equity	-	-	121,778	-	-	112,288
	Income from interest, commissions, fees, and	-	-	28,387	-	-	18,635

		952,268	-	150,165	884,560	-	130,923

LAJEADO ENERGIA	Equity stake	219,173	-	-	206,282	-	-
	Dividends receivable	86,589	-	-	94,810	-	-
	Income from equity	-	-	37,014	-	-	13,630

		305,762	-	37,014	301,092	-	13,630

CEB LAJEADO	Dividends receivable	13,980	-	-	14,606	-	-
	Equity stake	80,353	-	-	71,723	-	-
	Income from equity	-	-	17,586	-	-	7,419

		94,333	-	17,586	86,329	-	7,419

PAULISTA LAJEADO	Equity stake	23,507	-	-	18,119	-	-
	Dividends receivable	3,077	-	-	2,765	-	-
	Income from equity	-	-	4,463	-	-	(3,096)

		26,584	-	4,463	20,884	-	(3,096)

CEEE-D	Equity stake	-	-	-	7,476	-	-
	Financing and loans	28,520	-	-	31,258	-	-
	Income from equity	-	-	(10,432)	-	-	(145,118)
	Income from interest, commissions, fees, and	-	-	2,673	-	-	2,895

		28,520	-	(7,759)	38,734	-	(142,223)

INAMBARI	Equity stake	115	-	-	164	-	-
	Income from equity	-	-	(50)	-	-	(8,984)

		115	-	(50)	164	-	(8,984)

CHC AMÉ	Equity stake	98,514	-	-	79,081	-	-
	Income from equity	-	-	(13,753)	-	-	(5,517)

		98,514	-	(13,753)	79,081	-	(5,517)

EÓLICA MANGUE SECO	Equity stake	16,889	-	-	16,726	-	-
	Income from equity	-	-	163	-	-	(332)

		16,889	-	163	16,726	-	(332)

NORTE ENERGIA (BELO MONTE)	Equity stake	1,039,632	-	-	802,964	-	-
	Income from equity	-	-	(8,581)	-	-	(32,909)

		1,039,632	-	(8,581)	802,964	-	(32,909)

ROUAR	Equity stake	111,775	-	-	70,044	-	-
	Income from equity	-	-	7,529	-	-	7,240

		111,775	-	7,529	70,044	-	7,240

		CONSOLIDATED
		12/31/2015				12/31/2014

COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT		ASSET	LIABILITIES	RESULT

FEDERAL PUBLIC ENTITIES	Client	19,535	-		-	16,333	-		-
	Energy supply	-	-		-	-	-		43,716
	Other income	-	-		96,432	-	-		33,864

		19,535	-		96,432	16,333	-		77,580

REAL GRANDEZA	Other accounts receivable	911	-		-	-	-		-
	Other assets	-	-		-	3,127	-		-
	Pension contributions	-	2,872		-	-	4,312		-
	Suppliers	-	1,192		-	-	-		-
	Accounts payable	-	195,556		-	-	403,810		-
	Several obligations	-	6,265		-	-	5,466		-
	Actuarial debt contracts	-	2,528		-	-	15,542		-
	Other liabilities	-	55,426		-	-	38,120		-
	Financial income	-	-		9	-	-		-
	Other income	-	-		1,320	-	-		134,529
	Financial expenses	-	-	-	17,216	-	-	-	20,795
	Actuarial expenses	-	-	-	10,862	-	-		8,312
	Other expenses	-	-	-	93,514	-	-	-	11,594
	Actuarial provision	-	-		-	-	-		38,120

		911	263,839	-	120,263	3,127	467,250		148,572

	Pension contributions	-	3,122		-	-	3,230		-
CENTERS	Actuarial expenses	-	-	-	8,892	-	-	-	4,555
	Other expenses	-	-	-	914	-	-		-

		-	3,122	-	9,806	-	3,230	-	4,555

NORTE BRASIL	Equity permanent stake	887,528	-		-	421,052	-		-
	Suppliers	-	1,459		-	-	23		-
	Other liabilities	-	-		-	-	1,555		-
	Income (Expenses) Equity Method	-	-		4,218	-	-	-	3,517
	Income from equity	-	-		41,207	-	-		-
	Other expenses	-	-	-	14,636	-	-		-
	Fees with the use of electric grid	-	-		-	-	-	-	2,459

		887,528	1,459		30,789	421,052	1,578	-	5,976

ETAU	Accounts receivable	9	-		-	9	-		-
	JCP / Dividends receivable	257	-		-	39	-		-
	Equity permanent stake	24,109	-		-	23,235	-		-
	Suppliers	-	3		-	-	2		-
	Equity method income	-	-		4,947	-	-		6,713
	Income from service provision	-	-		350	-	-		453
	Other income	-	-		9	-	-
	Fees with the use of electric grid	-	-	-	38	-	-	-	34

		24,375	3		5,268	23,283	2		7,132

ESBR	Clients	4,526	-		-	2,295	-		-
	Equity permanent stake	2,799,875	-		-	2,907,364	-		-
	Advancement for future capital increase	141,400	-		-	-	-		-
	Suppliers	-	27,876		-	-	9,872		-
	Other liabilities	-	-		-	-	600		-
	Expense with purchased energy	-	-	-	219,637	-	-	-	31,200
	Equity Method Expenses	-	-	-	287,489	-	-	-	461,576

		2,945,801	27,876	-	507,126	2,909,659	10,472	-	492,776

TELES PIRES PARTICIPAÇÕES	Equity permanent stake	547,152	-		-	496,425	-		-
	Income (Expenses) Equity Method	-	-	-	86,139	-	-	-	29,157
	Other expenses	-	-	-	115,412	-	-		-

		547,152	-	-	201,551	496,425	-	-	29,157

INTEGRAÇÃO	Equity permanent stake	-	-		-	22,517	-		-
	Equity method income	-	-		1,508	-	-		63

		-	-		1,508	22,517	-		63

COSTA OESTE	JCP / Dividends receivable	1,713	-		-	300	-		-
	Advancement for future capital increase	-	-		-	1,146	-		-
	Equity permanent stake	30,058	-		-	21,510	-		-
	Suppliers	-	1		-	-	1		-
	Income (Expenses) Equity Method	-	-		6,249	-	-	-	481
	Fees with the use of electric grid	-	-	-	10	-	-	-	3

		31,771	1		6,239	22,956	1	-	484

TSBE - Transmissora Sul Brasileira de Energia S.A.	Accounts receivable	11	-		-	12	-		-
	JCP / Dividends receivable	-	-		-	2,660	-		-
	Advancement for future capital increase	-	-		-	16,000	-		-
	Equity permanent stake	270,252	-		-	275,960	-		-
	Suppliers	-	7		-	-	2		-
	Accounts payable	-	-		-	-	10,733		-
	Income from service provision	-	-		12,557	-	-		374
	Other income	-	-		76	-	-		70
	Income (Expenses) Equity Method	-	-	-	24,368	-	-		11,377
	Fees with the use of electric grid	-	-	-	70	-	-	-	20

		270,263	7	-	11,805	294,632	10,735		11,801

LIVRAMENTO	Other accounts receivable	-	-		-	10	-		-
	Advancement for future capital increase	173,860	-		-	73,500	-		-
	Redeemable preferred shares	64,310	-		-	61,910	-		-
	Other income	-	-		179	-	-		126
	Income (Expenses) Equity Method	-	-	-	96,478	-	-	-	150,370
	Fees with the use of electric grid	-	-	-	2	-	-		-

		238,170	-	-	96,301	135,420	-	-	150,244

		CONSOLIDATED
		12/31/2015				12/31/2014

COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT		ASSET	LIABILITIES	RESULT

SANTA VITÓRIA	JCP / Dividends receivable	-	-		-	1,163	-		-
	Advancement for future capital increase	36,492	-		-	18,000	-		-
	Equity permanent stake	50,223	-		-	157,627	-		-
	Redeemable preferred shares	29,400	-		-	29,400	-		-
	Income (Expenses) Equity Method	-	-	-	108,567	-	-		2,220

		116,115	-	-	108,567	206,190	-		2,220

MARUMBI	Advancement for future capital increase	-	-		-	6,702	-		-
	JCP / Dividends receivable	775	-		-	553	-		-
	Equity permanent stake	18,418	-		-	9,043	-		-
	Suppliers	-	2		-	-	-		-
	Equity method income	-	-		2,894	-	-		1,930
	Other income	-	-		14	-	-		-
	Fees with the use of electric grid	-	-	-	8	-	-		-

		19,193	2		2,900	16,298	-		1,930

CHUÍ	Equity permanent stake	-	-		-	37,495	-		-
	Advancement for future capital increase	431,913	-		-	330,500	-		-
	Equity Method Expenses	-	-	-	114,602	-	-	-	37,715

		431,913	-	-	114,602	367,995	-	-	37,715

FACHESF	Suppliers	-	1,720		-	-	10,719		-
	Pension contributions (regular)	-	11,415		-	-	10,220		-
	Actuarial expenses	-	-	-	123,537	-	-	-	105,121
	Operational Expenses	-	-	-	20,411	-	-	-	17,401
	Financial expenses	-	-	-	133,698	-	-	-	55,871

		-	13,135	-	277,646	-	20,939	-	178,393

TDG	Accounts receivable	355	-		-	429	-		-
	Equity permanent stake	7,236	-		-	28,013	-		-
	Advancement for future capital increase	101,000	-		-	101,000	-		-
	Suppliers	-	169		-	-	181		-
	Income from service provision	-	-		4,217	-	-		4,187
	Equity Method Expenses	-	-	-	20,777	-	-		-
	Fees with the use of electric grid	-	-	-	1,580	-	-	-	1,787

		108,591	169	-	18,140	129,442	181		2,400

MANAUS TRANSMISSÃO	JCP / Dividends receivable	50	-		-	-	-		-
	Equity permanent stake	621,873	-		-	215,793	-		-
	Advancement for future capital increase	26,800	-		-	39,181	-		-
	Other assets	1,067	-		-	1,338	-		-
	Suppliers	-	1,810		-	-	-		-
	Other liabilities	-	8		-	-	1,307		-
	Equity method income	-	-		29,919	-	-		22,226
	Other income	-	-		2,573	-	-		2,938
	Equity Method Expenses	-	-		-	-	-	-	65,311
	Fees with the use of electric grid	-	-	-	20,825	-	-	-	7,902

		649,790	1,818		11,667	256,312	1,307	-	48,049

IE MADEIRA	JCP / Dividends receivable	27,589	-		-	7,257	-		-
	Equity permanent stake	912,098	-		-	822,342	-		-
	Suppliers	-	1,475		-	-	5,752		-
	Accounts payable	-	526		-	-	579		-
	Equity method income	-	-		117,747	-	-		62,927
	Income from service provision	-	-		602	-	-		-
	Other income (expenses)	-	-		495	-	-		-
	Fees with the use of electric grid	-	-	-	53,169	-	-	-	49,776

		939,687	2,001		65,675	829,599	6,331		13,151

MANAUS CONSTRUÇÃO	JCP / Dividends receivable	9,178	-		-	12,351	-		-
	Equity permanent stake	33,251	-		-	4,724	-		-
	Income (Expenses) Equity Method	-	-	-	592	-	-		10,570

		42,429	-	-	592	17,075	-		10,570

STN	Other accounts receivable	273	-		-	263	-		-
	Equity permanent stake	176,941	-		-	163,434	-		-
	Suppliers	-	1,042		-	-	1,250		-
	Equity method income	-	-		45,475	-	-		46,014
	Income from service provision	-	-		3,231	-	-		2,841
	Fees with the use of electric grid	-	-	-	10,362	-	-	-	12,427

		177,214	1,042		38,344	163,697	1,250		36,428

INTESA - Integração Transmissora de EnergiaS.A.	JCP / Dividends receivable	1,209	-		-	-	-		-
	Equity permanent stake	42,084	-		-	41,064	-		-
	Other assets	317	-		-	-	-		-
	Suppliers	-	1,482		-	-	971		-
	Equity method income	-	-		6,727	-	-		5,573
	Other income	-	-		3,673	-	-		-
	Fees with the use of electric grid	-	-	-	14,503	-	-	-	9,496

		43,610	1,482	-	4,103	41,064	971	-	3,923

EAPSA -Energética Águas da Pedra S.A.	Clients	352	-		-	159	-		-
	JCP / Dividends receivable	2,181	-		-	1,124	-		-
	Equity permanent stake	208,795	-		-	89,580	-		-
	Other assets	-	-		-	161	-		-
	Equity method income	-	-		22,718	-	-		8,409
	Income from the use of electric grid	-	-		-	-	-		1,267
	Other income	-	-		1,557	-	-		-

		211,328	-		24,275	91,024	-		9,676

SETE GAMELEIRAS	Clients	8	-		-	7	-		-
	JCP / Dividends receivable	437	-		-	-	-		-
	Equity permanent stake	22,888	-		-	20,799	-		-
	Equity method income	-	-		2,526	-	-		556

		23,333	-		2,526	20,806	-		556

		CONSOLIDATED
		12/31/2015				12/31/2014

COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT		ASSET	LIABILITIES	RESULT

S. PEDRO DO LAGO	Clients	36	-		-	7	-		-
	JCP / Dividends receivable	371	-		-	-	-		-
	Equity permanent stake	16,423	-		-	16,268	-		-
	Income (Expenses) Equity Method	-	-		268	-	-		1,407
	Income from service provision	-	-		335	-	-		81

		16,830	-		603	16,275	-		1,488

PEDRA BRANCA	Clients	8	-		-	7	-		-
	JCP / Dividends receivable	542	-		-	-	-		-
	Equity permanent stake	17,592	-		-	14,256	-		-
	Income from service provision	-	-		-	-	-		192
	Income (Expenses) Equity Method	-	-		3,878	-	-		-

		18,142	-		3,878	14,263	-		192

BRASVENTOS MIASSABA	Clients	152	-		-	70	-		-
	Equity permanent stake	66,539	-		-	33,469	-		-
	Other assets	1	-		-	1	-		-
	Equity method income	-	-	-	226	-	-		4,703
	Income from the use of electric grid	-	-		709	-	-		649
	Other income	-	-		604	-	-		-
	Equity Method Expenses	-	-	-	200	-	-		-

		66,692	-		887	33,540	-		5,352

BRASVENTOS EOLO	Clients	129	-		-	60	-		-
	Advancement for future capital increase	316	-		-	316	-		-
	Equity permanent stake	40,163	-		-	20,750	-		-
	Other assets	1	-		-	-	-		-
	Income from the use of electric grid	-	-		605	-	-		554
	Other income	-	-		517	-	-		-
	Equity Method Expenses	-	-	-	668	-	-	-	1,495
	Income from equity	-	-	-	634	-	-		-

		40,609	-	-	180	21,126	-	-	941

PREVINORTE	Other assets	7,174	-		-	63	-		-
	Other liabilities	-	-		-	-	7,958		-

		7,174	-		-	63	7,958		-

ENERPEIXE	Clients	282	-		-	232	-		-
	JCP / Dividends receivable	34,686	-		-	26,059	-		-
	Equity permanent stake	561,282	-		-	555,860	-		-
	Equity method income	-	-		68,107	-	-		56,539
	Income from service provision	-	-		13	-	-		255
	Income from the use of electric grid	-	-		2,287	-	-		2,220

		596,250	-		70,407	582,151	-		59,014

	Equity permanent stake	17,574	-		-	15,616	-		-
	Suppliers	-	164		-	-	166		-
TRANSLESTE	Equity method income	-	-		4,719	-	-		5,040
	Fees with the use of electric grid	-	-	-	1,515	-	-	-	1,539

		17,574	164		3,204	15,616	166		3,501

TRANSUDESTE	Clients	14	-		-	-	-		-
	Other accounts receivable	13	-		-	-	-		-
	JCP / Dividends receivable	1,033	-		-	1,033	-		-
	Equity permanent stake	17,900	-		-	14,978	-		-
	Other assets	-	-		-	25	-		-
	Suppliers	-	102		-	-	156		-
	Other income	-	-		165	-	-		159
	Income from service provision	-	-		157	-	-		148
	Equity method income	-	-		3,459	-	-		3,294
	Financial income	-	-		-	-	-		1,034
	Fees with the use of electric grid	-	-	-	947	-	-	-	968

		18,960	102		2,834	16,036	156		3,667

TRANSIRAPE	JCP / Dividends receivable	678	-		-	-	-		-
	Equity permanent stake	19,061	-		-	16,134	-		-
	Suppliers	-	90		-	-	107		-
	Equity method income	-	-		3,605	-	-		2,864
	Fees with the use of electric grid	-	-	-	739	-	-	-	666

		19,739	90		2,866	16,134	107		2,198

CENTROESTE	Clients	63	-		-	-	-		-
	JCP / Dividends receivable	59	-		-	894	-		-
	Equity permanent stake	18,709	-		-	20,825	-		-
	Other assets	-	-		-	10	-		-
	Suppliers	-	54		-	-	71		-
	Equity method income	-	-		4,361	-	-		4,089
	Income from service provision	-	-		1,068	-	-		900
	Other income	-	-		89	-	-		431
	Fees with the use of electric grid	-	-	-	645	-	-	-	666

		18,831	54		4,873	21,729	71		4,754

BAGUARI	Clients	22	-		-	15	-		-
	JCP / Dividends receivable	2,462	-		-	7,294	-		-
	Advancement for future capital increase	315	-		-	315	-		-
	Equity permanent stake	82,721	-		-	85,815	-		-
	Income (Expenses) Equity Method	-	-		6,226	-	-	-	850
	Income from the use of electric grid	-	-		193	-	-		181

		85,520	-		6,419	93,439	-	-	669

RETIRO BAIXO	Advancement for future capital increase	1,225	-		-	2,695	-		-
	Equity permanent stake	121,774	-		-	111,906	-		-
	Equity Method Expenses	-	-		-	-	-	-	1,275
	Financial income (expenses)	-	-		7,173	-	-		-
	Financial income	-	-		-	-	-		111

		122,999	-		7,173	114,601	-	-	1,164

		CONSOLIDATED
		12/31/2015				12/31/2014

COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT		ASSET	LIABILITIES	RESULT

SERRA FACÃO ENERGIA	JCP / Dividends receivable	9,154	-		-	2,289	-		-
	Equity permanent stake	45,032	-		-	1,640	-		-
	Income (Expenses) Equity Method	-	-		23,047	-	-	-	59,102
	Income from service provision	-	-		154	-	-		80

		54,186	-		23,201	3,929	-	-	59,022

Chapecoense	Clients	740	-		-	740	-		-
	JCP / Dividends receivable	22,288	-		-	9,512	-		-
	Equity permanent stake	415,501	-		-	364,522	-		-
	Equity method income	-	-		73,267	-	-		28,646

		438,529	-		73,267	374,774	-		28,646

MADEIRA ENERGIA	Equity permanent stake	2,799,058	-		-	2,724,068	-		-
	Income (Expenses) Equity Method	-	-		7,030	-	-	-	861,144
	Other expenses	-	-	-	97,010	-	-		-

		2,799,058	-	-	89,980	2,724,068	-	-	861,144

INAMBARI	Equity permanent stake	194	-		-	164	-		-
	Other income	-	-		30	-	-		6,017
	Income (Expenses) Equity Method	-	-	-	31	-	-	-	6,024
	Income from equity	-	-	-	50	-	-		-

		194	-	-	51	164	-	-	7

TRANSENERGIA RENOVÁVEL	JCP / Dividends receivable	13,979	-		-	15,648	-		-
	Equity permanent stake	128,418	-		-	96,813	-		-
	Suppliers	-	57		-	-	80		-
	Equity method income	-	-		38,777	-	-		24,316
	Other income	-	-		-	-	-		8
	Fees with the use of electric grid	-	-	-	706	-	-	-	754

		142,397	57		38,071	112,461	80		23,570

MGE TRANSMISSÃO	Clients	15	-		-	-	-		-
	Other accounts receivable	148	-		-	149	-		-
	JCP / Dividends receivable	11,447	-		-	6,812	-		-
	Equity permanent stake	136,755	-		-	118,953	-		-
	Suppliers	-	119		-	-	100		-
	Income (Expenses) Equity Method	-	-		20,476	-	-	-	9,222
	Income from service provision	-	-		1,685	-	-		2,974
	Other income	-	-		167	-	-		67
	Fees with the use of electric grid	-	-	-	1,389	-	-	-	477

		148,365	119		20,939	125,914	100	-	6,658

GOIÁS TRANSMISSÃO	Other accounts receivable	229	-		-	203	-		-
	JCP / Dividends receivable	23,857	-		-	20,051	-		-
	Equity permanent stake	190,245	-		-	138,436	-		-
	Suppliers	-	204		-	-	225		-
	Income (Expenses) Equity Method	-	-		66,566	-	-	-	493
	Income from service provision	-	-		2,331	-	-		2,293
	Fees with the use of electric grid	-	-	-	2,327	-	-	-	1,911

		214,331	204		66,570	158,690	225	-	111

TRANS. SÃO PAULO	Clients	18	-		-	-	-		-
	Other accounts receivable	83	-		-	75	-		-
	JCP / Dividends receivable	4,275	-		-	15,934	-		-
	Advancement for future capital increase	-	-		-	1,960	-		-
	Equity permanent stake	91,141	-		-	83,116	-		-
	Suppliers	-	13		-	-	28		-
	Equity method income	-	-		6,065	-	-		43,977
	Income from service provision	-	-		976	-	-		890
	Other income	-	-		78	-	-		509
	Fees with the use of electric grid	-	-	-	297	-	-	-	276

		95,517	13		6,822	101,085	28		45,100

CALDAS NOVAS	Other accounts receivable	73	-		-	72	-		-
	JCP / Dividends receivable	452	-		-	-	-		-
	Equity permanent stake	13,560	-		-	12,846	-		-
	Suppliers	-	3		-	-	9		-
	Income (Expenses) Equity Method	-	-		1,166	-	-		3,084
	Income from service provision	-	-		724	-	-		720
	Other income	-	-		160	-	-		149
	Fees with the use of electric grid	-	-		-	-	-	-	61

		14,085	3		2,050	12,918	9		3,892

IE GARANHUNS	JCP / Dividends receivable	5,780	-		-	-	-		-
	Equity permanent stake	318,972	-		-	181,526	-		-
	Equity method income	-	-		26,361	-	-		16,717

		324,752	-		26,361	181,526	-		16,717

LUZIÂNIA NIQUELÂNDIA TRANSMISSORA	Clients	6	-		-	-	-		-
	Equity permanent stake	21,181	-		-	16,863	-		-
	Suppliers	-	-		-	-	845		-
	Equity method income	-	-		4,318	-	-		4,594
	Income from service provision	-	-		110	-	-		115
	Other income	-	-		30	-	-		188
	Fees with the use of electric grid	-	-	-	105	-	-	-	41

		21,187	-		4,353	16,863	845		4,856

TSLE - Transmissora Sul Litorânea de Energia S.A.	Other accounts receivable	18	-		-	5	-		-
	Advancement for future capital increase	84,847	-		-	54,499	-		-
	Equity permanent stake	144,615	-		-	139,719	-		-
	Accounts payable	-	11		-	-	-		-
	Income from service provision	-	-		570	-	-		3,457
	Other income	-	-		51	-	-		39
	Equity Method Expenses	-	-	-	4,980	-	-	-	2,637
	Fees with the use of electric grid	-	-	-	81	-	-		-

		229,480	11	-	4,440	194,223	-		859

		CONSOLIDATED
		12/31/2015				12/31/2014

COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT		ASSET	LIABILITIES	RESULT

Energia dos Ventos I	Equity permanent stake	-	-		-	7,254	-		-
	Income (Expenses) Equity Method	-	-	-	1	-	-	-	39

		-	-	-	1	7,254	-	-	39

Energia dos Ventos II	Equity permanent stake	-	-		-	4,406	-		-
	Income (Expenses) Equity Method	-	-		-	-	-	-	30

		-	-		-	4,406	-	-	30

Energia dos Ventos III	Equity permanent stake	-	-		-	6,535	-		-
	Income (Expenses) Equity Method	-	-		-	-	-	-	36

		-	-		-	6,535	-	-	36

Energia dos Ventos IV	Equity permanent stake	-	-		-	9,535	-		-
	Income (Expenses) Equity Method	-	-		-	-	-	-	43

		-	-		-	9,535	-	-	43

Energia dos Ventos X	Equity permanent stake	-	-		-	5,807	-		-
	Income (Expenses) Equity Method	-	-	-	1	-	-	-	34

		-	-	-	1	5,807	-	-	34

NORTE ENERGIA (Belo Monte)	Clients	390	-		-	-	-		-
	Other assets	54	-		-	78	-		-
	Advancement for future capital increase	326,671	-		-	-	-		-
	Equity permanent stake	3,469,785	-		-	3,479,087	-		-
	Income from equity	-	-	-	7,993	-	-	-	32,909
	Equity Method Expenses	-	-	-	7,225	-	-	-	110,640
	Income from the use of electric grid	-	-		39,258	-	-		-
	Other income	-	-		423	-	-		-

		3,796,900	-		24,463	3,479,165	-	-	143,549

AETE	Other assets	24	-		-	-	-		-
	Other liabilities	-	-		-	-	234		-
	Suppliers	-	160		-	-	-		-
	Equity method income	-	-		-	-	-		8,915
	Other income	-	-		2,251	-	-		-
	Fees with the use of electric grid	-	-	-	2,126	-	-	-	2,457

		24	160		125	-	234		6,458

BRASNORTE	Other assets	106	-		-	2,506	-		-
	Equity permanent stake	120,873	-		-	-	-		-
	Other liabilities	-	-		-	-	127		-
	Suppliers	-	88		-	-	-		-
	Equity method income	-	-		9,372	-	-		9,647
	Income from service provision	-	-		-	-	-		1,808
	Other income	-	-		3,523	-	-		-
	Fees with the use of electric grid	-	-	-	1,176	-	-	-	1,289

		120,979	88		11,719	2,506	127		10,166

ESTAÇÃO	Fees with the use of electric grid	-	-		-	-	-	-	3,735

		-	-		-	-	-	-	3,735

INTEGRAÇÃO TRANS.	Other assets	-	-		-	290	-		-
	Suppliers	-	-		-	-	-		-
	Equity permanent stake	133,488	-		-	-	-		-
	Other liabilities	-	-		-	-	709		-
	Equity method income	-	-		18,970	-	-		16,817
	Other income	-	-		-	-	-		3,838
	Fees with the use of electric grid	-	-		-	-	-	-	7,132

		133,488	-		18,970	290	709		13,523

CONSTRUTORA INTEG	Equity permanent stake	49,461	-		-	-	-		-
	Equity method income	-	-		1,507	-	-		63
	Income from equity	-	-	-	1,793	-	-		-

		49,461	-	-	286	-	-		63

TME - TRANSMISSORA MATOGROSSENSE DE ENERGIA	Equity permanent stake	97,154	-		-	-	-		-
	Other liabilities	-	214		-	-	234		-
	Income from equity	-	-		13,317	-	-		-
	Income from the use of electric grid	-	-		-	-	-		-
	Equity method income	-	-		-	-	-		11,182
	Fees with the use of electric grid	-	-	-	2,221	-	-	-	2,545

		97,154	214		11,096	-	234		8,637

TRANSNORTE	Equity permanent stake	148,373	-		-	-	-		-
	Suppliers	-	36		-	-	-		-
	Income from equity	-	-	-	9,613	-	-		-
	Equity method income	-	-		-	-	-		9,072
	Fees with the use of electric grid	-	-	-	186	-	-		-

		148,373	36	-	9,799	-	-		9,072

CTEEP	Financing and loans	196	-		-	-	-		-
	Equity permanent stake	942,732	-		-	946,187	-		-
	Dividends receivable	2,187	-		-	9,749	-		-
	Income from interest, commissions, fees, and [ILLEGIBLE]	-	-		17	-	-		-
	Equity method income	-	-		2,380	-	-		53,503
	Income from JCP / Dividends	-	-		2,206	-	-		1,480
	Income from equity	-	-		114,813	-	-		-
	Loss in subscription	-	-		-	-	-	-	679

		945,115	-		119,416	955,936	-		54,304

		CONSOLIDATED
		12/31/2015				12/31/2014

COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT		ASSET		LIABILITIES	RESULT

EMAE	Equity permanent stake	307,195	-		-		275,214	-		-
	JCP / Dividends receivable	1,416	-		-	-	54	-		-
	Equity method income	-	-		793		-	-		-
	Income from JCP / Dividends	-	-		-		-	-		64
	Income from equity	-	-		23,330		-	-		151,429
	Other expenses	-	-	-	89		-	-		-

		308,611	-		24,034		275,160	-		151,493

Triângulo Mineiro Trans. S.A.	Other accounts receivable	11	-		-		-	-		-
	Other assets	-	-		-		724	-		-
	Advancement for future capital increase	-	-		-		6,223	-		-
	Equity permanent stake	82,555	-		-		36,246	-		-
	Income (Expenses) Equity Method	-	-		2,957		-	-		830
	Income from service provision	-	-		578		-	-		724
	Other income	-	-		25		-	-		38

		82,566	-		3,560		43,193	-		1,592

CEPEL	Operational Expenses	-	-	-	11,525		-	-	-	10,925

		-	-	-	11,525		-	-	-	10,925

Paranaíba Transmissora de Energia S.A.	Other accounts receivable	70	-		-		142	-		-
	Equity permanent stake	100,726	-		-		67,383	-		-
	Equity method income	-	-		3,943		-	-		2,297
	Income from service provision	-	-		792		-	-		849

		100,796	-		4,735		67,525	-		3,146

Centrais Eolica Famosa I S.A.	Advancement for future capital increase	-	-		-		1,059	-		-
	Equity permanent stake	1,305	-		-		838	-		-
	Income (Expenses) Equity Method	-	-	-	592		-	-	-	6,425

		1,305	-	-	592		1,897	-	-	6,425

Centrais Eolica Pau Brasil S.A.	Advancement for future capital increase	-	-		-		706	-		-
	Equity permanent stake	758	-		-		548	-		-
	Income (Expenses) Equity Method	-	-	-	496		-	-	-	4,292

		758	-	-	496		1,254	-	-	4,292

Centrais Eolica São Paulo S.A.	Advancement for future capital increase	-	-		-		823	-		-
	Equity permanent stake	971	-		-		648	-		-
	Income (Expenses) Equity Method	-	-	-	500		-	-	-	4,803

		971	-	-	500		1,471	-	-	4,803

Centrais Eolica Rosada S.A.	Advancement for future capital increase	-	-		-		1,333	-		-
	Equity permanent stake	1,418	-		-		955	-		-
	Income (Expenses) Equity Method	-	-	-	870		-	-	-	8,132

		1,418	-	-	870		2,288	-	-	8,132

FRONTEIRA OESTE	Other accounts receivable	1,042	-		-		-	-		-
	Advancement for future capital increase	14,155	-		-		3,641	-		-
	Equity permanent stake	12,091	-		-		11,824	-		-
	Equity method income	-	-		267		-	-		-
	Income from service provision	-	-		1,042		-	-		-
	Equity Method Expenses	-	-		-		-	-	-	16

		27,288	-		1,309		15,465	-	-	16

Vale do São Bartolomeu Transmissora de Energia S.A.	Other accounts receivable	220	-		-		229	-		-
	Advancement for future capital increase	7,943	-		-		-	-		-
	Equity permanent stake	56,469	-		-		16,128	-		-
	Income (Expenses) Equity Method	-	-		1,512		-	-		645
	Income from service provision	-	-		373		-	-		226
	Other income	-	-		1,704		-	-		7,950

		64,632	-		3,589		16,357	-		8,821

PUNAÚ I EÓLICA S.A	Equity permanent stake	10,829	-		-		1,880	-		-
	Income (Expenses) Equity Method	-	-		8,816		-	-	-	7,313

		10,829	-		8,816		1,880	-	-	7,313

CARNAÚBA I EÓLICA S.A.	Equity permanent stake	10,261	-		-		1,238	-		-
	Income (Expenses) Equity Method	-	-		8,906		-	-	-	7,186

		10,261	-		8,906		1,238	-	-	7,186

CARNAÚBA II EÓLICA S.A.	Equity permanent stake	8,293	-		-		936	-		-
	Income (Expenses) Equity Method	-	-		7,254		-	-	-	5,959

		8,293	-		7,254		936	-	-	5,959

CARNAÚBA III EÓLICA S.A.	Equity permanent stake	7,290	-		-		845	-		-
	Income (Expenses) Equity Method	-	-		6,358		-	-	-	5,284

		7,290	-		6,358		845	-	-	5,284

CARNAÚBA V EÓLICA S.A.	Equity permanent stake	10,777	-		-		1,212	-		-
	Income (Expenses) Equity Method	-	-		9,433		-	-	-	7,981

		10,777	-		9,433		1,212	-	-	7,981

CERVANTES I EÓLICA S.A.	Equity permanent stake	7,355	-		-		1,357	-		-
	Income (Expenses) Equity Method	-	-		5,910		-	-	-	4,772

		7,355	-		5,910		1,357	-	-	4,772

CERVANTES II EÓLICA S.A.	Equity permanent stake	5,474	-		-		644	-		-
	Income (Expenses) Equity Method	-	-		4,755		-	-	-	3,958

		5,474	-		4,755		644	-	-	3,958

BOM JESUS EÓLICA S.A.	Equity permanent stake	1,251	-		-		1,370	-		-
	Income (Expenses) Equity Method	-	-	-	236		-	-	-	5,794

		1,251	-	-	236		1,370	-	-	5,794

		CONSOLIDATED
		12/31/2015				12/31/2014

COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT		ASSET	LIABILITIES	RESULT

CACHOEIRA EÓLICA S.A	Equity permanent stake	767	-		-	871	-		-
	Income (Expenses) Equity Method	-	-	-	191	-	-	-	3,907

		767	-	-	191	871	-	-	3,907

PITIMBU EÓLICA S.A	Equity permanent stake	1,037	-		-	1,270	-		-
	Income (Expenses) Equity Method	-	-	-	351	-	-	-	5,894

		1,037	-	-	351	1,270	-	-	5,894

SÃO CAETANO EÓLICA S.A	Equity permanent stake	1,387	-		-	2,387	-		-
	Income (Expenses) Equity Method	-	-	-	1,177	-	-	-	7,952

		1,387	-	-	1,177	2,387	-	-	7,952

SÃO CAETANO I EÓLICA S.A	Equity permanent stake	1,137	-		-	1,867	-		-
	Income (Expenses) Equity Method	-	-	-	847	-	-	-	5,297

		1,137	-	-	847	1,867	-	-	5,297

SÃO GALVÃO EÓLICA S.A.	Equity permanent stake	1,342	-		-	1,684	-		-
	Income (Expenses) Equity Method	-	-	-	505	-	-	-	7,862

		1,342	-	-	505	1,684	-	-	7,862

Baraúnas I	Equity permanent stake	17,356	-		-	27	-		-
	Equity Method Expenses	-	-	-	213	-	-	-	27

		17,356	-	-	213	27	-	-	27

Mussambê	Equity permanent stake	21,724	-		-	19,955	-		-
	Equity Method Expenses	-	-	-	25	-	-	-	32

		21,724	-	-	25	19,955	-	-	32

Morro Branco I	Equity permanent stake	17,019	-		-	15,549	-		-
	Equity Method Expenses	-	-	-	204	-	-	-	22

		17,019	-	-	204	15,549	-	-	22

SINOP	Equity permanent stake	179,052	-		-	87,047	-		-
	Advancement for future capital increase	73,500	-		-	-	-		-
	Equity method income	-	-		2,479	-	-		-
	Equity Method Expenses	-	-		-	-	-		-
	Income from equity	-	-	-	1,199	-	-	-	4,249

		252,552	-		1,280	87,047	-	-	4,249

MATA DE SANTA GENEBRA	Other accounts receivable	2	-		-	1	-		-
	Equity permanent stake	30,336	-		-	26,177	-		-
	Income (Expenses) Equity Method	-	-		1,415	-	-	-	1,019
	Other income	-	-		292	-	-		894
	Other expenses	-	-		4	-	-		-

		30,338	-		1,711	26,178	-	-	125

LAGOA AZUL TRANSMISSORA	Clients	396	-		-	-	-		-
	Other assets	-	-		-	1	-		-
	Equity permanent stake	8,632	-		-	1,970	-		-
	Income (Expenses) Equity Method	-	-		99	-	-	-	151
	Other income	-	-		-	-	-		12
	Other expenses	-	-		395	-	-		-

		9,028	-		494	1,971	-	-	139

EÓLICA ITAGUAÇU DA BAHIA SPE S.A.	Other assets	-	-		-	1	-		-
	Equity permanent stake	11,798	-		-	1,062	-		-
	Income (Expenses) Equity Method	-	-		102	-	-	-	101
	Other expenses	-	-	-	1	-	-		-

		11,798	-		101	1,063	-	-	101

ITAGUAÇU DA BAHIA ENERGIAS RENOVÁVEIS	Advancement for future capital increase	34,300	-		-	-	-		-
	Equity permanent stake	11,798	-		-	-	-		-
	Income (Expenses) Equity Method	-	-	-	4,396	-	-		-

		46,098	-	-	4,396	-	-		-

EÓLICA VENTOS DE SANTA LUIZA SPE S.A.	Other assets	-	-		-	1	-		-
	Advancement for future capital increase	-	-		-	1,063	-		-
	Income (Expenses) Equity Method	-	-		101	-	-	-	100
	Other expenses	-	-	-	1	-	-		-

		-	-		100	1,064	-	-	100

EÓLICA VENTOS DE SANTA MADALENA SPE S.A.	Other assets	-	-		-	1	-		-
	Equity permanent stake	-	-		-	1,062	-		-
	Income (Expenses) Equity Method	-	-		102	-	-	-	101
	Other expenses	-	-	-	1	-	-		-

		-	-		101	1,063	-	-	101

EÓLICA VENTOS DE SANTA MARCELLA SPE S.A.	Other assets	-	-		-	1	-		-
	Equity permanent stake	-	-		-	1,063	-		-
	Income (Expenses) Equity Method	-	-		101	-	-	-	101
	Other expenses	-	-	-	1	-	-		-

		-	-		100	1,064	-	-	101

EÓLICA VENTOS DE SANTA VERA SPE S.A.	Other assets	-	-		-	1	-		-
	Equity permanent stake	-	-		-	1,063	-		-
	Income (Expenses) Equity Method	-	-		101	-	-	-	100
	Other expenses	-	-	-	1	-	-		-

		-	-		100	1,064	-	-	100

		CONSOLIDATED
		12/31/2015				12/31/2014

COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT		ASSET	LIABILITIES	RESULT

EÓLICA VENTOS DE SANTO ANTONIO SPE S.A.	Other assets	-	-		-	1	-		-
	Equity permanent stake	-	-		-	1,063	-		-
	Income (Expenses) Equity Method	-	-		102	-	-	-	100
	Other expenses	-	-	-	1	-	-		-

		-	-		101	1,064	-	-	100

EÓLICA VENTOS DE SÃO BENTO SPE S.A.	Other assets	-	-		-	1	-		-
	Equity permanent stake	-	-		-	1,063	-		-
	Income (Expenses) Equity Method	-	-		102	-	-	-	101
	Other expenses	-	-	-	1	-	-		-

		-	-		101	1,064	-	-	101

EÓLICA VENTOS DE SÃO CIRILO SPE S.A.	Other assets	-	-		-	1	-		-
	Equity permanent stake	-	-		-	1,063	-		-
	Income (Expenses) Equity Method	-	-		101	-	-	-	100
	Other expenses	-	-	-	1	-	-		-

		-	-		100	1,064	-	-	100

EÓLICA VENTOS DE SÃO JOÃO SPE S.A.	Other assets	-	-		-	1	-		-
	Equity permanent stake	-	-		-	1,063	-		-
	Income (Expenses) Equity Method	-	-		101	-	-	-	100
	Other expenses	-	-	-	1	-	-		-

		-	-		100	1,064	-	-	100

EÓLICA VENTOS DE SÃO RAFAEL SPE S.A.	Other assets	-	-		-	1	-		-
	Equity permanent stake	-	-		-	1,063	-		-
	Income (Expenses) Equity Method	-	-		101	-	-	-	101
	Other expenses	-	-	-	1	-	-		-

		-	-		100	1,064	-	-	101

BARAÚNAS II	Equity permanent stake	585	-		-	615	-		-
	Equity Method Expenses	-	-	-	30	-	-	-	7

		585	-	-	30	615	-	-	7

BANDA DE COURO	Equity permanent stake	928	-		-	961	-		-
	Equity Method Expenses	-	-	-	33	-	-	-	7
	Other expenses	-	-		-	-	-		-

		928	-	-	33	961	-	-	7

BELO MONTE TRANSMISSORA SPE S.A.	Equity permanent stake	391,058	-		-	6,119	-		-
	Advancement for future capital increase	194,040	-		-	-	-		-
	Other assets	-	-		-	1	-		-
	Income (Expenses) Equity Method	-	-	-	4,630	-	-	-	5
	Income from equity	-	-	-	4,473	-	-		-
	Other expenses	-	-	-	1	-	-		-
	Other income	-	-		-	-	-		424

		585,098	-	-	9,104	6,120	-		419

ITAIPU	Financing and loans	14,802,134	-		-	11,656,696	-		-
	Dividends receivable	1,952			-	-	-		-
	Income from interest, commissions, fees, and [ILLEGIBLE]	-	-		6,009,406	-	-		767,647

		14,804,087	-		6,009,406	11,656,696	-		767,647

SANTO ANTONIO ENERGIA	Clients	9,501	-		-	4,174	-		-
	Other accounts receivable	130,253	-		-	-	-		-
	Other assets	-	-		-	311	-		-
	Income from service provision	-	-		3,005	-	-		3,481
	Income from the use of electric grid	-	-		43,352	-	-		40,602
	Income from the sale of energy	-	-		64,924	-	-		-
	Other income					-	-		268

		139,754	-		111,281	4,485	-		44,351

ELETROS	Contributions payable - sponsor	-	23,555		-	-	10,652		-
	Provisions	-	244,685		-	-	448,407		-
	Sponsor contributions	-	-		-31,693	-	-	-	34,423
	Fees	-	-	-	2,410	-	-	-	2,462

		-	268,240	-	34,103	-	459,059	-	36,885

CEEE-GT	Equity stake	448,274	-		-	449,336	-		-
	Financing and loans	4,883	-		-	13,254	-		-
	Income from equity	-	-		14,173	-	-	-	91,308
	Income from interest, commissions, and fees	-	-		607	-	-		1,189

		453,157	-		14,780	462,590	-	-	90,119

ENERGISA MT	Equity stake	385,318	-		-	376,031	-		-
	Financing and loans	310,697	-		-	353,596	-		-
	Dividends receivable	4,403	-		-	-	-		-
	Income from equity	-	-		12,918	-	-		25,491
	Income from interest, commissions, and fees	-	-		30,911	-	-		34,608

		700,417	-		43,829	729,627	-		60,099

CEMAR	Equity stake	653,419	-		-	554,817	-		-
	Dividends receivable	-	-		-	20,754	-		-
	Financing and loans	275,939	-		-	308,989	-		-
	Income from equity	-	-		121,778	-	-		112,288
	Income from interest, commissions, and fees	-	-		28,387	-	-		18,635

		929,358	-		150,165	884,560	-		130,923

Lajeado Energia	Equity stake	219,173	-		-	206,282	-		-
	Dividends receivable	86,589	-		-	94,810	-		-
	Income from equity	-	-		37,014	-	-		13,630

		305,762	-		37,014	301,092	-		13,630

CEB Lajeado	Equity stake	80,353	-		-	71,723	-		-
	Dividends receivable	13,980	-		-	14,606	-		-
	Income from equity	-	-		17,586	-	-		7,419

		94,333	-		17,586	86,329	-		7,419

		CONSOLIDATED
		12/31/2015				12/31/2014

COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT		ASSET		LIABILITIES	RESULT

Paulista Lajeado	Equity stake	23,507	-		-		18,119	-		-
	Dividends receivable	3,077	-		-		2,765	-		-
	Income from equity	-	-		4,463		-	-	-	3,096

		26,584	-		4,463		20,884	-	-	3,096

CEEE-D	Equity stake	-	-		-		7,476	-		-
	Financing and loans	28,520	-		-		31,258	-		-
	Income from equity	-	-		-		-	-	-	145,118
	Income from interest, commissions, and fees	-	-		2,673		-	-		2,895

		28,520	-		2,673		38,734	-	-	142,223

CHC Amé	Equity stake	98,514	-		-		79,081	-		-
	Income from equity	-	-	-	13,753		-	-	-	5,517

		98,514	-	-	13,753		79,081	-	-	5,517

EÓLICA MANGUE SECO	Equity stake	16,889	-		-		16,726	-		-
	Income from equity	-	-		163		-	-	-	332

		16,889	-		163		16,726	-	-	332

ROUAR	Equity stake	111,775	-		-		70,044	-		-
	Income from equity	-	-		7,529		-	-		7,240

		111,775	-		7,529		70,044	-		7,240

Companhia Celg de Participações -	Other liabilities - Loans	-	117,080		-		-	109,537		-
	Financial expenses	-	-		7,543		-	-		-

		-	117,080		7,543		-	109,537		-

CELG Generation e Transmissão - CELG GT	Suppliers	-	1,779		-		-	1,082		-
	Other liabilities	-	50,355		-		-	-		-
	Fees with the use of electric grid	-	-		13,493		-	-		2,577
	Actuarial expenses	-	-		484		-	-		-
	Financial expenses	-	-		129		-	-		-

		-	52,134		14,106		-	1,082		2,577

FOZ DO CHAPECÓ	Clients	434	-		-		458	-		-
	Income from service provision	-	-		134		-	-		137
	Income from the use of electric grid	-	-		4,672		-	-		4,257

		434	-		4,806		458	-		4,394

TIJOA PARTICIPAÇÕES E INVESTIMENTOS S.A.	Clients	352	-		-		362	-		-
	Advancement for future capital increase	-	-		-		649	-		-
	Equity permanent stake	5,666	-		-		167	-		-
	Income (Expenses) Equity Method	-	-		7,345		-	-		167
	Income from the use of electric grid	-	-		3,739		-	-		825

		6,018	-		11,084		1,178	-		992

CSE CENTRO DE SOLUÇÕES ESTRATÉGICAS S.A.	Advancement for future capital increase	-	-		-		1,996	-		-
	Equity permanent stake	1,147	-		-	-	299	-		-
	Income from service provision	-	-		167		-	-		-
	Income (Expenses) Equity Method	-	-	-	1,049		-	-	-	299

		1,147	-	-	882		1,697	-	-	299

EMPRESA DE ENERGIA SÃO MANOEL S.A.	Equity permanent stake	55,409	-		-	-	594	-		-
	Other income	-	-		-		-	-		1,029
	Income (Expenses) Equity Method	-	-	-	1,759		-	-	-	594
	Other expenses	-	-	-	47,905		-	-		-

		55,409	-	-	49,664	-	594	-		435

ENERGIA OLÍMPICA S.A.	Equity permanent stake	2,487	-		-	-	213	-		-
	Income (Expenses) Equity Method	-	-		2,700		-	-	-	213
	Other income	-	-		1		-	-		-
	Other expenses	-	-		-		-	-	-	1

		2,487	-		2,701	-	213	-	-	214

CIA HIDREL TELES PIRES	Clients	1,954	-		-		-	-		-
	Accounts payable	-	2,218		-		-	-		-
	Income from service provision	-	-		3,253		-	-		5,759
	Other income	-	-		-		-	-		2,093
	Income from the use of electric grid	-	-		9,926		-	-		-
	Purchase of electricity	-	-	-	18,614		-	-		-

		1,954	2,218	-	5,435		-	-		7,852

PARAÍSO	Advancement for future capital increase	4,000	-		-		-	-		-
	Income (Expenses) Equity Method	-	-	-	70		-	-		-

		4,000	-	-	70		-	-		-

VAMCRUZ PARTICIPAÇÕES S.A.	Accounts receivable	-	-		-		-	-		-
	Dividends	523	-		-		-	-		-
	Equity permanent stake	73,368	-		-		72,993	-		-
	Advancement for future capital increase	66,892	-		-		-	-		-
	Income (Expenses) Equity Method	-	-		506		-	-	-	42

		140,783	-		506		72,993	-	-	42

Rei dos Ventos 3 Geradora de Energia S.A.	Accounts receivable	75	-		-		61	-		-
	Equity permanent stake	39,868	-		-		21,356	-		-
	Income from equity	-	-	-	1,406		-	-		-
	Income from the use of electric grid	-	-		622		-	-		570
	Equity method income	-	-	-	1,422		-	-		1,801

		39,943	-	-	2,206		21,417	-		2,371

		CONSOLIDATED
		12/31/2015				12/31/2014

COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT		ASSET	LIABILITIES	RESULT

CHAPADA DO PIAUÍ I S.A.	Equity permanent stake	109,497	-		-	119,057	-		-
	Advancement for future capital increase	14,040	-		-	-	-		-
	Income (Expenses) Equity Method	-	-	-	9,560	-	-	-	1

		123,537	-	-	9,560	119,057	-	-	1

Chapada do Piauí II Holding S.A	Equity permanent stake	142,187	-		-	108,022	-		-
	Income (Expenses) Equity Method	-	-	-	2,358	-	-		-

		142,187	-	-	2,358	108,022	-		-

Eólica Serra das Vacas Holding S.A.	Equity permanent stake	97,374	-		-	57,877	-		-
	Advancement for future capital increase	25,005	-		-	-	-		-
	Income (Expenses) Equity Method	-	-	-	592	-	-	-	486

		122,379	-	-	592	57,877	-	-	486

NOTE 47 - SALARIES OF KEY PERSONNEL

Salaries of key personnel of the Company (directors and advisors) are the following:

	PARENT COMPANY		CONSOLIDATED
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Compensation of Executive Officers and Board Members	5,853	5,605	33,625	28,021
Salaries and social fees	1,611	1,344	6,511	5,934
Profit sharing	-	-	-	-
Others	426	411	2,700	1,938

	7,890	7,360	42,836	35,893

NOTE 48 - SUBSEQUENT EVENTS

 48.1 Agreement for the Readjustment of Debt of the debt of the subsidiary CELG-D with Itaipu

Provisional Measure No. 677 that sets forth about concession contracts in the electric sector, converted into Law No. 13,182/2015, allows companies included in the National Privatization Program – PND starting in 2015, to adjust debt in foreign currency within 120 months, considering grace periods and amortization.

Should the debt adjustment related to the Itaipu transfer have occurred in 2015, under the terms in Order ANEEL No. 310/2016 and the terms in Law No. 13,182/2015, CELG-D would not have registered exchange variation in the total amount of R$ 418 million in the result, and, consequently, the liabilities would be reduced at the same amount.

48.2 –Contract for the purchase and sale of electricity

The subsidiary Furnas on March 3, 2016 exercised the option in the contract for the purchase and sale of electricity in the free environment with company Santo Antônio Energia S/A, which supply would occur in the period between January 1, 2017 and January 31, 2020, with the payment of the amount of R$ 156,747, related to the original value of the negotiation (R$ 130,000) for the future delivery of this power and corresponding adjustment (R$ 26,747).

48.3 – Credit facility acquired from Caixa Econômica Federal

The subsidiary Eletronorte, with the management, approved on January 19, 2016, the acquisition of a Bank Credit Note of R$ 400,000 with Caixa Econômica Federal, to be used as financial reinforcement to the Company cash flow. The credit facility will be made available when capital is needed.

48.4 – Issuing Promissory Notes

On March 7, 2016, the subsidiary Eletrosul held the 2nd issuance of commercial promissory notes, in a single series, comprised by 500 commercial promissory notes, with unit par value of R$ 500,000, in a total of R$ 250,000,000, with maturity date on March 2, 2017, compensated 100% with accrued variation of average daily rates of DI + spread at 3.5% p.a. Issuing costs paid to Banco BTG related to the structuring commission, placement, and guarantee were R$ 6,917.

48.5 –Angramon Consortium – Usina Angra 3

Claim filed by the Angramon Consortium aiming to terminate the electromechanic assembly contract grounded on the lack of payment by Eletronuclear for more than 90 days, as well as non-application also by Eletronuclear of penalties or execution of contractual guarantee.

Eletronuclear has responded to the claim by its attorneys and the Angramon Consortium filed its reply. The advanced effects have not been granted by the judge. In the same decision, the notification of the Federal Government has been determined in order to manifest any interest in the litigation, and the notification was issued on March 22, 2016.

It is important to note that on January 14, 2016, Law No. 13,255 was enacted, estimating the income and setting the expenses of the Federal Government for the fiscal year 2016, including the Investment Budget of the companies where the Federal Government, directly or indirectly, holds the majority of shares with voting rights, and including approval of the determination and execution for the Investment in the project “Deployment of Angra 3 Thermonuclear Power Plant”, that is held by Eletronuclear. It is understood that upon evaluation by the Mixed Commission of Plans, Public Budgets, and Supervision by the National Congress, as well as the plenary session of the National Congress, the work “Deployment of Angra 3 Thermonuclear Power Plant” is ready to maintain its physical, budget, and financial execution.

Despite chronological changes to the project, the Company has assured preservation and integrity of the services that have been performed, additionally, it shall adopt measures to attempt to recover possible impacts in the schedule of the works of Usina Angra 3 (December 2020). The company believes also that the net residual value calculated after the impairment test may be recovered during commercial operation of this Angra 3 Power Plant.

48.6 – Capital investment Norte Energia S.A.

In February 2016, the Management of the subsidiary Eletronorte approved the investment of R$ 119,880 in subsidiary Norte Energia S.A. to be made on March 4, 2016. This amount refers to 19.98% of the equity held by Eletronorte in the subsidiary, which capital stock increased to R$ 9,000,000. After the investment, the Subsidiary now holds the balance of R$ 1,798,200 of the invested capital.

48.7 – Incorporation of AFAC into capital

On January 14, 2016, subsidiaries Eletrosul listed below made a capital increase upon the transfer of funds received by AFAC, as seen below:

Date	Company	Total
01/14/2016	Chuí IX	49,892
01/14/2016	Hermenegildo I	173,220
01/14/2016	Hermenegildo II	173,244
01/14/2016	Hermenegildo III	147,598

		543,954

48.8 – Judicial Recovery Abengoa

The Company learned about the request of judicial recovery filed on January 29, 2016, by Abengoa Concessões Brasil S.A. (“Abengoa Concessões”) and Abengoa Greenfield Brasil Holding S.A. (“Abengoa Greenfield”), under the terms in Law No. 11,101/05. The request was distributed to the 6th Corporate Court of Justice of Rio de Janeiro and is waiting to be approved.

Abengoa Concessões is shareholder of companies where the Subsidiary Eletronorte holds equity. This fact does not imply the judicial recovery of companies where the Company holds equity and Abengoa Concessões Brasil Holding S.A., because these companies are in operation and continue to perform their activities, as well as complying with their obligations regularly.

To date, this judicial recovery proceeding has had no impact on the Company operations, or the preparation and filing of the financial statements corresponding to the fiscal year ending on December 31, 2015. The Management will continue to monitor the development of this matter, as well as eventual direct and indirect consequences for the Company, if any.

48.9 – Renegotiation of debt on financing contracts

On February 24, 2016, the Board of Directors of Eletrobras has approved the renegotiation of the debt on financing contracts of the Subsidiary Eletrosul before Eletrobras, suspending the enforceability of principal and incorporation of interest from November 2015 to June 2016, in the amount of R$ 1,826,402.

Resumption of the payments of principal and interest on these contracts shall occur in July 2016.

José da Costa Carvalho Neto
President
Armando Casado de Araújo	Renato Soares Sacramento
Financial and Investor Relations	Generation Officer - Deputy
Officer

Josias Matos de Araujo	Alexandre Vaghi de Arruda Aniz
Regulation Officer	Management Officer

Marcos Aurelio Madureira da Silva	José Antônio Muniz Lopes
Distribution Officer	Transmission Officer
Rodrigo Vilella Ruiz
Accountant
CRC-DF 088488/9 O

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2016

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/s/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.